Amendment No. 2 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on June 10, 2024. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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Picpay Holdings Netherlands B.V.*
(Exact Name of Registrant as Specified in its Charter)

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The Netherlands	7389	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Avenida Manuel Bandeira, 291
Block A, 2nd floor
São Paulo — SP, 05317-020, Brazil
+55 (11) 97723-1925
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:
Donald Baker John Guzman Karen Katri White & Case LLP Avenida Brigadeiro Faria Lima, 2,277 — 4th Floor São Paulo — SP 01452-000, Brazil +55 (11) 3147-5600		Manuel Garciadiaz Drew Glover Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

*         The Registrant intends to convert its legal form under Dutch law from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and to change its name to “Picpay Holdings Netherlands N.V.” prior to the closing of the offering.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2024

PRELIMINARY PROSPECTUS

Class A Common Shares

Picpay Holdings Netherlands N.V.

(a public company with limited liability incorporated in the Netherlands with its statutory seat in Amsterdam, the Netherlands)

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This is an initial public offering of the Class A common shares, each with a nominal value of €0.01, of Picpay Holdings Netherlands N.V. We are offering              Class A common shares in this offering.

Prior to this offering, there has been no public market for our Class A common shares or our Class B common shares. It is currently estimated that the initial public offering price per Class A common share will be between US$             and US$            . We intend to apply to list our Class A common shares on the Nasdaq Global Select Market, or “Nasdaq,” under the symbol “PICS.” We will not seek a listing for our Class B common shares on Nasdaq or on any other exchange.

Upon consummation of this offering, we will have two classes of shares: our Class A common shares and our Class B common shares. Our Class B common shares will carry rights that are identical to the Class A common shares being sold in this offering, except that: (1) holders of our Class B common shares are entitled to 10 votes per Class B common share, whereas holders of our Class A common shares are entitled to one vote per Class A common share; and (2) our Class B common shares have certain conversion rights. Our Class A common shares and Class B common shares will carry the same dividend rights. For further information, see “Description of Share Capital.” J&F Participações S.A., or “J&F Participações,” will beneficially own 100% of our Class B common shares, which will represent approximately       % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. For more information about our corporate structure immediately following this offering, see “Summary — Our Corporate Structure.”

We are an “emerging growth company” under the U.S. federal securities laws as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company disclosure and reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 39 of this prospectus.

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	Per Class A common share	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

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(1)       See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to             additional Class A common shares to cover the underwriters’ option to purchase additional Class A common shares, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission, or the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares against payment in New York, New York on or about            , 2024.

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Global Coordinator

Citigroup

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The date of this prospectus is             , 2024.

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None of us, or the underwriters, or any of their respective agents, have authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. None of us, or the underwriters, or any of their respective agents, take responsibility for, and can provide any assurance as to the reliability of, any other information that others may give you. None of us, or the underwriters, or any of their respective agents, have authorized any other person to provide you with different or additional information. None of us, or the underwriters, or any of their respective agents, are making an offer to sell the Class A common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside the United States: None of us, or the underwriters, or any of their respective agents, have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A common shares and the distribution of this prospectus or any such free writing prospectus outside the United States and in their jurisdiction.

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The issuer was incorporated on December 27, 2023 as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of this offering, the issuer will be converted into a public limited liability company (naamloze vennootschap) under Dutch law with the name “Picpay Holdings Netherlands N.V.”

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to: (1) “PicPay Netherlands” are to Picpay Holdings Netherlands N.V. (as Picpay Holdings Netherlands B.V. is expected to be known upon its renaming and conversion into a public limited liability company under Dutch law); (2) “PicPay,” the “Company,” “we,” “our,” “ours,” “us” or similar terms are to PicPay Netherlands (or, when applicable, its predecessor for accounting purposes PicS Ltd.) together with its consolidated subsidiaries, including its indirect subsidiaries PicPay Brazil and PicPay Bank; (3) “PicPay Brazil” are to PicPay Instituição de Pagamentos S.A., a privately-held company (sociedade anômina fechada) incorporated in Brazil, and its consolidated subsidiaries; and (4) “PicPay Bank” are to PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.), a corporation (sociedade anônima) incorporated in Brazil.

In addition, in this prospectus, except where otherwise indicated or where the context requires otherwise:

•        “Articles of Association” means PicPay Netherlands’ articles of association that will be effective as per the conversion of the Company into a public limited liability company under Dutch law prior to the completion of this offering.

•        “Banco Original” means Banco Original S.A., a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações.

•        “BX” or “BX Blue” means BX Negócios Inteligentes Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. BX is a wholly-owned subsidiary of Guiabolso.

•        “Class A common shares” means Class A common shares in the capital of PicPay Netherlands, with a nominal value of €0.01 per Class A common share, whereby each Class A common share confers the right to one vote per share at the general meeting.

•        “Class B common shares” means Class B common shares in the capital of PicPay Netherlands, with a nominal value of €0.10 per Class B common share, whereby each Class B common share confers the right to ten votes per share at the general meeting.

•        “common shares” means, collectively, Class A common shares and Class B common shares.

•        “conversion shares” means conversion shares in the share capital of the Company, with a nominal value of €0.09 per conversion share, whereby each such share confers the right to nine votes per share at a general meeting. Conversion shares are introduced to facilitate a 1:1 conversion of Class B common shares into Class A common shares under Dutch law. If a conversion share is held by anyone other than the Company, such shareholder shall be obliged to offer and transfer such conversion share to the Company unencumbered and for no consideration. For more information see “Description of Share Capital — Conversion.”

•        “Crednovo” means Crednovo Sociedade de Empréstimo entre Pessoas S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. Crednovo is a wholly-owned subsidiary of PicPay Holding.

•        “EUR” or “€” means the Euro, the lawful currency of the European Economic and Monetary Union.

•        “FIDC PicPay I” means Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios) (FIDC) that began operating in May 2019 in order to facilitate our offering of installment payments to consumers. Currently, 100% of FIDC PicPay I’s senior quotas are held by PicPay Bank and 100% of FIDC PicPay I’s subordinated quotas are held by PicPay Brazil.

•        “general meeting” means the corporate body of PicPay Netherlands consisting of holders of Shares and all other persons with a right to attend and address a general meeting or, as the context requires, the physical meeting of holders of Shares and other persons with a right to attend and address a general meeting;

•        “Guiabolso” means Guiabolso Finanças Correspondente Bancário e Serviços Ltda., a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso is a wholly-owned subsidiary of PicPay Brazil.

•        “Guiabolso Pagamentos” means Guiabolso Pagamentos Ltda. (formerly known as Just Correspondente Bancário e Serviços Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. Guiabolso Pagamentos is a wholly-owned subsidiary of Guiabolso.

•        “J&F International” means J&F International B.V., a private limited liability company incorporated under Dutch law. As of the date of this prospectus, J&F International directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, J&F International will directly own 100% of our Class B common shares, which will represent: (1) approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2) approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). J&F International is a wholly-owned subsidiary of J&F Participações.

•        “J&F Participações” means J&F Participações S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

•        “PicPay Invest” means PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (formerly known as Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicPay Invest is a wholly-owned subsidiary of PicPay Brazil.

•        “PicS Ltd.” means PicS Ltd., a Cayman Islands exempted company with limited liability. Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

•        “PicS Holding” means PicS Holding Ltda. (formerly known as PicPay Holding Ltda.), a limited liability company (sociedade limitada) organized under the laws of Brazil. PicS Ltd. directly holds 99.88% of the shares of PicS Holding, which directly holds 100% of the shares of PicPay Brazil, PicPay Bank and Crednovo.

•        “Shares” means, collectively, the Class A common shares, the Class B common shares and the conversion shares.

•        “Stichting ACC Family” means Stichting ACC Family, a foundation (stichting) incorporated under Dutch law. As of the date of this prospectus, Stichting ACC Family directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting ACC Family will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Anderson Chamon, PicPay Brazil’s co-founder and its vice-president of technology and products has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

•        “Stichting AGR” means Stichting AGR, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting AGR directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting AGR will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR.

•        “Stichting ECS” means Stichting ECS, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting ECS directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting ECS will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

•        “Stichting JAB” means Stichting JAB, a foundation incorporated under Dutch law. As of the date of this prospectus, Stichting JAB directly owns            % of our Class A common shares,            % of our Class B common shares and            % of our total capital stock. Immediately following the consummation of this offering, Stichting JAB will directly own: (1)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares); or (2)            % of our Class A common shares and            % of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). Mr. José Antonio Batista Costa, one of our executive directors, has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Management.”

•        “ultimate controlling shareholders” means Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista.

Glossary of Technical Terms

The following is a glossary of certain industry and other technical terms used in this prospectus:

•        “ABECS” means the Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartões de Crédito e Serviços), a trade association that represents participants in the Brazil credit card market.

•        “active business” means a merchant inside our network that has received at least one payment in the last 12 months.

•        “active social consumer” means a consumer who is active in the preceding month on the direct message feature (that either received or sent a message during the period).

•        “active consumer” means a consumer who has opened our app at least once and/or made a financial transaction and/or held a deposit during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active consumers.

•        “active sellers” means sellers who were offering their products or services on the PicPay Shop as of a given date.

•        “acquirer” means a payment institution that, without managing payment accounts, provides the following services: (1) accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participation in the settlement process of payment transactions as a creditor with respect to the card issuer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. The acquirer receives the transaction details from the merchant’s terminal, passes them to the card issuer for authorization via the payment scheme, and completes the processing of the transaction. The acquirer arranges settlement of the transaction and credits the merchant’s bank account with the funds in accordance with its service agreement with the merchant. The acquirer also processes any chargebacks that may be received via the card issuer regarding consumer transactions with merchants. The relationship between the acquirer and the merchant is governed by an accreditation agreement, which contains clauses about operational transaction rules, payment of fees and tariffs, confidentiality, intellectual property, prevention of money laundering and combating the financing of terrorism, use of brand and securitization of receivables. Brazilian acquirers include GetNet, Stone, Rede and Cielo.

•        “ANBIMA” means the Brazilian Financial and Capital Markets Association (Associação Brasileira dos Mercados Financeiro e de Capitais), a trade association of participants in the Brazilian financial market that, among other activities, publishes certain statistics regarding the Brazilian financial and capital markets.

•        “APIs” means application programming interfaces, a set of clearly defined methods of communication between different software components that enables developers and resellers to create apps that can easily connect and integrate with our platform.

•        “average spend per consumer” means the total payment volume of all of the consumers in our ecosystem, including transactions made with our physical credit cards, divided by total active consumers.

•        “BNPL” means buy now, pay later, which is a short term loan product made available for certain PicPay consumers as a source of funding for purchases or other transactions in our ecosystem.

•        “boleto” (bank slips) means a printable document issued by merchants that is used to make payments in Brazil. Boletos can be used to pay bills for products or services, utilities or taxes. Each boleto refers to a specific merchant and consumer transaction, and includes the merchant’s name, consumer information, expiration date and total amount due, plus a serial number that identifies the account to be credited and a barcode to enable the document to be read and processed by a Brazilian ATM, as well as by the mobile apps of many Brazilian banks. A boleto can be paid in cash at a bank teller, at an ATM or by bank transfer. Our payment platform can be used by our consumers to pay boletos.

•        “Brazil” means the Federative Republic of Brazil.

•        “Brazilian Anticorruption Laws” includes any laws, decrees or regulations aimed at preventing and combating corruption, administrative misconduct, fraud, bribery, money laundering and conflict of interests including, without limitation, Law No. 12,846/2013, Decree No. 11,129/2022, Law No. 14,230/2021, Law No. 14,133/21, Law 9,613/1998, the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of 17 December 1997, the UK Bribery Act (UKBA) or any other applicable laws, whether domestic or foreign.

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•        “Brazilian government” means the federal government of Brazil.

•        “Brazilian real,” “Brazilian reais,” “real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

•        “Brazilian Central Bank” means the Banco Central do Brasil.

•        “CAGR” means compound annual growth rate. Our historical growth rates do not guarantee future results, levels of activity, performance or achievements.

•        “cardholder” means a holder (either an individual or an entity) for a credit, prepaid or debit card. The cardholder may use the card at any merchant accredited by an acquirer or sub-acquirer for the acceptance of that type of card.

•        “card brand” means the name of the payment scheme settlor that is printed on the issued branded credit, debit and/or prepaid cards (for example, Mastercard, American Express and Visa).

•        “card issuer” means a payment institution or a financial institution that acts as issuer of cards and administrator of prepaid/postpaid payment accounts or deposit accounts operated by such institutions in a certain payment scheme and that meets the brand qualification requirements to issue branded credit, debit and/or prepaid cards. Card issuers are also responsible for collecting amounts spent with branded credit, debit and/or prepaid cards from cardholders.

•        “cash-in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator).

•        “cash-out” means to remove funds from a digital wallet account on our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), PicPay debit card or cash withdrawal.

•        “CDB” means Certificate of Bank Deposit (Certificado de Depósito Bancário), which is a fixed income security that represents a loan a consumer makes to the financial institution. The financial institution subsequently remunerates the consumer with interest on the amount invested.

•        “CDI rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

•        “chargeback” means a claim where the consumer requests a reversal of the transaction amount from the card issuer on the basis of a commercial claim (for example, if the goods are not delivered, or are delivered damaged), fraud or error.

•        “CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

•        “Consumer Acquisition Costs” means the sum of marketing expenses such as performance media and member-get-member (MGM) expenses.

•        “cohort” means a selected group of consumers that we follow over time to analyze their behavior from different perspectives, such as retention and engagement.

•        “CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

•        “deposits” mean the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform.

•        “digital wallet” means the tools and services made available to users of the PicPay app in connection with the payment services offered by PicPay.

•        “digital wallet account” means the payment account made available to consumers and merchants in connection with the payment services offered by PicPay.

•        “digital wallet business” means our business in connection with our digital wallet product.

•        “Digital Wallet TPV” means the total payment volume generated from our digital wallet product (P2P, cash-out Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange).

•        “Exchange Act” means the United States Securities Exchange Act of 1934.

•        “e-wallet” means an online prepaid payment account (conta de pagamento pré-paga) available to users of the PicPay app mainly used for e-commerce payments.

•        “FGTS” means the Severance Indemnity Fund for Employees in Brazil (Fundo de Garantia do Tempo e Serviço). Under current legislation, employees in Brazil can opt to receive part of their FGTS on an annual basis.

•        “FGTS loans” means loans made through our app under which consumers can drawdown in advance up to seven annual payments of their FGTS. We receive payment of these installments directly from the FGTS.

•        “FIDC” means a Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables. FIDCs (and quotas representing interests therein) are regulated by the rules and regulations of the CMN and the CVM; in particular Resolution No. 2,907/01 of the CMN, and CVM Resolution No. 175/2, as amended from time to time.

•        “Financial institution partners” means partner financial services entities that are integrated into our app to distribute their products and services to our consumers.

•        “Financial transaction” means any payment, transfer, cash-in or cash-out in our ecosystem. It includes, without limitation: (1) P2P and P2M payments, bill payment (including boleto and utility bills) and purchases at the PicPay Shop or financial marketplace using our app or the PicPay Card; (2) money transfers between accounts; (3) any kind of cash-in, including via wire transfer from financial institutions, boletos, PicPay Cards or any credit card issued by other financial institutions, or loans issued by PicPay or third-party partners; and (4) any kind of cash-out, including via wire transfer to other institutions or cash withdrawals.

•        “GMV” means gross merchandise volume, which is the total amount of sales from the PicPay Shop, including all taxes, fees and shipping costs.

•        “IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

•        “interchange fee” means a fee paid to the card issuer for transactions established in the scope of a payment scheme.

•        “JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•        “licensed merchants” means merchants that can receive payments through POS devices registered with our partner-acquirers. We have entered into agreements with the Brazilian acquirers GetNet, Stone, Rede and Cielo.

•        “lifetime value” or “LTV” is an estimate of the average revenue that a consumer will generate over a defined period of time.

•        “merchant” means any entity or organization that accepts electronic payment transactions for the payment of goods or services.

•        “Merchant Acquiring TPV” means the total payment volume related to our business ecosystem. It considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform.

•        “merchant discount rate” or “MDR” means the fee or commission paid by merchants to acquirers or sub-acquirers for the service of capturing, processing, transmitting and settling transactions. The merchant discount rate is applied to the value of each cardholder’s transaction and includes the interchange fee.

•        “non-earmarked credit operations” correspond to loans and financing contracts agreed with all terms, including interest rates, freely negotiated between financial institutions and borrowers.

•        “NPL” corresponds to non-performing loans, which means loans that are in default because the borrower has not made a scheduled payment for a specified period.

•        “NPL 15 to 90 days” corresponds to loans that have a payment that is between 15 and 90 days past due.

•        “Open Banking” means the exchange of data and services between financial institutions and third-party providers.

•        “Open Finance” means the sharing of data, products and services between regulated entities, such as financial institutions, payment institutions and other entities licensed by the Brazilian Central Bank, at the consumer’s discretion, in connection with individuals’ or legal entities’ own data. Open Finance is an extension of Open Banking, going beyond the scope of data and services available at consumers’ banks, covering the entire financial footprint. The ultimate goal of the implementation of an open finance environment is to enhance the efficiency in credit and payments markets through the promotion of a more inclusive and competitive business environment, as well as preserving the safety of the National Financial System (Sistema Financeiro Nacional).

•        “open platform” means a flexible platform that is open to be integrated to any external entity who complies with the platform’s terms of use.

•        “P2M” means person-to-merchant. We offer P2M payment solutions to our consumers. A P2M transaction occurs when a consumer pays an offline or online business affiliated to our PicPay network via QR Code, Pix or e-wallet or via licensed merchants.

•        “P2P” means peer-to-peer or person-to-person. We offer P2P solutions to our consumers. A P2P transaction is a closed loop (origin and destination of the transaction are PicPay accounts) and it occurs when a consumer makes an electronic currency and instant transfer or payment to another person through an app.

•        “payment institution” means a legal entity (instituição de pagamento) that participates in one or more payment schemes and is dedicated to executing, as its principal or ancillary activity, those payment services described in Article 6, item III, of Brazilian Federal Law No. 12,865/13 to cardholders or merchants, including those activities related to the provision of payment services. Specifically, based on current regulations, the Brazilian Central Bank has opted to narrow the definition of payment institutions as set out in Brazilian Federal Law No. 12,865/13 to include only those entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution 80/2021: (1) issuer of electronic currency (prepaid payment instruments); (2) issuer of post-paid payment instruments (e.g. credit cards); (3) acquirers; and (4) payment initiator service provider (PISP).

•        “payment scheme” means the collection of rules and procedures that govern payment services provided to the public, with direct access by its end consumers (i.e., payers and receivers). Such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. A payment scheme is established by and operated by a payment scheme settlor.

•        “payment scheme settlor” means the entity responsible for the functioning of a payment scheme, for the associated card brand and for the authorization of card issuers and acquirers to participate in the payment scheme. Mastercard and Visa are major payment scheme settlors globally, including Brazil.

•        “payment initiator” means the entity licensed by the Brazilian Central Bank, which enables consumers to access and transact in app pulling funds from other bank accounts or digital wallets.

•        “payroll portability” means the ability of consumers to receive their salary in the financial or payment institution of their choice.

•        “PicPay Card” means our combo debit and credit card (i.e., the Banco Original issued co-branded credit cards that our customers have been able to contract through our app since 2020), which was transferred to PicPay from Banco Original in January 2024.

•        “PicPay Card TPV” means the total payment volume generated from transactions made with our PicPay Card.

•        “PicPay Shop” means our open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee, AliExpress.

•        “Pix” means the instant payments system launched by the Brazilian Central Bank in 2020, enabling consumers to make and receive instant payments and transfer funds to any bank or payment domicile instantaneously at any time.

•        “Pix Credit” means the tool available in the PicPay app that enables users to make an instant payment Pix transaction financed by their credit card, including in installments, registered with the PicPay app.

•        “Pix Credit TPV” means the TPV from our Pix Credit product.

•        “Pix key” means a key that every consumer that makes and receives instant payments and transfer funds to any bank or payment domicile instantaneously at any time, needs to register. Such “Pix key” is linked to the consumer’s account and can be the consumer’s mobile number, email address, social security number or a random password. According to the Brazilian Central Bank, consumers can have a limited number of five keys per account, while businesses can register up to 20 keys per account.

•        “PNAD” means National Household Sample Survey. It is a survey conducted annually by IBGE, which provides information on the insertion of the population in the labor market, associated with education and demographic characteristics, as well as for the study of socioeconomic development of Brazil.

•        “POS” means a point of sale (merchant) where a transaction is completed.

•        “POS device” means a device used to execute a card transaction, commonly known in Brazil as “maquininha.” POS devices registered with our partner-acquirers may also receive payments from the PicPay app via QR Code. In January 2021, we entered into agreements with the acquirers GetNet, Stone, Rede and Cielo to execute card transactions using their POS devices.

•        “Principality” is the term we use to describe when PicPay becomes the primary financial services platform for its consumers.

•        “public payroll loan” means a loan for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments (empréstimo consignado).

•        “QR Code” means Quick Response Code, which is an image that is able to store information, analogous to a two-dimensional bar code.

•        “quarterly average cost to serve per active consumer” means the sum of fraud prevention costs, processing fees, PicPay Card production and issuance costs, incentives, operational losses, personnel expenses, technology expenses and other administrative expenses (which is calculated as the sum of such expenses in the quarter) divided by the number of active consumers at the end of such quarter.

•        “quarterly average revenue per active consumer” or “Quarterly ARPAC” means the total quarterly revenue and financial income of consumers divided by the total number of active consumers at the end of such quarter.

•        “quotas” means equity securities (similar to shares or units) in limited liability companies (sociedade limitada) formed under the laws of Brazil. Quotas represent the amount in money, credits, rights or assets the quotaholder contributed when forming the company or that the quotaholder subsequently contributed or that the company accumulated. Each quotaholder’s liability is limited to the equity amount of its respective quotas.

•        “registered consumer” means an individual who downloads our app and creates an account with us.

•        “secured loans” or “collateralized loans” include FGTS loans and payroll loans, together with loans secured by a specific form of collateral, including physical assets, such as property and vehicles, or liquid assets, such as cash.

•        “Securities Act” means the United States Securities Act of 1933, as amended.

•        “SELIC” means the interest rate established by the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

•        “sub-acquirer” means an entity that: (1) provides the service of accreditation of receivers (usually merchants) for the acceptance of payment instruments issued by a payment institution or financial institution participating in the same payment scheme; and (2) participates in the settlement process of payment transactions as a creditor with respect to the acquirer and a debtor with respect to the accredited merchant, in accordance with the rules of the payment scheme. Sub-acquirers act as intermediaries between acquirers and merchants, and also can be a payment institution which manages payment accounts.

•        “SMEs” means small and medium-sized enterprises.

•        “total payment volume” or “TPV” means the aggregate amount of payments on-us (payments inside the PicPay ecosystem) and PicPay Card payments off-us (outside the PicPay ecosystem), outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform.

•        “unitary margin” means the contribution margin per consumer, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis.

•        “U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

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Presentation of Financial and Other Information

Financial Statements

PicPay Netherlands, the company whose Class A common shares are being offered in this prospectus, was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of this offering, the issuer will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.”

Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.). Prior to the contribution of PicS Ltd. shares to PicPay Netherlands, PicPay Netherlands had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

We present in this prospectus:

•        the unaudited condensed consolidated interim financial statements of PicPay Netherlands (successor of PicS Ltd.) as of March 31, 2024 and for the three months ended March 31, 2024 and 2023, including the notes thereto, which we refer to herein as our “unaudited condensed consolidated interim financial statements;” and

•        the audited consolidated financial statements of PicS Ltd. (predecessor of PicPay Netherlands) as of and for the years ended December 31, 2023 and 2022, including the notes thereto, which we refer to herein as our “audited consolidated financial statements.”

All references herein to our “consolidated financial statements” are to both our audited consolidated financial statements and our unaudited condensed consolidated interim financial statements. Our results of operations for the three months ended March 31, 2024 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2024 or any other period.

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB.” Our unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the IASB, or “IAS 34.”

IFRS differs from the United States generally accepted accounting principles, or “U.S. GAAP,” in certain material respects and therefore may not be comparable to financial information presented by U.S. companies. We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also our functional currency. Unless otherwise noted, our financial information presented herein is stated in Brazilian reais, our reporting currency.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

PicPay Bank Acquisition

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a wholly-owned subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

Crednovo Acquisition

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicPay Holding. This reorganization was implemented through a capital increase by J&F Participações in PicS Holding, through which J&F Participações subscribed for 26,000,000 common shares of PicS Holding.

Liga Invest Acquisition

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023, Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

BX Acquisition

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX Negócios Inteligentes Ltda., or “BX” (also known as BX Blue), from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian public payroll loan market and business process outsourcing for back-office payroll loans.

Transfer of Banco Original Retail Business

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this prospectus from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or any other exchange rate. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.9962 to US$1.00, the commercial selling rate for U.S. dollars as of March 31, 2024 as reported by the Brazilian Central Bank.

Non-IFRS Measures

Gross Profit Before Financial Expenses

We calculate Gross Profit Before Financial Expenses as our total revenue and financial income minus our cost of sales and services.

We consider Gross Profit Before Financial Expenses to be an operating performance measure.

Our management believes that Gross Profit Before Financial Expenses, along with comparable operating performance IFRS measures, provide useful information to potential investors, financial analysts and the public in their review of our operating performance. Our management uses this financial measure, along with comparable operating performance IFRS measures, in evaluating our operating performance. However, Gross Profit Before Financial Expenses is not a measure under IFRS and should not be considered as a substitute for total revenue and financial income, profit/(loss) before income taxes or any other measure of operating performance determined in accordance with IFRS.

The way we calculate this measure may differ from how other companies do it. As a result, our presentation might not be comparable to similarly titled measures used by other companies.

Gross Profit Before Financial Expenses is not intended to represent funds available for dividends or other discretionary uses by us because those funds are required for debt service, capital expenditures, working capital needs and other commitments and contingencies. The Non-IFRS financial measure described herein is not a substitute for the IFRS measures of earnings, which our management is responsible for.

For a reconciliation of Gross Profit Before Financial Expenses to profit/(loss) before income taxes, see “Summary Financial and Other Information — Other Financial Data.”

Key Performance Indicators

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) number of active consumers; (2) aggregate deposits; (3) number of consumers with deposits; (4) total payment volume (TPV); (5) total cash-in; (6) quarterly average revenue per active consumer (ARPAC); (7) quarterly average cost to serve per active consumer; (8) Digital Wallet TPV; (9) PicPay Card TPV; (10) Own and Third-Party Loan Originations; and (11) Merchant Acquiring TPV. For more information about our key performance indicators, see “Summary Financial and Other Information — Operating Data.”

Number of Active Consumers

We define an active consumer as a consumer who has opened our app at least once and/or made a financial transaction and/or held a deposit during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active consumers. Active consumers have not necessarily engaged in any financial transactions, and may have simply viewed their balances or opened our app. Our management uses active consumer data to gauge consumer engagement with our platform. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Aggregate Deposits and Number of Consumers with Deposits

We define deposits as the balance of the payment account and/or piggy banks (cofrinhos) held by consumers that have a payment account on our platform. These amounts are recognized in our consolidated statement of financial position as “financial liabilities measured at amortized cost-third party funds.” These consumers earn interest on their balances and are able to conduct transactions with greater ease. Our management uses deposits data to identify consumers who maintain a balance in their accounts. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Payment Volume (TPV)

We define total payment volume, or “TPV,” as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. TPV represents the total value of sales that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV. Our management uses TPV to measure the evolution of the products contracted within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Total Cash-In

We define total cash-in as total cash inflows into our digital wallet. To “cash in” means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator). Our management uses total cash-in to measure the total money inflow into our ecosystem, which brings insights about our consumers’ engagement as they are adding more funds to their digital wallet to make transactions. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Revenue per Active Consumer (ARPAC)

We define quarterly average revenue per active consumer, or “ARPAC,” as the total quarterly revenue and financial income of consumers divided by the average number of active consumers during the period. The average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period. Our management uses ARPAC to measure the financial evolution per active consumer. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Quarterly Average Cost to Serve per Active Consumer (CTS)

We define quarterly average cost to serve per active consumer, or “CTS,” as the sum of cost of sales and services, selling expenses (excluding performance media and member-get-member), administrative expenses, financial expenses (excluding cost of funding), and other expenses (which is calculated as the sum of such expenses in the quarter) divided by the average number of active consumers during the period. The average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Digital Wallet TPV

We define Digital Wallet TPV as the total payment volume generated from our digital wallet product (P2P, Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange). Our management uses Digital Wallet TPV to measure the evolution of our digital wallet within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

PicPay Card TPV

We define PicPay Card TPV as the total payment volume generated from transactions made with our PicPay Card. Our management uses PicPay Card TPV to measure the evolution of the PicPay Card within our ecosystem. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Own and Third-Party Loan Originations

We define Own and Third-Party Loan Originations as loans we originate in our app. The loans we originate include personal loans, FGTS loans, public payroll loans, P2P lending and auto-secured loans. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other partners connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we began to originate personal and FGTS loans “on-balance” for certain consumers who meet our credit performance criteria. Our management uses own and third-party loan originations to measure the evolution of our multi-funding strategy within our ecosystem, which involves the distribution of loan products from third-party financial partners and credit origination on balance for some specific and strategic products, offering secured and unsecured loans, and balancing profitability and risk costs. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Merchant Acquiring TPV

We define Merchant Acquiring TPV as the total payment volume related to our business ecosystem. It considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform. Our management uses Merchant Acquiring TPV to measure the aggregate amount of payments successfully processed through our merchant acquiring platform as well as the volume captured through other PicPay payment solutions for businesses, such as QR Code, e-wallet and Pix. This metric does not have a standard meaning and our definition may not be comparable with the definition adopted by other companies.

Market Share and Other Information

This prospectus contains data related to economic conditions in the market in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We are responsible for all of the disclosure in this prospectus, and we obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources and trade associations, such as IBGE, ABECS, the Brazilian Central Bank and ACI Worldwide, as well as private sources, such as Euromonitor International Limited, or “Euromonitor,” Data.ai, a Sensor Tower Company, and Ginger Brand Tracking, or “Ginger,” among others. References in this prospectus to Euromonitor include a market report prepared by Euromonitor for us, dated October 2023, which reflects estimates of market conditions based on publicly available sources and trade opinion surveys.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Total Addressable Market

This prospectus includes estimates of the revenue pool of the total addressable market of various sectors of our business. We have made these estimates on the basis of publicly available information from the sources described in “— Market Share and Other Information” and internal data. None of the publicly available information used to calculate our total addressable market was commissioned by us or prepared at our request, and neither the data that we compile internally nor our estimates have been verified by an independent source. In order to estimate our total addressable market, we were required to make certain assumptions, judgments and estimates that can have a significant impact on our conclusions. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. The actual size of our total addressable market could differ materially from these estimates under different assumptions or conditions.

Our estimated total addressable market is forward-looking information and is based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual size of our total addressable market may differ materially from those expressed or implied in our estimated total addressable market due to various factors. Our estimates of the total addressable market speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these estimates in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. See “Cautionary Statement Regarding Forward-Looking Statements.”

Brands

This prospectus includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this prospectus without the ® and ™ symbols, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Cautionary Statement Regarding Forward-Looking Statements

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        our ability to compete and conduct our business in the future;

•        our ability to grow our user base and maintain active consumers;

•        our ability to implement our business strategy;

•        our ability to adapt to technological changes in our industry;

•        our ability to maintain, protect and enhance our brand and intellectual property;

•        the inherent risks related to the digital payments market, such as the interruption, failure or breach of our computer or information technology systems, cyberattacks, fraudulent transactions;

•        the availability of qualified personnel and our ability to retain such personnel;

•        changes in government regulations applicable to our industry in Brazil;

•        government interventions in our industry that affect the economic or tax regime, the regulatory framework applicable to our business;

•        any increases in our costs, including, but not limited to: (1) operating and maintenance costs; (2) regulatory and environmental costs; and (3) social contribution charges, income tax and other taxes;

•        risks associated with macroeconomic uncertainty and geopolitical risk, including the potential impact of the ongoing conflicts along Israel’s border with the Gaza Strip and between Russia and Ukraine, which could limit our ability to grow our business;

•        our ability to efficiently predict, and react to, temporary or long-lasting changes in consumer behavior, such as changes resulting from the COVID-19 pandemic and its aftermath;

•        global and Brazilian economic conditions in general, including risks associated with pandemics or epidemics and potential wars;

•        the interests of our controlling shareholder(s);

•        general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•        fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•        other factors that may affect our financial condition, liquidity and results of operations; and

•        other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before making an investment decision, and we urge you to read this entire prospectus carefully, including the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements included elsewhere in this prospectus, before deciding to invest in our Class A common shares.

Overview

Our Mission and Vision

At PicPay, we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change, and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Journey

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprised of both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M) and buy-now-pay-later (BNPL); and

•        Financial Services:    leveraged a multi-funding financial marketplace to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, secured auto and other loans, investment products, such as CDBs, person-to-business (P2B) loans, equity and fixed income funds and insurance products, including life, digital wallet, moneylender and cell phone insurance.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. We believe that the breadth and depth of our consumer offering powered a massive network effect with a wealth of data. The more products we developed, the more data we gathered, enabling us to continue to innovate through unique solutions and amass a large customer base. We were then able to create a compelling value proposition for our merchants. Our business solutions are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, including:

•        Acquiring & Banking:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals. We intend to continue to strengthen and grow our payments solutions suite for businesses, as well as offer complete business bank accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Corporate Benefits and Payroll:    solutions for employees and human resources departments, such as vouchers to employees for meals, transportation and other benefits, payroll advances, as well as a payroll accounts.

Another strategic pillar is Audiences and Ecosystem Integration. The integration of consumers and businesses is essential to increase engagement and monetization of both sides of our ecosystem. We intend to leverage our consumer base by continuing to offer complementary and monetizable products, such as phone top-ups, digital goods and partnerships with mobile network operators at the PicPay Shop. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform.

The graphic below illustrates our evolution from 2018 to 2023:

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of March 31, 2024, and one of the leading payment platforms in Latin America, with 36 million quarterly active consumers as of March 31, 2024, compared to 32 million quarterly active consumers as of March 31, 2023, an increase of 12.4% year over year, and a TPV of R$89.1 billion for the three months ended March 31, 2024, compared to R$55.2 billion for the three months ended March 31, 2023, an increase of 61.4% year over year. Out of our 36 million quarterly active consumers as of March 31, 2024, 20% are consumers who only opened our app at least one time, compared to 17% as of March 31, 2023. To achieve these results, we invested heavily in marketing to build a nationally recognized brand and grow our customer base, as well as in technology to expand our portfolio of products and services, totaling R$2.6 billion in marketing and technology expenses from 2020 to 2022, which contributed to significant operating losses during these years. The average cost of acquiring a new customer, which includes performance media (such as Google and Facebook) and member-get-member (MGM) (referrals), was R$13.6 per new customer from 2020 to 2022.

Although we became more efficient, with a net income of R$37 million in 2023 compared to a net loss of R$693 million in 2022, the attractiveness of our platform to consumers and businesses depends upon several factors, including the mix of products and services available to consumers and businesses through our platform, our brand and reputation, customer experience and satisfaction, customer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations and may not result in the long-term benefits that we expect. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses. For more information about the challenges that might impact our ability to continue to profitably grow our business, see “Risk Factors — Risks Relating to Our Business and Industry — A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations” and “— A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.”

We enjoy strong brand recognition in Brazil, with 85% brand awareness, based on a December 2023 brand tracking study commissioned by us and conducted by Ginger, an independent boutique market research firm. We operate a two-sided ecosystem that connects our consumers, businesses and third-party affiliate partners, and our mission is to develop a marketplace to democratize access to financial services for everyone.

As of March 31, 2024, 24 million of our consumers had an outstanding balance in their PicPay digital wallets, corresponding to R$13 billion in deposits, compared to 22 million consumers with deposits representing R$10 billion as of March 31, 2023. Cash-in totaled R$82 billion in the three months ended March 31, 2024, compared to R$47 billion in the three months ended March 31, 2023, representing an increase of 76% period-over-period. As of March 31, 2024, approximately 896,000 active businesses accepted PicPay’s payments network, corresponding to a Merchant Acquiring TPV of R$8 billion in the three months ended March 31, 2024, compared to R$6 billion in the three months ended March 31, 2023, representing an increase of 48% period-over-period. In the three months ended March 31, 2024, revenues generated from our small and medium-sized businesses business line totaled R$26.6 million of our total revenue and financial income, as compared to R$30.1 million in the three months ended March 31, 2023, a decrease of 12% period-over-period.

As of December 31, 2023, 24 million of our consumers had an outstanding balance in their PicPay digital wallets, corresponding to R$13 billion in deposits, compared to 22 million consumers with deposits representing R$10 billion as of December 31, 2022. Cash-in totaled R$245 billion in 2023, compared to R$154 billion in 2022, representing an increase of 59% year-over-year. As of December 31, 2023, approximately 956,000 active businesses accepted PicPay’s payments network, corresponding to a Merchant Acquiring TPV of R$29 billion in 2023, compared to R$8 billion in 2022, representing an increase of 283% year-over-year. In 2023, revenues generated from our small and medium-sized businesses business line totaled R$169.1 million of our total revenue and financial income, as compared to R$122.0 million in 2022, representing an expansion of 39% year-over-year.

The graphics below highlight certain of our operating achievements:

1Q2024

____________

(1)      Consumers who opened the PicPay app and/or made at least one financial transaction and/or that held deposits in their digital wallet in the first quarter of 2024 (including those that voluntarily closed their accounts in that quarter).

(2)      Number of consumers with deposits on March 31, 2024.

(3)      Deposits held by consumers on March 31, 2024.

Unit standard: M (million); B (billion).

2023

____________

(1)      Consumers who opened the PicPay app and/or made at least one financial transaction and/or that held deposits in their digital wallet in the fourth quarter of 2023 (including those that voluntarily closed their accounts in that quarter).

(2)      Number of consumers with deposits on December 31, 2023.

(3)      Deposits held by consumers on December 31, 2023.

Unit standard: M (million); B (billion).

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform.

In order to remain competitive, we are constantly involved in projects to develop new products and services. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or increase the number of consumers or businesses using our platform, which could reduce the attractiveness of our platform to other consumers and businesses, materially and adversely affecting our business, results of operations, financial condition and future prospects.

Additionally, following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders will control approximately          % of the voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; elect a substantial majority of the members of our board of directors; and exercise overall control over us. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

Our Unique Approach

We believe that we have adopted a unique approach in building our business that will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy which allows them to leverage various funding sources for transactions, including not only their deposits and PicPay credit card, but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others. The figure below illustrates the evolution of our portfolio and includes logos of some of our partners that are integrated into our app in order to offer their products and services to our consumers.

Evolution of our Open Platform

To a much broader two-sided financial ecosystem
From a day-to-day payment app in the early years ...
Ads
Investments
Payroll Advance
Black/Plat. Card
Life Insurance
Pix Insurance
AutoSecured Loan
Acc. Aggregator
Corp. Benefits
BNPL
Payroll Loan
Full Acquiring
Cell Phone Insurance
Piggy Bank
P2B Lending
PFM / Open Finance
Banking License
Int. Remit. & Foreign Currency Exchange
FGTS Loan
DDA - Bill Payments
Vehicle Debt Mgmt.
Payroll Portability
Ecommerce
Digital Wallet Insurance
P2P Lending
PicPay Shop
Direct Message Feature
PicPay Card
Personal Loan
PIX
Bill Payments
P2P
QR Code
MetLife Icatu SEGUROS
kovr seguros
creditas
mova
BancoDaycoval
BRB
FRENTE
digio
friday
zapay
globoplay Uber
Google Play
magalu Uber ifood
Among many others
elo VISA
2012 - 2017
2018
2019
2020
2021
2022
2023
Payments
Services
Banking / Credit
Business

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables. The graphics below illustrate our two-sided ecosystem encompassing solutions for both consumers and businesses:

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received more than 7 million active consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of March 31, 2024. According to March 2024 data from the Brazilian Central Bank, we are the second largest player in terms of market share of active consents received with 17.0%, only behind Nubank (33.6%) and ahead of Itaú (11.4%), Mercado Pago (10.0%), Santander (6.9%), Banco do Brasil (5.9%), Bradesco (5.7%) and Caixa Econômica (3.5%). In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are leaders in payment initiation, with a cumulative volume of more than 1.1 million API requests from our consumers from April 2023 to March 2024, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. API requests allow consumers to connect apps to the platform, which then initiates payments directly from their bank account to another bank account, which occurs through the transmission of account information to the API, which then initiates payment on the consumer’s behalf. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

Social payments

Individuals and Businesses
Add-ons

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Pay credit card
Pay bills
Credit and debit cards
Pay
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Direct message

Product and service offerings
Global financial market news
Chatting
Send and receive money
Voice messages
Group chats
Bill-splitting

As of March 31, 2024, we had 12 million active social consumers. In the first quarter of 2024, the average spend per active social consumer on our platform was 2.4 times higher as compared to other consumers. Also, in the first quarter of 2024, active social consumers transacted, on average, 3.8 times more than other consumers.

Our Two-Sided Ecosystem

Our Consumer Platform

Our consumer platform includes a comprehensive portfolio of products and services catering to the diverse day-to-day needs of our consumers and consists of our digital wallet and banking, financial services, acquiring & banking, corporate benefits & payroll, and audiences & ecosystem integration.

•        Digital Wallet and Banking

At the heart of our consumer ecosystem is our digital wallet, which empowers millions of consumers to manage their money effortlessly and conduct various forms of payments via Pix, P2P, bill payments, P2M and BNPL. Consumers can fund their digital wallets in different ways, such as electronic funds transfers from their accounts held with other financial institutions (wire transfers or Pix), via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans, or via credit card (including our PicPay Card or any credit card from a third-party issuer registered on file).

Our digital wallet was introduced with our P2P payments’ functionality and we believe it helped revolutionize the way Brazilians transfer money in real time. Subsequently, the implementation of Pix introduced more people in Brazil to instant digital payments, and this became a cornerstone of our digital wallet. By leveraging Brazil’s instant payment system, we enable consumers to engage in swift, secure, and real-time transactions. This feature was quickly adopted and has been favorable to our platform, mainly as a result of the following factors: (i) higher number of people included in digital payments for the first time, since Pix is free of charge for consumers; (ii) better and frictionless experience in onboarding clients versus traditional banking; (iii) higher engagement and cross-selling opportunities, and (iv) potential monetization coming from new products using the Pix infrastructure, expanding our total addressable market.

Over ten years of relentless work and almost US$0.7 billion of invested capital, we built one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of March 31, 2024. We have 36 million quarterly active consumers, which we expect to continue growing due to its popularity among Brazilians. Additionally, we have one of the largest numbers of registered Pix keys in our platform, with 65 million Pix keys registered as of March 31, 2024.

We strive to provide a complete and open payments platform that allows people to send, transfer, receive and manage their own money in a simple and innovative way, and we charge fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform. We operate an asset-light model, in which the majority of transactions on our platform are funded by credit cards from third-party financial institutions.

•        Financial Services

We believe we have redefined the way consumers manage their finances by offering our own and third-party financial services within the PicPay platform, providing a holistic integrated experience for consumers without having to leave the app to access these services. We operate a multi-funding financial marketplace model, focusing on the distribution of products and services from third-party partners (without credit or underwriting risk to us) and our own credit products for select consumers. Through partnerships with financial institutions, we facilitate the distribution of loans and insurance offerings, empowering consumers to gain access to financial products that best suit their needs. The convenience of applying for loans or insurance products within the PicPay app has resulted in significant adoption, with consumers buying one or more of these products and originating R$2.9 billion in own and third party loans in the last twelve months ended March 31, 2024, and 2.0 million active insurance policies as of March 31, 2024.

Currently, we offer, directly and through third parties, the following products in our financial marketplace: personal loans, FGTS loan (Fundo de Garantia do Tempo e Serviço, which is the Severance Indemnity Fund for Employees in Brazil), auto-secured loans, public payroll loans, PicPay cards (credit, debit and secured cards), P2P lending, and insurance (digital wallet, cell phone, life protection and moneylender).

Data plays a significant role in personalizing the insurance products we offer, since it helps us design our solutions, adjusting coverage for consumers on an individual basis. Our Pix insurance coverage limit, for example, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their wallet balance. Therefore, we are able to deliver a product that aligns with consumers’ needs and affordability. Consumer acquisition and monitoring are conducted directly through the PicPay app. Consumers can access their insurance policies, understand coverage, ask questions and also participate in the monthly giveaways offered by the insurer. In September 2023, we reached the milestone of 1 million active insurance policies.

In addition to products from third-party partners, we also distribute our own issued credit and debit cards and personal loans for select consumers that we believe have a favorable credit profile. We are able to leverage the user data that we collect from transactions within our ecosystem and from Open Finance consents to offer credit to those consumers who meet our strict credit underwriting criteria. We believe that as one of the largest digital wallets in the market, we are able to develop a credit history based on the everyday payments of our consumers, and also generate user credit scores based on our proprietary algorithm. Combining that with AI models and machine learning, we provide more relevant personalized offerings targeted at our consumers’ needs, increasing engagement and enhancing user experience. As of March 31, 2024, we had issued almost 25 million PicPay combo cards (cartões múltiplos), which are both debit and credit cards, and since the launch of our PicPay combo card product we have processed more than 1.6 billion transactions and R$61 billion in PicPay Card TPV.

We intend to continue to broaden the range of financial services offered to our consumer base over time. In February 2023, we acquired BX Blue, a Brazilian fintech specialized in offering payroll loans to public sector employees through its fully digital financial marketplace. Through this acquisition, we are entering a market that accounted for 18% of the consumer credit market in Brazil as of December 2022, based on outstanding credit balances, according to data from the Brazilian Central Bank.

Our investments empower consumers to grow their wealth within the PicPay ecosystem. We offer several investment products, such as CDBs (Certificates of Bank Deposits), equities, fixed income and person-to-business, or “P2B,” lending.

One of our investment products that has gained substantial traction is our Piggy Bank (Cofrinho), which allows consumers to invest their savings for a predetermined period while yielding attractive returns. Our CDBs with different maturity and interest rates, range from daily liquidity (when invested in our Piggy Bank, yielding 102% over the Brazil Interbank Deposit Certificate, or “CDI, rate”), to 3, 6, 12 or 24-month, yielding 103%, 105%, 110% and 114% over CDI, respectively.

Our consumers can also lend to corporations with attractive yields through our P2B lending product. Additionally, we have recently introduced other fixed income products and equity and multimarket funds, which enables our consumers to diversify their investment portfolio.

Our Business Platform

Our offerings for businesses are designed to streamline financial operations for enterprises, offering several tools and features that cater to diverse business needs. Such solutions encompass payments acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services.

Acquiring & Banking

We offer complete digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their e-commerce websites or in-store. There are five primary channels that businesses can receive payments from consumers within our system using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals. We believe that our platform offers comprehensive analytics and reporting features, allowing businesses to gain insights into their financial performance, track past transactions, and analyze consumer behavior. We believe that these data-driven insights empower our business customers to make informed decisions, optimize their operations, and tailor marketing strategies.

We intend to strengthen and grow our payments solutions suite for businesses. In 2023, we introduced key initiatives beginning with the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full merchant acquirer in order to capture, process and settle all card transactions done in app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront. We expect to grow our merchant acquiring capabilities for both online and in store purchases and sign up with more sellers. In the first quarter of 2024, we launched our first POS solution in the Brazilian market, including Pix payments. We plan to expand our portfolio with Smart POS, mPOS (mobile point of sale) and Tap on Phone solutions, enhancing our commercial offerings.

Additionally, we are focused on leveraging and improving the user experience for our online checkouts to leverage our PicPay e-wallet usage and expanding adoption nationally by partnering with leading global companies such as Uber, Google Play, and AliPay (AliExpress, Kwai) and several other online sellers and online platforms across various categories.

We offer a comprehensive and holistic suite of solutions to empower businesses to conduct their operations more efficiently and seamlessly, such as business accounts, cards, prepayment options, and working capital solutions. We provide businesses with a dedicated digital wallet for day-to-day payments and banking transactions, which serves as a centralized hub for their financial activities. Businesses can manage transactions, track revenues, and simplify reconciliation, reducing administrative burden and ensuring financial data accuracy. We believe that our prepayment and working capital solutions help businesses to manage their cash flows, by funding their accounts in advance. Moreover, businesses are able to receive their consumers’ receivables in advance as well as access credit lines for short-term liquidity. Such solutions are either funded through our financial institution partners or with our own balance sheet, providing capital for expansion, inventory restocking or other growth initiatives.

Corporate Benefits & Payroll

We have entered the corporate benefits business as part of our services for businesses. This mainly includes providing corporate benefits cards to employees for meals, transportation and other benefits, as well as payroll advances and payroll accounts. These features offer advantages for both employees and employers on a single platform.

Audiences & Ecosystem Integration

The integration of consumers and businesses is essential to increase engagement and monetization of both sides of our ecosystem. We will leverage our consumer base by offering complementary and monetizable products such as phone top-ups, digital goods, and partnerships with mobile network operators at PicPay Shop. For businesses, we will gain more traction coming from our Ads solutions, through our in-app display solutions and CRM channels, amplifying leads for thousands of businesses through our platform.

Our PicPay Shop is an open e-Commerce platform that allows businesses to offer a wide range of products and services to our consumer base, including online shopping in-app or through our affiliate model that directs our consumers to our partners’ websites, including Amazon, Shopee and AliExpress, which qualifies our consumers for a merchant funded cashback deposited directly in their digital wallet.

Online shopping through PicPay has gained significant popularity, enabling consumers to make secure and convenient purchases from a wide range of 359 active stores as of March 31, 2024, totaling R$395 million in GMV at the PicPay Shop in the three months ended March 31, 2024, reflecting the trust of our consumers in PicPay as a preferred platform to procure products, services, and experiences.

We also offer advertising solutions, or “Ads,” helping businesses grow and reach new consumers. PicPay’s Ads content includes recommendations and branded content created by our partners, advertiser funded rewards, such as discounts, incentives and coupons integrated with consumers wallets, and monetized transactions, in which audiences are given financial incentives to watch, click or share promoted content. Our advertising solutions allow merchants and brands to reach audiences based on consumer behavior and purchase history to drive actions, such as shopping, watching and sharing content.

Our Market and Trends in Our Favor

Overview

We currently operate in Brazil, a large and dynamic country with a total population of 203.1 million, a GDP of R$10.9 trillion and a household consumption of R$6.9 trillion, or 63% of GDP, all according to information provided by the IBGE as of December 31, 2023.

Despite the size of its economy and its relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies and also has relatively low levels of household and corporate debt, with aggregate debt of 35% of its GDP as of December 2022, compared to more developed economies, such as the United States (74%) and Japan (68%), based on information provided by the International Monetary Fund.

In summary, Brazil offers a conducive environment for disruptors, such as PicPay, due to its large population, expanding digital infrastructure, and continuously growing demand for financial services. The nation has a sizeable under-served population which presents a potential opportunity, while recent regulatory developments are positive for promoting innovation. Additionally, there is a strong culture of adopting digital solutions which further enhances Brazil’s appeal as an attractive market for us.

Our Market Opportunity

Our addressable markets include various sectors, as further described under “Industry Overview.” Based on internal data and public data, we estimate there will be a total addressable market with a revenue pool of R$569 billion for the year 2025 for segments within our consumers’ ecosystem, including digital wallet (R$12 billion), cards (R$174 billion), and consumer loans (R$383 billion). We believe that we have the opportunity to penetrate in all of our businesses, since we are noting a substantial change in consumers’ behavior in recent years, as they are increasingly adopting more digital solutions for their daily payments, as well as exploring new use cases regarding payments with a credit card as a source of funding and demanding more personalized loans to manage their financial lives.

Regarding the total addressable market of our business ecosystem, we estimate a revenue pool of R$139 billion for the year 2025, as we expect to observe growth in the corporate benefits industry, as well as in the merchant acquiring and business loan markets, given a higher demand especially from small and medium merchants that are increasingly demanding new payment acceptance and credit solutions to manage their businesses. We estimate that the revenue pool for the corporate benefits market will reach R$10 billion for the year 2025. Also based on our internal estimates, the revenue pools for the total addressable markets of merchant acquiring and businesses loan industry are expected to achieve, respectively, R$42 billion and R$87 billion in the year 2025.

See “Presentation of Financial and Other Information — Total Addressable Market” and “Business — Our Opportunity.”

Our Consumers

According to our internal data as of March 31, 2024, our consumer base primarily consists of a younger demographic, with an average age of 34 years. In addition, more than 80% of our consumers are lower-middle to low-income and approximately 73% are located in the Southeastern and Northeastern regions of Brazil. We have approximately 1.2 million high income consumers as of March 31, 2024, consisting of consumers with monthly gross income above R$15,000 or deposits/investments above R$40,000. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with more than 3 million consumers with monthly gross income above R$10,000 (being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and more than 5 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

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(1)      High income: monthly gross income above R$15,000 or deposits/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to R$15,000. Lower-Middle & Low Income: monthly gross income between R$0 to R$4,000.

(2)      Census (Censo) 2022 from IBGE.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor made and personalized approach for each consumer segment. This will help us to increase cross selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus (which are clients with investment over R$100,000), as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Key Tailwinds

Increasing Digitization of Financial Services

We believe that Brazil’s growing digital landscape provides us with a significant growth opportunity, particularly in the instant payments category, which has been enhanced by Pix rails in recent years. According to information provided by ACI Worldwide, Brazil is expected to be the second largest country in terms of real-time payment transactions per individual per month by the end of 2027, reaching approximately 51.8 transactions per individual per month, only behind Bahrain (83.3 transactions per individual per month) and ahead of countries in which instant payments were launched and became widespread among the population years ago, such as India which launched the Unified Payments Interface (UPI) in 2016 and is expected to achieve an average number of 18.2 transactions per individual per month in 2027.

In terms of all real-time payments conducted globally and according to ACI Worldwide data, Brazil accounted for a 15% share by the end of 2022, second only to India, which achieved a 46% share. Additionally, Brazil is expected to have a CAGR of 31% from 2022 to 2027 in terms of the number of real-time payments. This is the highest growth rate compared to Latin America (29%), the Middle East, Africa and South Asia (21%), Asia Pacific (14%), Europe (21%), and North America (27%).

Favorable Regulatory Initiatives

The pandemic in 2020 led to a significant shift in consumer behavior, when the interest in and adoption of digital accounts and financial platforms increased substantially. According to information provided by the Brazilian Central Bank, the average banking relationships, or number of bank accounts, per individual in Brazil reached 6.0 at the end of 2023, which almost tripled over the last ten years, when Brazilians had an average number of 2.1 accounts per individual. This trend is indicative of a strong tailwind driving the expansion of Open Finance coverage among Brazilians. Since the launch of Open Finance in 2021 as one of the key regulatory initiatives developed by the Brazilian Central Bank to improve consumers’ banking experience, we are experiencing a more innovative environment as financial institutions start to provide a wide range of new products and solutions. We are positioned to capture this opportunity as, at the end of March 2024, according to data available from Open Finance (openfinancebrasil.org), we were the second largest Open Finance player in terms of active consents, reaching 17.0% market share, only behind Nubank (33.6%).

As part of the Brazilian Central Bank’s agenda of innovation, payment initiation is key to enhancing digitization and fostering engagement among consumers. It allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial services providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, see “Business — Our Products and Solutions — Businesses Ecosystem — Direct Message). We started operating as a payment initiator in February 2023, providing the ability to complete Pix transactions from other financial institutions through our Account Aggregator. We have observed that transactions initiated by PicPay are growing, which we believe allows us to increase overall spending across both financial and non-financial products and services offered through our open platform.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day-to-day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our Unique Digital Wallet Business Model

We have a unique and scaled digital wallet business model, providing a complete hub for day-to-day payments, offering a wide range of payment use cases (bills, Pix, P2P, P2M, top ups) and a multitude of sources of funds, such as account balance, credit cards, payment initiation and buy now pay later, for both consumers and businesses, allowing us to (i) use our complete wallet to add new users with a very low cost to acquire and serve, and (ii) increase customer engagement and collect a lot of critical financial and non-financial data, helping us to cross-sell and upsell new products and services, such as credit products (i.e. PicPay credit cards, collateralized and unsecured loans, BNPL, among others). We collect a massive amount of data from our consumers and businesses through our day-to-day payment app, for example, types of credit cards registered on file (multiple categories), average ticket of payment transactions, source of funds used to pay transactions, deposits, investments, bill payments (utilities, credit card invoices, taxes, consumer bills), among others, in combination with our Open Finance capabilities — such as our account aggregator product, where we consolidate in app all other banking accounts from institutions that our consumers have a relationship with.

We ended the first quarter of 2024 with 36 million active consumers in our digital wallet and more than 36 million credit cards registered on file, capturing a total TPV of R$89 billion, with an average monthly cash-in of R$30 billion, R$13 billion in deposits and 24% of Pix coverage as of March 31, 2024. We have coverage in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 16, 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 33.1 million Android phones in Brazil, according to Data.ai, a Sensor Tower Company, out of an estimated 121.9 Android phones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed as of March 31, 2024.

Our digital wallet is the foundation of our business model, being the main engine for our business diversification strategy leveraging complementary new businesses and services, mainly (i) our own digital banking business, offering digital credit products such as PicPay credit cards, BNPL, personal loans and collateralized products such as FGTS and public payroll loans and also distributing other products and services from third-party partners such as insurance and (ii) our seller’s acquiring and financial platform, benefiting from more than 36 million credit cards registered in our app and extending the acceptance of our e-wallet among online sellers.

We believe that our scaled and widely adopted digital wallet is a unique asset compared to other relevant digital challengers, and puts us in a unique position to diversify our business model and to accelerate digital financial services distribution for both consumers and sellers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe that we have built a highly recognized and trusted brand in Brazil. Our brand was recognized by 85% of Brazilian adults surveyed by Ginger, an independent boutique market research agency, in December 2023. We also ranked first among payment apps in share of monthly active users with an average for 2023 of 28%, placing us ahead of Mercado Pago and PagBank, among others, according to Data.ai. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach To Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since the first half of 2021:

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with more than 65 million Pix keys registered on PicPay as of March 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of October 2023. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees.

We believe that our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis, in 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per active consumer at low levels (R$6.0, or US$1.2, on a monthly basis, based on the real/U.S. dollar exchange rate of R$4.9962 per US$1.00 as of March 31, 2024). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Vision for the Future

Our growth strategy is centered on a multi-faceted approach designed to solidify our position as a leading financial services platform in Brazil. We believe that through the initiatives below, we are poised for sustainable growth and are confident in our ability to create long-term value for our investors and stakeholders.

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our digital wallet. For the full year of 2023, our Wallet and Banking Revenue and Financial Income represented 82% of our total revenue and financial income. We have a unique digital wallet business model, combining a digital and user-friendly hub for day-to-day payments, which creates a very low cost platform to acquire new consumers and sellers and helping us to increase customer engagement and cross-sell new products and services. On top of our digital wallet business, we have the following two main growth businesses with the purpose to diversify our business model: (i) our digital banking business, which introduces new financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), and a wide range of insurance and investments products and (ii) our seller’s acquiring and financial services platform, focused on expanding our e-wallet solution (PicPay’s online checkout) and improve the value proposition offered to brick and mortar SMEs going beyond QR code and Pix payments and offering our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service the entire lifecycle of our business customers integrated into our ecosystem.

Continuously improving our financial services marketplace.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay credit proprietary products (PicPay credit card, personal loans, secured loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card, BNPL, personal loans and secured loans, on our open platform and engage our consumer base. As we evolved in our strategy from a digital wallet to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services marketplace, including “on balance” credit for core and selected products, such as PicPay credit cards, personal and secured loans, which accelerated our move to fully internalize our credit operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of March 31, 2024, an average of 26% of our active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of March 31, 2024, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 17% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and approximately 24% market share of Pix coverage, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Recent Developments

Transfer of PicPay credit card portfolio from Banco Original

In line with our integration of Banco Original’s retail operations, which began in 2023, in January 2024, the PicPay credit card portfolio was transferred to PicPay from Banco Original. As a result, we fully internalized our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Our Corporate Structure

The following chart reflects our corporate structure as of the date of this prospectus:

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(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. José Antonio Batista Costa is our management board member. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. Mr. José Antonio Batista Costa has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB. For more information about Mr. José Antonio Batista Costa, see “Management.”

(3)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products. Mr. Anderson Chamon has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

(4)      Other shareholders refers to: (i) Stichting AGR, which directly owns            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares; and (ii) Stichting ECS, which directly owns             % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR. Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

(5)      As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.). Prior to the closing of this offering, PicS Ltd. is expected to be removed from our corporate structure by way of dissolution, merger or other corporate transaction.

The following chart reflects our corporate structure, after giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares).

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(1)      All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

(2)      Mr. José Antonio Batista Costa will be one of our executive directors. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about Mr. José Antonio Batista Costa, see “Management.” Mr. José Antonio Batista Costa has been appointed as beneficiary of Stichting JAB, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting JAB.

(3)      Mr. Anderson Chamon is PicPay Brazil’s co-founder and its vice-president of technology and products. Mr. Anderson Chamon has been appointed as beneficiary of Stichting ACC Family, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ACC Family.

(4)      Other shareholders refers to: (i) Stichting AGR, which will directly own            % of our Class A common shares,            % of our Class B common shares and            % of our total common shares; (ii) Stichting ECS, which will directly own            % of our Class A common shares,            % of our Class B common shares and            % of our total common shares; and (iii) investors purchasing our Class A common shares in this offering, who will own            % of our Class A common shares, 0% of our Class B common shares and            % of our total common shares. Mr. Aguinaldo Gomes Ramos Filho, a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa, has been appointed as beneficiary of Stichting AGR, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting AGR. Mr. Eduardo Chedid Simões, our chief executive officer, has been appointed as beneficiary of Stichting ECS, and as such holds the beneficial entitlement to the shares in PicPay Netherlands held by Stichting ECS. For more information about Mr. Eduardo Chedid Simões, see “Management.”

Our Ultimate Controlling Shareholders and the Batista Family

Following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; elect a substantial majority of the members of our board of directors; and exercise overall control over us. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

On March 31, 2021, J&F Investimentos S.A., or “J&F Investimentos,” and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a Share Purchase Agreement, pursuant to which they each purchased 12,499,999 common shares and 25,000,000 preferred shares of J&F Participações S.A. held by J&F Investimentos. Subsequently, on September 10, 2021, Mr. José Batista Sobrinho, JBJ Agropecuária Ltda., Mr. Joesley Mendonça Batista and Mr. Wesley Mendonça Batista entered into a Share Purchase Agreement, pursuant to which Mr. Joesley Mendonça Batista purchased 12,500,001 shares of J&F Participações S.A. held by Mr. José Batista Sobrinho and Mr. Wesley Mendonça Batista purchased 12,500,001 shares of J&F Participações S.A. held by JBJ Agropecuária Ltda. As a result of these transactions, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista became owners of the totality of the capital stock of J&F Participações S.A. On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock and pursuant to which they jointly control J&F Participações. Messrs. José Batista Sobrinho and José Batista Júnior are not shareholders of, or parties to the shareholders’ agreement of J&F Participações. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

Our ultimate controlling shareholders and our affiliate J&F Investimentos S.A., or “J&F Investimentos,” which is controlled by our ultimate controlling shareholders, are subject are subject to ongoing obligations under agreements entered into in 2017 to settle investigations and proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company. As a consequence of these agreements and other proceedings related to the matters set forth therein, the reputation of our ultimate controlling shareholders suffered. For more information, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

Other members of the Batista family and affiliated entities serve on our management team and/or hold a portion of our Class A common shares. For example, Mr. José Antonio Batista Costa is an executive director. He is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista. Immediately following the consummation of this offering, Mr. José Antonio Batista Costa will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). In addition, immediately following the consummation of this offering, Mr. Aguinaldo Gomes Ramos Filho will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our

general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares). Mr. Aguinaldo Gomes Ramos Filho is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and a cousin of Mr. José Antonio Batista Costa. Finally, Banco Original, which is a Brazilian financial institution duly authorized by the Brazilian Central Bank and wholly-owned subsidiary of J&F Participações, will beneficially own            % of our Class A common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering (assuming no exercise of the underwriters’ option to purchase additional Class A common shares).

During the period covered by the financial statements included in this prospectus, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original, which is controlled by our ultimate controlling shareholders. In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay and we entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. For more information, see “Related Party Transactions,” “Risk Factors — Risks Relating to Our Business and Industry — We have entered into material transactions with related parties” and “Related Party Transactions,” “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Corporate Information

The registered office address of PicPay Netherlands is at Stroombaan 10, 1181 VX Amstelveen, the Netherlands. Prior to the closing of this offering, we intend to convert Picpay Holdings Netherlands B.V., a Dutch private company with limited liability, into a Dutch public company with limited liability and to change the name of the company to Picpay Holdings Netherlands N.V. Our principal executive offices are located at Av. Manuel Bandeira, 291, Block A, 1st floor (22 and 23), 2nd floor and 3rd floor, São Paulo, SP, 05317-020, Brazil. Our principal website is www.picpay.com. The information contained in, or accessible through, our website is not incorporated by reference in, and should not be considered part of, this prospectus.

Summary of Risk Factors

Investing in our Class A common shares involves risks. You should carefully consider the risks described in the “Risk Factors” before making a decision to invest in our Class A common shares. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A common shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face.

Risks Relating to Our Business and Industry

•        A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

•        We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

•        Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

•        Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

•        Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

Risks Relating to Legal and Regulatory Matters

•        Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

•        Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

•        We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

•        Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

•        We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

•        Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Risks Relating to Brazil

•        The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

•        Political instability in Brazil may harm us and the price of our Class A common shares.

•        Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

•        Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

•        Fluctuations in interest rates may harm our business.

Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company

•        As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

•        As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

•        As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain Nasdaq corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

•        We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

Risks Relating to Our Class A Common Shares and this Offering

•        There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

•        Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

•        We have granted the holders of our Class B common shares pre-emptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

•        Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

•        We do not anticipate paying any cash dividends in the foreseeable future.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

•        the ability to present more limited financial data for our IPO, including presenting only two years of audited consolidated financial statements and only two years of selected financial data, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;

•        an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

•        to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than US$1.235 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the above-described provisions. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS, as issued by the IASB, we have irrevocably elected not to avail ourselves of any extended transition period provided for by IFRS and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an “emerging growth company” in this prospectus shall have the meaning associated with that term in the JOBS Act.

Dutch Law

PicPay Netherlands is subject to the Dutch Civil Code (Burgerlijk Wetboek). In addition, a company having its official seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on Nasdaq, is required under Dutch law to disclose in its management report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons for such deviations. The Dutch Corporate Governance Code contains, inter alios, principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting) and its audit and financial reporting functions.

PicPay Netherlands intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code from the date that its Class A common shares are listed on Nasdaq, except as may be noted from time to time in its management report.

Letters from Our Co-Founder, Director and CEO

To Our Shareholders:

When I conceived of the idea of creating PicPay, I had only one goal in mind: leaving my house with just my cell phone, scanning a QR Code and, with that, making a payment anywhere or to anyone, as simple as sending a text message.

It all started because I had a lot of trouble making payments in my day-to-day life. Each merchant had its own preferences. Some only accepted cash, others only credit and debit cards, or even paychecks. Transferring money to friends or family required going to a bank branch and waiting in long lines.

The problem was that in 2012, mobile transactions had not yet become popular in Brazil. Convincing people that smartphones would be the future of payments was our first challenge, not to mention payments via QR Code.

At the start, this was something so new that we had to choose a name that explains itself: PicPay comes from Picture Payment, literally meaning making a payment by scanning an image with your cell phone’s camera.

PicPay was founded during the popularization of smartphones in the daily lives of Brazilians and this ended up becoming our greatest risk. As we adopted technologies that had not yet been fully proven, it was difficult to believe that it could work. And, more than that, that we would get this far.

When I look back today, I see the path we’ve taken from that moment in 2012 to now, and it’s impossible to not feel deep gratitude for what we’ve achieved.

PicPay added more than 18 million new consumers during the pandemic, when we allowed our consumers to receive the government emergency aid aimed at vulnerable people in a 100% digital way. Over the last few years, we have built a robust and complete ecosystem with more than 30 products and services, all through innovation and technology.

Today, we continue to fulfill our initial role of making life simpler in everything that involves money and making people’s lives easier every day.

A powerful business

We came up with the idea of creating PicPay on a Sunday — January 8, 2012 — and on the next day, we started working on what our application would be. A few months later, it was live.

I lived in Vitória, Espírito Santo, and we were creating something so different that I spent my afternoons in Café Bamboo, a café in the city that was the first establishment to accept payments via PicPay. I observed the experience of customers using the app and took notes on potential improvements in the customer journey.

Our goal has always been to create an impactful business, capable of making a difference in people’s lives. With PicPay, I felt I could achieve it based on people’s relationship with money, a subject of great importance in a country like Brazil.

In 2015, when we joined the J&F Group, we found a partner completely aligned with our values. The principles that guided our culture were the same — at most, we said the same thing using different words.

This perfect alignment allowed us to expand our business, which evolved from being only a payment app to becoming a complete financial services ecosystem, maintaining our essence and our hunger to innovate and create new solutions in products and services.

One of the most challenging moments in our trajectory happened in 2020 in the midst of the pandemic. In record time, we allowed Brazilians who were entitled to emergency aid distributed by the government to people in vulnerable situations, to make transfers of financial aid they received through our app. Something that only would have been possible with cash at that time.

In addition to providing more security, as people could solve their financial issues without leaving home and without relying on cash, this alternative brought agility and convenience to millions of people at one of the most crucial moments of their lives.

We are very proud of our history and are committed to building a great future based on the same consistent values and principles that brought us here.

We remain focused on our plan to take PicPay to the next level, and we will not rest, especially given the revolution that AI can bring to this sector. We hope to achieve this alongside new investors who like us believe in the disruption of financial services, and who want to be part of our new journey that begins now.

Thank you very much,

Anderson Chamon
Co-founder and VP of Technology and Products

To Our Shareholders:

It is with great satisfaction and pride that we see PicPay ready to go public. When I met with the startup in 2015 and saw it making QR Code payments and peer-to-peer transactions in the state of Espírito Santo, an unusual place for innovation, it was hard to imagine that the future of financial services was there, right before my eyes.

At that time, I wondered whether people would really do everything they do today with their money through their mobile phones. Shortly after, not just me, but more than 36 million people from different corners of Brazil and from different social classes, are managing their financial and non-financial lives with PicPay.

For more than ten years, in Vitória, Espírito Santo, the “capixabas” (people from Espírito Santo) have experienced the ease that PicPay’s innovation provides in their daily lives. Long before the digital inclusion of financial services in Brazil, they already knew how to scan a QR Code to make payments and carry out instant transactions 24/7 and for free.

This innovation ended up becoming the most popular payment method in Brazil today, known as Pix, the real time and interoperable payments and transfers infrastructure launched by the Central Bank of Brazil in 2020 that is currently used by more than 150 million people. We are proud to have been the pioneers of instant payments in the country. In our ecosystem, instant payments, meaning P2P payments between PicPay accounts, Pix and P2M transactions, are our foundation and core to our ecosystem.

But we know that it took much more than innovation for PicPay to get to where it is today. On the one hand, it was difficult to believe that this startup was creating the future of payments. On the other hand, it was clear that the hard work and values of its founders and first employees, some of whom remain with the company to this day, would take the business to the next level.

Some of the values that stood out to me right from the beginning were the discipline and relentless focus on the user experience, the simplicity in developing solutions that really make a difference in everyday life and the determination to expand the business responsibly and efficiently.

These same values contributed to the company successfully achieving a net profit throughout all quarters of 2023, recording our first full year with profitability after reaching break-even in the fourth quarter of 2022, earlier than we had expected. These milestones are the result of continuous efforts to improve our operational efficiencies and our ecosystem as a whole.

We have launched several products and solutions embedded with relevant financial innovations, such as Open Finance and Pix, but at the same time, we maintain an unwavering commitment to growth and operational efficiency.

This focus is also a reflection of our senior management who are extremely professional and committed to results. Over the last three years, as we significantly expanded the business, we brought in executives with extensive experience and track record in the financial, payments and technology sector to sustain the Company’s growth and prepare it for the phase we are experiencing today. These are renowned figures aligned with our values and history that brought PicPay this far and that will take it to the next level in the coming years.

We believe that the Company’s future is long and promising, which is why we have expanded the practices and learnings that are embedded within PicPay to the community. Through the J&F Institute, we provide free, high-quality technical education to students, preparing them to become future business and technology leaders. In addition to training, the Institute also provides financial education to these students’ families and promotes the improvement of public schools in communities neighboring PicPay in São Paulo. Financial inclusion is at the company’s core, and we are working to expand this concept beyond our walls.

We have more than a commitment, we have a conviction, shared not only by me, but by our entire senior leadership and our more than 4,000 employees, that PicPay is embarking on a journey to deliver its best results.

We have built a solid foundation to be among the largest financial ecosystems in Brazil in the coming years, and we know that reaching and maintaining this next level requires long-term vision and effort that motivate us every day.

Together with experienced global investors at our side that share the same goal of accelerating growth and being part of the transformation of Brazilian financial markets, we believe we will go even further.

We thank all the investors who have agreed to accompany us in this new phase, and we are confident that it will be encouraging and exciting. I also want to highlight my gratitude to the founders, employees and, most importantly, our consumers who trust our ecosystem every day.

Thank you very much,

José Antonio Batista Costa
Director

To Our Shareholders:

Over the last three years I’ve observed an incredible transformation at PicPay, not only in results, but also in people, products and in the quality of what we deliver to our customers. In a rapidly changing environment, we achieved solid financial results, drove a relevant expansion of our portfolio and maintained our focus on profitable growth.

Our discipline is the result of the strong culture that pervades the entire company and of our decentralized organizational structure that prioritizes technology, scalability, and autonomy of each business unit. This composition guarantees that all products that are important for the company’s growth are prioritized in an orchestrated manner.

In the last couple of years, the end of near-zero interest rates meant that many companies, like PicPay, needed to focus on efficiency rather than seeking revenue growth at any cost. That’s what we did, but not only that. We changed our strategy, reached break-even 18 months earlier than we had expected and delivered five consecutive quarters with positive results, diversified our value proposition and entered growth avenues that we believe will lead the company to even better results in the long term.

More than placing our 36 million active consumers at the center, we thoroughly analyzed their needs to understand how our offers could make their lives even easier. Our goal is for customers to remember PicPay not only when they are making a money transfer, paying a bill or investing for retirement, but also when buying sneakers, paying for an Uber ride and in many other everyday situations.

Today, PicPay is much more than an everyday payments app, we are an ecosystem of financial and non-financial services that serves both sides of this dynamic, people and businesses. Every day the shelves of our business units are stocked with new solutions, and the result is that our customers are more engaged every day, adopting many more products and services than before.

Through the efforts of more than 4,000 employees, we expanded our positions within the disruptive initiatives that brought us here, such as instant payments, being one of the first to offer Pix Credit, and Open Finance, where we offer one of the most disruptive experiences, like our Account Aggregator solution, while gaining momentum in new avenues of growth and additional revenue streams.

We are focused on a trifecta of scale, efficiency, and innovation that has proven to be very effective over the last year, delivering a full profitable year. Therefore, we maintained the scalability of our products, expanded our cross-sell opportunities and our customers’ engagement, and established a commitment to operational efficiency and pioneering in new technologies.

Going forward, on top of our successful digital wallet business, we see PicPay moving into the next phase with a new business strategy: first with a new marketing repositioning, going beyond the digital wallet use cases and communicating its new products and services like credit cards, loans, insurance, and investments, showing that we are much more than a payment app. Second leveraging on more than 30 million engaged and active customers in our digital wallet, storing billions of reais in monthly cash-in and deposits, and a lot of data that we collect from day-to-day payments. This is combined with open finance, to build our digital bank, moving away from a financial marketplace 100% focused in distributing products and services from third party partners to offer a hybrid model, where PicPay will originate credit on balance for selected products such as PicPay credit cards, personal loans and collateralized products like payroll and FGTS prepayment.

Credit is an important avenue of growth that we will enter carefully, starting with our first approach with collateral, like our secured credit cards, where we extend credit backing on deposits or investments in our wallet, or payroll and FGTS prepayment. We will gradually offer our micro and small credit limit strategy, extending unsecured credit to our customers via our PicPay credit card or BNPL, in a low and grow strategy, where we can learn from our consumer’s behavior, mainly the ones already using our digital wallet products and increase credit limits over time, creating a very powerful flywheel in our ecosystem.

On top of our digital bank, we proved to be a high scale digital platform, succeeding in distributing financial products like payroll and FGTS prepayment, quickly becoming one of the largest digital distributors in the country, or insurance products, achieving millions of consumers in a very short period. Our platform is prepared to scale not only financial products but also non-financial products through our PicPay Shop.

Finally, another avenue of growth will come from our seller’s businesses, first leveraging on more than 30 million credit cards on file, offering to online sellers one of the largest customer audiences and easiest online checkouts, and second offering our own merchant acquiring platform, already kicking-off with an almost 1% market share, by processing all credit card transactions used in our digital wallet and targeting to increase our value proposition to almost 1 million merchants already working with PicPay, offering a wide range of products to both online and offline merchants, including QR code, Pix acquiring, POS machines among other banking and financial products.

The PicPay of the future will continue to have the digital wallet as its foundation and core business, but credit products and expanding our platform for sellers and creating a unique interaction among them, will be key to take us to the next level.

Our mission

Personally, I am very proud to see how tireless our employees were in this turnaround for the company and how committed they are to this next cycle that is approaching.

Our performance and ability to take advantage of the opportunities that arise show how well prepared and organized our teams are and gives me immense confidence and hope for the future. At PicPay, everyone knows that we are in a marathon, that we need to take care of the next mile ahead, but that our goal is to go much further.

We believe we attracted the best talent from all backgrounds, who chose to work at PicPay because of its mission of making people’s lives easier, as well as for its democratic and pluralistic character.

We impact millions of people from the most diverse communities in Brazil, which is why we strive to create a culture that esteems for values such as simplicity, humbleness, and determination, which greatly reflect the characteristics of the Brazilian people and help to achieve good results in business.

Our employees grow with us and mobilize themselves to develop unique solutions. They work hard every single day — with great ownership — to better serve our customers, communities, and each other. They motivate me and impress me every day, even after my more than 30 years of professional experience.

Therefore, I would like to say thank you to all our employees. This moment for the company is a big milestone, an achievement, and the beginning of a much more prosperous cycle that should allow us to make people’s lives even easier.

I would also like to thank the shareholders who trusted our strategy and have been 100% committed and engaged with the company’s plans and results.

I also want to thank our consumers and reinforce that we are committed to offering the best products, the best solutions, and the best experience in the Brazilian market.

Without a doubt, the next few years will be remarkable, and our employees and customers will be very proud of what we are building.

Thank you very much,

Eduardo Chedid
Chief Executive Officer

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common shares. You should carefully read this entire prospectus before investing in our Class A common shares including “Risk Factors” and our consolidated financial statements.

Issuer	Picpay Holdings Netherlands N.V.
Number of Class A common shares offered	Class A common shares.
Offering price range	Between US$ and US$ per Class A common share.
Voting rights

The Class A common shares will be entitled to one vote per Class A common share, whereas the Class B common shares (which are not being sold in this offering) will be entitled to 10 votes per Class B common share. See “Description of Share Capital — Voting Rights.”

Pre-emptive rights

Holders of our Class B common shares are entitled to pre-emptive rights to subscribe for additional Class B common shares in the event that we issue common shares, upon the same economic terms and at the same price as Class A common shares, in order to allow them to maintain their proportional ownership interests. This pre-emptive right does not apply to: (1) shares issued to employees of PicPay Netherlands or a group company (groepsmaatschappij) of PicPay Netherlands as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

The general meeting may resolve to limit or exclude pre-emptive rights. If the general meeting has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares. For more information, see “Description of Share Capital — Preemptive or Similar Rights.”

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares pre-emptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.”

Option to purchase additional Class A common shares

We have granted the underwriters the right to purchase up to an additional Class A common shares from us within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions payable to us, on the same terms as set forth in this prospectus.

Listing	We intend to apply to list our Class A common shares on Nasdaq, under the symbol “PICS.”

Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$         (or US$         million if the underwriters exercise in full their option to purchase additional Class A common shares), assuming an initial public offering price of US$         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we have not entered into any agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earnings instruments. See “Use of Proceeds.”

Share capital before and after offering

Immediately prior to the completion of this offering, Class A common shares and Class B common shares of our authorized share capital will be issued, fully paid and outstanding. Upon the completion of this offering, we will have Class A common shares and Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or Class A common shares and Class B common shares of our authorized share capital issued and outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full).

Dividend policy

The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We do not anticipate paying any cash dividends in the foreseeable future. See “Dividends and Dividend Policy.”

Lock-up agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of        . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common shares.

Summary Financial and Other Information

The summary financial information presented below has been derived from our audited consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB; and from our unaudited condensed consolidated interim financial statements, prepared in accordance with IAS 34.

This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, included elsewhere in this prospectus.

Financial Data

	For the three months ended March 31,			For the year ended December 31,
	2024(1)	2024	2023	2023(1)	2023	2022
	(in US$ thousands)	(in R$ thousands)		(in US$ thousands)	(in R$ thousands)
Statement of Profit or Loss Data
Net revenue from transaction activities and other services	60,188	300,709	216,678	212,148	1,059,936	833,318
Financial income	167,290	835,816	561,372	480,107	2,398,710	2,101,981
Total revenue and financial income	227,478	1,136,525	778,050	692,255	3,458,646	2,935,299
Cost of sales and services	(61,212)	(305,829)	(142,552)	(194,079)	(969,657)	(756,346)
Selling expenses	(21,461)	(107,222)	(84,242)	(90,819)	(453,749)	(853,750)
Administrative expenses	(48,384)	(241,738)	(254,194)	(164,758)	(823,166)	(707,848)
Credit loss allowance expenses	(19,734)	(98,594)	—	(2,860)	(14,290)	(1)
Financial expenses	(64,550)	(322,505)	(277,646)	(240,756)	(1,202,864)	(1,259,646)
Other expenses	(2,094)	(10,462)	(18,089)	(3,347)	(16,721)	(145,132)
Other income	160	799	3,534	4,697	23,468	88,539
Profit (loss) before income taxes	10,203	50,974	4,861	334	1,667	(698,885)
Current income tax and social contribution	(20,363)	(101,738)	(2,993)	(10,171)	(50,815)	4,925
Deferred income tax and social contribution	11,202	55,966	(1,499)	17,314	86,503	1,063
Profit (loss) for the period/year	1,041	5,202	369	7,477	37,355	(692,897)
Profit (loss) attributable to the Company’s shareholders	962	4,808	341	6,910	34,523	(45,692)
Profit (loss) attributable to non-controlling interests	79	394	28	567	2,832	(647,205)
Profit (loss) per share – basic and diluted (R$ or US$, as the case may be)(2)	9,623	48,080	3,410	0.202	1.011	(2.588)

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of March 31, 2024 of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      Calculated by dividing the net loss for the year/period by the weighted average number of shares outstanding during the year/period of 100 in the three months ended March 31, 2024; 100 in the three months ended March 31, 2023; 34,154,137 in 2023; and 17,657,635 in 2022. Amounts for the three-months period ended March 31, 2024 and 2023 reflect the shares issued by the successor PicPay Holdings Netherlands B.V. Amounts for the year ended December 31, 2023 and 2022 reflect the shares issued by the predecessor PicS Ltd.

	As of March 31,		As of December 31,
	2024(1)	2024	2023(1)	2023	2022
	(in US$ thousands)	(in R$ thousands)	(in US$ thousands)	(in R$ thousands)
Statement of Financial Position Data
Cash and cash equivalents	1,021,844	5,105,338	1,476,932	7,379,049	6,361,401
Financial assets	2,110,369	10,543,824	1,374,564	6,867,599	5,057,174
Financial investments (measured at fair value through other comprehensive income)	415,813	2,077,487	515,364	2,574,863	829,750
Financial investments at fair value through profit or loss	267,202	1,334,997	35,370	176,717	740,019
Financial assets measured at amortized cost	1,427,353	7,131,340	823,830	4,116,019	3,487,405
Trade receivables	601,086	3,003,147	686,442	3,429,602	3,417,673
Consumer loans	718,667	3,590,605	112,177	560,459	—
Other receivables	107,599	537,588	25,211	125,958	69,732
Prepaid expenses	16,752	83,695	14,449	72,189	45,871
Other assets	1,144	5,716	1,516	7,573	3,684
Tax assets	153,083	764,834	121,792	608,498	204,852
Current income tax assets	123,154	615,304	103,112	515,169	198,010
Deferred tax assets	29,929	149,530	18,680	93,329	6,842
Legal deposits	92	462	91	457	320
Property, plant and equipment	7,226	36,102	6,028	30,117	34,834
Right of use assets – leases	9,448	47,204	9,738	48,653	44,837
Intangible assets	167,958	839,154	153,866	768,747	409,927
Total assets	3,487,917	17,426,329	3,158,977	15,782,882	12,162,900
Financial liabilities measured at amortized cost	3,118,259	15,579,445	2,794,301	13,960,888	10,558,571
Third-party funds	2,712,400	13,551,691	2,664,483	13,312,290	10,172,578
Trade payables	405,859	2,027,754	129,818	648,598	385,993
Labor obligations	72,577	362,611	87,600	437,665	339,267
Taxes payable	41,372	206,703	22,245	111,141	42,969
Lease liability	11,484	57,374	11,739	58,652	52,953
Provision for legal and administrative claims	2,163	10,808	2,214	11,063	6,912
Total liabilities	3,245,855	16,216,941	2,918,100	14,579,409	11,000,672
Equity	242,062	1,209,388	240,878	1,203,473	1,162,228
Share capital	—	—	338	1,687	1,687
Share premium reserve	260,399	1,301,007	—	—	—
Additional paid-in capital	—	—	350,179	1,749,566	1,749,566
Capital reserve	—	—	105,886	529,027	525,289
Fair value reserve	109	547	(23)	(113)	(265)
Other reserve	—	—	39,012	194,910	194,910
(-) Accumulated losses	2,375	11,866	(233,220)	(1,167,125)	(1,201,648)
Non-controlling interests	(20,822)	(104,031)	(21,294)	(104,479)	(107,311)
Total equity and liabilities	3,487,917	17,426,329	3,158,977	15,782,882	12,162,900

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of March 31, 2024 of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

	For the three months ended March 31,			For the year ended December 31,
	2024(1)	2024	2023	2023(1)	2023	2022
	(in US$ thousands)	(in R$ thousands)		(in US$ thousands)	(in R$ thousands)
Statement of Cash Flow Data
Net cash (used in) from operating activities	(64,029)	(319,903)	(674,388)	313,632	1,566,968	7,339,796
Net cash used in investing activities	(390,404)	(1,950,538)	(129,286)	(107,497)	(537,075)	(63,229)
Net cash (used in) from financing activities	(654)	(3,269)	(3,121)	(2,451)	(12,245)	(1,064,457)

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of March 31, 2024 of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Other Financial Data

Gross Profit Before Financial Expenses

We calculate Gross Profit Before Financial Expenses as our total revenue and financial income minus our cost of sales and services. We consider Gross Profit Before Financial Expenses to be an operating performance measure. However, Gross Profit Before Financial Expenses is not a measure under IFRS and should not be considered as a substitute for total revenue and financial income, profit / (loss) before income taxes or any other measure of operating performance determined in accordance with IFRS. For more information, see “Presentation of Financial and Other Information — Non-IFRS Measures.”

The following table sets forth a reconciliation of Gross Profit Before Financial Expenses to our profit/(loss) before income taxes for the periods shown:

	For the three months ended March 31,			For the year ended December 31,
	2024(1)	2024	2023	2023(1)	2023	2022
	(in US$ thousands)	(in R$ thousands)		(in US$ thousands)	(in R$ thousands)
Profit/(loss) before income taxes	10,203	50,974	4,861	334	1,667	(698,885)
(-) Other income	(160)	(799)	(3,534)	(4,697)	(23,468)	(88,539)
(+) Other expenses	2,094	10,462	18,089	3,347	16,721	145,132
(+) Financial expenses	64,550	322,505	277,646	240,756	1,202,864	1,259,646
(+) Credit loss allowance	19,734	98,594	—	2,860	14,290	1
(+) Administrative expenses	45,348	226,568	237,617	164,758	823,166	707,848
(+) Selling expenses	24,497	122,392	100,819	90,819	453,749	853,750
Gross Profit Before Financial Expenses	166,266	830,696	635,498	498,176	2,488,989	2,178,953

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of March 31, 2024 of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Operating Data

In connection with our management’s analysis of our ongoing business operations, including comparing our performance with that of our competitors, our management uses certain indicators to measure our performance, including our: (1) number of active consumers; (2) aggregate deposits; (3) number of consumers with deposits; (4) total payment volume (TPV); (5) total cash-in; (6) quarterly average revenue per active consumer (ARPAC); (7) quarterly average cost to serve per active consumer; (8) Digital Wallet TPV; (9) PicPay Card TPV; (10) Own and Third-Party Loan Originations; and (11) Merchant Acquiring TPV.

For more information about our key performance indicators, see “Presentation of Financial and Other Information — Key Performance Indicators.”

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	2024	2023	2023	2022
Consolidated
Number of active consumers (in millions)	36.1	32.2	34.7	32.0
Deposits (R$ million)	13,364	9,614	13,038	9,940
Number of consumers with deposits (in millions)	24.3	22.3	23.5	22.2
Total payment volume (TPV) (R$ million)(1)	89,122	55,225	271,164	196,829
Total cash-in (R$ million)	82,303	46,851	244,651	154,204
Quarterly average revenue per active consumer (R$)(2)	32.1	24.3	25.9	24.7
Quarterly average cost to serve per active consumer (R$)(3)	18.1	14.1	14.4	18.5
Digital Wallet
Digital Wallet TPV (R$ million)	78,603	47,566	235,504	165,435
Financial Marketplace
PicPay Card TPV (R$ million)	7,588	5,238	23,944	21,190
Own and Third-Party Loan Originations (R$ million)	1,119	341	2,195	1,400
Merchant Acquiring
Merchant Acquiring TPV (R$ million)	8,233	5,578	29,044	7,582

____________

(1)      The sum of Digital Wallet TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is greater than Total TPV due to transactions that are counted in more than one category of TPV. To calculate Total TPV, the sum of Digital Wallet TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is adjusted to eliminate multiple entries.

(2)      Quarterly average revenue per active consumer for the years ended December 31, 2023 and 2022 is, in each case, the sum of the total revenue and financial income in the last twelve months divided by four and then divided by the average number of active consumers during the period (average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period).

(3)      Quarterly average cost to serve per active consumer for the years ended December 31, 2023 and 2022 is, in each case, the sum of the total cost to serve in the last twelve months divided by four and then divided by the average number of active consumers during the period (average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period).

Risk Factors

An investment in our Class A common shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before you decide to purchase our Class A common shares. In particular, investing in the securities of issuers whose operations are located in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A common shares may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use our platform for their payment transactions generally or if there is a change in the mix of payments between cash, credit, debit and prepaid cards that is adverse to us. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods, including credit, debit and prepaid cards. Moreover, an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our consumers to do business or utilize electronic payment mechanisms or make interest-free purchase installments more beneficial to consumers, may adversely affect our business, financial condition and results of operations. For instance, the Brazilian Federation of Banks (Federação Brasileira dos Bancos, or the “FEBRABAN”) filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor) and Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo) challenging the legal and regulatory feasibility of some of the payments industry’s most common practices, including interest-free purchase installments businesses. According to the FEBRABAN, charging credit card fees from customers within an interest-free installment purchase could be considered a harmful practice. For more details, please see “— Risks Relating to Legal and Regulatory Matters — Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.”

A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations may be materially adversely affected if consumers do not continue to use credit, pre-paid or debit cards as a payment mechanism for their transactions generally or if there is a change in the mix of payments between cash, alternative currencies and technologies, credit, pre-paid and debit a cards, or the corresponding methodologies used for each, which is adverse to us. In 2020, the Brazilian Central Bank launched Pix, which has led and may lead to a decrease in the use of other payment methods, such as credit, pre-paid and debit cards, and may also increase competitive pressures within the payments industry. Therefore, any increase in the use of Pix-based payments or other alternative payment methods may adversely affect our financial results. Moreover, an adverse development in the payments industry in general, such as new legislation or regulation that makes it more difficult for our consumers to do business, may adversely affect our business, financial condition and results of operations.

We rely on payment card networks to process the majority of our transactions. If we fail to comply with the applicable requirements of the payment card networks, we could be fined, suspended or terminated from the networks, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment card networks, primarily those managed by Visa and Mastercard, to process the majority of our payment card transactions. A significant portion of our revenue comes from processing transactions through these payment card networks. We must pay fees for these services, and from time to time, the payment card networks may increase the fees that they charge us for each transaction using one of their cards, subject to certain limitations.

We are required to comply with payment card network operating rules, including special operating rules for payment service providers to merchants. We may also be directly liable to the payment card networks for rule violations. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our merchants might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using certain payment cards to fund their payments. If we are unable to accept certain payment cards or are limited in our ability to do so, our business would be adversely affected.

We have implemented specific business processes for merchants to comply with payment card network operating rules for providing services to merchants. Any failure to comply with these rules could result in fines. We are also subject to penalties from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or considered “high risk” under their network operating rules, including the sale of certain types of digital content. We are required to either prevent “high risk” merchants from using our services or register these merchants with the payment card networks and conduct additional monitoring of them. To date, we have not identified any high risk merchants utilizing our services. Although the amount of these fines has not been material to date, we could be subject to significant additional fines in the future, which could result in a termination of our ability to accept payment cards or require changes in our process for registering new consumers, which would adversely affect our business. Payment card network rules may also increase the cost of, impose restrictions on, or otherwise negatively impact the development of, our retail point-of-sale solutions, which may negatively impact their deployment and adoption.

We are subject to monitoring by the payment card networks to ensure compliance with applicable rules and standards, and may be directly liable to the payment card networks for rule violations. If we do not comply with the payment card requirements, the payment card networks could seek to fine us or suspend or terminate our registrations that allow us to process transactions on their networks, and we could lose our ability to make payments using virtual cards or any other payment form factor enabled by the network. If we are unable to recover amounts relating to fines or pass through costs to our consumers or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of the payment cards networks, or any changes in the networks rules that would impair our registration, could require us to stop using the payment cards networks to process the majority of our transactions, which would have a material adverse effect on our business, financial condition and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our provision of services, cause us to lose business, increase our costs and impair our ability to provide our services and products effectively to our consumers.

We create apps and other software that enable us to provide the majority of our services. We depend on the efficient and uninterrupted operation of numerous systems, including our computer and operating systems, software, and telecommunications networks, as well as the systems of third parties, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers. Our systems and operations or those of our third-party providers, could be exposed to damage or interruption from, among other things, infrastructure changes, the implementation of new functionalities, human or software errors, capacity constraints due to an overwhelming number of consumers accessing or products and platform capabilities simultaneously, attacks that impact our ability to provide services or other security-related incidents, fire, natural disaster, power loss, terrorist attacks, hostilities, telecommunications failure, unauthorized entry and computer viruses. We do not maintain insurance policies specifically for property and business interruptions. Any changes in, failures of or defects in, our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures, changes in mobile networks offered by telecommunications operators and mobile devices developed by third parties or other difficulties could result in, among others:

•        loss of revenues;

•        loss of consumers;

•        loss of merchant and cardholder data;

•        loss of licenses;

•        loss of our Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a security/stock broker company (distribuidora de títulos e valores mobiliários), or “DTVM,” in Brazil;

•        fines and/or other penalties imposed by the Brazilian Central Bank, as well as other measures taken by the Brazilian Central Bank, including intervention, temporary special management systems, the imposition of insolvency proceedings, and/or the out-of-court liquidation of PicPay, and any of our subsidiaries to whom licenses may be granted in the future;

•        fines or other penalties imposed by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD”;

•        harm to our business or reputation resulting from negative publicity;

•        delays in consumer payments to us;

•        failures or delays in the market acceptance of our platform and products;

•        legal claims against us;

•        exposure to fraud losses or other liabilities;

•        additional operating and development costs;

•        usage of our products and services; and/or

•        diversion of technical and other resources.

In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, consumer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses.

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because most of our consumer transactions occur on our mobile app, any failure of our mobile app would cause our platform and services to be unavailable to our consumers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our consumers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and expand our capacity on a timely and cost-effective basis.

We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology systems. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis would materially and adversely affect our business, financial condition or results of operations.

In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of these services could negatively affect our operations and seriously harm our business. AWS has experienced, and may experience in the future, interruptions, delays or outages in service availability due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in the services provided by AWS, could also impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our consumers, partners, third-party service providers, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We serve our consumers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business.

Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise or disruption of our services could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, processing and transmission of consumers’ personal data, including names, addresses, identification numbers, credit or debit card numbers and expiration dates and bank account numbers. An increasing number of organizations, including large merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Although we have not experienced any significant cyber security attacks that have caused information leakage or operational losses, we could also be subject to breaches of security by hackers or human errors. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security are increased when we transmit information. Electronic transmissions can be subject to attack, interception or loss. Also, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our or third party systems, which can impact the confidentiality, integrity and availability of information, and the integrity and availability of our products, services and systems, among other effects. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our services or creating a diversion for other malicious activities. These types of actions and attacks could disrupt our delivery of products and services or make them unavailable, which could damage our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, subject us to lawsuits, fines or sanctions, distract our management or increase our costs of doing business.

In the scope of our activities, we share information with third parties through non-disclosure agreements, including with commercial partners, third-party service providers and other agents, which we refer to collectively as “associated participants,” who collect, process, store and transmit personal data. We may be held responsible for any failure or cybersecurity breaches attributed to these third parties insofar as they relate to the information we share with them. The loss, destruction or unauthorized modification of data of our consumers or employees by us or our associated participants or through systems we provide could result in significant fines, sanctions and proceedings or actions against us by governmental bodies, third parties or the data subject itself, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our encryption of data and other protective measures and associated costs, such as firewall, security operation center infrastructure, virtual private network and third party services, may not prevent unauthorized access or use of personal data. A breach of our system or that of one of our associated participants may subject us to material losses or liability, including assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter merchants from using electronic payments generally and our products and services specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under applicable laws or regulations.

In addition, a significant cybersecurity breach of our systems or communications could result in the loss of Brazilian Central Bank authorization to operate as a payment institution (instituição de pagamento), as a financial institution (commercial bank) or as a DTVM in Brazil, which could materially impede our ability to conduct business. We do not maintain insurance policies specifically for cyber-attacks.

We cannot guarantee that there are written agreements in place with every associated participant or that such written agreements will prevent the unauthorized use, modification, destruction or disclosure of data or enable us to obtain reimbursement from associated participants in the event we should suffer incidents resulting in unauthorized use, modification, destruction or disclosure of data. In addition, many of our associated participants are small and medium-sized agents that have limited competency regarding data security and handling requirements and may thus experience data losses. Any unauthorized use, modification, destruction or disclosure of data could result in protracted and costly litigation, which could have a material adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that the procedures and controls we employ will be sufficient to prevent security breaches from occurring, and we could be subject to manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our credit risk and risk exposure in all market environments or against other types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and the management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate. Some of our risk evaluation methods depend upon information provided by others and public information regarding markets, clients or other matters that are otherwise inaccessible by us. In some cases, however, that information may not be accurate, complete or up-to-date. If our policies and procedures are not fully effective or we are not always successful in mitigating all risks to which we are or may be exposed, our business, financial condition and results of operations may be materially and adversely affected.

Our business may be adversely affected if we fail to effectively identify, assess and mitigate credit risk. An important feature of our credit risk management system is an internal credit score system that assesses the particular risk profile of a consumer. We utilize quantitative and qualitative data to define a credit score that reflects the creditworthiness of our consumers as we seek to appropriately balance risk and return and mitigate our risks, including credit risks attributable to our consumers. We have established policies intended to regularly identify and assess each consumer’s creditworthiness, including analyzing the behavioral information that we collect from our consumers and with information provided by third parties and public sources.

If our credit risk policies do not effectively identify, assess and/or mitigate our credit risk profile, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business. For example, our credit risk assessment depends, in part, upon the quality and availability of information about our consumers, which is subject to error and may be ineffective and our internal “credit scoring” models may be inadequate and lead us to take risks that are not consistent with our credit risk appetite policies. The credit quality of our consumers may also be adversely impacted for reasons beyond our control. Additionally, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. A decrease in the performance of our credit portfolio or other liabilities, including inadequate provisions for non-performing accounts could have a material adverse effect on our business, financial condition, and results of operations.

We offer payments services and other products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to merchants, other account holders or consumer accounts with other banks, and are unable to recover them, we suffer losses and are exposed to liability. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering, and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and client convenience. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As a greater number of larger merchants use our services, we expect our exposure to material losses from a single merchant, or from a small number of merchants, to increase. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

Our business has generated losses in the past, including in the years ended December 31, 2023 and 2022, and we intend to continue to make significant investments in our business. Thus, our results of operations and operating metrics may fluctuate and materially and adversely affect our financial condition and results of operations, which may cause the market price of our Class A common shares to decline.

We generated net profit of R$5.2 million in the three months ended March 31, 2024, as compared to net profit of R$0.4 million in the three months ended March 31, 2023. In addition, we generated net profit of R$37.4 million in the year ended December 31, 2023, as compared to net loss of R$692.9 million in the year ended December 31, 2022. We intend to continue to make significant investments in our business, including expenses relating to: (1) the development of new products, services and features; (2) marketing and advertising to increase our brand awareness; and (3) general administration, including legal, finance and other compliance expenses related to being a public company. For example, in 2023 and 2022, we launched several features in connection with our platform, including Pix Credit, payroll portability, bill payments hub, insurance products, P2B lending, piggy banks (cofrinhos), black and platinum cards, investments, secured cards, BNPLs, and payroll FGTS, among others. However, these improvements, which required us to incur significant up-front costs, may not result in the long-term benefits that we expect, which is to increase our revenue by increasing our base of active consumers. In addition, increases in our consumer base could cause us to incur increased losses, because costs associated with new consumers are generally incurred up front, while revenue is recognized thereafter as consumers utilize our services. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses, which could cause the market price of our Class A common shares to decline.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results, including revenue, expenses, total payment volume, consumer metrics, and other key metrics, have fluctuated significantly in the past and may do so in the future. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly results may fluctuate due to a variety of factors, some of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may adversely affect the price of our Class A common shares. In addition, many of the factors that affect our quarterly results are difficult for us to predict. If our revenue, expenses, or key metrics in future quarters fall short of the expectations of our investors and financial analysts, the price of our Class A common shares will be adversely affected.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative, and financial resources.

We have experienced and expect in the near term to continue to experience rapid growth. As a result of our growth, we have faced, and will continue to face, significant challenges in:

•        increasing the number of consumers with, and the volume of, payments facilitated through our platform;

•        maintaining and developing relationships with existing merchants and additional merchants;

•        securing funding to maintain our operations and future growth;

•        maintaining adequate financial, business, and risk controls;

•        implementing new or updated information and financial and risk controls and procedures;

•        navigating complex and evolving regulatory and competitive environments;

•        attracting, integrating and retaining an appropriate number and technological skill level of qualified employees;

•        expanding within existing markets;

•        entering into new markets and introducing new solutions;

•        continuing to develop, maintain, protect, and scale our platform;

•        effectively using limited personnel and technology resources;

•        maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•        continuing to increase our infrastructure to ensure that it is capable of supporting an increase in the number of our consumers.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses, and would materially and adversely affect our business, results of operations, financial condition, and future prospects. Any evaluation of our business and prospects should be considered in light of the limited history of our growth, and the risks and uncertainties inherent in investing in early-stage companies.

If we are unable to grow our consumer base and maintain active consumers or otherwise implement our growth strategy, our business, results of operations, financial condition and future prospects would be materially and adversely affected.

We generate revenue primarily from our electronic payment and financial intermediation services, in particular by: (1) charging fees in connection with certain payment transactions and fund transfers carried out by our consumers through our platform; (2) fees from the use of the PicPay Card; (3) offering a range of financial products to our consumers, including loans and credit cards; and (4) earning commissions from the sale of third-party goods on the PicPay Shop, as well as earning interest income. Our success depends on our ability to generate repeat use and increase transaction volume from existing consumers and to attract new consumers to our platform. If we are not able to continue to grow our consumer base and maintain active consumers, we will not be able to continue to grow our business.

The attractiveness of our platform to consumers depends upon, among other things, the mix of products and services available to consumers through our platform, our brand and reputation, consumer experience and satisfaction, consumer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations.

Our ability to maintain and expand our consumer base depends on a number of factors, including our ability to provide relevant and timely services and products to meet our consumers’ changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, we recently acquired BX Blue, a digital marketplace focused on public payroll loans, enabling PicPay to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio. However, if new or improved features, products and services fail to meet shifting consumer demands and fail to attract new consumers or encourage existing consumers to expand their engagement with our products and services, the pace of our growth may decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new consumers and/or retain existing consumers.

Our existing and new products and services, including our payments, investments, insurance, and credit solutions, could fail to attract new consumers and/or retain existing consumers for many reasons, including the following:

•        we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•        consumers may not like, find useful or agree with any changes we make to our products or services;

•        the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;

•        we may fail to provide sufficient consumer support;

•        consumers may dislike our pricing, particularly in comparison to the pricing of competing products and services;

•        competing products and services may be introduced by our competitors; and

•        there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition and prospects would be materially and adversely affected.

If we cannot keep pace with rapid developments and change in our industry, the use of our products and services could decline, reducing our revenues.

The technology-enabled industry in which we operate is subject to rapid and significant changes, new product and service introductions, evolving industry standards, changing client needs and increased competition from new competitors, including nontraditional competitors. These changes include those relating to:

•        artificial intelligence and machine learning (including in relation to fraud and risk assessment);

•        payment technologies (including real-time payments, payment card tokenization and proximity payment technology, such as near-field communication and other contactless payments);

•        mobile and internet technologies (including mobile phone app technology);

•        commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and

•        digital banking features (including balance and fraud monitoring and notifications).

In order to remain competitive, we are continually involved in a number of projects to develop new products and services or compete with these new competitors, and other new offerings emerging in our industry. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. Any delay in the delivery of new products or services, performance problems or the failure to differentiate our products and services or to accurately predict and address market demand could render our products and services less desirable, or even obsolete, to our consumers. Furthermore, even though the market for our products and services is evolving, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new products and services targeted at this market.

While we take precautions to prevent consumer identity fraud, it is possible that identity fraud may still occur or has occurred, which may adversely affect our business.

There is risk of fraudulent activity associated with our platform and third parties handling consumer information. Our resources, technologies, and fraud prevention tools may be insufficient to accurately detect and prevent fraud.

We bear the risk of consumer fraud in a transaction involving us, a consumer, and a merchant, and we generally have limited recourse to the merchant to collect the amount owed by the consumer. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the merchant’s account, or if the merchant refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. Historically, chargebacks occur more frequently in online transactions than in in-person transactions, and more frequently for goods than for services. In addition, the risk of chargebacks is typically greater with those of our merchants that promise future delivery of goods and services, which we allow on our service. Significant amounts of fraudulent cancellations or chargebacks could adversely affect our business or financial condition.

In addition, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained, which would have a material adverse effect on our business, financial condition and results of operations.

High profile fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negative publicity, and the erosion of trust from our consumers and merchants, and could materially and adversely affect our business, results of operations, financial condition, future prospects, and cash flows.

Fraud by merchants or others could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number, or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition, and results of operations.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business.

We track certain key business metrics, such as total payment volume and active consumers and businesses, with internal systems and tools that are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

Real or perceived software errors, failures, bugs, defects, or outages could adversely affect our business, results of operations, financial condition, and future prospects.

Our platform and our internal systems rely on software that is highly technical and complex. In addition, our platform and our internal systems depend on the ability of such software to store, retrieve, process, and manage large amounts of data. As a result, undetected errors, failures, bugs, or defects may be present in such software or occur in the future in such software, including open source software and other software we license in from third parties, especially when updates or new products or services are released.

Any real or perceived errors, failures, bugs, or defects in the software may not be found until our consumers use our platform and could result in outages or degraded quality of service on our platform that could adversely impact our business (including through causing us not to meet contractually required service levels), as well as negative publicity, loss of or delay in market acceptance of our products and services, and harm to our brand or weakening of our competitive position. In such an event, we may be required, or may choose, to expend significant additional resources in order to correct the problem. Any real or perceived errors, failures, bugs, or defects in the software we rely on could also subject us to liability claims, impair our ability to attract new consumers, retain existing consumers, or expand their use of our products and services, which would adversely affect our business, results of operations, financial condition, and future prospects.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services through our platform. The support services that we provide are also a key element of the value proposition to our clients. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing clients and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations primarily through equity financings. Although we currently fund part of our operations through time deposits, we may need additional capital to fund our operations. In addition, we may require additional capital to respond to business opportunities, refinancing needs, challenges, acquisitions, or unforeseen circumstances and may decide to raise equity or debt financings, and we may not be able to secure any such additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. For example, disruptions in the credit markets or other factors could adversely affect the availability, diversity, cost, and terms of our funding arrangements. In addition, our funding sources may reassess their exposure to our industry and either curtail access to uncommitted financing capacity, fail to renew or extend facilities, or impose higher costs to access our funding.

Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

In the future, we may also seek to further access the capital markets to obtain capital to finance growth. However, our future access to the capital markets could be restricted due to a variety of factors, including a deterioration of our earnings, cash flows, balance sheet quality, or overall business or industry prospects, adverse regulatory changes, a disruption to or volatility or deterioration in the state of the capital markets, or a negative bias toward our industry by market participants. Future prevailing capital market conditions and potential disruptions in the capital markets may adversely affect our efforts to arrange additional financing on terms that are satisfactory to us, if at all. If adequate funds are not available, or are not available on acceptable terms, we may not have sufficient liquidity to fund our operations, make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges and this, in turn, could adversely affect our ability to advance our strategic plans. In addition, if the capital and credit markets experience volatility, and the availability of funds is limited, third parties with whom we do business may incur increased costs or business disruption and this could adversely affect our business relationships with such third parties, which in turn could have a material adverse effect on our business, results of operations, financial condition, cash flows, and future prospects.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We use open source software in our platform, which may subject us to litigation or other actions that could harm our business.

We use open source software in our platform, and we may use more open source software in the future. In the past, companies that have incorporated open source software into their products have faced claims challenging the ownership of open source software or compliance with open source license terms. Accordingly, we could be subject to suits by parties claiming ownership of open source software with restrictive licenses or claiming noncompliance with open source licensing terms. Some open source software licenses require consumers who use, distribute or make available across a network software or services that include open source software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on terms unfavorable to the developer or at no cost. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If we were to use open source software subject to such licenses, we could be required to release our proprietary source code, pay damages, re-engineer our platform or solutions, discontinue sales, or take other remedial action, any of which could harm our business. In addition, if the license terms for updated or enhanced versions of the open source software we utilize change, we may be forced to expend substantial time and resources to re-engineer our components of our platform.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could harm our business and could help our competitors develop products and services that are similar to or better than ours.

Our business depends on our ability to attract and retain highly skilled employees.

Our future success depends on our ability to identify, hire, develop, motivate, and retain highly qualified personnel for all areas of our organization, in particular, a highly experienced sales force, data scientists, and engineers. Competition for these types of highly skilled employees in Brazil is extremely intense. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop, and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to continue to attract or retain highly skilled employees, our business, results of operations, financial condition, and future prospects could be materially and adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our business, financial condition and results of operations.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported results of operations or the way we conduct our business.

Our adoption of changes in accounting standards or practices and any difficulties we experience in the implementation of such changes, including any resulting modifications to our accounting systems, could cause us to fail to meet our financial reporting obligations, potentially resulting in regulatory action and weakening investors’ confidence in us.

We have entered into material transactions with related parties.

We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our shareholders and other related parties. During the period covered by the financial statements included in this prospectus, we have engaged in transactions with related parties that have had a material impact on our results of operations and financial position, such as certain agreements with Banco Original, which is controlled by our ultimate controlling shareholders.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, and we entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We may not be successful in capturing the expected synergies related to the integration of Banco Original’s retail operations and we may be subject to the following risks, among others:

•        risk of misallocation of human and financial resources for the purposes of knowledge integration, which, in turn, can have an impact on the stipulated deadlines and, consequently, on the time expected for capturing synergies and quick wins;

•        risk of possible over-sizing of synergies and under-sizing of the integration schedule, which may cause the implicit multiple of the integration to be different from the one that was communicated; and

•        risk of our exposure to contingencies, known or unknown, which may adversely affect our operational results and reputation.

The risks described above may adversely affect our expectations and intended results with the integration, as well as our business. All of those issues prevent our achievement of potential synergies, benefits derived from the integration or the expected cost reduction, adversely affecting our results.

For more information, see “Related Party Transactions,” “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

In addition, our ultimate controlling shareholders will have the ability to exercise overall control over us and may have interests that are different from ours. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner. For more information, see “— Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

If we enter into transactions with our shareholders and other related parties other than on an arms’ length basis, our results of operations and financial condition may be adversely impacted. Future conflicts of interests may arise between us and any of our related parties, or among our related parties, which may not be resolved in our favor.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed, especially due to certain risks that are not usually covered by insurance policies. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to purchase, maintain or renew insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business, financial condition and the trading price of our Class A common shares.

If we are unable to attract, maintain and expand our merchant relationships, our businesses may be adversely affected.

Our growth is derived in part from acquiring new merchant relationships, developing new and enhanced product and service offerings, and cross-selling or up-selling our products and services through existing merchant relationships. We rely on the continuing growth of our merchant relationships and our distribution channels in order to expand our revenues. There can be no guarantee that this growth will continue. Similarly, our growth also will depend on our ability to retain and maintain existing relationships with merchants that use our services. Furthermore, merchants with which we have relationships may experience bankruptcy, financial distress, or otherwise be forced to contract their operations. The loss of existing merchant relationships, any failure in maintaining such relationships on similarly attractive economic terms, the contraction of our existing merchants’ operations or any inability to acquire new merchant relationships could adversely affect our revenue and our business and operating results.

Any acquisitions, partnerships, joint ventures or divestitures that we consummate, such as the Guiabolso acquisition and the BX acquisition, could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are part of our growth strategy. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services or technologies. We may not be successful in identifying acquisition, partnership and joint venture targets.

In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture, and we may lose merchants as a result of any acquisition, partnership or joint venture. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our core business and disrupt our operations. For example, we are exposed to these and other risks by virtue of our Guiabolso acquisition and the BX acquisition. These and future acquisitions may expose us to successor liability relating to actions involving the acquired entities, their respective management or contingent liabilities incurred before the acquisition. The due diligence we conducted in connection with these acquisitions may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with these acquisitions, or our failure to successfully integrate them into our business, could adversely affect our reputation and have a material adverse effect on us.

In addition, non-compete arrangements which we may enter into in connection with acquisitions, partnerships and joint ventures may prevent us from competing for certain clients or in certain lines of business, and may lead to a loss of clients. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our common shares, it could be dilutive to our shareholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

We may from time to time assess divestment opportunities and conduct divestments where we believe such transactions would be beneficial to our business strategy. Divestments may require us to expend significant time, funds and other resources, and may not always be completed within the expected time frame or on the terms and conditions that we expect. We may also be unable to reap the benefits of any divestments we undertake. Our asset base, total revenue, cash flows and net income may also be reduced significantly following a divestment, which could adversely affect our business, financial condition, results of operations, our ability to make distributions to our shareholders and result in a decrease in the price of our Class A common shares. Any divestiture, irrespective of whether it is consummated, may involve a number of risks, including diverting our management’s attention, adverse effects on our consumer relationships, costs associated with maintaining the business of the targeted divestiture during the disposition process, and other costs associated with winding down and divesting the affected business or transferring remaining portions of the operations of the business to other facilities. Furthermore, to the extent that we are not successful in completing desired divestitures, as such may be determined by future strategic plans and business performance, we may have to expend substantial amounts of cash, incur debt, or continue to absorb the costs of any loss-making or under-performing assets.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a Dutch public company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries. See “— Risks Relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.

Following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders will control approximately            % of the voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; elect a substantial majority of the members of our board of directors; and exercise overall control over us. For more information about our ultimate controlling shareholders, see “Principal Shareholders.”

Our ultimate controlling shareholders may have an interest in causing us to pursue transactions that may enhance the value of their equity investments in us, even though such transactions may involve increased risks to us or the holders of our common shares. Furthermore, our ultimate controlling shareholders own, through J&F Participações or other entities, equity investments in other businesses and may have an interest in causing us to pursue transactions that may enhance the value of those other equity investments, even though such transactions may not benefit us. Our ultimate controlling shareholders may also pursue new business opportunities through other entities that they control that would otherwise be available to us. We cannot assure you that we will be able to address these potential conflicts of interests or others in an impartial manner.

In addition, there is no restriction on our shareholders or board of directors that would prevent the appointment of our ultimate controlling shareholders as a member of the board of directors or executive officer of PicPay Netherlands or PicPay Brazil, in each case with prior approval of the Brazilian Central Bank. See “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

Given the degree of control over our company that is expected to be held by our ultimate controlling shareholders following the consummation of this offering, there can be no assurance that the future actions or decisions of our ultimate controlling shareholders will not impact our company, our prospects or the value of our Class A common shares in ways that differ from your interests.

We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.

Our ultimate controlling shareholders and our affiliate J&F Investimentos S.A., or “J&F Investimentos,” which is controlled by our ultimate controlling shareholders, are subject to ongoing obligations under agreements entered into in 2017 to settle investigations and proceedings initiated by enforcement authorities in Brazil involving matters unrelated to our company.

As further described elsewhere in this prospectus (see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders”), in 2017, our ultimate controlling shareholders, among others, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), and J&F Investimentos on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) following disclosures of certain payments made to Brazilian politicians from 2009 to 2015. Pursuant to the Leniency Agreement, J&F Investimentos agreed to pay a fine of R$8.0 billion and contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F Investimentos’ obligation to make additional installment payments under the Leniency Agreement following a petition from J&F Investimentos that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F Investimentos, as a result of which an annual audit of our compliance program is conducted. For more information about our compliance program, see “Business — Compliance Program.” Our management and leadership teams are strongly committed to operating our business in compliance with anti-corruption principles and law. However, no assurance can be given that our policies, practices and personnel will be effective to detect or prevent illicit activities in all cases.

In 2020, J&F Investimentos, our affiliate JBS S.A., which is controlled by our ultimate controlling shareholders, and our ultimate controlling shareholders, or collectively the “Respondents,” also entered into a settlement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. Pursuant to the SEC settlement and related order, the Respondents undertook, among other things, to improve anti-bribery and anti-corruption compliance programs, make progress reports to the SEC, and pay disgorgement and civil penalties. JBS S.A. was ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payment has been made in full. Also in 2020, J&F Investimentos reached a plea agreement with the U.S. Department of Justice, or “DOJ,” in which J&F Investimentos pled guilty to one count of conspiracy to violate the U.S. Foreign Corrupt Practices Act in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement and agreed to pay a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F Investimentos paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The DOJ plea agreement also required J&F Investimentos to implement a compliance program and improve its internal policies and to make progress and other reports to the DOJ.

In addition, our ultimate controlling shareholders and J&F Investimentos were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, in which CVM has made final decisions. For more information about these investigations, see “Principal Shareholders — Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders — Other Investigations and Proceedings.”

Our ultimate controlling shareholders’ and their affiliates reputation suffered as a consequence of these agreements and proceedings and related negative publicity. Although we and, to our knowledge, our ultimate controlling shareholders and their affiliates are currently in compliance with our and their respective obligations under the Brazilian Collaboration Agreements and Leniency Agreement, the SEC order and the DOJ plea agreement, and while we understand that these agreements resolved all related Brazilian criminal exposure of our ultimate controlling shareholders and J&F Investimentos in relation to the conduct that was the subject of these agreements, any breach of any of the obligations under the legacy agreements could result in negative publicity that could have a material adverse effect on our reputation and the reputation of our ultimate controlling shareholders. In addition, if future events or actions give rise to new investigations, allegations or proceedings involving our ultimate controlling shareholders or affiliates, our reputation and our ability to implement our business strategies, enter into beneficial transactions, partnerships or acquisitions, and the value of our Class A common shares may be materially adversely affected.

Negative publicity about us, our directors, our employees, our ultimate controlling shareholders or our industry and damage to our reputation and image or the reputation of our directors, our employees and ultimate controlling shareholder could adversely affect our business, financial condition, results of operations and future prospects.

Our credibility with the market is of great importance to enable us to conduct our business, and to attract and retain our customers, employees and investors. We can be subject to negative publicity based on a number of factors, including, without limitation, allegations or complaints, even if inaccurate, relating to our governance, our customer service, our relationships with suppliers or other third parties, our non-compliance with legal and regulatory obligations, our risk management practices, our financial results, health or work safety, social and environmental events, or unethical or corrupt behavior by our employees, directors, officers, our ultimate controlling shareholders, affiliates or suppliers. Any negative impact on our reputation and image may have a material adverse effect on our business, results of operations, financial condition and prospects. See, for example, “— We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image” above.

Furthermore, we cannot guarantee that our company, our ultimate controlling shareholders or our affiliates will not be the subject of future negative publicity, even if inaccurate. We also cannot be certain that any actions we take in response to a reputational crisis will be effective or sufficient to mitigate any harm arising out of any such crisis. Actions or allegations (whether grounded or unfounded) regarding actions taken by our ultimate controlling shareholders or our affiliates, or by our suppliers or other third parties, including, but not limited to, illegal acts or corruption, actions contrary to health or worker safety, or actions contrary to socio-environmental regulations, may materially adversely impact our reputation and image with our customers, suppliers and the market, which may have a material adverse effect on our business, results of operations, financial condition and future prospects and the value of our Class A common shares.

We rely on third parties maintaining open marketplaces to distribute our mobile device app. If such third parties interfere with the distribution of our platform, our business would be adversely affected.

We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile device app available for download. We cannot assure you that the marketplaces through which we distribute our mobile device app will maintain their current structures or that such marketplaces will not charge us fees to list our app for download. We are also dependent on these third-party marketplaces to enable us and our consumers to timely update our mobile device app, and to incorporate new features, integrations, and capabilities.

In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile device app through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile app less desirable or harder to access.

If we are unable to integrate our products with a variety of operating systems, software apps, platforms and hardware that are developed by others, our solutions may not operate effectively, our products may become less marketable, less competitive or obsolete and our business, financial condition and results of operations may be harmed.

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party apps through the interaction of application programming interfaces, or “APIs.” Our business could be harmed if any provider of such software or other technologies or systems:

•        discontinues or limits our access to its APIs;

•        modifies its terms of service or other policies, including fees charged to or other restrictions on us or other app developers;

•        changes how consumer information is accessed by us, our partners or our consumers;

•        establishes more favorable relationships with one or more of our competitors; or

•        develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source venders, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could adversely affect our business, operating results and financial condition.

We have identified material weaknesses in our internal control over financial reporting and if we fail to establish and maintain effective internal controls over financial reporting we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud. In addition, our accounting and other management systems and resources may not be immediately prepared to meet the reporting requirements applicable to U.S. public reporting companies, which may strain our resources.

Prior to this offering, we were a private company with limited accounting resources and processes necessary to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting. In connection with the audits of our financial statements for the years ended December 31, 2023 and 2022, we identified material weaknesses related to controls around the financial reporting process, specifically related to management of changes to our IT systems.

Throughout 2023, we invested in tools, processes and the creation of safeguards for the “change management” flow. This process was completed in August 2023, covering all regulatory requirements, compliance, and internal controls. Failures identified after implementation were related to change records, segregation of functions at the time of approval and lack of testing. We have subsequently made additional improvements to these controls that we believe will help to prevent further occurrences of these failures.

New investments are planned for 2024 to improve the “change management” processes and to control the efficiency of this process. Planned actions include training for all levels of employees participating in the process regarding our tools, awareness of internal controls and their impacts, monitoring of processes and performance and effectiveness indicators. Additionally, new investments are being made in safeguards, which are elements that we added to make our process safer and to prevent it from being circumvented for any reason, so that there is an increasingly efficient and fluid integration between the registration tools and the development mat. Some of these elements are segregation of functions between requester and approver so that any change can be transferred to the production environment, making the process much more reliable, implementation of a test mat for greater quality of code deliveries, mandatory rollback for cases in which a change eventually fails at the time of implementation, among others. Process monitoring is mapped out in our action plan to identify possible failures for which the appropriate treatment of process deviation and the respective compensatory control will be applied to each case. The investments made in the past, as well as new investments planned for 2024 are not considered to be material. Moreover, all of the abovementioned planned actions are expected to be completed by the end of 2024.

After the completion of this offering, we will become subject to certain reporting requirements of Exchange Act and the other rules and regulations of the SEC and Nasdaq. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act.” Section 404 of the Sarbanes-Oxley Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F subject to phase-in accommodations for newly-listed companies. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may be up to five full fiscal years following the date of this offering, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In addition, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

These new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

We may need to raise additional capital in the future by issuing securities or may enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.

We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any fundraising through the issuance of shares or securities convertible into or exchangeable for shares, or the participation in corporate transactions with an effect similar to a merger, may dilute your interest in our capital stock or result in a decrease in the market price of our Class A common shares.

An occurrence of a natural disaster, widespread health epidemic or pandemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenues could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economy of Brazil. Our operations could also be severely disrupted if our consumers, suppliers, vendors and other business partners were affected by natural disasters, health epidemics or other major events.

The outbreak of a widespread health epidemic or pandemic, such as COVID-19, would likely adversely affect the operations of our consumers, suppliers, vendors and other business partners, and may adversely impact our results of operations in the future. For example, commerce in Brazil may be adversely affected by measures that are intended to contain and limit the outbreak`s spread. Such measures could, in turn, adversely affect our business, financial condition and results of operations.

We may be subject to liability with respect to environmental crimes (defined by the Brazilian Federal Constitution and Federal Law No. 9,605/98). In such cases, liability may apply both to legal entities and to our directors, potentially resulting not only in not only large fines, but also reputational damage.

We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Digital Wallet:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank from PagSeguro; and

•        other technology companies, including digital and mobile apps, that provide P2P and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services;

•        other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        Acquiring & Banking and Corporate Benefits and Payroll:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Audiences and Ecosystem Integration:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers’ accessibility to products and services and led to the expansion of competition in digital payment options such as BNPL solutions. We face competition in areas such as: flexibility on payment options; duration, simplicity and transparency of payment terms; reliability and speed in processing payments; compliance and security; promotional offerings; fees; approval rates; ease-of-use; marketing expertise; service levels; products and services; technological capabilities and integration; consumer service; brand and reputation; and consumer and merchant satisfaction.

Some of our competitors are substantially larger than we are, which gives those competitors advantages we do not have, such as more diversified products, a broader consumer and merchant base, the ability to reach more consumers, an increased ability to cross-sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities and lower-cost funding. Our potential competitors may also have longer operating histories, more extensive and broader consumer and merchant relationships, and greater brand recognition and brand loyalty than we have. For example, more established companies that possess large, existing consumer and merchant bases, substantial financial resources and established distribution channels could enter the market.

Increased competition could result in the need for us to alter the pricing and services we offer to businesses or consumers. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or businesses using our platform, which would reduce the attractiveness of our platform to other consumers and businesses, and which would materially and adversely affect our business, results of operations, financial condition and future prospects.

If we fail to promote, protect, and maintain our brand in a cost-effective manner, we may lose market share and our revenue may decrease.

We believe that developing, protecting and maintaining awareness of our “PicPay” brand (trademark) in a cost-effective manner is critical to attracting new and maintaining active consumers to our platform. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and the experience of our consumers. Our efforts to build our brand have involved significant expenses, and we expect to increase our marketing spend in the near term. These brand promotion activities may not result in increased revenue and, even if they do, any increases may not offset the expenses incurred. Additionally, the successful protection and maintenance of our brand will depend on our ability to obtain, maintain, protect and enforce trademarks and other forms of intellectual property protection for our brand. If we fail to successfully promote, protect and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, we may lose our existing consumers to our competitors or be unable to attract new consumers. Any such loss of existing consumers, or inability to attract new consumers, would have an adverse effect on our business and results of operations.

Risks Relating to Legal and Regulatory Matters

Our business is subject to extensive government regulation and oversight in Brazil and our status under these regulations may change. Violation of or compliance with present or future regulation could be costly, expose us to substantial liability and force us to change our business practices, any of which could seriously harm our business and results of operations.

As a payment institution (instituição de pagamento) and as a multi-service bank (banco múltiplo) in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, comprised respectively of Brazilian Federal Law No. 12,865/13 and Brazilian Federal Law No. 4,595 of December 31, 1964, as well as to related rules and regulations, including capital and liquidity requirements.

For instance, the Brazilian Central Bank recently enacted a new framework establishing prudential rules that are applicable to payment institutions, increasing the capital and prudential requirements to which we are subject. This framework includes Brazilian Central Bank Resolutions No. 197, 198, 199, 200, 201 and 202, all dated March 11, 2022. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation taking place in January 2025. Regulations applicable to type 3 conglomerates (which is the classification of the conglomerate led by PicPay) leads to the application of stringent capital requirements to our activities, which affects our business, financial condition and results of operations. The nature of our services also renders us as gatekeepers for the purposes of Brazilian Federal Law No. 9,613/1998 (Brazilian Anti-Money Laundering Law), which imposes higher regulatory standards to prevent, monitor, and combat money laundering through, for example, detailed registration of transactions, specific internal policies, and communication of suspicious operations. Even though we adopt internal policies to address the Brazilian Central Bank’s guidelines to combat money laundering, our position as gatekeepers imposes additional risk and any failures in our internal controls may result in fines or administrative sanctions, as well as potential criminal or administrative investigations and liabilities.

Failure to comply with the requirements of the Brazilian legal and regulatory framework, including without limitation any failure to comply with the Brazilian Central Bank capital requirements, may prevent us from carrying out our regulated activities, and may: (1) require us to pay substantial fines (including per transaction fines) and disgorgement of our profits; (2) require us to change our business practices; or (3) subject us to insolvency proceedings such as an intervention by the Brazilian Central Bank, as well as the out-of-court liquidation of PicPay and PicPay Bank, and any of our subsidiaries to whom licenses may be granted in the future. Any disciplinary or punitive action by our regulators or failure to obtain required operating licenses could seriously harm our business and results of operations.

Moreover, the Brazilian government is studying the possibility of ending the FGTS “birthday withdrawal” (saque aniversário), which is a program that allows workers to withdraw part of their FGTS funds every year on their birthday. We rely on this annual withdrawal as collateral in part of our loan portfolio (i.e., the FGTS loans). If the birthday withdrawal program is terminated, we will be unable to originate new FGTS loans, which could negatively impact our loan business.

In addition, we offer installment payment solutions to our consumers through the investment fund FIDC PicPay I, which acts as a capital market securitization vehicle that purchases receivables before their original payment date. FIDC PicPay I is not a financial institution and, thus, it is not authorized by the Brazilian Central Bank to grant loans with interest rates above the limits set by Decree No. 22,623, of April 7, 1933 (the Brazilian Usury Law). In case the discount rates applicable to the purchase of receivables by FIDC PicPay I are considered as “interest” under Brazilian law, the limits set by the Brazilian Usury Law would apply to these rates. Any limitation to the discount rates applicable to the purchase of receivables by FIDC PicPay I could negatively impact our business, financial condition and results of operations.

On October 3, 2023, Law No. 14,690 was published, establishing that credit card issuers must submit for approval of the CMN regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and installment credit (parcelamento de fatura de cartão de crédito). If such limits are not approved within a maximum period of 90 days as of the date of publication of the law, the total amount charged as interest and financial fees will be limited to the original amount of the debt.

One of the demands required by certain issuing institutions is the establishment of further regulations limiting the offering of purchases in installments without interest charging by Brazilian merchants, the so called PSJ (parcelado sem juros), which is widely adopted in Brazil. A proposal from relevant stakeholders and professional associations in the credit industry for such regulations is expressly linking more stringent limitations to interest rates charged on revolving credit transactions and to the number of interest-free installments issuers allow cardholders to pay for goods and services. Moreover, in connection with such discussions, there have been market discussions to regulate the PSJ matter by establishing a cap to the interchange fees charged in credit transactions, as well as a limit of twelve installments for such transactions, in order to discourage unbridled buying on credit. If any of such proposals are adopted in the regulations, or self-regulations, as the case may be, to be issued by the Brazilian authorities, our revenue associated with fees charged in certain installment transactions may be adversely affected, which could adversely affect our business, financial condition, and results of operations.

Furthermore, as part of the ongoing discussions in Brazil related to non-financial companies providing financial services, current regulation may evolve and create additional rules and obligations to payment institutions, payment scheme settlors and to the market in general.

For further information regarding these regulatory matters, see “Regulatory Overview.”

Funding of digital wallets via credit card is a relevant business for us, and this product is being challenged by incumbent institutions and Brazilian authorities are conducting an inquiry of certain players, including us. If funding of digital wallets via credit card transactions is deemed incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change our products to comply with new understandings of the Brazilian authorities, which could adversely affect the results of our operations.

Our customers can fund their digital wallets choosing a wide range of options, such as electronic funds transfers from accounts held with other financial or payment institutions (wire transfers or Pix), boleto (bank slip), P2P payments, loan financing, or via credit card (thirty party or our own) transactions. Moreover, we enable customers to make Pix transactions to other users with their credit cards, in our Pix Credit product. When a customer chooses to fund their digital wallet or make Pix transactions with their credit cards, we charge the applicable fees.

Even though we believe this is a common product in the Brazilian payment industry, accepted by payment schemes networks and reviewed by the General Attorney Office of the Brazilian Central Bank, incumbent banks have been challenging this product. In this regard, the Brazilian Federation of Banks (Federação Brasileira dos Bancos, or the “FEBRABAN”) recently filed a notice with the Brazilian National Consumer Office (Secretaria Nacional do Consumidor, or the “SENACON”) and a complaint with the Public Prosecutor’s Office of the State of São Paulo (Ministério Público do Estado de São Paulo), alleging that we would be granting loans to customers and that the fees charged in connection with installment transactions would be “compensating interest” (juros remuneratórios). Our business was specifically challenged in such notice.

After FEBRABAN’s notice, SENACON issued, on January 12, 2024, a provisional measure (an injunction) against us and other industry players, and we promptly presented our response, clarifying that our business model is aligned with the best market practices, complies with the applicable legal and regulatory framework in Brazil. Following such response, on January 19, 2024, SENACON suspended the provisional measure required by FEBRABAN, which has appealed against such suspension and requested the Brazilian Central Bank’s further analysis on the matter. Moreover, ABRANET — Brazilian Internet Association (Associação Brasileira de Internet) filed a complaint with the Federal Attorney-General’s Office (Procuradoria Geral da República) seeking an investigation against FEBRABAN and incumbent banks on alleged anti-competitive practices against fintechs and other players. Currently, the matter is still under the investigation of Brazilian authorities.

If Brazilian authorities deem that funding of digital wallets via credit card transactions is incompatible with the applicable legal and regulatory framework in Brazil, we could be required to change some of our products to comply with new understandings of the Brazilian authorities, which could adversely affect our above mentioned products and results of our operations.

We are subject to costs and risks associated with increased or changing laws and regulations affecting our business, including those relating to the sale of consumer products. Specifically, developments in data protection and privacy laws could harm our business, financial condition or results or operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations in Brazil that affect us include: those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws, data protection and privacy laws and regulations; and securities and exchange laws and regulations. For instance, data protection and privacy laws are developing to take into account the changes in cultural and consumer attitudes towards the protection of personal data. There can be no guarantee that we will have sufficient financial resources to comply with any new regulations or successfully compete in the context of a shifting regulatory environment.

In September 2020, Brazilian Federal Law No. 13.709/2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados), or the “LGPD,” came into effect establishing general principles, obligations and detailed rules for the collection, use, processing and storage of personal data that affects all economic sectors, including the relationship between consumers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. All legal entities are required to adapt their data processing activities to these new rules. The application of penalties provided in the LGPD became effective on August 1, 2021, and such penalties depend on the severity of the offense, according to certain criteria established by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD” under ANPD’s Resolution No. 4 of February 24, 2023. Any additional privacy laws or regulations enacted or approved in Brazil could seriously harm our business, financial condition, or results of operations. Accordingly, our personal data processing activities and digital advertising practices may change significantly, which could result in additional costs for us due to the requirements to conform our practices to the provisions set forth in the LGPD.

In particular, as we seek to build a trusted and secure platform for commerce, and as we expand our network of sellers and buyers and facilitate their transactions and interactions with one another, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our employees and our merchants and their consumers. As with the other laws and regulations noted above, these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal, or international privacy or consumer protection-related laws and regulations could cause sellers or their consumers to reduce their use of our products and services and could materially and adversely affect our business.

Changes in tax laws, tax incentives, benefits or differing interpretations of tax laws may adversely affect our results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, the Netherlands or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.

The Brazilian government may propose changes to the tax regime applicable to different sectors of the economy, including changes that represent an increase in our tax burden and the tax burden of our consumers and suppliers, which can negatively impact our business. These changes include changes in tax rates, tax base, tax deductibility and, occasionally, the creation of taxes (temporary or non-temporary). If these changes directly or indirectly increase our tax burden, we may have our gross margin reduced, adversely affecting our business and results of operations.

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132, which provided a broad reform of the Brazilian tax system, with the extinction of a variety of taxes currently applicable to goods and services, including social contributions, federal tax on industrialized products, the Municipal tax on services and the tax on the circulation of goods and services (the “indirect taxes”), for the creation of three new taxes on operations with goods and services: a Goods and Services Tax, or the IBS, a Federal Contribution on Goods and Services, or CBS, and an Excise Tax, or IS.

EC 132 will not be immediately effective, since there is a seven-year transition period, from 2026 to 2032, for the full implementation of the tax reform. The current indirect taxes (ICMS, IPI, ISS and PIS/Cofins) will coexist and will be gradually replaced by IBS, CBS and IS until completion of the tax reform by 2033.

A tax reform on income and payroll taxation is also on the agenda of the Brazilian government. EC 132 provides that the executive branch must submit to the Brazilian National Congress by the first half of 2024 (90 days as of the enactment of EC 132) bills of law with changes to income and payroll taxation. As of the date of this prospectus, the executive branch has not yet submitted such respective bills of law.

An attempt to reform income taxation was submitted through Bill of Law No. 2,337/2021. Although the Brazilian House of Representatives approved this bill on September 2, 2021, it has since stalled in the Brazilian Senate, which will vote on it next. This initiative proposes significant changes to the income tax legislation, such as (i) repealing the exemption from income tax on the distribution of dividends by Brazilian companies (and imposing a general 15% income tax rate), (ii) the gradual decrease of the combined Brazilian corporate income tax rates, and (iii) extinguishing the possibility of deducting expenses from the payment of interest on shareholder’s equity (juros sobre o capital próprio — JCP). The income and payroll taxation reform resulting from EC 132 will probably include similar provisions as those attempted by Bill of Law No. 2,337/2021.

We are still unable to quantify the effects of the changes introduced by EC 132 or any other additional reforms, if approved, as certain proposed amendments to the Constitution provide for the enactment of regulations regarding these new taxes, which regulations have not been presented yet. These changes may result in impacts for us that cannot be assessed yet. Accordingly, any increase in tax rates in Brazil, the creation of new taxes or the recognition of taxes that affect our operations may adversely affect us.

Our results of operations and financial condition may decline if certain tax incentives are not retained or renewed. For example, Brazilian Federal Law No. 11,196 currently grants tax benefits to companies that invest in research and development, provided that some requirements are met, which significantly reduces our annual income tax expense. If the taxes applicable to our business increase or any tax benefits are revoked and we cannot alter our cost structure to pass our tax increases on to clients, our financial condition, results of operations and cash flows could be seriously harmed. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto Sobre Serviços), or “ISS.” Any increases in ISS rates would also harm our profitability.

In addition, Brazilian government authorities at the federal, state and local levels are considering changes in tax laws in order to cover budgetary shortfalls resulting from the recent economic downturn in Brazil. If these proposals are enacted they may harm our profitability by increasing our tax burden, increasing our tax compliance costs, or otherwise affecting our financial condition, results of operations and cash flows. Certain tax rules in Brazil, particularly at the local level, may change without notice. We may not always be aware of all such changes that affect our business and we may therefore fail to pay the applicable taxes or otherwise comply with tax regulations and other obligations related to disclosure of certain information, which may result in additional tax assessments and penalties for our company.

Furthermore, we are subject to tax laws and regulations that may be interpreted differently by tax authorities and us. Significant judgment is required to evaluate applicable tax obligations. In many cases, the ultimate tax determination is uncertain because it is not clear how existing statutes apply to our business. One or more states or municipalities, the federal government or other countries may seek to challenge the taxation or procedures applied to our transactions imposing the charge of taxes or additional reporting, record-keeping or indirect tax collection obligations on businesses like ours. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and monitoring could have a material adverse effect on our business and financial results.

We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may have adverse tax consequences. For instance, in February 2023, the STF, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically annulled if, after such decisions were issued, the STF reaches a different understanding on the subject matter.

For example, as a result of the decision, if previously a company obtained authorization from any Court of Justice that certain activity is not subject to tax, such permission would automatically be annulled if and when the STF makes a contrary ruling that the activity is in fact subject to tax (no retroactive effects should apply to taxable events prior to the new ruling). Hence, if there is any type of reversal of pro-taxpayer decisions and case law in the Brazilian courts that affects our business, our financial and operating results could be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations and any failure to comply with these regulations may lead to criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

We operate in a jurisdiction that has a high risk for corruption and we are subject to anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations, as provided under the Brazilian Anticorruption Laws, including, without limitation, the Brazilian Federal Law No. 12,846/2013 (the Brazilian Clean Companies Act), as regulated by Federal Decree No. 11,129/2022, Law No. 14,230/2021 (the Administrative Misconduct Law), Law 14,133/2021 (the Brazilian Public Procurement Law), Law 9,613/1998 (the Brazilian Anti-Money Laundering Law) and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA.” Both the Clean Company Act and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. Monitoring compliance with anti-money laundering, anti-terrorism, and anti-corruption law and sanctions rules can impose a significant burden on banks and other financial institutions, and on us, and requires significant technical capabilities. Violations of the anti-corruption, anti-bribery, anti-terrorism and anti-money laundering laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties, loss of key banking and other relationships, forfeiture of significant assets, as well as reputational harm.

Brazilian Anticorruption Laws provide for the strict liability of companies and their legal successors that engage in corruption. Furthermore, Brazilian Anticorruption Laws provide for the joint and several liability of companies belonging to the same business conglomerate. Companies may also be held liable for corruption related offenses committed by third parties, especially if they benefited from the transactions. There is no intent or knowledge requirement for strict liability offences and therefore we could be held liable for wrongful acts even if we were not aware of them.

Liability arising from violations of Brazilian Anticorruption Laws may result in severe penalties, both in the administrative and judicial spheres, including large fines, disgorgement of profits and the publication of the conviction in large scale media outlets. In addition, individuals involved in wrongful conduct may be exposed to civil, administrative, and criminal liability. In this regard, we must constantly update and enforce our internal controls to prevent, monitor and combat fraud, corruption, money laundering, and other related irregularities to prevent or mitigate judicial and administrative liability.

Regulators may increase enforcement of these obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our consumers and to monitor our transactions. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of consumers and any change in such thresholds could result in greater costs for compliance. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new consumers to join our network and reduce the attractiveness of our products and services.

Combating money laundering and fraud is a significant challenge in the online payment services industry because transactions are conducted between parties who are not physically present, which in turn creates opportunities for misrepresentation and abuse. Criminals are using increasingly sophisticated methods to engage in illegal activities such as identity theft, fraud and paper instrument counterfeiting. Online payments companies are especially vulnerable because of the convenience, immediacy and in some cases anonymity of transferring funds from one account to another and subsequently withdrawing them, including through the use of cryptocurrencies. Our payments services may be a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Allegations of fraud may result in fines, settlements, litigation expenses, loss of key banking and other relationships, financial and reputational damage.

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain consumers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-party service providers could adversely affect our consumers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Brazilian Clean Company Act (which establishes the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other consequences, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares.

Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of regulatory reserves and compulsory deposits that payment institutions and financial institutions in Brazil are required to maintain, and has adjusted compulsory allocation requirements to finance government programs and mandated contributions to the deposit insurance program maintained by the Brazilian Credit Guarantee Fund, or the “FGC,” with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation and contribution requirements in the future or impose new requirements on us, which as a result could reduce our liquidity and, as a result, may have a material adverse effect on our business, financial condition and results of operations.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations must be held in Brazilian government securities or return yielding balances at the Brazilian Central Bank.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We may be in the future, party to significant legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our clients, suppliers, consumers, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. Our indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending litigation or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A common shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims, which could adversely affect our business. See “Business — Legal Proceedings.”

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyrights, trademarks and trade secrets to establish and protect our proprietary technology. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

We may also be subject to costly litigation in the event our services and technology infringe upon or otherwise violate a third party’s proprietary rights. Third parties may have, or may eventually be issued, patents or other assets protected by intellectual property rights that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that intellectual property related claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services or using certain of our brands. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Moreover, we believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our consumer base, our loan portfolio and our third-party partnerships, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain — or, in markets into which we expand, become — widely known, gain and maintain our consumers’ trust, be a technology leader and provide reliable, high-quality and secure products and services that continue to meet the needs of our consumers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our services and platform capabilities from competitors’ products and services.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our consumer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new consumers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in the countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct. Other companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers, or other companies could give rise to regulatory action or antitrust investigations or litigation. Also, our unilateral business practices could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could harm us and the price of our Class A common shares.

The Brazilian government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•        growth or downturn of the Brazilian economy;

•        interest rates and monetary policies;

•        exchange rates and currency fluctuations;

•        inflation;

•        liquidity of the domestic capital and lending markets;

•        import and export controls;

•        exchange controls and restrictions on remittances abroad;

•        modifications to laws and regulations according to political, social and economic interests;

•        fiscal policy and changes in tax laws;

•        economic, political and social instability;

•        labor and social security regulations;

•        energy and water shortages and rationing; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our Class A common shares. We cannot predict what measures the Brazilian government will take in the face of mounting macroeconomic pressures or otherwise.

The President of Brazil has the power to determine policies and issue governmental decrees related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including ours. It is not possible to predict which policies the President will adopt, nor whether such policies or changes in current policies could have an adverse effect on us or the Brazilian economy.

These and other future developments in the Brazilian economy and governmental policies could have a material adverse effect on us. We have no control over and cannot predict the measures and policies the Brazilian government may adopt in the future.

Political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

Brazilian markets experienced heightened volatility in the last decade due to uncertainties related to a number of ongoing investigations of accusations of money laundering and corruption conducted by the Brazilian Federal Police and the Federal Prosecutor’s Office, including the largest investigation, known as Lava Jato. These investigations adversely affected the Brazilian economy and political scenario. Numerous members of the Brazilian government and of the legislative branch, as well as senior officers of large state-owned and private companies have been convicted of corruption, including by offering or accepting bribes or kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies.

The ultimate outcome of these investigations is uncertain, but they have so far had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. The development of those unethical conduct cases has and may continue to adversely affect us.

In October 2022, former President Luiz Inácio Lula da Silva won the 2022 presidential elections and took office on January 1, 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. Any deterioration of the political environment in Brazil could affect the confidence of investors and the general public.

The president of Brazil has the power to determine policies and issue governmental acts related to the Brazilian economy that affect the operations and financial performance of companies, including us. For example, through the CMN and the Brazilian Central Bank, the Brazilian government introduces measures to control inflation that affect liquidity, financing strategy, loan growth or even our profitability, as well as the solvency of our clients and end consumers. We cannot predict which policies the incumbent president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.

The term of office of Mr. Roberto Campos Neto, the current president of the Brazilian Central Bank, is set to conclude at the end of 2024 fiscal year. Within the scope of his responsibilities as president of Brazil, Lula will appoint a new president for the Brazilian Central Bank for a four-year term, starting in January 2025. As this position holds significant influence over monetary policy and economic regulation within the country, changes in leadership can result in shifts in policy direction. We cannot predict which policies the new president will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy and regulatory landscape.

Uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours. Any of the factors above may create political instability that could harm the Brazilian economy and, consequently, adversely affect our business.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future could harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation policies adopted to curb inflationary pressures and uncertainties regarding possible future government intervention have contributed to economic uncertainty and heightened volatility in the Brazilian economy and capital markets.

Brazil experienced inflation of 7.3%, 23.1%, 17.8%, 5.5% and (3.2)% in the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively, as measured by the General Market Price Index (Índice Geral de Preços — Mercado), or “IGP-M,” compiled by the Getulio Vargas educational foundation (Fundação Getulio Vargas), or “FGV.” Inflation projected for 2024 is 3.67% p.a., while inflation expectations for 2025 and 2026, as measured by the Focus Bulletin of February 9, 2024, are around 3.82% and 3.90%, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the CDI was unstable during the past three years, reaching 11.75% per annum as of December 31, 2023 and 13.75% and 9.25%, as of December 31, 2022 and 2021, respectively. However, future measures taken by the Brazilian government to control inflation could include higher interest rates. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. For example, in the year ended December 31, 2020, the real depreciated 29% against the U.S. dollar to an exchange rate of R$5.1967 per US$1.00. In the year ended December 31, 2021, the real depreciated 7.0% against the U.S. dollar to an exchange rate of R$5.5805 per US$1.00. In the year ended December 31, 2022, the real appreciated 7.0% against the U.S. dollar to an exchange rate of R$5.2177 per US$1.00. In the year ended December 31, 2023, the real appreciated 7.2% against the U.S. dollar to an exchange rate of R$4.8413 per US$1.00. Finally, in the three months ended March 31, 2024, the real depreciated 3.2% against the U.S. dollar to an exchange rate of R$4.9962 per US$1.00. There can be no assurance that the real will not further appreciate or depreciate against the U.S. dollar or other currencies in the future.

Depreciation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. Depreciation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside of Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Fluctuations in interest rates may harm our business.

Our operations include processing consumer transactions made using credit cards, as well as providing for the prepayment of merchants’ receivables when consumers make purchases in installments. If Brazilian interest rates increase, consumers may choose to make fewer purchases using credit cards; and fewer consumers may decide to make payments in installments if our overall financing costs require us to increase the cost of our installment payment solutions to our clients. Either of these factors could cause our business activity levels to decrease, which could materially adversely affect our financial condition and results of operations. On the other hand, if Brazilian interest rates decrease, our revenues per transaction may decrease.

In addition, increases in interest rates and our costs of funding would also increase our liquidity risk. Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing our cost of funding. Notably, interest rates in Brazil, as well as in various countries around the world, have risen in response to high inflation rates in the post-pandemic period. However, higher interest rates have not resulted in any material impact on our results. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot guarantee that we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets, which would materially adversely affect our business.

We are subject to economic and political risk, the business cycles and volatility in the overall level of consumer, business and government spending, which could negatively impact our business, financial condition and results of operations.

The industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions, including a rise in unemployment rates in Brazil, or increases in interest rates may adversely affect our financial performance by reducing the number or average purchase amount of transactions made using electronic payments and/or compromise the credit quality of our loan portfolio. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our consumers make fewer transactions or spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue.

Relatedly, to mitigate our economic risks (such as interest rates and foreign exchange), we enter into derivative contracts or other hedging instruments, which exposes us to counterparty risk. Any limitation on the trading of these derivative contracts or hedging instruments could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional consumers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could negatively impact our business, financial condition and results of operations.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, resulting in lower revenues and earnings for us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazil’s Gross Domestic Product, or “GDP,” was 2.9%, 2.9% and 4.8% in the years ended December 31, 2023, 2022 and 2021, respectively. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of securities issued by companies operating in Brazil, including the price of our Class A common shares.

The market for securities of companies operating in Brazil, including us, is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries and regions. To the extent the conditions of the global markets or economy deteriorate, the business of companies operating in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of Brazil’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to Brazilian companies and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Global markets recently recorded volatility and disruptions after the escalation of geopolitical tensions, including the beginning of the military conflict between Russia and Ukraine and the recently commenced war between Israel and Hamas. This scenario may continue to lead to disruptions in the market, including a significant volatility in the prices of raw materials, particularly oil and gas. We continue to monitor the scenario in Ukraine on a global level and assess its potential impact on our business. The intensity and the duration of the current war between Israel and Hamas are difficult to predict, as well as the economic implications of this war on our business and operations and global geopolitical instability. The reaction of investors to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In addition, globalization of capital markets has increased countries’ vulnerability to adverse events, such as economic fluctuations and recessions in other parts of the world. Crises in other countries may diminish investor’s confidence in securities of Brazilian issuers, including our common shares.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities related to companies operating in Brazil, such as our Class A common shares and may harm our business and the price of our Class A common shares.

Any downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

Following a prolonged period of stability, the rating agencies began to review Brazil’s sovereign credit rating in August 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•        Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. It subsequently downgraded the rating to BB in May 2016.

•        In January 2018, Standard & Poor’s downgraded Brazil’s sovereign debt credit rating from BB to BB-minus with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, Standard & Poor’s reaffirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB minus with a positive outlook. In December 2023, Standard & Poor’s upgraded Brazil’s sovereign debt credit rating to BB, outlook stable.

•        In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2. In May 2020, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and maintained the outlook as stable. The latest rating by Moody’s was in April 2022, reaffirming Brazil’s sovereign credit rating at Ba2 with a stable outlook.

•        In May 2020, Fitch maintained Brazil’s sovereign debt credit rating at BB- and changed its outlook to negative in the context of developments relating to the COVID-19 pandemic, which was reaffirmed in May and in December 2021. In July 2022, Fitch updated the outlook from negative to stable In July 2023, Fitch upgraded Brazil’s sovereign credit rating to BB with a stable outlook and in December 2023 it reconfirmed the stable outlook.

As of the date of this prospectus, Brazil’s sovereign credit ratings were BB- with a stable outlook, Ba2 with a stable outlook and BB with a stable outlook by Standard & Poor’s, Moody’s and Fitch, respectively, which is below investment grade.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities issued by companies with significant Brazilian operations have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future, and rules seeking to reduce consumer over-indebtedness may drive consumers and potential consumers away from our products.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs,” which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor), or “SENACON.” Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. To the extent consumers file proceedings relating to consumer rights against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

Moreover, on July 2, 2021, Brazilian Law No. 14,181, or the “Over Indebtedness Law,” created a chapter in the Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. Moreover, Decree No. 11,150 was enacted on July 26, 2022, determining a “base minimum” (“mínimo existencial”) for the prevention, treatment and conciliation of situations of over-indebtedness in consumer debt, at the rate of 25% of the minimum wage. On June 20, 2023, Decree No. 11,567 was enacted, changing the previous rate to the fixed amount of R$600.00. This new set of rules may contribute to driving consumers and potential consumers away from our products and to file complaints against us with grounds in over indebtedness situations, which could adversely impact our business, financial condition and results of operations.

Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Dutch legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Dutch laws and regulations that are applicable to Dutch public liability companies of which shares are admitted to listing on a stock exchange outside of the European Union. However, Dutch laws and regulations applicable to such Dutch public limited liability companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Dutch law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to, and intend to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700 million as of the prior June 30th and that we have been subject to the reporting requirements of the SEC for at least twelve months and have filed at least one annual report with the SEC, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

We cannot predict if investors will find our Class A common shares less attractive because we will rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and our share price may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of U.S. domestic companies.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq listing standards. Upon completion of this offering, we intend to follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

•        the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•        the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•        the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

See “Management — Foreign Private Issuer Status” for more information.

Availing ourselves of these or any other foreign private issuer exemptions now or in the future, as opposed to complying with the requirements that are applicable to U.S. domestic companies, may reduce the scope of information and protection to which you are or otherwise would be entitled as an investor under Nasdaq’s corporate governance rules.

As a “controlled company” within the meaning of the corporate governance standards of Nasdaq, we will qualify for, and may rely on, exemptions from certain corporate governance requirements. As a result, you may not have the same protections afforded to shareholders of companies that are not “controlled companies.”

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Risks Relating to Our Class A Common Shares and this Offering

There is no existing market for our Class A common shares, and we do not know whether one will develop to provide you with adequate liquidity. If our share price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A common shares. If an active trading market does not develop or is not sustained following this offering, you may have difficulty selling any of our Class A common shares that you buy. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on Nasdaq, or how liquid that market might become. The initial public offering price for the Class A common shares will be determined by negotiations between us, the selling shareholders and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common shares at prices equal to or greater than the price paid by you in this offering or at the time you would like to sell. In addition to the risks described above, the market price of our Class A common shares may be influenced by many factors, some of which are beyond our control, including:

•        the failure of financial analysts to cover our Class A common shares after this offering or changes in financial estimates by analysts;

•        actual or anticipated variations in our operating results;

•        changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A common shares or the shares of our competitors;

•        announcements by us or our competitors of significant contracts or acquisitions;

•        future sales of our shares; and

•        investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Class A common shares could be seriously harmed.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline.

Sales of substantial amounts of our Class A common shares in the public market, or the perception that these sales may occur, could cause the market price of our Class A common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our Articles of Association, we

are authorized to issue up to            shares, of which following this offering            Class B common shares will be outstanding and (1)            Class A common shares will be outstanding (assuming no exercise of the underwriters’ option to purchase additional Class A common shares) or (2)            Class A common shares will be outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). We have agreed with the underwriters, subject to certain exceptions, not to issue, offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Class A common shares.

In addition, we have adopted a restricted share plan, pursuant to which have the discretion to grant shares to eligible participants. See “Management — Long-Term Incentive Plan.” We intend to register all common shares that we may issue under our restricted share plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus, and any other applicable restrictions. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.

Under our Articles of Association, the holders of our Class B common shares are entitled to pre-emptive rights to subscribe for additional Class B common shares in the event that we issue common shares, upon the same economic terms and at the same price as Class A common shares, in order to allow them to maintain their proportional ownership interests. The exercise by the holders of our Class B common shares of pre-emptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares. For more information, see “Description of Share Capital — Pre-emptive or Similar Rights.”

Anti-takeover provisions in our Articles of Association could deter potential acquirers and make an acquisition of us difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of our common shares.

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation but applies only to companies whose shares are admitted to listing and trading on an EU regulated market. Given that the Class A common shares shall only be admitted to listing and trading on Nasdaq, these provisions are not applicable.

Our Articles of Association contain provisions that, although they do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of Class A common shares and adversely affect the market price of common shares and the voting and other rights of our shareholders. These provisions include:

•        provisions establishing a dual class share structure, not taking into consideration the conversion shares, which, for so long as Class B common shares are issued and outstanding, will allow the holders of Class B common shares to control the outcome of most corporate matters requiring shareholder approval, to the extent these resolutions do not require a qualified majority, even if the number of Class B common shares represent significantly less than a majority of the number of issued and outstanding common shares. As a result, the holders of Class B common shares could delay or prevent the approval of a change of control transaction that may otherwise be approved by the holders of our issued and outstanding Class A common shares; and

•        minimum shareholding thresholds, based on nominal value, for shareholders to call general meetings or to add items to the agenda for those meetings.

For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

The disparity in the voting rights among the classes of our shares may have a potential adverse effect on the price of our Class A common shares, and may limit or preclude your ability to influence corporate matters.

Each Class A common share will entitle its holder to one vote per Class A common share on all matters submitted to a vote of our shareholders. Each holder of our Class B common shares will be entitled to 10 votes per Class B common share.

The difference in voting rights could adversely affect the value of our Class A common shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common shares to have value. Because of the ten-to-one voting ratio between our Class B and Class A common shares, the holders of our Class B common shares collectively will continue to control a majority of the combined voting power in our general meeting and therefore be able to control all matters submitted to our shareholders so long as the Class B common shares represent at least 9.1% of all outstanding shares of our Class A and Class B common shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term. For a description of our dual class structure, see “Description of Share Capital — Voting Rights.”

In addition, our dual-class structure may result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. For example, certain index providers have imposed restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell requires new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders. Moreover, several stockholder advisory firms have announced their opposition to the use of dual-class structures. As a result, our dual-class structure may prevent the inclusion of our Class A common shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

We are incorporated under and subject to Dutch law, which may afford less protection to our shareholders than U.S. laws.

Our corporate affairs are governed by our Articles of Association and Dutch law. Dutch law may afford less protection to our shareholders than U.S. laws and may differ in some material respects from laws generally applicable to U.S. companies and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. There may be less publicly available information about us than is regularly published by or about U.S. companies.

Dutch law governing the shares of Dutch companies may not be as extensive as those in effect in the United States, and Dutch law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. See “Description of Share Capital.”

For example, neither our Articles of Association nor Dutch law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws.

All our general meetings of shareholders shall take place in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands. Shareholders may vote by proxy or in person at any general meeting.

The ability of shareholders to effect service of process or enforce civil liabilities under U.S. securities laws may be limited.

At the date of listing of the Class A common shares, PicPay Netherlands will be a public limited liability company under Dutch law and the majority of its directors and executive officers are (at that time) residents of countries other than the United States. Substantially all of our assets and the assets of some of our directors and executive officers are located outside the United States. As a result, it may not be possible for investors in the Class A common shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process (goede procesorde); (2) does not contravene public policy of the Netherlands (openbare orde); (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent they are necessary to compensate actual loss or damages. For more information, see “Enforceability of Civil Liabilities — the Netherlands.”

New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common shares immediately after this offering. Based on an assumed initial public offering price of US$            per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of March 31, 2024, if you purchase our Class A common shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$            per share in pro forma net tangible book value. As a result of this dilution, investors purchasing Class A common shares in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, results of operations and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Dutch law provides that courts at the corporate seat of the issuer have jurisdiction for certain disputes between us and our shareholders, which could limit our shareholders’ ability to bring a claim in a U.S. court for disputes with us or members of our board of directors, senior management or employees.

Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting. This may limit a shareholders’ ability to bring a claim in a U.S. court for disputes with PicPay Netherlands or members of our board of directors, senior management or other employees, which may discourage lawsuits against PicPay Netherlands and members of our board of directors, senior management or other employees. This exclusive forum does not apply to claims under the Securities Act or the Exchange Act.

Instead, our Articles of Association will provide that, unless our board of directors consents in writing to the selection of an alternative forum for the resolution of a specific complaint, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States. Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.

The preceding exclusive forum provisions described in this risk factor may increase litigation costs or limit a shareholder’s ability to bring a claim in a U.S. court for disputes with PicPay or members of our board of directors, senior management or other employees, which may discourage lawsuits against the Company and members of our board of directors, senior management and other employees. In addition, the enforceability of exclusive forum provisions in our Articles of Association is uncertain. If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares will be payable only in reais.

Substantially all of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we will not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the Brazilian real will only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not fully compensate non-Brazilian investors for any claim arising out of or related to our obligations under the Class A common shares.

There is a risk that we will be a passive foreign investment company for U.S. federal income tax purposes, and such classification could result in materially adverse U.S. federal income tax consequences for U.S. investors.

We will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of our gross income consists of “passive income” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For this purpose “passive income” generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions with exceptions for, among other things, dividends, interest, rents and royalties received from certain related companies to the extent attributable (in accordance with U.S. Treasury regulations) to non-passive income derived by such related companies, as well as for gains from sale or exchange of inventory or similar property. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation, or the “Market Capitalization,” and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as goodwill that is a non-passive asset to the extent attributable to such corporation’s non-passive income. In addition, for the PFIC asset test, cash and cash equivalents are considered passive assets. Based on certain estimates of our gross income, gross assets, the nature of our business, the expected use of the proceeds from this offering of the common shares and our anticipated Market Capitalization, it is possible that we were a PFIC in prior taxable years and may be classified as a PFIC in the current taxable year or in the foreseeable future. There can be no assurance that we will not be considered a PFIC for any taxable year because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (including goodwill), Market Capitalization and activities in those years. Because our Market Capitalization generally will be determined by reference to the aggregate value of our outstanding common shares, our PFIC status will depend in large part on the market price of the common shares, which may fluctuate significantly. If we are classified as a PFIC for any taxable year, U.S. investors may be subject to adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of common shares and certain excess distributions, and a requirement to file annual reports with the U.S. Internal Revenue Service. Prospective U.S. investors should consult their tax advisors regarding our PFIC status and the consequences to them if we were classified as a PFIC for any taxable year.

Notwithstanding the above, certain elections may be available to U.S. Holders with respect to our common shares, such as a “mark-to-market” election, which may mitigate the adverse consequences of PFIC status.

For additional information, see “Taxation — U.S. Federal Income Tax Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of            Class A common shares in this offering will be approximately US$            (or US$            million if the underwriters exercise in full their option to purchase additional Class A common shares), assuming an initial public offering price of US$            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$            per share would increase (decrease) the net proceeds to us from this offering by approximately US$            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately US$            , assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we have not entered into any agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earnings instruments.

We intend to contribute the net proceeds from this offering to our operating subsidiary PicPay Brazil in the form of one or more capital contributions. We will have broad discretion in allocating the net proceeds from this offering, including but not limited to the timing of the capital contributions.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments and Brazilian government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

Dividends and Dividend Policy

We expect to adopt a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

We have not declared or paid any dividends to our shareholders since our incorporation under Dutch law on December 27, 2023. PicS Ltd. has not declared or paid any dividends to our shareholders since its incorporation on January 18, 2021; and PicPay Brazil has not paid any dividends to its shareholders since 2015.

Under Dutch law, PicPay Netherlands may only pay dividends to the extent its equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law or by our Articles of Association and (if it concerns a distribution of profits) after adoption by the general meeting of the annual accounts from which it appears that such distribution is permitted. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the general meeting and will depend upon a number of factors as set out above.

The general meeting may decide that all or part of the remaining profits shall be added to the reserves. After such (partial) reservation, any remaining profit will be at the disposal of the general meeting.

From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.

The Class A common shares and Class B common shares have equal economic rights on distributions made by the Company. Any and all distributions on the Class A common shares and Class B common shares shall be made in such a way that on each Class A common share and Class B common share an equal amount or value will be distributed, provided that and with observance of the following order of priority:

(a)     in the event of a distribution of profits in respect of a financial year, an amount equal to 1% of the nominal value of each conversion share shall first be added to the dividend reserve maintained for the holders of conversion shares; and

(b)    following such, no further distribution shall be made on conversion shares in respect of such financial year. For further information on the taxation of dividends declared and paid by PicPay, see “Taxation — Material Dutch Tax Consequences.”

Additionally, please refer to “Risk Factors — Risks Relating to Our Business and Industry — Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from PicPay Brazil. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to the Netherlands, or if the Netherlands becomes incapable of receiving them, we may not have to do any dividend payments in the future.

Capitalization

The table below sets forth our total capitalization as of March 31, 2024, which is equivalent to the sum of our financial liabilities measured at amortized cost and our total equity, as follows:

•        PicPay Netherlands, on an actual historical basis;

•        PicPay Netherlands, as adjusted to give effect to the issuance and sale by PicPay Netherlands of the Class A common shares in this offering, and the receipt of US$            million (R$            million) in estimated net proceeds, considering an offering price of US$            million (R$            million) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional Class A common shares and placement of all offered Class A common shares).

Investors should read this table in conjunction with our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus, with the sections of this prospectus entitled “Summary Financial and Other Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the other financial information contained in this prospectus.

	As of March 31, 2024
	PicPay Netherlands		PicPay Netherlands
	Actual		As Adjusted(2)
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)
Financial liabilities measured at amortized cost	3,118.2	15,579.4
Total equity(3)	242.1	1,209.4
Total capitalization(3)(4)	3,360.3	16,216.9

____________

(1)      For convenience purposes only, amounts in reais have been translated into U.S. dollars at the selling rate as of March 31, 2024 of R$4.9962 to US$1.00, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)      As adjusted to give effect to the issuance and sale by PicPay Netherlands of the Class A common shares in this offering and the receipt of R$            million (US$            million) in estimated net proceeds, considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering, and the use of proceeds therefrom (and assuming no exercise of the underwriters’ option to purchase additional Class A common shares and placement of all offered Class A common shares).

(3)      Each US$1.00 increase (decrease) in the offering price per Class A common share would increase (decrease) our total capitalization and equity by R$            million (US$            million).

(4)      Total capitalization is equivalent to the sum of our obligations to financial liabilities measured at amortized cost and our total equity.

Dilution

Net tangible book value is defined as total assets (excluding intangible assets) less total liabilities. Net tangible book value per share is defined as net tangible book value divided by the total number of shares outstanding. As of March 31, 2024, we had a net tangible book value per share of R$            (US$            ), corresponding to net tangible book value of R$            million (US$            million), divided by            , the total number of our shares outstanding as of March 31, 2024.

After giving effect to the sale by us of the            Class A common shares offered by us in the offering, and considering an offering price of US$            per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value estimated as of March 31, 2024 would have been US$            million, representing US$            per share. This represents an immediate increase in net tangible book value of US$            per share to existing shareholders and an immediate dilution in net tangible book value of US$            per share to new investors purchasing Class A common shares in this offering. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — New investors in our Class A common shares will experience immediate and substantial book value dilution after this offering.” Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of the offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of PicPay Netherlands have the same dividend and other rights, except for voting and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in the offering.

Net tangible book value per share as of March 31, 2024	US$
Increase in net tangible book value per share attributable to existing shareholders	US$
Pro forma net tangible book value per share after the offering	US$
Dilution per Class A common share to new investors	US$
Percentage of dilution in net tangible book value per Class A common share for new investors	%

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$            per Class A common share and the dilution to investors in the offering by US$            per Class A common share.

The actual offering price per Class A common share is not based on the pro forma net tangible book value of our common shares, but will be established based through a bookbuilding process. The foregoing tables assume no exercise of the underwriters’ option to purchase additional Class A common shares.

To the extent that we grant shares to our employees under our restricted share plan or other issuances of common shares are made, there will be further dilution to new investors. The maximum aggregate number of shares that may be issued pursuant to awards under this plan is equivalent to 2% of our total capital stock immediately following this offering. See “Management — Long-Term Incentive Plan.”

Market Information

Prior to this offering, there has been no public market for our Class A common shares. We cannot assure that an active trading market will develop for our Class A common shares, or that our Class A common shares will trade in the public market subsequent to the offering at or above the initial public offering price.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprised of both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M) and buy-now-pay-later (BNPL); and

•        Financial Services:    leveraged a multi-funding financial marketplace to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, secured auto and other loans, investment products such as CDBs, person-to-business (P2B) loans, equity and fixed income funds and insurance products, including life, digital wallet, moneylender and cell phone insurance.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. Our business solutions are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, including:

•        Acquiring & Banking:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals. We intend to continue to strengthen and grow our payments solutions suite for businesses as well as offer complete business bank accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Corporate Benefits and Payroll:    solutions for employees and human resources departments, such as vouchers to employees for meals, transportation and other benefits, payroll advances and payroll accounts.

Another strategic pillar is Audiences and Ecosystem Integration. The integration of consumers and businesses is essential to increase engagement and monetization of both sides of our ecosystem. We intend to leverage our consumer base by offering complementary and monetizable products, such as phone top-ups, digital goods and partnerships with mobile network operators at the PicPay Shop. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform.

We are one of the largest digital wallet providers in Brazil in terms of consumers registered, based on data provided by the Brazilian Central Bank as of March 31, 2024, and one of the leading payment platforms in Latin America, with 36 million quarterly active consumers as of March 31, 2024, of which 20% are consumers who only opened the app during the quarter compared to 32 million quarterly active consumers as of March 31, 2023, of which 17% are consumers who only opened the app during such quarter, an increase of 12.4% year over year, and a TPV of R$89.1 billion in the three months ended March 31, 2024, compared to R$55.2 billion in the three months ended March 31, 2023, an increase of 61.4% year over year. To achieve these results, we invested heavily in marketing to build a nationally recognized brand and grow our customer base, as well as in technology to expand our portfolio of products and services, totaling R$2.6 billion in marketing and technology expenses from 2020 to 2022, which contributed to significant operating losses during these years. The average cost of acquiring a new customer, which includes performance media (such as Google and Facebook) and member-get-member (MGM) (referrals), was R$13.6 per new customer from 2020 to 2022.

Although we became more efficient, with a net income of R$37 million in 2023 compared to a net loss of R$693 million in 2022, the attractiveness of our platform to consumers and businesses depends upon several factors, including the mix of products and services available to consumers and businesses through our platform, our brand and reputation, customer experience and satisfaction, customer trust and perception of our solutions, technological innovation and products and services offered by competitors. In order to grow effectively, we must continue to offer new products and services, strengthen our existing platform, develop and improve our internal controls, create and improve our reporting systems and timely address issues as they arise. These efforts may require substantial financial expenditures, commitment of resources, development of our processes and other investments and innovations and may not result in the long-term benefits that we expect. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we may incur losses. For more information about the challenges that might impact our ability to continue to profitably grow our business, see “Risk Factors—Risks Relating to Our Business and Industry—A decline in the use of our payment platform or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations” and “— A decline in the use of credit, pre-paid or debit cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general could have a material adverse effect on our business, financial condition and results of operations.”

We enjoy strong brand recognition in Brazil, with 85% brand awareness, based on a December 2023 brand tracking study commissioned by us and conducted by Ginger, an independent boutique market research firm. We operate a two-sided ecosystem that connects our consumers, businesses and third-party affiliate partners, and our mission is to develop a marketplace to democratize access to financial services for everyone.

As of March 31, 2024, 24 million of our consumers had an outstanding balance in their PicPay digital wallets, corresponding to R$13 billion in deposits, compared to 22 million consumers with deposits representing R$10 billion as of March 31, 2023. Cash-in totaled R$82 billion in the three months ended March 31, 2024, compared to R$47 billion in the three months ended March 31, 2023, representing an increase of 76% period-over-period. As of March 31, 2024, approximately 896,000 active businesses accepted PicPay’s payments network, corresponding to a Merchant Acquiring TPV of R$8 billion in the three months ended March 31, 2024, compared to R$6 billion in the three months ended March 31, 2023, representing an increase of 48% period-over-period. In the three months ended March 31, 2024, revenues generated from our small and medium-sized businesses business line totaled R$26.6 million of our total revenue and financial income, as compared to R$30.1 million in the three months ended March 31, 2023, representing a decrease of 12% period-over-period.

As of December 31, 2023, 24 million of our consumers had an outstanding balance in their PicPay digital wallets, corresponding to R$13 billion in deposits, compared to 22 million consumers with deposits representing R$10 billion as of December 31, 2022. Cash-in totaled R$245 billion in 2023, compared to R$154 billion in 2022, representing an increase of 59% year-over-year. As of December 31, 2023, approximately 956,000 active businesses accepted PicPay’s payments network, corresponding to a Merchant Acquiring TPV of R$29 billion in 2023, compared to R$8 billion in 2022, representing an increase of 283% year-over-year. In 2023, revenues generated from our small and medium-sized businesses business line totaled R$169.1 million of our total revenue and financial income, as compared to R$122.0 million in 2022, representing an expansion of 39% year-over-year.

The graphics below highlight certain of our operating achievements:

1Q2024

____________

(1)      Consumers who opened the PicPay app and/or made at least one financial transaction and/or that held deposits in their digital wallet in the first quarter of 2024 (including those that voluntarily closed their accounts in that quarter).

(2)      Number of consumers with deposits on March 31, 2024.

(3)      Deposits held by consumers on March 31, 2024.

Unit standard: M (million); B (billion).

2023

____________

(1)      Consumers who opened the PicPay app and/or made at least one financial transaction and/or that held deposits in their digital wallet in the fourth quarter of 2023 (including those that voluntarily closed their accounts in that quarter).

(2)      Number of consumers with deposits on December 31, 2023.

(3)      Deposits held by consumers on December 31, 2023.

Unit standard: M (million); B (billion).

At its core, PicPay is a two-sided ecosystem that creates a bridge between both consumers and businesses. Our platform enables consumers to effect payments, invest and leverage a broad array of essential financial services, all in a single app. We simultaneously support businesses with payment acceptance services and other essential financial solutions, such as a complete digital account and the prepayment of their receivables.

Through our unique two-sided open platform, we provide value to our consumers and businesses in a variety of ways:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial products, such as cards, loans, insurance and investments, as well as non-financial services, including gift cards, transportation or mobile phone recharges (top-ups), online shopping and more.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services (such as credit, insurance and investment products), allowing them to benefit from the significant data that we have collected to provide more relevant and customized offerings targeted at the individual consumer’s needs.

Connecting consumers and businesses enables us to offer a unique end-to-end product experience with a wide range of financial and non-financial services in-app, while gaining valuable insights into consumer behavior. The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform.

In order to remain competitive, we are constantly involved in projects to develop new products and services. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of consumer adoption. If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or increase the number of consumers or businesses using our platform, which could reduce the attractiveness of our platform to other consumers and businesses, materially and adversely affecting our business, results of operations, financial condition and future prospects.

Additionally, following this offering, J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares. Accordingly, our ultimate controlling shareholders will control approximately           % of the voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. As a result, our ultimate controlling shareholders will have the ability to control matters submitted to a vote of shareholders; elect a substantial majority of the members of our board of directors; and exercise overall control over us. See “Risk Factors — Risks Relating to Our Business and Industry — Our ultimate controlling shareholders are expected to have influence over the conduct of our business and may have interests that are different from yours.”

Consumer Ecosystem Operating and Financial Highlights

Digital Wallet

As of March 31, 2024, we had 36 million active consumers, of which 20% are consumers who only opened the app during the quarter, compared to 32 million active consumers as of March 31, 2023, of which 17% are consumers who only opened the app during such quarter, an increase of 12% year-over-year. As of March 31, 2024, we had 24 million consumers with deposits, compared to 22 million consumers with deposits as of March 31, 2023, representing an increase of 9% year over year. The deposits held by consumers in our ecosystem totaled R$13 billion as of March 31, 2024, representing an increase of 37% from R$10 billion as of March 31, 2023.

Digital Wallet Monetization Model

Our open platform approach enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods in our PicPay Shop, among others) in a single payment or in installments. For the three months ended March 31, 2024, our PicPay-branded credit card represented 14% of the total credit card TPV captured in our digital wallet. Moreover, our digital wallet model is primarily fee based and asset-light, i.e., we only assume credit and underwriting risk if these transactions are sourced by our PicPay-branded credit card following the transfer to us of the Banco Original credit card portfolio, concluded in January 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “— Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Our digital wallet is mainly monetized when P2P, Pix, and bill payment transactions are sourced by credit cards. Transaction fees through credit cards charged from the payer can vary from 3.49% up to 5.49% of the transaction amount (which we recognize as “net revenue from payment transaction activities and other services” in our statement of profit or loss), while our installment fees (which we recognize as “financial income” in our statement of profit or loss) can vary from 3.99% up to 5.49% per month of the transaction amount. We receive the total amount charged to the consumer’s credit card already net of interchange fees and the merchant discount rate from the merchant acquirer involved in the transaction, as illustrated in the chart below. We do not receive fees from merchants in transactions paid with credit cards in our wallet unless the receiver is a merchant affiliated to the PicPay network, in which case we charge a merchant discount rate based on the payment volume. In the scenario illustrated in the chart below, the utility company is the receiver, so we do not charge a merchant discount rate from such company. P2P (closed-loop) and Pix transactions (either for amounts transferred within our ecosystem or amounts that are transferred outside our ecosystem) funded by balances held in our digital wallets are free of charge. For more information about instant payment monetization, see “— Instant Payments (P2P and Pix)” below.

Brazilians often finance their consumption through installment payments, due to several specific and cultural factors. In our platform, we offer a wide range of payment methods aiming to facilitate how our consumers will pay for their transactions. We enable consumers to pay several types of digital wallet transactions in up to twelve installments through their credit card. In Brazil, differently from some other countries, the credit card settlement period is approximately 30 days. This means that in order to pay instantly our P2P, P2M, and bill payment transactions when sourced by credit cards and installments, we, as the intermediary of the payment transaction, prepay the credit card receivables and monetize by charging a take rate to cover prepayment costs.

The graphic below provides one example of our digital wallet monetization model:

In this example, we illustrate a scenario of using a credit card registered on file as a source of funding a bill payment in monthly installments:

•        on the bill’s due date (D+0), a consumer uses a credit card on file in their digital wallet to pay a utility bill of R$500.0 in ten monthly installments.

•        on the same date, PicPay pays the total amount of R$500.0 to the utility company at no cost, and PicPay charges the consumer’s credit card R$609.23, which consists of a 3.99% transaction fee over the amount of the bill (R$19.95) plus an installment fee of 2.99% per installment over the amount of the bill plus the transaction fee, as amortized (R$89.28 for ten installments). As a result, the total cost for the consumer is R$609.23, payable in 10 installments of R$60.92 per installment); and

•        once the consumer makes a monthly installment payment of R$60.92 on its credit card (typically beginning at D+26), the consumer’s credit card issuing bank pays that amount to the merchant acquirer, minus the interchange fee payable to the issuing bank, and the merchant acquirer pays PicPay the installment fee net of merchant discount rate (MDR).

As shown in the chart below, our Digital Wallet TPV, which includes instant payments (P2P and Pix), bill payments and other products, totaled R$78.6 billion for the three months ended March 31, 2024, an increase of 65% when compared to the corresponding quarter in 2023. For 2023, our Digital Wallet TPV totaled R$235.5 billion, an increase of 42% when compared to 2022. 90% of our Digital Wallet TPV in the first quarter of 2024 and 88% of our Digital Wallet TPV in the year ended 2023 was derived from P2P and Pix payments, with the remainder derived from bill payments and other products. Our Digital Wallet TPV grew at a CAGR of 148% from R$6.2 billion in the year ended December 31, 2019, to R$235.5 billion in the year ended December 31, 2023.

Digital Wallet TPV
(R$ million)

+65%
47,566
12%
1%
86%
78,603
8%
2%
90%
+42%
165,435
2%
15%
83%
235,504
1%
10%
88%
1Q23
1Q24
2022
2023
Instant Payments
Bills
Others(1)

____________

(1)      Others refer to cash-out products such as cash withdrawal, wire transfers, withdrawal with debit cards, and international remittance exchange.

For the three months ended March 31, 2024, our Wallet and Banking Revenue and Financial Income totaled R$698.3 million of which 78% was financial income related to transactions (P2P, Pix and bill payments) paid in installments by our consumers.

Instant Payments (P2P and Pix)

We were a pioneer when we began to offer instant payments ten years ago in P2P transactions exclusively between PicPay accounts. In-app transactions were effected instantly and at no cost to consumers 24 hours a day and seven days a week. Over time, we enabled our consumers to register on file credit cards to finance P2P transactions in multiple installments, enabling us to monetize these transactions.

Because P2P transactions have been our primary offering and value proposition since we began operating, we believe we were very well prepared to capture the benefits of Pix, a payment method developed and introduced by the Brazilian Central Bank in 2020 that allows consumers to send and receive payments instantaneously among banks and other digital wallets. The interoperability offered by Pix with institutions operating in the Brazilian financial system allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

All instant payment transactions (Pix and P2P) when sourced from a consumer’s account balance are free of charge to the consumer, whether for amounts transferred within or outside our ecosystem. We monetize our digital wallet when these transactions are sourced by credit cards, as mentioned above under “— Digital Wallet Monetization Model.”

We believe that the introduction of Pix has been a positive addition to our platform, mainly due to:

•        the increased number of individuals that have been able to effect digital payments for the first time given that Pix is free of charge (as of March 31, 2024, more than 35 million consumers have a Pix-registered key (i.e., a unique identifier) on PicPay);

•        improved and frictionless experience in onboarding clients versus traditional means such as wire transfers and bank slips (boleto) (in the first quarter of 2024, Pix accounted for more than 97% of total cash transfers into our platform (i.e., cash-in);

•        increased engagement and cross-selling opportunities, with consumers who transfer cash into our platform through Pix (spending, on average, 2.4x more and executing 8.3x more transactions than other consumers during the first quarter of 2024); and

•        potential monetization opportunities arising from new products that use Pix infrastructure, including Pix/credit card functionalities and Pix installment payments (Pix Credit) launched in October 2021, enabling our consumer and business customers to finance their Pix transactions in multiple installments through any credit card registered on our app.

Pix Credit was a key product that contributed to the increased monetization of our digital wallet since its inception. We have been highly encouraged by the performance of Pix Credit, which continues to scale and gain momentum within our consumer base. As shown in the chart below, for the three months ended March 31, 2024, the total Pix Credit TPV achieved R$3.7 billion, an increase of 68% when compared to the corresponding period in 2023. For the full year 2023, we reported a 99% year-over-year increase in Pix Credit TPV to R$11.6 billion, compared to R$5.9 billion in 2022. Since the fourth quarter of 2021, when we launched this product, until March 31, 2024, Pix Credit TPV totaled R$21 billion. We intend to continue to capture the benefits from the Pix infrastructure, which we believe will further increase our opportunities to cross-sell additional products and services.

Pix Credit TPV
(R$ million)

For the month of March 2024, according to Brazilian Central Bank information, our Pix market share in terms of number of transactions was 11.0%. Our market share in number of transactions increased more than 130 basis points, from 9.3% in December 2022 to 10.6% in December 2023. In addition, the Brazilian Central Bank reported that our market share based on the total Pix payments volume was 3.1% during March 2024. In addition, as of March 31, 2024, we had 38.2 million consumers with a registered Pix key in our app, which represented an increase of 62.1% when compared to 24.0 million consumers with a registered Pix key in our app as of March 31, 2023. Moreover, we had more than 65 million registered Pix keys in our app as of March 31, 2024, an increase of 45.4% when compared to March 31, 2023.

Our market share taking into consideration Pix user coverage (i.e., unique users whose PicPay account was either the originating or destination account in a Pix transaction) totaled 23.6% in March 2024. Market share is calculated based on the total number of consumers with a Pix key registered on the PicPay app at the end of a given month (38.2 million consumers with a registered Pix key in our app as of March 31, 2024) divided by the total number of unique users with a Pix key registered with the Brazilian Central Bank’s Directory of Transactional Account Identifiers (DICT) at the end of such month, which totaled 162.0 million users on March 31, 2024.

The following graphic presents the evolution of our market share in terms of consumers with registered keys, number of transactions and TPV in each month from December 2022 to March 2024:

Pix Market Share

(%)

____________

Source:   Brazilian Central Bank.

Financial Services

We operate our financial marketplace through a multi-funding model, focusing on the distribution of products and services from third-party partners, without assuming any credit or underwriting risk. Through our financial marketplace, we are also focused on the distribution of our own financial products, including our PicPay credit card and personal loans, which enhances our consumers’ experience and increases our consumers’ engagement.

Through September 2023, all loans we originated for our consumers were “off-balance,” and financed by other partners connected to our platform (i.e., we acted as an agent for other financial services providers). For the distribution of loans from third-party partners in our financial marketplace, we receive an origination fee plus a success fee for each monthly payment. From October 2023, we also began to originate personal loans “on-balance” for selected consumers who meet our credit criteria, capturing interest income from our proprietary credit origination.

Until December 2023, Banco Original was the issuing bank of our PicPay Card and responsible for establishing all credit card limits. For transactions made with our PicPay Card, we received a certain percentage of the interchange fee that Banco Original, as issuing bank, received from merchant acquirers as a result of an agreement with Banco Original. However, from January 2024, PicPay became the sole issuer of its credit card, establishing credit card limits and capturing the full interchange and interest income from this product.

Our strategy to originate and underwrite credit “on-balance” is focused on: (1) selected products that are core for engagement and essential for building consumer loyalty, such as PicPay Card and personal loans; and (2) collateralized products such as payroll and FGTS loans, which were fully originated “off-balance” until September 30, 2023.

Our multi-funding model allows us to increase monetization because we do not rely only on our partners to originate credit, taking advantage of our rich consumer database that we collect through transactions within our ecosystem and from Open Finance consents given by our consumers to offer credit to those consumers who meet our credit criteria. We benefit from an artificial intelligence-driven model and significant use of machine learning to provide offerings with a personalized approach targeted to our consumers’ needs. Given our large active consumer base, we have been able to develop a credit activity database based on the daily payment history of our consumers. We also generate consumer credit scores based on a proprietary algorithm.

With respect to our unsecured credit products, such as PicPay credit cards and personal loans, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to our consumers. We divide our unsecured credit origination strategy in two main groups. The first group takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transactional information gathered from our wallet and Open Finance. For these selected consumers, we are willing to accelerate the offering of credit products given their lower risk of default. With respect to the second group, which comprises consumers with limited available behavioral data, we adopt a much more conservative approach, focusing on small progressive limits, which can increase as the consumer make timely payments and increases engagement with PicPay.

In February 2023, we acquired BX Blue, a Brazilian fintech specialized in offering payroll loans to public sector employees through its fully digital financial marketplace. Through this acquisition, we aim to broaden our financial ecosystem by expanding the financial products we offer to our consumer base, with additional exposure to collateralized products.

PicPay Card

As we evolved our strategy from a digital wallet to a broader platform, we realized that issuing our own cards would be important for consumer engagement as well as for driving consumer loyalty, growth and profitability in our ecosystem.

We launched our PicPay Cards (for both credit and debit cards) in late 2020, relying on Banco Original to fund our consumers’ credit limits. Over time, we realized that this was a critical product, given that cards are intrinsic to our consumers’ financial experience and the most important product consumers use in interacting with their primary financial institutions, meaning it was critical to efficiently manage the relationship between our consumers and our funding partner/collectors.

Hence, in conjunction with the full transfer of Banco Original’s retail segment operations into our business, we decided to fully internalize our PicPay credit card operations, including origination, underwriting, collection and consumer support. PicPay credit card portfolio was subsequently transferred from Banco Original to us in January 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

We anticipate increasing the distribution of our secured cards, which are backed by investments in PicPay CDBs as collateral, as well as unsecured cards that we will offer initially to the most mature, engaged and active consumers on our platform, permitting these consumers to have authorized limits that increase as they demonstrate good credit behavior over time. In the fourth quarter of 2023, we distributed more than one million cards, on average, per month during the period, of which 86% were secured cards. Additionally, we are diversifying our card portfolio, offering PicPay Black and Platinum cards with superior rewards and benefits, and PicPay Cards embedded into Apple, Samsung and Google wallets.

Additionally, we are also originating unsecured credit. For credit cards and other unsecured loans in general, we have adopted a strategy based on consumer behavioral data captured by our credit models to determine how we will proceed when granting new loans or expanding credit card limits to them. We divide our unsecured credit origination strategy in two main groups. The first one takes into consideration higher quality credit information that we can capture through the analysis of consumer behavior based on transaction information gathered from our wallet and Open Finance. For these selected consumers we are willing to accelerate the offering of credit products given their lower risk of default. For the second group, which considers consumers with limited available behavioral data, we adopted a much more conservative approach by focusing on small progressive limits, which can increase as the consumer pays on time and increases engagement with PicPay.

We intend to continue to operate an open platform that allows consumers to use cards they obtained from other issuers in our app while we increase the use of PicPay Cards in our own ecosystem. For the three months ended March 31, 2024, PicPay Cards represented 14% of the total TPV from credit cards within our entire ecosystem, which refers to our own credit cards sourcing in-app transactions like P2P, Pix, bill payments and purchases at the PicPay shop. For the year ended December 31, 2023, PicPay Cards represented 10% of the total TPV from credit cards within our entire ecosystem

As illustrated in the graphic below, PicPay Cards, including credit and debit cards (with respect to both online and offline usage), are fundamental to driving increased engagement, growth and profitability in our ecosystem, the increased use of our digital wallet, transactions with affiliated sellers or on the PicPay Shop and the purchase of insurance and subscription services available on our app. In addition, we anticipate that our own cards will be used outside the PicPay ecosystem, allowing them to be used to make in-store purchases from third party sellers at any POS terminal or on any online store.

As of March 31, 2024, we had distributed 24.8 million cards, and the TPV of our PicPay Cards totaled R$7.6 billion for the three months ended March 31, 2024, an increase of 45% compared to the corresponding period in 2023. From December 31, 2021 to December 31, 2023, we distributed 10.4 million new PicPay combo cards (cartões múltiplos), which are both debit and credit cards, increasing the total number of cards distributed from 12.8 million as of December 31, 2021 to 23.2 million as of December 31, 2023. For 2023, the TPV of our PicPay Cards totaled R$23.9 billion, an increase of 13% compared to 2022. Since 2021, when our PicPay Card TPV totaled R$7.6 billion, there was an expansion of more than three times.

The chart below illustrates the importance of issuing and increasing the penetration of our own cards in app, in driving growth and profitability, and demonstrating that consumers who hold a PicPay Card are usually more engaged and tend to spend more within our digital wallet when compared to other users. PicPay Card consumers (defined as consumers who hold and transact with the PicPay Card in addition to their deposits or a third-party credit card registered on file) spend 1.5x more than other PicPay consumers (defined as PicPay consumers who only use a third-party credit card or deposits, excluding those consumers who hold a PicPay Card). We will now benefit from increased penetration through the interchange and interest, as well as be exposed to increased credit risk.

Average Quarterly Spending of PicPay Card Consumers vs. Other Consumers Since Launch
(R$/consumer)

We also have observed a higher contribution margin from PicPay Card consumers over time when compared to other users. The chart below shows that the cumulative contribution margin (profit generated after deducting costs incurred from transactions on a cumulative basis) from PicPay Card consumers has increased over time compared to consumers without a PicPay card.

Cumulative Contribution Margin of PicPay Card

Consumers vs. Other Consumers Since Launch

(R$/consumer)

Credit card portfolio

Our credit card portfolio totaled R$2.2 billion as of March 31, 2024, with secured cards representing 9% of our total credit card portfolio. Credit card NPL 15 to 90 days past due reached 5.9% as of March 31, 2024. As of March 31, 2024, we did not have material amounts of credit card NPL over 90 days past due.

Loans

During the three months ended March 31, 2024, total own and third-party loans originated in our app totaled R$1,119 million, an increase of 228% compared to the corresponding period in 2023, in which total own and third-party loans originated in our app totaled R$341 million. During the three months ended March 31, 2024, FGTS loans originated totaled R$685 million, compared to R$252 million FGTS loans originated during the three months ended March 31, 2023. During the year ended December 31, 2023, own and third-party loans originated in our app totaled R$2,195 million, of which R$1,303 million were FGTS loans, as compared to R$1,399 million own and third-party loans originated in our app during the year ended December 31, 2022, of which R$352 million were FGTS loans. For the three months ended December 31, 2023, we originated R$796 million of own and third-party loans, of which 69% were secured loans.

The loans we originate include personal loans, FGTS loans, public payroll loans, P2P lending and auto-secured loans. Prior to October 2023, all of the loans originated in our financial marketplace were “off-balance” and financed by other partners connected in our platform (i.e., we acted as an agent for other financial services providers). Beginning in October 2023, we began to originate personal, public payroll loans, and FGTS loans “on-balance” for certain consumers who meet our credit performance criteria.

The chart below sets forth the evolution of our own and third-party loan originations for the periods indicated:

Own and Third-Party Loan Originations(1)
(R$ million)

____________

(1)      Other loans include public payroll loans, auto-secured loans, BNPL and P2PL.

Own Loan Portfolio

Our own loans portfolio totaled R$1.5 billion as of March 31, 2024, an increase of 163% compared to December 31, 2023. We have been accelerating the pace of our own loan originations, particularly focusing on secured loans. such as payroll loans and FGTS loans. Secured loans represented 71% of our total loan portfolio balance as of March 31, 2024, compared to 65% as of December 31, 2023.

Own Loan Portfolio(1)
(R$ million)

____________

Note: (1) These balances are as of March 31, 2024 and as of December 31, 2023.

Own loan portfolio NPL 15 to 90 days past due reached 2.4% as of March 31, 2024, compared to 1.6% as of December 31, 2023. As of March 31, 2024, we did not have material amounts of loan portfolio NPL over 90 days past due.

NPL 15-90 days past due
(in %)

Total Own Credit Portfolio

As of October 2023, we started to originate loan products through our own balance sheet. Since then, including the effects of the transfer of the Banco Original credit card portfolio, we observed a substantial increase in our credit portfolio (gross consumer loans (before the credit loss allowance)), which ended as of March 31, 2024 with R$3.7 billion, more than 6 times the total observed as of December 31, 2023, which also includes the transfer of the Banco Original credit card portfolio. Credit cards represented 60% of our total gross credit portfolio and personal loans represented the remaining 40% as of March 31, 2024. In addition, as of March 31, 2024, 34% of our total credit portfolio is related to secured loans and that representativeness was impacted by the full migration of our credit card portfolio in January 2024. Prior to the full migration, as of December 31, 2023, 65% of our total credit portfolio was composed of secured loans coming especially from FGTS loans and public payroll loans.

The chart below presents the quarterly evolution of our credit portfolio:

Total Own Credit Portfolio
(R$ million)

+552%
3,722
60%
40%
571
100%
4Q23
1Q24
Cards
Loans

+552%
3,722
66%
34%
571
35%
65%
4Q23
1Q24
Unsecured
Secured

The chart below presents our delinquency regarding defaults between 15 to 90 days past due. Such increase was mainly due to the entrance of our credit card portfolio in January 2024.

NPL 15-90 days past due
(%)

Financial Services Monetization Model

We monetize our financial marketplace through:

•        interchange fees and interest paid on our cards;

•        distribution and success fees from credit origination through third-party partners;

•        interest income from proprietary credit origination; and

•        fees from the distribution of other financial products, such as insurance.

Business Ecosystem Operating Highlights

Acquiring & Banking

To strengthen our two-sided platform, we introduced key projects in 2023 targeted at our business customers. This initiative began with the full migration of our own merchant acquiring platform, enabling us to operate as a full merchant acquirer in order to capture, process and settle all card transactions effected in-app. This migration eliminated our reliance on other acquirers and has enabled us to mitigate certain upfront costs, such as the merchant discount rates charged by acquirers, generating cost efficiencies and gross margin gains.

As of March 31, 2024, approximately 896,000 active businesses accepted PicPay’s payments network. Our total TPV related to our business ecosystem, or “Merchant Acquiring TPV,” considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix and bill payments), which are processed by our merchant acquiring platform. Merchant Acquiring TPV is an important measure of the value of payments successfully processed through our merchant acquiring platform as well as the volume captured through other PicPay payment solutions for businesses, such as QR Code, e-wallet and Pix. Merchant Acquiring TPV was R$8.2 billion during the three months ended March 31, 2024, an increase of 48% compared to the corresponding period in 2023. For 2023, our Merchant Acquiring TPV was R$29 billion, almost four times the Merchant Acquiring TPV we generated in 2022. Our market share as of March 31, 2024 corresponded to 0.85% of the total acquiring market volume, according to data from ABECS.

Merchant Acquiring TPV

(R$ million)

+48%
5,578
8,233
+283%
7,582
29,044
1Q23
1Q24
2022
2023

The average monthly revenue per monthly active business was R$54 in the three months ended March 31, 2024, compared to R$39 in the three months ended March 31, 2023, an increase of 39% year over year, as a result of the increased number of individuals using PicPay to make payments to merchants, as well as the recent launch of PicPay’s physical hand-held payment devices. Our average cost of acquiring a new merchant, which considers performance media expenses, was R$10.7 per new merchant in the three months ended March 31, 2024, compared to R$28.0 per new merchant in the three months ended March 31, 2023, a decrease as a result of reduction in advertising as word-of-mouth indications and overall market recognition of PicPay has increased.

We believe we can continue to grow our Merchant Acquiring TPV given our multi-pronged go-to-market strategy which includes improving the consumer experience using our e-wallet and expanding our partnerships with online sellers and platforms and increasing our market share through the acquisition of online and offline services to offer a broader range of products (including existing products such as QR Code and Pix). Another key strategy is to leverage our two-sided ecosystem by connecting our 36 million active users to both online and offline sellers, taking advantage of our knowledge of their transactional behavior and geolocation as well as AI to target and offer optimized promotions and campaigns.

We monetize our business ecosystem by charging a merchant discount rate (MDR) to merchants accepting our payments solutions.

Audiences and Ecosystem Integration Operating Highlights

We reach a vast audience of 36 million consumers who interact with our app, whether through conducting day-to-day payments or accessing financial products and services offered within our ecosystem, of which 20% opened the app and took no further actions.

Regarding our audiences, which includes both consumers and businesses, we intend to leverage our consumer base by offering complementary and monetizable products at our PicPay Shop, such as phone top-ups, digital goods and partnerships with mobile network operators. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform.

We intend to focus on creating more customer recurrency and engagement, empowering our two-sided ecosystem and building a virtuous value cycle for both consumers and businesses (online and offline), who are drawn to our platform’s convenience.

PicPay Shop

We monetize the PicPay Shop by charging take rates from online sellers to accept in-app purchases from our consumers.

For the three months ended March 31, 2024, we generated R$394 million of GMV through the PicPay Shop, and we had 359 active sellers on our platform as of March 31, 2024.

Consolidated Financial Highlights

Our total revenue and financial income for the three months ended March 31, 2024 totaled R$1,137 million, an increase of 46% compared to R$778 million for the three months ended March 31, 2023. For the year ended December 31, 2023, our total revenue and financial income was R$3,459 million, an increase of 18% compared to R$2,935 million for the year ended December 31, 2022. Our total revenue and financial income grew at a CAGR of 74%, from R$1,145 million in 2021 to R$3,459 million in 2023.

Total revenue and financial income
(R$ million)

Gross Profit Before Financial Expenses, a non-IFRS measure, for the three months ended March 31, 2024 totaled R$831 million, an increase of 31% compared to R$635 million for the three months ended March 31, 2023. For the year ended December 31, 2023, Gross Profit Before Financial Expenses was R$2,489 million, an increase of 14% compared to R$2,179 million for the year ended December 31, 2022. Gross Profit Before Financial Expenses grew at a CAGR of 109% from R$572 million in 2021 to R$2,489 million in 2023.

Gross Profit Before Financial Expenses
(R$ million)

YoY growth
+31%
635
831
1Q23
1Q24
CAGR21-23
+109%
572
2,489
2021
2023

For the three months ended March 31, 2024, our profit before income taxes was R$51 million, an increase of 949% compared to R$5 million for the three months ended March 31, 2023. For the year ended December 31, 2023, our profit before income taxes was R$2 million compared to a loss before income taxes of R$699 million and R$1,901 million for the years ended December 31, 2022 and 2021, respectively.

Profit (loss) before income taxes
(R$ million)

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, we present these additional business metrics to assist investors to better understand our business and how it operates. For more information about our key business metrics, see “Presentation of Financial and Other Information — Key Performance Indicators.”

For more information about certain other operational metrics applicable to our business, see “Our Unit Economics.”

	As of and for the three months ended March 31,		As of and for the year ended December 31,
	2024	2023	2023	2022
Consolidated
Number of active consumers (in millions)	36.1	32.2	34.7	32.0
Deposits (R$ million)	13,364	9,614	13,038	9,940
Number of consumers with deposits (in millions)	24.3	22.3	23.5	22.2
Total payment volume (TPV) (R$ million)(1)	89,122	55,225	271,164	196,829
Total cash-in (R$ million)	82,303	46,851	244,651	154,204
Quarterly average revenue per active consumer (R$)(2)	32.1	24.3	25.9	24.7
Quarterly average cost to serve per active consumer (R$)(3)	18.1	14.1	14.4	18.5
Digital Wallet
Digital Wallet TPV (R$ million)	78,603	47,566	235,504	165,435
Financial Marketplace
PicPay Card TPV (R$ million)	7,588	5,238	23,944	21,190
Own and Third-Party Loan Originations (R$ million)	1,119	341	2,195	1,400
Merchant Acquiring
Merchant Acquiring TPV (R$ million)	8,233	5,578	29,044	7,582

____________

(1)      The sum of Digital Wallet TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is greater than Total TPV due to transactions that are counted in more than one category of TPV. To calculate Total TPV, the sum of Digital Wallet TPV, PicPay Card TPV, PicPay Shop GMV, and Merchant Acquiring TPV is adjusted to eliminate multiple entries.

(2)      Quarterly average revenue per active consumer for the years ended December 31, 2023 and 2022 is, in each case, the sum of the total revenue and financial income in the last twelve months divided by four and then divided by the average number of active consumers during the period (average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period).

(3)      Quarterly average cost to serve per active consumer for the years ended December 31, 2023 and 2022 is, in each case, the sum of the total cost to serve in the last twelve months divided by four and then divided by the average number of active consumers during the period (average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period).

Principal Factors Affecting our Financial Condition and Results of Operations

We believe our operating and business performance is driven by various internal and external factors.

The most significant internal factors include:

•        our ability to attract and retain active consumers and businesses;

•        the adoption of our services, the volume of our ecosystem and the network effect;

•        our prices and mix of revenues; and

•        our costs and expenses.

The most significant external factors include:

•        the Brazilian macroeconomic environment; and

•        the Brazilian regulatory environment.

Our ability to attract and retain active consumers and businesses

Consumers are attracted to our platform by the convenience of financial and non-financial products and services that we offer in our ecosystem. Our consumers are the foundation of our business, and we are focused on growing their numbers and retaining them. Our revenues are driven by the number of consumers who are engaged with our platform, the number of products and services each consumer adopts and the aggregate volume and amount of transactions per consumer across our range of financial and non-financial products and services.

We believe our capacity to connect the demand of over 36 million active consumers to a diverse range of products and services offered by hundreds of thousands of merchants across various market segments helps to attract and retain retail customers over time. In addition, we offer a wide range of acceptance solutions. From transactions via QR Code and Pix to payment link, e-commerce captured through our online payment checkout (e-wallet) directly integrated with the consumers’ PicPay wallet and point-of-sale terminals owned by third-party merchant acquirer partners, PicPay caters to the needs of diverse businesses.

To further support businesses, our solutions also include banking services and own and third-party loan products, such as prepayment of receivables and working capital loans. These offerings aim to streamline and expand retailers’ businesses, making us an essential partner, especially for micro, small, and medium-sized businesses. With a comprehensive and innovative approach, PicPay positions itself as a key partner for the business ecosystem.

We expect continued growth in active consumers and businesses driven by the high-quality experiences we provide when they use our products and services, the result of which we believe is high affinity with our brand.

The adoption of our services, the volume of our ecosystem and network effect

We benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low cost and resulting in higher engagement and retention. We believe that the two-sided nature of our ecosystem reinforces the growth of each side of the ecosystem, building a self-sustaining cycle of value for both consumers and businesses, which are drawn to our platform’s convenience. We believe that as more consumers join our platform, more businesses and third-party financial institutions will be incentivized to come onboard, which will attract even more consumers. Furthermore, we believe that our social network drives user engagement by allowing consumers to connect, interact and transact with friends, families and businesses. We believe that this cycle reinforces the flywheel effect: as more consumers join the social network, the network becomes increasingly valuable to participants who are motivated to bring their contacts into the ecosystem.

Our prices and mix of revenues

We believe that we have a diverse product portfolio that we monetize through a variety of fees, commissions, and financial income.

•        Digital wallet:    fees, other commissions and financial income. For the three months ended March 31, 2024 and the year ended December 31, 2023, our Wallet and Banking Revenue and Financial Income accounted for 61.3% and 81.9% of our total revenue and financial income, respectively.

•        Financial services for consumers:    financial income and commissions paid by partners that compensate us for our ability to generate incremental sales for these partners, such as loan origination, investments and insurance sales, interchange and interest from our cards, and interest income from proprietary credit origination.

•        Acquiring & Banking and corporate benefits and payroll:    MDR fees paid by businesses that use PicPay as a payment acceptance method and interchange fees for transactions with our corporate benefits card; and

•        Audiences and ecosystem integration:    commissions paid by partners to compensate us for generating incremental sales for them at PicPay Shop and impression fees for our Ads solution.

Our fees and commissions are tailored for each type of transaction, taking into consideration the product, the source of funds (i.e. balance held by consumers in their digital wallet or credit card payments), the number and amount of installment payments and other variables.

As part of our business positioning, transactions generate revenue that vary according to the fee percentage applied to the transaction value. Accordingly, our results are affected by our pricing policies, our mix of revenues and transaction volume.

Our Costs and Expenses

Through our ecosystem, we are focused on generating high transaction volume with healthy unitary margins. As such, our ability to control our costs and expenses directly affects our results. Our primary expenses are:

•        cost of sales and services:    we incur these non-discretionary costs in order to provide our products and services, including direct costs and personnel expenses related to our operating and technology team. The primary components of our cost of sales and services are processing fees, technology expenses, risk prevention services, personnel expenses and card issuance expenses. We constantly review these costs in order to identify and capture opportunities to create additional efficiencies;

•        selling expenses:    these expenses are directly related to our growth rate. We incur the majority of these expenses in respect of performance marketing, advertising and marketing, incentives (through which we offer consumers a promotional amount to transact free-of-charge within our platform), and investing in the development of AI algorithms to increase the efficiency and reduce the cost of consumer acquisition and engagement. As selling and marketing expenses are discretionary, we can manage total spending levels and adjust them according to our business needs;

•        financial expenses:    our financial expenses include advance costs (costs we record when we request the advanced payment of receivables from acquirers discounted to present value); consumer balance remuneration (remuneration we pay to consumers on balances held in their digital wallets or digital piggy banks); CDBs; lease interest (interest we pay on installments under our property rental agreements); taxes on financial transactions; default interest (interest paid on late payments to our suppliers); and bank fees (including transfer fees we pay in connection with payments to our suppliers); and

•        administrative expenses:    we incur administrative expenses in connection with our business support operations. These expenses generally include personal expenses, administrative expenses such as facilities costs, travel, consulting, depreciation and amortization, among others.

•        credit loss allowance expenses:    include losses associated with our loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivable.

The Brazilian Macroeconomic Environment

We operate exclusively in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the impact that these factors have on the availability of funding, disposable income, employment rates and average wages. Our revenues and profitability are also affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit, each of which impacts the number and overall value of payment transactions. For instance, lower interest rates tend to reduce our funding costs, and lower levels of unemployment combined with economic growth tend to increase payment volume. Our operations and our industry in general are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or “GDP.” The following table sets forth certain data relating to GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate as of the dates and for the years indicated.

	For the three months ended March 31, 2024	For the year ended December 31,
		2023	2022
Real growth (contraction) in GDP(1)	1.9%	2.9%	2.9%
Inflation (IGP-M)(2)	(0.91)%	(3.2)%	5.5%
Inflation (IPCA)(3)	3.9%	4.6%	5.8%
Long-term rate – TLP (average)(4)	5.4%	5.7%	5.0%
CDI interest rate (average)(5)	2.6%	13.3%	12.5%
Year-end exchange rate – reais per US$1.00	R$5.00	R$4.84	R$5.22
Average exchange rate – reais per US$1.00(6)	R$4.95	R$5.00	R$5.17
Appreciation (depreciation) of the real versus US$ in the period/year(7)	(3.2)%	7.2%	7.0%

____________

Source: FGV, IBGE, Brazilian Central Bank and Bloomberg.

(1)      Real growth (contraction) in GDP in accordance with IBGE data and Bloomberg estimates for the three months ended March 31, 2024.

(2)      Inflation (IGP-M) is the general market price index measured by the FGV.

(3)      Inflation (IPCA) is a broad consumer price index measured by IBGE.

(4)      TLP is the Brazilian long-term rate (average of monthly rates for the period/year).

(5)      The CDI interest rate is an average of interbank overnight rates in Brazil (accumulated for the period).

(6)      Average exchange rate on each business day of the period.

(7)      Takes into consideration the U.S. dollar selling exchange rate at closing as reported by the Brazilian Central Bank at the end of the period’s last day and the day immediately prior to the period’s first day.

Employment levels, the availability of credit and government assistance impact consumer disposable income, which, in turn, impacts the amounts our consumers are willing to spend on our platform. Political uncertainty also creates risk given that increased uncertainty may increase precautionary savings levels and negatively affect consumer spending, potentially decreasing user spending in our platform.

Low interest rates and liberal economic policies (i.e., easing access to/deregulating the credit market) may positively impact the availability of consumer credit, which may result in an increase in consumer spending and, in turn, the aggregate TPV consumers effect through our platform. Low interest rates and policies that reduce barriers to credit, however, may also reduce our consumers’ need to effect cash payments and exert negative pressure on the fees we charge per transaction. High interest rates generally have the opposite effect on consumer spending and the willingness of our consumers to pay higher fees.

The Brazilian government has recently adopted economic policies that are expected to boost credit in the coming quarters. With respect to monetary policy, the Brazilian Central Bank initiated a cycle of interest rate cuts in August 2023 after 30 months in which the benchmark interest rate rose to 13.75% per annum. With respect to fiscal policy, the Brazilian government continued to expand access to the Bolsa Família program (a federal direct and indirect income transfer program that integrates social assistance, health, education and employment benefits, aimed at assisting families in poverty), increasing expenditures on the program by 0.6 percentage points of GDP in 2022 and 2023. In the current macroeconomic context of high employment and declining inflation, we anticipate a reduction in the cost of credit, default rates and household debt, factors that have constrained the demand and supply of credit in Brazil.

Inflation

Inflation has a direct impact on certain of our contracts with suppliers. Our primary exposure to inflation arises in connection with payments due under property rental agreements as well as for our data analysis platform, data software and consulting contracts, which may be indexed to inflation. Inflation rates in Brazil are subject to volatility and are impacted by macroeconomic factors beyond our control. However, historically, inflation adjustments have not had a material impact on the cost of our contracts.

Despite the negative impact on our costs and expenses, inflation may positively affect our revenue given that an increase in consumer prices is likely to increase the aggregate amount of payments effected through our platform.

Interest Rates

Interest rates affect our ability to generate revenue. Although higher interest rates can lead to reductions in private consumption, negatively impacting fees and commission income, they also generally positively correlate with interest income, positively impacting our results.

Brazilian Regulatory Environment

The regulatory environment for the financial services and payments industry in Brazil has undergone significant change in recent years due to a concerted effort by the Brazilian Central Bank and the Brazilian government to foster innovation and promote open and fair competition. In 2010, the Brazilian Central Bank and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica — CADE) initiated a series of measures that eliminated exclusivity of certain vendors and opened the market to new entrants. Since then, a new regulatory framework has been developed, such as the means of payments regulation, Open Banking and Pix, the Brazilian Central Bank’s instant payment system. For more information, see “Regulatory Overview.”

In particular, we believe that our results may be positively affected by the enactment of Open Banking regulations, which are expected to facilitate integration between financial market participants (including traditional banks and Fintechs) and facilitate the ability of consumers to obtain financial products.

Acquisitions and New Lines of Business and Other Developments

On July 20, 2021, PicPay Brazil acquired 100% of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos. We began to consolidate both entities in July 2021. Guiabolso is a fintech company and a forerunner in Open Banking that operates a personal finance management mobile app in Brazil (with functionalities that include account integration, expense categorization, budgeting, payment planning and credit monitoring). This acquisition aimed to position us as a protagonist in Open Finance as well as accelerate the development of additional products and services.

On February 25, 2022, J&F Participações transferred all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a wholly-owned subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers. This license allowed the change in type of deposits offered to consumers, freeing us up to invest the funds at our discretion.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicPay Holding. This reorganization was implemented through a capital increase by J&F Participações in PicS Holding, through which J&F Participações subscribed for 26,000,000 common shares of PicS Holding.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In July 2023, we began consolidating PicPay Invest (formerly Liga Invest), a digital investment platform that was previously controlled by J&F Participações. Through PicPay Invest, we have expanded investment options within our ecosystem to include CDBs, fixed income investments, equity investments and P2B (person to business) initiatives, and we intend to develop and offer additional products over time.

Moreover, PicPay assumed consumer checking accounts, deposits and investment positions previously managed, owned and operated by Banco Original. The decision to assume these operations was made to enable both us and Banco Original to focus on our respective core customer segments while at the same time benefiting from operating and financial synergies in order to increase efficiencies and accelerate the launch of new products and services. These operations were transferred to us after the third quarter of 2023. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions.”

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third-party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.4 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. Accordingly, we no longer host any cryptocurrency assets or offer any cryptocurrency services on our platform.

Business Lines

During the three months ended March 31, 2024, we revised our internal operating structure to support our operational expansion and with a goal of simplifying and streamlining the work and decision-making processes. As a result, our management changed our internal reporting structure and adopted a new structure for business level information. The new reporting business level structure reflects our major business lines. Starting in 2024, our organizational structure has four reportable business lines, as follows:

(1)    Digital Wallet and Banking.    Our Wallet and Banking business line includes revenues generated from transaction services provided when a consumer uses a credit card registered in our app to transfer money or make payments into their digital wallet for use in a variety of transactions, such as a P2P payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, we receive commission from the bill issuers. When the bill is paid using a credit card registered on file, we receive a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

(2)    Financial Services.    Our Financial Services business line includes:

a.      Loans:    (i) own loan origination, through which we earn financial income from the interest that we charge on loans; (ii) access to obtain loans from third-party financial institutions. As a bank correspondent, we receive commissions for the distribution of loans in our app. In the event of a default on a loan distributed from a third-party partner, we are not required to return the commission, hence performance obligation is related to facilitating the connection between consumers and the third party partner;

b.      Credit cards:    we recognize the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered to be fulfilled, which is almost immediately following the consumer’s card usage. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by us to the acquirer to settle the transaction. Additionally, we recognize financial income from the interest that we charge on revolving and refinanced credit card balances;

c.      Investments products:    we receive brokerage fees for the distribution of investment products within our PicPay Invest platform; and

d.      Insurance products:    we receive commissions related to the distribution of insurance products from our partners in our financial marketplace.

(3)    Small and Medium-Sized Businesses.    We charge a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (P2M), through QR Code, Pix, e-wallet or online (e-commerce) checkout. Our performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. We receive a variable fee based on the number of installments, merchant size and segmentation, which we deduct from the amounts paid to the merchant. Regarding corporate benefits, we receive interchange fees from transactions conducted by our consumers with their corporate benefits cards.

(4)    Audiences.    Our Audiences business line includes commissions received through PicPay Shop (marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers, including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, and other digital goods). We capture a take rate of the gross merchandise volume (GMV) from the third-party sellers, which varies according to the agreement with each seller. We act as an agent in such contracts, offering goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

The items not allocated to the business lines are presented as Corporate and refer to corporate overhead expenses not attributable to the reportable business lines and are disclosed to reconcile the business lines to the consolidated financial information.

Operating business lines are determined based on information reviewed by our board of directors, which is our chief operating decision maker (CODM). The CODM monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Business line performance is evaluated based on profit or loss and is measured consistently with profit or loss in our consolidated financial statements.

Components of Our Results of Operations

The following charts presents a breakdown of our total revenue and financial income for the three months ended March 31, 2024 and the year ended December 31, 2023:

Total Revenue and Financial Income

Our total revenue and financial income consists of the sum of our net revenues from transaction activities and other services and our financial income, as detailed below:

Net Revenue from Transaction Activities and Other Services

Our net revenue from transaction activities and other services consists of the sum of our revenue from payment transaction activities and other services and revenue from commissions. We generate revenue from various transaction-related activities that take place on our platform and that are charged to platform participants, such as our consumers or our business partners. Revenues are recognized net of consumer incentives considered component of revenues and sales taxes, including:

•        Taxes on Services (Imposto Sobre Serviço), or “ISS,” is a municipal tax that varies based on the service provided. Our ISS tax liability ranges from between 2% and 5% of our gross revenues;

•        Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social), or “PIS”;

•        Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social), or “COFINS.”

Our principal revenue generating products and services are:

•        Wallet and Banking:    Revenues generated from transaction services provided when a consumer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions such as a Person-to-Person (“P2P”) payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our digital wallet also offers bill payment solutions, allowing consumers to pay their bills via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, PicPay receives commission from the bill issuers. When the bill is paid using a credit card registered on file, PicPay receives a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

•        Financial Services (presented as “Credit” plus investment and insurance from “Others” in the years ended December 31, 2023 and 2022):    PicPay’s app gives consumers access to obtain loans from third-party financial institutions. As a bank correspondent, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to facilitating the connection between consumers and the third party partner. Regarding credit cards, PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the consumer’s card usage. The interchange is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction. Regarding investments, PicPay receives brokerage fees for the distribution of investment products within our PicPay Invest platform. For insurance products, PicPay receives commissions related to the distribution of insurance products from our partners in our financial marketplace.

•       Small and Medium-Sized Businesses (presented as “Payment Solutions for Business” plus corporate benefits from “Others” in the years ended December 31, 2023 and 2022):    PicPay charges a MDR (merchant discount rate) to registered merchants accepting PicPay as a payment network (“P2M”), through QR Code, Pix, e-wallet or online (e-commerce) checkout. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives interchange fees from transactions conducted by our consumers with their corporate benefits cards.

•        Audiences and Ecosystem Integration (presented as “Others” excluding investment and insurance and corporate benefits in the years ended December 31, 2023 and 2022):    mainly refers to other commissions related to:

•        PicPay Shop:    marketplace of non-financial services in app where third-party sellers can sell their products and services to our consumers including cell phone top-ups, transportation credit, credit on digital platforms, games, clothes, accessories, and other digital goods. PicPay captures a take rate of the gross merchandise volume (GMV) from the third-party sellers which varies according to the agreement with the seller. We act as an agent in such contracts, offering the goods or services of the third-party sellers. Our performance obligation is fulfilled when the consumer uses our app for these transactions and the take-rate is recognized as revenue on that date.

Financial Income

•        Wallet and Banking:    Revenues from installment payments corresponding to the remuneration we earn on credit card payments made in installments by consumers in the digital wallet. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income we earn on funds invested in government bonds and other short-term investments).

•        Financial Services:    revenues generated from interest income that we earn on consumer loans originated on balance and, own credit cards and revenues from other financial investments.

•        Small and Medium-Sized Businesses:    Revenues generated from fees that we charge over receivables from credit card transactions accepted by registered merchants.

The table below summarizes, at a product level, the monetization of our products and services:

Product	What we charge	Who we charge
Bill Payment	Convenience fee over credit card transactions	Paying consumer
	Bank commission	Partner bank
P2P	Convenience fee over credit card transactions	Paying consumer
Pix	Convenience fee over credit card transactions	Paying consumer
International Remittance and Exchange	Commission fee	Partner
BNPL	Convenience fee and installment fee	Paying consumer
Corporate Benefits	Fee over TPV	Partner company
Cash Withdrawal	Fee per transaction	Consumer
PicPay Card	Interchange fee	Receiving merchant
	Interest rates for revolving credit	Consumer
Loans from third-parties	Commission on loan origination plus success fee on each monthly payment	Partner bank
Loans originated through own balance	Interest rates according to consumers’ risk level	Consumer
Insurance	Commission on sale plus on each monthly payment	Partner
Investments	Brokerage fee on each financial operation	Consumer
PicPay Shop	Commission fee	Partner
P2M	MDR over received value	Receiving business

We recognize interest income pursuant to the amortized cost method based on the applicable term and the effective interest rate charged on the principal amount. The effective interest rate corresponds to the rate at which estimated future cash receipts are discounted during the estimated useful life of the financial asset in relation to the net carrying amount of such asset.

Cost of Sales and Services

Cost of sales and services corresponds to the expenses we incur to provide our products and services, including direct costs and personnel expenses. The primary components of our cost of sales and services are:

•        Processing Fees:    a unitary fee per transaction charged by banks for “cash-in” and “cash-out” transfers (i.e., transfers out of our platform) as well as withdrawals;

•        Technology Expenses:    expenses incurred in connection with technology development and design tools, technology implementation, acquisition and deployment, maintenance of technology, server infrastructure (i.e., the provision of cloud services) and the amortization of software.

•        Risk Prevention Service:    verification and processing expenses we incur in respect of user transactions, such as identity verification and biometry services, among others. These fees are charged on a unitary basis per analysis undertaken;

•        Personnel Expenses:    salaries, benefits and other personnel charges incurred in connection with our operating personnel, including our technology team; and

•        Card Issuance Expenses:    credit and debit card expenses charged in connection with the issuance of the card and card payments.

Selling Expenses

We incur selling expenses in connection with the acquisition, activation, engagement and retention of consumers and businesses as well as our efforts to increase both our brand awareness and consumer experience for our products and services. Selling expenses include:

•        Marketing Expenses:    expenses incurred in connection with performance media (including Google and Facebook), advertising and TV media, agency fees, search and communication fees, cashback promotional programs and sponsorships.

•        Personnel Expenses:    salaries, benefits and other personnel charges incurred in connection with our employees engaged in sales and marketing;

•        Selling Expenses:    point of sale commissions, point of sale material and consumer relationship expenses.

Administrative Expenses

We incur administrative expenses in connection with our business support operations. Our administrative expenses include:

•        Personnel Expenses:    including salaries, benefits and other personnel charges incurred in connection with our functional support teams, such as our human resources, finance and legal and administrative teams;

•        Third-Party Services:    including cleaning services and consulting expenses;

•        Travel and Accommodation Costs;

•        Facilities Expenses:    including rental and condominium payments, as well as utilities, such as water and energy;

•        Maintenance and Conservation Expenses;

•        Surveillance and Security;

•        Tax credits:    correspond to PIS and COFINS credits in respect of certain expenses;

•        Contingent Expenses; and

•        Other Administrative Expenses.

Credit Loss Allowance Expenses

Include losses associated with our loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivables.

Financial Expenses

Our financial expenses include:

•        Prepayment Costs:    corresponding to the expense we record when we request the advanced payment of receivables from acquirers discounted to present value;

•        Consumer Balance Remuneration:    consists of the remuneration we pay to consumers on balances held in their digital wallets;

•        Lease Interest:    consists of the interest we pay pursuant to our property rental agreements;

•        Tax on Financial Transactions:    the Brazilian government’s financial transaction tax (imposto sobre operações financeiras) that we pay when our consumers redeem their financial investments in CDBs before thirty days of maturity. Additionally, we also incur financial transaction taxes on expenses from invoices tied to contracts with suppliers who receive payments in another currency;

•        Expenses incurred in connection with foreign exchange rate variations;

•        Default Interest:    corresponds to interest paid on late payments to our suppliers; and

•        Bank Fees:    including transfer fees we pay in connection with payments to our suppliers.

Other Expenses

Other operating expenses include:

•        Chargebacks:    correspond to amounts returned to consumers that successfully dispute charges in their card statements; and

•        Losses:    correspond to write-offs relating to (1) FIDC PicPay I transactions that were terminated but in respect of which we were required to reimburse FIDC PicPay I prior to our consolidation of its results and (2) operational failures that occur during payment processing.

Other Income

Other operating income include:

•        Tax credits:    correspond to PIS and COFINS credits in respect of certain expenses.

Results of Operations

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

The following table sets forth our consolidated statement of profit or loss information for the three months ended March 31, 2024 and 2023:

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Net revenue from transaction activities and other services	300.7	216.7	38.8%
Financial income	835.8	561.4	48.9%
Total revenue and financial income	1,136.5	778.1	46.1%

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Cost of sales and services	(305.8)	(142.6)	114.4%
Selling expenses	(107.2)	(84.2)	27.3%
Administrative expenses	(241.7)	(254.2)	(4.9)%
Credit loss allowance expenses	(98.6)	—	n.m.
Financial expenses	(322.5)	(277.6)	16.2%
Other expenses	(10.5)	(18.1)	(42.2)%
Other income	0.8	3.5	(77.4)%
Profit before income taxes	51.0	4.9	948.6%
Current income tax and social contribution	(101.7)	(3.0)	n.m.
Deferred income tax and social contribution	56.0	(1.5)	n.m.
Profit for the period	5.2	0.4	n.m.

____________

n.m. = not meaningful.

Net Revenue from Transaction Activities and Other Services

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Wallet and Banking	151.3	130.5	16.0%
Financial Services(1)	108.4	44.7	142.7%
Small and Medium-Sized Businesses(2)	21.1	19.6	7.5%
Audiences(3)	19.9	21.9	(9.2)%
Total	300.7	216.7	38.8%

____________

(1)       Presented as “Credit” plus investment and insurance from “Others” in the years ended December 31, 2023 and 2022.

(2)       Presented as “Payment Solutions for Business” plus corporate benefits from “Others” in the years ended December 31, 2023 and 2022.

(3)       Presented as “Others” excluding investment and insurance and corporate benefits in the years ended December 31, 2023 and 2022.

Net revenue from Transaction Activities and Other Services increased R$84.0 million, or 38.8%, to R$300.7 million in the three months ended March 31, 2024 from R$216.7 million in the three months ended March 31, 2023. This increase was mainly driven by:

•        Wallet and Banking:    an increase of R$20.8 million, or 16.0%, to R$151.3 million in the three months ended March 31, 2024, from R$133.5 million in the three months ended March 31, 2024, mainly driven by the expansion of R$31.0 billion, or 65.3%, of our Digital Wallet TPV to R$78.6 billion in the three months ended March 31, 2024, from R$47.6 billion in the three months ended March 31, 2023, reflecting the increase of 12% of our quarterly active consumer base from 32 million in the first quarter of 2023 to 36 million in the first quarter of 2024, as well as greater engagement from our consumers; and

•        Financial Services:    an increase of R$63.8 million, or 142.7%, to R$108.4 million in the three months ended March 31, 2024, from R$44.7 million in the three months ended March 31, 2023. This increase was mainly driven by (i) increased distribution of third-party insurance products, reaching almost two million active insurance policies in the first quarter of 2024, compared to approximately 448,000 active insurance policies in the first quarter of 2023 and (ii) our investment platform, PicPay Invest, which began its operations on July 2023.

Financial Income

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Wallet and Banking	545.6	545.3	—
Financial Services	283.5	3.8	n.m.
Small and Medium-Sized Businesses	5.5	10.5	(47.6)%
Audiences	1.2	1.7	(27.6)%
Total	835.8	561.4	48.9%

____________

n.m. = not meaningful.

Financial income in the three months ended March 31, 2024 increased R$274.4 million, or 48.9%, to R$835.8 million in the three months ended March 31, 2024 from R$561.4 million in the three months ended March 31, 2023. This increase was attributable to:

•        Financial Services:    a R$279.7 million increase in interest earned from financial services related to on-balance loan origination, which started as of October 2023 for some specific products, such as FGTS loans, payroll loans and personal loans, and the credit card portfolio transferred from Banco Original to PicPay in January 2024; and

•        Small and Medium-Sized Businesses:    a R$5.0 million, or 47.6%, decrease in financial income from our business ecosystem to R$5.5 million in the three months ended March 31, 2024, from R$10.5 million in the three months ended March 31, 2023.

Cost of Sales and Services

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Transactions expenses	(91.8)	(56.3)	63.0%
Personnel expenses	(92.5)	(7.0)	1,227.4%
Technology expenses	(75.1)	(62.8)	19.5%
Depreciation and amortization	(46.4)	(16.4)	182.6%
Total cost of sales and services	(305.8)	(142.6)	114.5%

Cost of sales and services increased R$163.3 million, or 114.5%, to R$305.8 million in the three months ended March 31, 2024 from R$142.6 million in the three months ended March 31, 2023 primarily due to (i) a R$85.5 million, or 1,227.4%, increase in personnel expenses to R$92.5 million in the three months ended March 31, 2024, from R$7.0 million in the three months ended March 31, 2023. In 2023, particularly during the first half of the year, we focused on accelerating and developing new products and services to increase our retail offerings following the migration of retail accounts from Banco Original to PicPay. As a result, we had a significant expenditure related to hours worked by our technology developers and engineers that was recognized as part of our intangible assets. During the three months ended March 31, 2024, these same employees were working on maintenance and in more direct customer service roles and, therefore, their hours were being recognized as expenses. Additionally, we allocated our existing teams in new working squads, with the purpose to focus on the development of new businesses that are still maturing, such as our merchant acquiring business solutions, (ii) a R$35.5 million, or 63.0%, increase in transactions expenses, mainly due to an increase in processing fees, driven by a higher payment volume in the period, and (iii) R$30.0 million, or 182.6%, increase in depreciation and amortization costs to R$46.4 million in the three months ended March 31, 2024, from R$16.4 million in the three months ended March 31, 2023, mainly due to the amortization of internally and externally developed software.

Selling Expenses

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Marketing expenses	(85.3)	(60.6)	40.7%
Transactions expenses	(10.6)	(10.9)	(2.7)%
Personnel expenses	(10.7)	(12.3)	(13.5)%
Administrative expenses	(0.1)	(0.1)	(42.3)%
Depreciation and amortization	(0.6)	(0.3)	112.4%
Total selling expenses	(107.2)	(84.2)	27.3%

Selling expenses increased R$23.0 million, or 27.3%, to R$107.2 million in the three months ended March 31, 2024 from R$84.2 million in the three months ended March 31, 2023. This increase was mainly attributable to a R$24.7 million, or 40.7%, increase in marketing expenses, to R$85.3 million in the three months ended March 31, 2024, from R$60.6 million for the three months ended March 31, 2023. The increase in marketing expenses was mainly driven by (i) a R$20.4 million, or 96.9%, increase in media performance expenses (primarily digital advertising campaigns), to R$41.5 million for the three months ended March 31, 2024, from R$21.1 million for the three months ended March 31, 2023, and (ii) a R$19.9 million, or 112.6%, increase in advertising expenses to R$37.5 million for the three months ended March 31, 2024, from R$17.6 million for the three months ended March 31, 2023, in connection with our new marketing positioning. The increase in marketing expenses was partially offset by R$13.6 million, or 70.2%, decrease in promotional campaigns related to customer incentives, to R$5.8 million for the three months ended March 31, 2024, from R$19.3 million for the three months ended March 31, 2023.

Administrative Expenses

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Marketing expenses	(2.3)	(1.1)	102.7%
Transactions expenses	(0.0)	(1.0)	n.m.
Expenses with FGC	—	(1.8)	n.m.
Personnel expenses	(189.4)	(203.4)	(6.9)%
Technology expenses	(19.4)	(18.1)	7.2%
Administrative expenses	(16.1)	(22.3)	(27.8)%
Depreciation and amortization	(14.3)	(6.4)	124.1%
Tax expenses	(0.1)	(0.1)	32.1%
Total administrative expenses	(241.7)	(254.2)	(4.9)%

Total administrative expenses decreased R$12.5 million, or 4.9%, to R$241.7 million in the three months ended March 31, 2024 from R$254.2 million in the three months ended March 31, 2023, primarily as a result of:

•        a decrease of R$14.0 million, or 6.9%, in personnel expenses to R$189.4 million for the three months ended March 31, 2024, from R$203.4 million for the three months ended March 31, 2023. Such decrease in personnel expenses is partially as a result of the absence of expenses related to post-combination expenses with Guiabolso. In the three months ended March 31, 2023, such expenses totaled R$4.8 million, while in the three months ended March 31, 2024, we did not incur such specific expenses, since the contract had already been settled. Additionally, hiring bonuses expenses decreased R$4.6 million, from R$6.4 million for the three months ended March 31, 2023 to R$1.9 million for the three months ended March 31, 2024. Furthermore, in the three months ended March 31, 2024, our expenses related to our employee medical assistance benefit decreased R$1.9 million when compared to the three months ended March 31, 2023;

•        a decrease of R$6.2 million, or 27.8%, in administrative expenses to R$16.1 million for the three months ended March 31, 2024, from R$22.3 million for the three months ended March 31, 2023, mainly due to lower expenses related to legal and accounting advisory as well as lower donations for social programs; and

•        partially offset by a R$7.9 million, or 124.1%, increase in depreciation and amortization costs to R$14.3 million for the three months ended March 31, 2024, from R$6.4 million for the three months ended March 31, 2023, mainly as a result of higher amortization expenses regarding software capitalization, due to the launching and development of new products related to new business lines, which expanded R$6.3 million, or 163.4%, to R$10.1 million for the three months ended March 31, 2024, from R$3.8 million for the three months ended March 31, 2023.

Credit Loss Allowance Expenses

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Credit loss allowance expenses	(98.6)	—	n.m.

____________

n.m. = not meaningful.

Credit loss allowance expenses totaled R$98.6 million in the three months ended March 31, 2024. This result mainly reflects provisions for on-balance lending transactions beginning in October 2023. For more information related to our lending transactions, see “— Consumer Ecosystem Operating and Financial Highlights — Financial Services.” The total expected credit loss (“ECL”) allowance for consumer loans recorded in our statements of financial position were 3.0% of the total receivable balance of consumer loans as of March 31, 2024. ECL refers to the calculation for all financial assets not held at fair value through profit or loss and is presented in our consolidated statements of financial position as a deduction from the gross carrying amount and recognized as an expense in our statement of profit or loss. ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect our Group’s receivables. For more information regarding ECL calculation and recognition, see notes 7.3 to our unaudited condensed consolidated interim financial statements, and notes 3.3 and 26.1 to our audited consolidated financial statements included elsewhere in this prospectus.

Financial Expenses

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Transactions expenses	(3.6)	—	n.m.
Financial expenses with time deposits (CDBs)	(294.9)	(263.9)	11.8%
Other financial expenses	(23.9)	(13.8)	73.9%
Financial expenses	(322.5)	(277.6)	16.2%

____________

n.m. = not meaningful.

Financial expenses increased R$44.9 million, or 16.2%, to R$322.5 million in the three months ended March 31, 2024 from R$277.6 million in the three months ended March 31, 2023. This increase was primarily due to (i) a R$34.7 million, or 13.1%, increase in cost of funding to R$298.6 million in the three months ended March 31, 2024 from R$263.9 million in the three months ended March 31, 2023. This increase was primarily due to a R$31.0 million, or 11.8%, increase in expenses related to interest on time deposits to R$294.9 million for the three months ended March 31, 2024, from R$263.9 million for the three months ended March 31, 2023. This increase reflects the launch of new products that motivated consumers to deposit more money into our platform, including our piggy banks, which totaled R$3.7 billion in deposits held by our consumers as of March 31, 2024 compared to R$913 million as of March 31, 2023, and other CDBs with different maturity days and yields and (ii) a R$16.9 million increase in expenses related to government bonds repurchase agreement from R$0 for the three months ended March 31, 2023, in connection with PicPay Bank’s treasury transactions in 2024; and was partially offset by a R$11.0 million decrease in interest on prepayment of receivables to R$0 for the three months ended March 31, 2024, from R$11.0 million for the three month ended March 31, 2023, which is related to prepayment of receivables with Banco Original that are no longer occurring in our operations since we fund our operations through PicPay Bank.

Other Expenses

	For the three months ended March 31,
	2024	2023	Variation
	(in millions of R$)		(%)
Transactions expenses	(10.3)	(17.2)	(40.0)%
Administrative expenses	(0.1)	(0.1)	33.3%
Depreciation and amortization	—	(0.7)	n.m.
Tax expenses	—	(0.1)	n.m.
Total other expenses	(10.5)	(18.1)	(42.2)%

____________

n.m. = not meaningful.

Other expenses decreased R$7.6 million, or 42.2%, to R$10.5 million for the three months ended March 31, 2024, from R$18.1 million for the three months ended March 31, 2023. This decrease was primarily due to a R$4.1 million, or 34.1%, decrease in transaction expenses related to chargebacks and operational losses to R$11.3 million for the three months ended March 31, 2024, from R$17.2 million for the three months ended March 31, 2023.

Other Income

Other income, which is composed of tax credits and financial income from inflation adjustments, decreased to R$0.8 million for the three months ended March 31, 2024, compared to R$3.5 million for the three months ended March 31, 2023.

Income Taxes and Social Contribution

Income taxes and social contribution was R$45.8 million for the three months ended March 31, 2024, an increase of R$41.3 million, or 919.0%, from R$4.5 million in for the three months ended March 31, 2023. This increase was primarily due to the increase of the profit before income taxes from R$4.9 million for the three months ended March 31, 2023 to R$51.0 million for the three months ended March 31, 2024.

Profit for the Period

As a result of the foregoing, net profit in the three months ended March 31, 2024 totaled R$5.2 million, as compared to a net profit of R$0.4 million in the three months ended March 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table sets forth our consolidated statement of profit or loss information for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Net revenue from transaction activities and other services	1,059.9	833.3	27.2%
Financial income	2,398.7	2,102.0	14.1%
Total revenue and financial income	3,458.6	2,935.3	17.8%

Cost of sales and services	(969.7)	(756.3)	28.2%
Selling expenses	(453.7)	(853.8)	(46.9)%
Administrative expenses	(823.2)	(707.8)	16.3%
Credit loss allowance expenses	(14.3)	(0.0)	n.m.
Financial expenses	(1,202.9)	(1,259.6)	(4.5)%

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Other expenses	(16.7)	(145.1)	(88.5)%
Other income	23.5	88.5	(73.5)%
Profit (loss) before income taxes	1.7	(698.9)	n.m.
Current income tax	(50.8)	4.9	n.m.
Deferred income tax	86.5	1.1	496.0%
Profit (loss) for the year	37.4	(692.9)	n.m.

____________

n.m. = not meaningful.

Net Revenue from Transaction Activities and Other Services

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Wallet and Banking	560.5	519.0	8.0%
Credit	259.1	254.9	1.6%
Payment Solutions for Businesses	133.4	53.3	150.2%
Others	107.0	6.1	1,265.7%
Total	1,059.9	833.3	27.2%

Net Revenue from Transaction Activities and Other Services increased R$226.6 million, or 27.2%, to R$1,059.9 million in 2023 from R$833.3 million in 2022. This increase was mainly driven by:

•        Wallet and Banking:    an increase of R$41.6 million, or 8.0%, to R$560.5 million in 2023 from R$519.0 million in 2022, mainly driven by the expansion of R$70.1 billion, or 42.4%, of our Digital Wallet TPV to R$235.5 billion in 2023 from R$165.4 billion in 2022, reflecting: (i) the strengthening of our cross-selling strategy within our ecosystem combined with our ability of delivering on average more than one product per month during the year; (ii) an increase of 9% of our active consumer base lead by some initiatives such as our marketing campaign held in August 2023, when we repositioned PicPay’s brand to a much broader audience, emphasizing our capabilities as a two-sided financial ecosystem; (iii) greater engagement from our consumers, along with our strategy of optimizing prices in our product portfolio; (iv) higher adoption of monetizable products in our digital wallet by our consumer base. For instance, Pix Credit TPV presented an expansion of R$6 billion, or 98.5%, to R$11.6 billion in 2023 from R$5.9 billion in 2022; and (v) a 12% increase in the average spending per consumer in 2023 versus 2022.

•        Credit:    an increase of R$4.1 million, or 1.6%, to R$259.1 million in 2023 from R$254.9 million in 2022. The expansion was mainly driven by the continuity of our activities as a third-party loan distributor within our financial marketplace, in line with our multi-funding strategy which took place in 2023. Additionally, the increase was partially driven by interchange fees regarding credit card transactions conducted by our consumers as a consequence of our PicPay Card TPV growth, which increased by R$2.8 billion, or 13.0%, up in 2023 to R$23.9 billion from R$21.2 billion in 2022. Finally, revenues were also boosted by the full migration of Banco Original’s retail operation to PicPay as of July 2023.

•        Payment Solutions for Businesses:    an increase of R$80.1 million, or 150.2%, to R$133.4 million in 2023 from R$53.3 million in 2022. The expansion was mainly driven by our QR Code payments acceptance solutions for our registered merchants, including P2B (“person-to-business”) and P2M (“person-to-machine”) products.

•        Others:    an increase of R$100.9 million, or 1,654.1%, in other transaction activities and services to R$107.0 million in 2023 from R$6.1 million in 2022. The expansion was mainly due to the addition of new revenue sources that we incorporated during 2023, especially related to: (i) our investment platform, PicPay Invest, which began its operations as of July 2023; (ii) the expansion of our insurance products beyond digital wallet protection, now also comprising cell phone and life insurance, reaching 1.5 million active insurance policies brokered in 2023, and (iii) our entrance into the corporate benefits market which occurred in the first half of the year. Additionally, the increase was positively impacted by the growth of revenues coming from PicPay Shop, which increased by R$39.1 million, or 99.0%, up to R$78.6 million in 2023 from R$39.5 million in 2022.

Financial Income

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Wallet and Banking	2,263.6	2,009.9	12.6%
Credit	28.0	1.5	1,766.7%
Payment Solutions for Businesses	35.8	68.7	(47.9)%
Others	71.3	21.9	225.5%
Total	2,398.7	2,102.0	14.1%

Financial income in 2023 increased R$296.7 million, or 14.1%, to R$2,398.7 million in 2023 from R$2,102.0 million in 2022. This increase was attributable to:

•        Wallet and Banking:    a R$253.7 million, or 12.6%, increase in financial income from our Wallet and Banking business line to R$2,263.6 million in 2023 from R$2,009.9 million in 2022. This result was mainly driven by: (i) our pricing strategy that took place in July 2023, when we started to test new price combinations for some specific segments of our consumer base, charging from 3.99% to 5.49% in installment fees; and (ii) a 12% increase in the average spending per consumer in 2023 versus 2022. We also promoted several campaigns during 2023 to educate consumers to understand how they can benefit from installment payments. For instance, we launched a marketing campaign in July 2023, highlighting that sellers can offer higher discounts for consumers that pay for goods and services through Pix, as they receive the money instantly and at no cost. At the same time, consumers were able to source their Pix purchases with a credit card and pay after thirty days, also receiving the merchant funded discount.

•        The aforementioned expansion can be explained by the increase of R$3.0 billion, or 30.4% in total deposits, from R$9.9 billion in 2022 to R$13.0 billion in 2023, backed by: (1) an expansion of R$90 billion, or 59%, in the total cash-in, from R$196 billion in 2022 to R$245 billion in 2023; (2) the increase of piggy banks’ balance, reaching R$3.1 billion in December 31, 2023 compared to R$0.2 billion in December 31, 2022; (3) the launching of our new CDB products with different maturity days and yields offered by our PicPay Invest platform, attracting a higher number of consumers to put their funds into PicPay accounts; and (4) R$0.4 billion received in checking accounts from Banco Original in 2023.

•        Credit:    R$26.5 million increase in revenues from credits related to on-balance loan origination, which started as of October 2023 for some specific products with collateral such as FGTS loan.

Cost of Sales and Services

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Transactions expenses	(314.4)	(247.9)	26.8%
Personnel expenses	(284.9)	(246.8)	15.4%
Technology expenses	(244.4)	(214.7)	13.8%
Depreciation and amortization	(125.9)	(46.9)	168.5%
Total cost of sales and services	(969.7)	(756.3)	28.2%

Cost of sales and services increased R$213.4 million, or 28.2%, to R$969.7 million in 2023 from R$756.3 million in 2022 primarily due to (i) a R$79.0 million, or 168.5%, increase in depreciation and amortization costs to R$125.9 million in 2023 from R$46.9 million in 2022 with a R$66.4 million, or 26.8%, increase in transaction expenses to R$314.4 million in 2023 from R$247.9 million in 2022, driven by a higher level of transacting activities in our ecosystem, following the increase of our payment volumes, and (ii) a R$38.1 million, or 15.4%, increase in personnel expenses to R$284.9 million in 2023 from R$246.8 million in 2022 primarily due to the formation of new working squads to solidify the process of launching new businesses that are still maturing, such as our merchant acquiring business solutions.

Selling Expenses

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Marketing expenses	(306.8)	(550.5)	(44.3)%
Transactions expenses	(108.8)	(137.7)	(21.1)%
Personnel expenses	(36.5)	(161.1)	(77.3)%
Administrative expenses	(0.3)	(1.3)	(76.0)%
Depreciation and amortization	(1.3)	(3.2)	(59.5)%
Total selling expenses	(453.7)	(853.8)	(46.9)%

Selling expenses decreased R$400.1 million, or 46.9%, to R$453.7 million in 2023 from R$853.8 million in 2022. This decrease was mainly attributable to:

•        a R$243.7 million, or 44.3%, decrease in marketing expenses, to R$306.8 million in 2023 from R$550.5 million in 2022. The decrease in marketing expenses was mainly driven by expenses with promotional campaigns (user incentives to promote increased user engagement and new user acquisition), which decreased R$241.2 million in 2023 to R$59.8 million from R$301.0 million in 2022. The decrease in promotional campaigns reflected our more focused strategy of using consumer incentives, including cashbacks as a tool to cross sell new products and services and increase our customer engagement and principality within our platform rather than spending larger sums on more general marketing campaigns to promote consumer base expansion.

•        a R$124.5 million, or 77.3%, decrease in personnel expenses related to our sales team to R$36.5 million in 2023 from R$161.1 million in 2022. This decrease is mainly due to the fact that in 2022 the majority of our business ecosystem team’s payroll was allocated in activities related to the development of our consumer base. In 2023, we reached a mature consumer base and, therefore, this concentration has been diluted.

•        a R$28.9 million, or 21.1%, decrease in transactions expenses, to R$108.8 million in 2023 from R$137.7 million in 2022 mainly driven by lower call center and software help desk expenses in the year.

Administrative Expenses

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Marketing expenses	(5.8)	(4.6)	26.1%
Transactions expenses	(12.8)	1.6	n.m.
Personnel expenses	(632.4)	(525.0)	20.5%
Technology expenses	(67.7)	(84.7)	(20.1)%
Administrative expenses	(60.1)	(70.4)	(14.6)%
Depreciation and amortization	(42.6)	(24.3)	75.3%
Tax expenses	(1.8)	(0.5)	260.0%
Total administrative expenses	(823.2)	(707.9)	16.3%

____________

n.m. = not meaningful.

Administrative expenses increased R$115.3 million, or 16.3%, to R$823.2 million in 2023 from R$707.9 million in 2022, primarily as a result of:

•        a R$107.4 million, or 20.5%, increase in personnel expenses to R$632.4 million in 2023 from R$525.0 million in 2022, driven by the rise in salary and benefits expenses, which align with the expansion of our headcount from 3,454 employees in 2022 to 4,156 employees as of December 31, 2023 and increases in salaries, alongside increased provisions for bonuses tied to employee performance and results distribution.

•        a R$18.4 million, or 75.3%, increase in depreciation and amortization costs to R$42.6 million in 2023 from R$24.3 million in 2022, which was mainly a reflection of higher amortization expenses regarding software capitalization due to the launching and development of new products related to new business lines, which expanded R$10.5 million, or 65.4%, to R$26.7 million in 2023 from R$16.1 million in 2022. Additionally, there was also an increase in depreciation attributable to property, plant and equipment in the amount of R$7.8 million, or 96.1%, to R$15.9 million in 2023 from R$8.1 million in 2022, which was mainly attributed to the growth of our businesses structure.

•        The increase was partially offset by an aggregate R$17.0 million, or 20.1%, decrease in technology expenses to R$67.7 million in 2023 from R$84.7 million in 2022. The decrease in technology expenses was mainly due to a decrease of R$13.5 million in data analysis and control expenses to the amount of R$24.0 million in 2023 from R$37.6 million in 2022. Furthermore, we had lower expenses from maintenance and monthly payments of systems, with a R$5.6 million decrease, or 11.5%, to R$40.2 million in 2023 from R$45.8 million in 2022.

Credit Loss Allowance Expenses

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Credit loss allowance expenses	(14.3)	(0.0)	n.m.

____________

n.m. = not meaningful.

Credit loss allowance expenses totaled R$14.3 million in 2023. This result mainly reflects provisions for the on-balance lending transactions beginning in October 2023. For more information related to lending transactions, see “— Consumer Ecosystem Operating and Financial Highlights — Financial Services.” The total expected credit loss (“ECL”) allowance for consumer loans recorded in the statements of financial position were 2.5% of the total receivable balance of consumer loans as of December 31, 2023. ECL refers to the forward-looking estimation of credit losses over the expected life of loans. For more information regarding ECL calculation and recognition, see notes 3.3 and 26.1 to our audited consolidated financial statements included elsewhere in this prospectus.

Financial Expenses

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Financial expenses	(1,202.9)	(1,259.6)	(4.5)%

Financial expenses decreased R$56.7 million, or 4.5%, to R$1,202.9 million in 2023 from R$1,259.6 million in 2022. This decrease was primarily due to:

•        a R$527.7 million decrease in expenses related to the remuneration of the balance of our consumers portfolio to R$0 million in 2023 from R$527.7 million in 2022. Consumer balance remuneration corresponded to the remuneration we used to pay to consumers on balances held in their digital wallets. The decrease in our consumer balance remuneration was due to the discontinuation of this solution in the second quarter of 2022 and its substitution with piggy banks and CDBs;

•        a R$172.4 million decrease in expenses related to interest paid to FIDC fund senior quota holders to zero in 2023, as PicPay Bank purchased in 2022 all of the senior quotas issued thereby eliminating the need to pay interest expense on these senior quotas;

•        a R$74.5 million decrease in expenses attributed to receivables prepayment interest, to zero in 2023 from R$74.5 million in 2022, as PicPay has not assigned any receivables to third parties since March 2022;

•        a R$14.7 million decrease in interest accrued on loans to zero in 2023 due to the creation of PicPay Bank, which began financing the payment institution’s operations with working capital, supporting, among other costs, our prepayment costs. This interest expense was zero in 2023 because all of these loans were intercompany since PicPay Bank is the main source of funding, whereas in 2022 there were payments to other financial institutions; and

•        the decreases in financial expenses were partially offset by a R$684.8 million increase in expenses related to interest on time deposits to R$1,123.9 million in 2023 from R$439.1 million in 2022. As we began offering time deposits to our consumers in July 2022, the 2022 comparative balances comprise only 5 months. The increase also reflects the launch of new products that motivated consumers to deposit more money into our platform, including our piggy banks, which totaled R$3.1 billion in deposits held by our consumers in December 2023, and other CDBs with different maturity days and yields.

Other Expenses

	For the year ended December 31,
	2023	2022	Variation
	(in millions of R$)		(%)
Transactions expenses	(2.5)	(136.8)	(98.2)%
Financial expenses	(9.6)	(0.1)	n.m.
Administrative expenses	(4.6)	(8.1)	(42.8)%
Depreciation and amortization	—	(0.0)	—
Tax expenses	—	(0.0)	—
Total other expenses	(16.7)	(145.1)	(88.5)%

____________

n.m. = not meaningful.

Other expenses decreased R$128.4 million, or 88.5%, to R$16.7 million in 2023 from R$145.1 million in 2022, primarily due to the decrease of R$134.3 million, or 98.2%, in transaction expenses to R$2.5 million in 2023 from R$136.8 million in 2022. This decrease can be attributed to the continuity of the Company’s efforts to mitigate chargeback incidents by investing in platforms, controls and systems to reduce fraud transactions and other operational losses. For more information see “— Quantitative and Qualitative Disclosure about Market Risk — Fraud Risk” below.

Additionally, the decrease was also due to a R$10.3 million reduction in losses related to FIDC operations since PicPay Bank purchased from Banco Original the totality of senior quotas issued by the FIDC, and a R$9.8 million decrease in expenses related to other operating losses.

Other Income

Other income, which is composed of tax credits and financial income from inflation adjustments, decreased to R$23.5 million in 2023 compared to R$88.5 million in 2022. This decrease was primarily due to a lower amount of sales tax benefits related to marketing and transaction expenses in 2023 when compared to 2022.

Income Taxes and Social Contribution

Income taxes and social contribution benefit was R$35.7 million in 2023, an increase of R$29.7 million, or 496.0%, from R$6.0 million in 2022. The increase was primarily due to the recognition of R$86.5 million in previously unrecognized deferred tax assets, primarily regarding our subsidiary Guiabolso, in the amount of R$81.5 million in 2023.

Profit (Loss) for the Year

As a result of the foregoing, net profit in 2023 totaled R$37.4 million, as compared to a net loss of R$692.9 million in 2022.

Liquidity and Capital Resources

Sources and Uses of Funding

Our principal sources of liquidity are (1) time deposits and (2) bank account (wallet) balances. We primarily use our cash flow from operations to fund (1) our working capital expenses and (2) our capital expenditures.

Our cash and cash equivalents totaled R$5.1 billion and R$7.4 billion as of March 31, 2024 and December 31, 2023, respectively. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditure needs in the ordinary course of our business for the next 12 months and beyond.

In 2023, we began offering credit services to our customers. PicPay Brazil and PicPay Bank are under the oversight of the Brazilian Central Bank and are mandated to meet the capital requirements in line with prevailing legislation. Pursuant to these regulatory standards, our management actively oversees our assets and liabilities, a critical aspect that involves managing mismatches in maturity dates that may arise from the expansion of our credit portfolio, and assiduously monitoring our access to liquidity. These efforts are systematic and include a weekly forum to discuss liquidity needs and market risks, as well as a monthly forum specifically focused on deliberating capital requirements, all with the purpose to maintain our financial stability and our compliance with regulatory demands.

The deployment of these credit services through PicPay Bank’s balance sheet has not altered our principal liquidity sources and we believe that raising funds through time deposits, whether sourced directly from PicPay clients or via external distributors to investors in both wholesale or retail markets, will sufficiently allow us to meet our funding requirements for the foreseeable future. We anticipate that the capital requisites fueled by the expansion of our credit portfolio will be fully supported by the capital we raise through this offering. This strategic step is designed to enhance our financial robustness and support our growth trajectory, underscoring our commitment to upholding a stable and secure financial environment for our clients.

For more information, see “Regulatory Overview — Other Rules — Prudential Framework and Limits of Exposure.”

Cash Flows

The table below sets forth our cash flows for the periods presented:

	For the Three Months ended March 31,		For the Year ended December 31,
	2024	2023	2023	2022
	(in millions of R$)
Net cash (used in) from operating activities	(319.9)	(674.4)	1,567.0	7,339.8
Net cash used in investing activities	(1,950.5)	(129.3)	(537.1)	(63.2)
Net cash (used in) from financing activities	(3.3)	(3.1)	(12.2)	(1,064.5)
Net increase in cash and cash equivalents	(2,273.7)	(806.8)	1,017.6	6,212.1
Cash and cash equivalents at the beginning of the period/year	7,379.0	6,361.4	6,361.4	149.3
Cash and cash equivalents at the end of the period/year	5,105.3	5,554.6	7,379.0	6,361.4

Three Months Ended March 31, 2024, Compared to the Three Months Ended March 31, 2023

Operating Activities

Our net cash flows used in operating activities for the three months ended March 31, 2024 were R$319.9 million, a decrease in net cash used of R$354.5 million from R$674.4 million net cash flows used in operating activities for the three months ended March 31, 2023. The decrease in our net cash flows used in operating activities was primarily attributable to the aggregate effect of the following:

•        a R$1,213.4 million increase of cash outflow in “variations in operating assets — consumer loans” related to the beginning of “on-balance” loan origination as of October 2023;

•        a R$530.5 million decrease in “variations in operating assets — financial investments” related to the higher amount of government bonds allocated in the first quarter of 2024 as a part of our treasury activities;

•        partially offset by a R$1,379.7 million increase in trade payables and other obligations, mainly due to liabilities related to obligations with card networks and acquiring companies as result of the acquisition of Banco Original credit card portfolio as of January 26, 2023; and

•        a R$682.8 million increase in third-party funds related to PicPay Bank time deposits offered to PicPay Brazil consumers. These time deposits are indexed to the CDI and can be redeemed at any time by our consumers.

Investing Activities

Our net cash flows used in investing activities were R$1,950.5 million for the three months ended March 31, 2024 compared to R$129.3 million for the three months ended March 31, 2023. This change was primarily due to:

•        acquisition of credit card operations of R$1,815.0 million for the three months ended March 31, 2024, transferred from Banco Original to PicPay on January 2024, compared to R$0 for the three months ended March 31, 2023;

•        acquisition of intangible assets of R$126.3 million for the three months ended March 31, 2024, related to internally and externally developed software, in connection with our continuing development of improvements to our digital solutions compared to R$94.2 million for the three months ended March 31, 2023;

•        acquisition of property, plant and equipment of R$9.2 million for the three months ended March 31, 2024, compared to R$0.8 million for the three months ended March 31, 2023, mainly related to computers and equipment (mainly POS terminals) in the amount of R$5.4 million, and improvements on leasehold properties in the amount of R$3.1 million;

•        partially offset by no acquisition of common control subsidiaries for the three months ended March 31, 2024, compared to acquisition of a common control subsidiary net of cash acquired of R$27.0 million for the three months ended March 31, 2023, related to the acquisition of Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., which later became PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.; and

•        partially offset by no acquisition of subsidiaries net of cash acquired for the three months ended March 31, 2024, compared to acquisition of common control subsidiaries net of cash acquired of R$8.0 million for the three months ended March 31, 2023, related to the acquisition of BX Negócios Inteligentes Ltda.

Financing Activities

Net cash used in financing activities for payment of leases was R$3.3 million for the three months ended March 31, 2024, compared to R$3.1 million for the three months ended March 31, 2023. This increase was primarily the result of changes in rental prices due to index variation.

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Operating Activities

Our net cash flows generated from operating activities for the year ended December 31, 2023 were R$1,567.0 million, a decrease in net cash flows generated of R$5,772.8 million from R$7,339.8 million net cash flows generated from operating activities in the year ended December 31, 2022. The decrease in our net cash generated from operating activities was primarily attributable to the aggregate effect of the following:

•        a R$6,200.1 million decrease in “variations in operating assets — financial investments” related to “Letras Financeiras do Tesouro — LFT,” in the amount of R$879.4 million due to the need for wallet collaterals and coverage for other transactions; and “Nota do Tesouro Nacional — NTN,” in the amount of R$3,850.0, due to repurchase agreements with Banco Original relating to wallet deposits collaterals before the beginning of the PicPay Bank operation in July 2022; and

•        partially offset by a R$713.9 million increase in trade receivables and other receivables, mainly related to the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by consumers in our ecosystem.

Investing Activities

Our net cash flows used in investing activities were R$537.1 million in the year ended December 31, 2023 compared to R$63.2 million in the year ended December 31, 2022. This change was primarily due to:

•        acquisition of intangible assets of R$497.4 million in 2023 related to internally and externally developed software, in connection with our continuing development of improvements to our digital solutions, such as mobile banking app and marketplace compared to R$212.4 million in 2022; and

•        acquisition of common control subsidiaries net of cash acquired of R$27.0 million in 2023, related to the acquisition of Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., which later became PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. as compared to cash received in common control transactions of R$154.5 million in 2022 related to the contribution of PicPay Bank by J&F Participações.

Financing Activities

Net cash used in financing activities was R$12.2 million in the year ended December 31, 2023 compared to R$1,064.5 million in the year ended December 31, 2022. This decrease was primarily the result of the aggregate effect of the following:

•        there was no repurchase of FIDC PicPay I senior quotas in 2023, since PicPay Bank purchased from Banco Original all of the senior quotas issued by this FIDC in the amount of R$2,326.7 in 2022; and

•        there was no issuance of non-controlling interests in 2023, unlike in 2022, when there were issuances of non-controlling interests in the aggregate amount of R$1,248.2 million.

Indebtedness

As of March 31, 2024, we had no outstanding indebtedness.

Capital Expenditures

In the three months ended March 31, 2024 and 2023, our capital expenditures (defined as additions to property, plant and equipment and intangible assets) totaled R$135.1 million and R$94.3 million, respectively. In the years ended December 31, 2023 and 2022, our capital expenditures (defined as additions to property, plant and equipment and intangible assets) totaled R$502.1 million and R$217.8 million, respectively. Our capital expenditures primarily relate to our investments in computers and leased assets and in intangible assets related to the upgrade and development of our IT systems, software and infrastructure.

Off-Balance Sheet Arrangements

As of March 31, 2024, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

Our audited consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB; and our unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, as issued by the IASB. In preparing our consolidated financial statements, we make certain assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 to our unaudited condensed consolidated interim financial statements and note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Recent Accounting Pronouncements

Standards, Interpretations and Amendments that are Available for Early Adoption

As of the date of this prospectus, we have not adopted on an early basis certain new standards and amendments to standards effective for annual periods beginning after January 1, 2021. We currently do not anticipate that the adoption of these standards and amendments will have a significant impact on our financial statements.

JOBS Act

We are an emerging growth company, or “EGC,” under the JOBS Act. The JOBS Act provides that an EGC can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption, and therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an EGC we choose to rely on this exemption, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation These exemptions would apply for a period of five years following the completion of this offering or until we are no longer an “emerging growth company,” whichever is earlier. Notwithstanding our decision as to whether or not to avail ourselves of the exemptions provided to EGCs under the JOBS Act, as a foreign private issuer, we may nonetheless be able to avail ourselves of certain of the provisions of the JOBS Act, such as the exemptions relating to disclosure of executive compensation. See “Risk Factors — Risks Relating to Being a Foreign Private Issuer, an Emerging Growth Company and a Controlled Company — As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Quantitative and Qualitative Disclosure about Market Risk

We monitor market, credit and operational risks consistent with our capital management objectives and supported by the oversight of our board of directors.

We have implemented a risk management structure that comprises policies and procedures and that encompasses the evaluation and monitoring of our operating, credit and liquidity risks (including risks related to our cash flow and the investment of funds held in payment accounts).

Our risk management procedures are continuously and consistently reviewed by our management and are fundamental to our ability to achieve our strategies.

We are primarily subject to the following risks:

Credit risk

Credit risk is defined as the possibility that a counterparty will not fulfill its obligations to us (whether pursuant to an agreement or a financial instrument), resulting in a loss of expected cash receipts or a financial loss.

Our credit risk arises from our cash, cash equivalents, financial investments, acquirer and card issuer receivables, other receivables and consumer loans.

•        cash and cash equivalents:    credit risk related to deposits and investments in financial institutions are managed by our risk and treasury departments, with priority being given to amounts on deposit in institutions assessed “AAA” ratings by rating agencies (Moody’s, S&P or Fitch). Based on our risk assessment, our expected credit loss is not material since our accounts receivable are mainly highly liquid investments and operational accounts approved by large financial institutions that have a low overall risk level based on ratings assessed by major credit rating agencies. Moreover, these financial institutions are the legal obligors in respect of these accounts receivables.

•        financial investments:    these primarily relate to bonds issued by the Brazilian federal government and reverse repos collateralized by bonds issued by the Brazilian federal government. There is no significant expected credit loss recognized for these assets.

•        acquirer and card issuer receivables:    we recognize amounts we receive from acquirers related to our operations as a sub-acquirer and from card issuers related to our activities as an acquirer and also when our consumers use our app to make payments using an on-boarded credit card. These receivables are payable in up to twelve monthly installments. As a result, we are exposed to the risk of default by the acquirers and card issuers.

As a sub-acquirer, we use Brazilian acquirers (such as Stone, Cielo and GetNet), and we seek to avoid concentration in any single acquirer and to increase financial efficiency. As an acquirer, we process transactions with a number of card issuers.

We use only acquirers authorized, supervised and monitored by the Brazilian Central Bank, taking into consideration minimum equity requirements for the transaction, and which have been assessed a “AAA” domestic rating by rating agencies (Moody’s, S&P or Fitch). The acquirers may default on their financial obligations due to a lack of liquidity, operational failure or other reasons. In these situations, we can be held liable to pay receivables to businesses without having received the applicable amounts by the acquirer. Through the date of this prospectus, we have not suffered any losses on receivables from acquirers.

Our management does not expect that we will incur any significant losses from non-performance by these counterparties in excess of the amounts that we have recognized as chargebacks.

Credit card issuers are supervised by the Brazilian Central Bank. The payment processing networks (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Furthermore, acquirers and issuers have instituted other risk mitigation measures:

•        amounts due within 27 days of the original transaction, including those that fall due with the date of the first installment of installment receivables, are guaranteed by the payment processor in the event that the legal obligors do not make payment.

•        tools for mitigating operational failures, such as fraud prevention, among others.

As of March 31, 2024, we had an amount receivable totaling R$163.5 million (R$138.5 million as of December 31, 2023) from the acquirers and R$2,983.2 million (R$2,966.0 million as of December 31, 2023) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, we made a provision for expected credit losses in the amount of R$7 thousand (R$4 thousand as of December 31, 2023).

•        consumer loans:    includes (i) loans that are portfolio of personal loans, FGTS loans and public payroll loans beginning in October 2023, and (ii) credit card transactions made in one-payment or multiple installments with interest and without interest, beginning in January 2024, for certain consumers who meet credit performance criteria. Personal loans are the borrowing a fixed amount of money to pay for a variety of expenses and then repaying those funds in regular payments or installments over time. Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments. This credit enhances financial assets as they are linked to client pay-roll directly, which means that the client paycheck is automatically discounted of the loans installments. FGTS loans are collateralized by deposits held in government accounts.

•        credit card limit risks including undraw limit risk:    includes pre-approved credit card limits that were not yet taken by credit card consumers. As of March 31, 2024, we had R$3.4 billion of undrawn credit card limits off-balance.

As of March 31, 2024, we had a provision for expected credit losses in the amount of R$112.9 million (compared to R$14.3 million as of December 31, 2023).

•        other receivables:    relate mainly to transactions involving related parties that are based on terms and conditions negotiated with our related companies. As of March 31, 2024, we did not record any impairment loss on accounts receivable related to the amounts due from related parties as we understand that no significant credit risk arise in connection with outstanding balances.

As a result of the nature of our financial services and the counterparty related to our receivables and investments, we have not observed any significant credit risk increase. Additionally, we do not have any credit-impaired financial assets.

The table below presents our maximum credit risk exposure from our financial assets:

	As of March 31, 2024	As of December 31, 2023
	(in millions of R$)
Cash and cash equivalents	5,105.3	7,379.0
Financial assets measured at fair value through other comprehensive income	2,077.5	2,574.9
Financial investments	2,077.5	2,574.9
Financial investments at fair value through profit or loss	1,335.0	176.7
Financial investments	1,335.0	176.7
Financial assets measured at amortized cost	7,131.3	4,116.0
Financial investments	—	—
Trade receivables	3,003.1	3,429.6
Consumer loans	3,590.6	560.5
Other receivables	537.6	126.0
Pre-approved credit card limits	3,731.8	—
Total	19,380.9	14,246.6

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable variations in market valuations.

As of March 31, 2024, we had entered into certain derivative financial instruments strictly for economic hedging purposes. We have adopted a policy that prohibits us from entering into derivatives for speculative purposes.

Such risks are identified, quantified, mitigated, regulated, and reported in accordance with our exposure to market risk guidelines defined during our governance process. Moreover, these limits are immediately and independently monitored by our commercial departments.

With the purpose to monitor and control such market risks, we adopt several methods, including stress scenarios, sensitivity — delta variation (DV), exposure mismatches (GAP), and interest rate risks (IRRBB).

Interest rate risk

Interest rate risk is the risk of potential changes in interest rates adversely affecting the value of a company’s assets, liabilities, or future cash flows.

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in the current benchmark, interest rates or in the index. Mathematically, the DV01 measures the change in the value of fixed interest rate portfolio for every one basis point (one basis point is equal to 0.01%) change in the benchmark interest rate.

DV01 – As of March 31, 2024
(in R$ million)
Fixed interest rate financial instruments	(352)	(4)	16	(341)
DV01 – As of December 31, 2023
(in R$ million)
Fixed interest rate financial instruments	(120)	(6)	22	(104)

Moreover, we measured our sensitivity to changes in the relevant risk variables that were reasonably possible at the applicable date. The reasonably possible risk variation considered an increase in 10% and a decrease in 10% in the benchmark interest rate. For fixed rate instruments, the table below presents the sensitivity of the fair value of to the reasonably possible change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense (assuming no other changes to balance or rates during this period).

	Rate risk	Total portfolio amount	Basic interest rate shock
			10%	-10%
As of March 31, 2024
Type
Financial assets
Government Bonds – LFT	SELIC	3,403,421	36,587	(36,587)
Short term investments	Fixed Rate	1,774,341	19,074	(19,074)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	1,402,114	15,073	(15,073)
Loans	Fixed Rate	3,590,605	38,599	(38,599)

Financial liabilities
Payment accounts	CDI	(2,027,754)	(21,798)	21,798
CDB’s	CDI	(13,551,691)	(145,681)	145,681
Futures Contract – CDI Rate(1)	CDI	(1,176,934)	(12,652)	12,652

As of December 31, 2023
Type
Financial assets
Government Bonds – LFT	SELIC	2,124,660	24,965	(24,965)
Reverse repurchase agreements – Financial Treasury Bills (LFT)	Fixed Rate	2,416,701	31,490	(31,490)
Government Bonds – LTN	Fixed Rate	618,664	7,251	(7,251)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	3,810,450	24,501	(24,501)
Loans	Fixed Rate	554,162	8,452	(8,452)

Financial liabilities
Payment accounts	CDI	(943,864)	(12,299)	12,299
CDB’s	CDI	(12,368,426)	(161,161)	161,161
Futures Contract – CDI Rate(1)	CDI	(1,292,928)	(15,192)	15,192

____________

(1)      Futures Contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

Exchange risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

We are subject to payment obligations related to suppliers regarding services and software licenses that are denominated in foreign currency and checking accounts in U.S. dollars in connection with our international transactions. The existence of these exposures mitigate some of the volatility in the foreign exchange market given the fact that they move in opposite directions. Consequently, transactions and financial commitments in currencies other than the local currency are managed more effectively.

The table below sets forth a sensitivity analysis of our exposure to foreign exchange variations as of March 31, 2024 and December 31, 2023, assuming all other variables remain constant.

	As of March 31, 2024
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	18	2	(2)
	As of December 31, 2023
			Basic interest rate shock
Type	Rate risk	Total Exposure	+10%	-10%
	(in R$ million)
Trade payables	Dollar	46	4	(4)

Hedge accounting

We hold portfolios of customers’ lending at fixed interest rates, which creates market risk due to changes to the Brazilian benchmark interest rate. Therefore, with the purpose to protect the fixed rate risk from CDI variation, we entered into future DI contracts to offset the market risk, and applied hedge accounting to eliminate differences between the accounting measurement of our derivatives and hedged items which are adjusted to reflect changes in the CDI.

In accordance with our hedging strategy, we adopt the “portfolio layer” method.

This method allows us to use part of our portfolio of financial assets as a fair value hedge during the hedging period in the occurrence of events such as prepayment, default or sale of operations. The interest rate risk arising from layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed on the basis of DV01.

We calculate the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitor in a timely manner the hedge ratio, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in our hedge documentation.

The effectiveness test for hedge is performed in prospective and retrospective manners. In the prospective test, we compare the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedge item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in our condensed consolidated interim financial statements of profit or loss in “Interest income and gains (losses) on financial instruments — financial assets at fair value”. In addition, the cumulative fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in our consolidated statement of financial position.

	March 31, 2024
	Total amount of hedged item	Fair Value Adjustment to the Hedge Object		Hedging Instrument Variation in fair value
Type		Asset	Liability
	(in R$ millions)
Interest Rate Risk
Interest Rate Contracts – Future – Credit Card	—	—	—	—
Interest Rate Contracts – Future – FGTS Loan	93.0	0.1	—	(0.1)
Total	93.0	0.1	—	(0.1)

Liquidity risk

Liquidity Risk is the risk that we do not have sufficient liquid resources to honor our financial commitments due to a mismatch in terms of volume between the receipts and payments provided for in our cash flow.

Our liquidity management processes include:

•        cash liquidity monitoring: daily update of our administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        minimum cash limits: establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

Our projected cash flow is generated and monitored daily by our treasury department to ensure that we have the required resources to meet our financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential for the projection and management of cash flow, ensuring that we have the necessary resources to settle our obligations.

As a cash management measure, our treasury invests surplus funds in highly liquid and low risk assets. We do not have assets pledged as guarantees for loans, financial operations or contractual obligations.

Liquidity risk refers to our ability to meet both expected and unexpected obligations, without disrupting daily operations or incurring significant losses.

In order to mitigate such risks, our management has adopted a diversified approach to financing, in addition to its main base of deposits. We have implemented a liquidity risk management policy, which involves the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of uncommon events on our finances and we have a contingency plan to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of our liquidity management strategy.

As part of our cash flow management, our treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. We do not use our assets as collateral for loans, financial transactions or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that we have adequate resources to meet our obligations. For additional information regarding the contractual maturity of our lease liabilities, see note 19 to our audited consolidated financial statements included elsewhere in this prospectus.

We measure the expected turnover of third-party funds CDB to be replaced in a monthly basis for a 12 months period, which is determined by the historical weighted average outflow volume of the portfolio over a monthly basis.

The table below shows our expected maturities as of the dates presented:

Liabilities

	Maturity as of March 31, 2024
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds – payment accounts	831.3	—	831.3
Third-party funds – CDBs(1)	11,728.4	991.9	12,720.4
Trade payables	2,027.8	—	2,027.8
Total	14,587.5	991.9	15,579.4

Liabilities

	Maturity as of December 31, 2023
	Less than 1 year	More than 1 year	Total
	(in millions of R$)
Third-party funds – payment accounts	807.7	—	807.7
Third-party funds – CDBs(1)	11,595.4	909.2	12,504.6
Trade payables	648.6	—	648.6
Total	13,051.7	909.2	13,960.9

____________

(1)      The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out in a conservative manner. The methodology adopted provides for an Average Redemption Curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of our liquid liabilities.

Fraud Risk

We are exposed to several operating risks, the most relevant of which is the risk of fraud arising from undue, illegal or criminal activity that causes a financial loss to a party in connection with a financial transaction effected through our platform. Credit card fraud includes the unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as the misuse of the user payment account. Within this context, we are exposed to losses due to transaction chargebacks (i.e., cancellations).

The chargeback process begins when a user effects a transaction via credit card through our platform and, for reasons unrelated to us, contests the transaction with the card issuer, which forwards the contested transaction to the merchant acquirer, which cancels the transaction, reducing the volume of payables due to us.

We have departments dedicated to preventing fraud through anti-fraud processes and strategies and the real-time monitoring of transactions that use payment wallet balances or credit cards for paying bank payment slips, or making withdrawals or transfers between consumers. As a result of this monitoring, we identify, approve or decline transactions effected through our platform.

As set forth in the chart below, over the past two years, we have observed a notable improvement in our chargeback levels following investments we have made in fraud prevention systems and improvements made to our entire KYC (know your customer) process. As of March 31, 2024 and December 31, 2023, the percentage of chargeback amounts over total credit card TPV in our ecosystem reached 0.1%:

Chargeback over Credit Card TPV (1Q21 — 1Q24, %)

Our Unit Economics

Consumer Acquisition Costs (CAC)

We define consumer acquisition cost as the sum of marketing expenses (performance media (such as Google and Facebook) and member-get-member (MGM) (referrals), divided by new consumers acquired during the period).

The chart below illustrates (1) our cumulative contribution margin per consumer, which is the incremental profit we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis and (2) our average payback period, which is the average amount of time it takes for us to recoup our consumer acquisition costs, for each cohort from the first quarter of 2022 to the fourth quarter of 2023. We define contribution margin as the sum of net revenue from operating activities and financial income, less variable costs (consisting of operating costs, prevention costs, processing fees, costs related to PicPay Card production and issuance, incentives, account remuneration and operating losses). Our CAC totaled an average of R$11.6 or less than US$2.3 dollars (based on the real/U.S. dollar exchange rate of R$4.9962 per US$1.00 as of March 31, 2024) over the aforementioned period. We analyze all of this data on a per consumer basis taking into consideration the number of consumers acquired in the initial quarter applied throughout the entire period of analysis.

On average, we have been able to recover our CAC within 12 months, while continuing to increase our revenue and expand contribution margins significantly thereafter. Moreover, new cohorts are reaching breakeven, on average, in 9 months. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers using the “LTV/CAC ratio.” We believe our strong payback dynamics and revenue retention rates are supported by our high consumer engagement and low churn, as well as our ability to scale and monetize new products and services.

Cumulative Contribution Margin per Consumer
(cohorts from 1Q22 to 4Q23)

Consumers

Active consumers are an important measure of the reach and adoption of our products and are directly correlated to the growth of our business. We reached 36 million quarterly active consumers as of March 31, 2024, an increase of 12% compared to the first quarter of 2023. Our consumer base grew at a CAGR of 69% from 2019 to 2023. We define a quarterly active consumer as any consumer that has accessed our app or made at least one financial transaction during the quarter or that held deposits in their digital wallet during the quarter.

The chart below sets forth the evolution in our quarterly active consumers for the periods presented:

Quarterly Active Consumers
(in millions)

Cross-Selling Strategy

As we further improve our platform and expand our ecosystem by introducing new products and services, not only do older cohorts accelerate their adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster. As shown in the chart below, the 2023 cohort took four quarters to adopt, on average, three products, while the 2019 cohort took, on average, seven quarters to adopt the same number of products. We measure our cross-selling index by calculating the average number of products transacted in the quarter grouped by annual cohorts. This metric includes all products from the digital wallet, financial services, investments, and services.

The chart below sets forth the evolution of our cross selling index for the period presented:

Cross-Selling Index(¹)
(average number of products transacted in the quarter/user)

____________

Note:

(1)      Weighted average of product use per annual cohort.

Adoption of Monetizable Products

A more comprehensive portfolio of products and services along with an improved cross-selling strategy that is focused on personalized product offerings tailored to each consumer’s needs generally drives the increased adoption of monetizable products over time. As shown in the chart below, approximately 40% of our older cohorts were onboarded through non-monetizable products. After five quarters, however, approximately 74% of our consumers adopt at least one monetizable product per quarter. We intend to continue to accelerate investments that are aimed at cross-selling more monetizable products.

Aggregate Cohort Evolution of Monetizable Product Adoption(1)

____________

(1)      Considers all cohorts from 1Q18 to 4Q22. Does not include 2023 cohorts as they had not reached at least 5 quarters of maturity.

Transactions by Quarterly Cohort

Additionally, we have observed that our cohorts consistently increased the number of transactions they effect monthly through our platform, as shown in the chart below. The average number of monthly transactions per active consumer was 26 during the three months ended as of March 31, 2024. Taking into consideration our most recent cohorts, particularly those that were onboarded on our platform during 2023, those achieved more than 20 monthly transactions, on average, in less than four months of existence, which reflects the higher and faster adoption of our product by consumers in our ecosystem.

Number of Transactions per Month by Quarterly Cohort

Primary Financial Services Platform

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly selecting us as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. We consider ourselves as the primary financial services provider relationship for active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

As of March 31, 2024, 26% of our active consumers from the 2022 cohort onwards, on average, used PicPay as their primary financial services platform, an increase of seven percentage points when compared to the corresponding period in the prior year. Cohorts with less than one year of existence total 31% of consumers that choose PicPay as their primary financial services platform, while older cohorts total more than 34% of such consumers, which shows that consumers are becoming more engaged faster as a result of our efforts to improve user experience and provide the best-in-class products and services in line with our consumers’ financial needs. We believe that this metric will continue to increase over the next few years.

Percentage of Active Consumers that Use PicPay as Their Primary Financial Services Platform by Monthly Cohort

Cash-in Evolution

Our digital wallet is our most mature product offering and the foundation of our growth strategy. It was designed to enable consumers to perform several kinds of day-to-day payments in an easy, frictionless and convenient manner. Consumers can add funds to the balance of their accounts in different ways: (1) electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix; (2) via bank slips (boletos); (3) by receiving funds via P2P payments; (4) payroll portability; (5) contracting loans; or (6) transferring funds from other banks in app through Open Finance (in which case, PicPay serves as a payment initiator).

We have experienced a significant increase in monthly cash-in over time, first driven by the introduction of Pix, which created a better experience for digital payments and transfers and significantly reduced the friction of adding funds to the PicPay digital wallet and accelerated as we evolved to a broader financial and non-financial platform, communicating new features and use cases and gradually gaining more consumer confidence.

As shown in the chart below, total cash inflow increased 76% from R$46.9 billion for the three months ended March 31, 2023, to R$82.3 billion for the three months ended March 31, 2024. Taking into consideration the cash-in evolution since the first quarter of 2022, this represented an increase of 211%. We believe this further demonstrates our ability to increase the percentage of active consumers that use PicPay as their primary financial services platform.

Total Cash-in Evolution
(R$ billion)

Total Payment Volume (TPV)

We use total payment volume (TPV) to assess the volume of financial transactions that take place in our ecosystem. TPV is defined as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, completed on our platform.

For the three months ended March 31, 2024, total TPV reached R$89 billion, an increase of 61% compared to R$55 billion in the corresponding period in 2023. TPV reached R$271 billion in 2023, an increase of 38% compared to R$197 billion in 2022. We believe that our total TPV performance was positively impacted by our ability to launch and scale products and services at a fast pace, contributing to the increased engagement of our consumers, as many of them began to use PicPay as their primary financial account.

Total TPV Evolution
(R$ billion)

Cumulative TPV Evolution by Consumer Cohort

We measure TPV by consumer cohort to assess the volume of transactions that take place in our ecosystem for each cohort. The following chart reflects the evolution of TPV generated by consumers in a particular fiscal year and their contribution over time. The combination of our business model and the strength of the value proposition we bring to our consumers has resulted in the extension of the lifetime of our consumer base. Almost all of our annual cohorts of consumers since 2017 have exhibited meaningful growth:

Cumulative TPV Evolution by Consumer Cohort
(% of TPV)

Quarterly Average Revenue Per Active Consumer, or “Quarterly ARPAC”

An important metric to measure the value we generate on a consumer level across all our quarterly active consumers is our quarterly ARPAC, which is defined as the total quarterly revenue and financial income of consumers divided by the average number of active consumers during the period. The average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period. For the full year, quarterly ARPAC is the total revenue and financial income in the last twelve months divided by four and then divided by the average number of active consumers during the period. The average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period.

Our quarterly ARPAC was R$32.1 in the three months ended March 31, 2024, an increase of 32.3% over our quarterly ARPAC in the three months ended March 31, 2023 of 24.3 per active consumer. The average quarterly ARPAC in 2023 was R$25.9, which represented an increase of 4.9% compared to R$24.7 in 2022. In two years, our quarterly ARPAC increased 53%, reaching R$32.1 in the three months ended March 31, 2024, from R$21.1 in the three months ended March 31, 2022.

We believe that we have a meaningful opportunity to increase our ARPAC given (1) our business diversification, which reflects our ability to launch new products and services beyond digital wallet services, (2) the increase in the pace of adoption of monetizable products by our consumers, (3) the increased pace at which new cohorts onboard and adopt additional products when compared to older cohorts and (4) our offering of credit through selected products, such as PicPay Card and loans, which provide a potential upside to ARPAC through the generation of interest income.

Quarterly ARPAC by Quarterly Cohort

(R$/active consumer)

Additionally, when we consider cohorts with more than four years of existence, we observe a quarterly ARPAC of R$60.1 per active consumer, almost two times higher than the quarterly ARPAC of R$32.1 per active consumer in the three months ended March 31, 2024. Moreover, the average revenue per consumer observed in those cohorts is mainly fee-based. We expect to increase the ARPAC of our consumers as we gain more scale in our credit operations, which has the potential to leverage revenues coming from new and mature cohorts.

Quarterly ARPAC by Cohorts’ Maturity

(R$/active consumer)

Quarterly Average Cost to Serve (CTS) Per Active Consumer

We compare our quarterly average cost to serve (CTS) per active consumer to our quarterly ARPAC to assess our consumer economics in a given period. We define the average cost to serve per active consumer as the sum of cost of sales and services, selling expenses (excluding performance media and member-get-member), administrative expenses, financial expenses (excluding cost of funding), and other expenses (which is calculated as the sum of these expenses in the quarter) divided by the average number of active consumers during the period. The average number of active consumers is defined as the average of the number of active consumers on the period end date of the immediately prior period and the number of active consumers on the period end date of the current period.

Our quarterly average cost to serve was R$18.1 (US$3.6 based on the real/U.S. dollar exchange rate of R$4.9962 per USS1.00 as of March 31, 2024) per active consumer in the first quarter of 2024, an increase of 27.9% compared to R$14.1 (US$2.8) per active consumer in the first quarter of 2023. On a monthly basis, i.e. average cost to serve per active consumer divided by three, our CTS reached R$6.0 (US$1.2, based on the real/U.S. dollar exchange rate of R$4.9962 per US$1.00 as of March 31, 2024) per active consumer in March 2024, compared to R$4.7 (US$0.9) per active consumer in March 2023. The increase in our CTS is mainly due to (i) higher personnel expenses related to the payment of annual incentives, (ii) increase in technology expenses, and (iii) increase in marketing expenses during the period.

Quarterly Average Cost to Serve (CTS) per Active Consumer
(R$/active consumer)

As illustrated in the chart below, we have the lowest cost to serve per active consumer among digital banks and incumbent banks and a strong potential to increase our ARPAC since we are moving away from a fee-based model, in which we only distributed third-party partners’ products, to a hybrid-model, accelerating our own credit offering.

____________

Source: Company and publicly available information from other companies.

Notes:

(1)      Quarterly cost-to-serve refers to 2023 total cost to serve divided by four quarters and divided by the total average active consumer during the period. Cost-to-serve is calculated according to PicPay’s methodology.

(2)      Quarterly average ARPAC refers to 2023 total revenue and financial income divided by four quarters and divided by the total average active consumer.

Consumers with Deposits

We track the number of consumers with deposits to assess the trust our consumers place in us to maintain funds in our platform. We define consumers with deposits as those who hold a balance in their payment account and/or “piggy banks” (“cofrinhos”) as of the end of a fiscal quarter.

The number of consumers with deposits was 24.3 million as of the end of the first quarter of 2024, a growth of 9.2% compared to 22.3 million as of the end of the first quarter of 2023.

Consumers with Deposits
(in millions)

Deposits and Cost of Funding

We have experienced a substantial increase in our aggregate deposits over the years. We monitor deposits as they are important sources of funding for our operations. We define deposits as the balance of the payment account and/or “piggy banks” (cofrinhos) held by consumers on our platform. As of December 31, 2023, our consumers had an aggregate balance totaling R$12.9 billion in deposits, an increase of 30% compared to R$9.9 billion as of December 31, 2022.

Cost of funding is the interest rate we pay over (1) outstanding wallet balances held in our consumers’ accounts (in accordance with our own internal policies and procedures) and (2) time deposits. Although we experienced higher interest rates during 2023, we managed to lower our cost of funding upon (1) successfully obtaining our multi-purpose bank (banco múltiplo) license, which was transferred without cost to us from J&F Participações in February 2022 (see “Business — Our History — Recent Acquisitions and Corporate Transactions”) and which enabled us to utilize a significant portion of our wallet balances and time deposits to fund our operations and (2) the implementation of changes in our account remuneration policy (i.e., we pay remuneration to consumer accounts only after 30 days or for amounts that are fully invested in our “piggy bank” product). Our cost of funding decreased to 88% of CDI for the three months ended March 31, 2024 from approximately 213% of CDI for the three months ended March 31, 2021, as set forth in the chart below.

Deposits and Cost of Funding
(R$ billion and % over CDI)

Business

Our Mission and Vision

At PicPay we believe financial services should be mobile, frictionless, and instantaneous. Our mission is to empower consumers and businesses across Brazil with innovative solutions to redefine the way people manage their daily finances. We break down the barriers to traditional financial services and are driven by a vision of a future where financial services are accessible for all. We are committed to simplifying financial transactions, fostering economic inclusion and providing the tools and resources for people to achieve their financial goals.

We believe technology is a force for positive change and we leverage it to create a more inclusive and equitable financial ecosystem. Since our inception, we have been dedicated to making payments and banking seamless and secure for both consumers and businesses. We believe we are paving the way for the future of finance in Brazil, inspired by the transformative impact for millions of people, with a commitment to driving financial empowerment for all.

Our Company

PicPay Brazil was founded more than ten years ago in the city of Vitória, in the State of Espírito Santo, Brazil, as a peer-to-peer (P2P) transfer platform to provide a seamless digital payment solution in a country where making payments historically was cumbersome, slow and costly. Our user-friendly solution allowed individuals to send money easily via their mobile phones any time of day, which caught the attention of millions of consumers. In just a few short years, we believe we became one of Brazil’s leading digital wallets by number of consumers, according to information provided by the Brazilian Central Bank.

After our early success with P2P payments, we noticed a gap in the broader payments ecosystem and broadened our lens to focus on improving the relationship between consumers and businesses within our platform, which led us to build a two-sided ecosystem, servicing both consumer and business customers. We believe we were one of the first financial services companies to provide QR Code payments for businesses in Brazil, allowing our consumers to seamlessly make payments by scanning a QR Code, either in-store or online.

As we grew as a company, so did the financial needs of both our consumer and business customers. We continued to innovate and deliver new solutions to address their respective needs, launching various payments, credit and insurance products, making PicPay a complete financial platform, and, in the process, further expanding our addressable market in Brazil, comprised of both financial and non-financial services.

Eventually our ambitions grew beyond payments, leading us to seek to revolutionize how Brazilians manage and interact with their finances. We launched and scaled products and services for consumers to address several needs, including:

•        Digital Wallet and Banking:    incorporated Pix (the Brazilian Central Bank’s instant payment system), bill payments, peer-to-peer (P2P), person-to-merchant (P2M) and buy-now-pay-later (BNPL); and

•        Financial Services:    leveraged a multi-funding financial marketplace to originate and distribute personal loans, PicPay debit and credit cards, public payroll loans, P2P loans, secured auto and other loans, investment products such as CDBs, person-to-business (P2B) loans, equity and fixed income funds and insurance products, including life, digital wallet, moneylender and cell phone insurance.

Concurrently, we have been evolving our business ecosystem beyond QR Code payments. Our business solutions are designed to streamline financial operations for enterprises, offering a suite of tools and features that cater to diverse business needs. These solutions encompass payment acceptance through a comprehensive merchant acquiring platform for online and brick-and-mortar businesses, as well as multiple financial and non-financial services, including:

•        Acquiring & Banking:    businesses can accept payments from consumers through PicPay using (1) a proprietary QR Code, (2) in-app, via P2M, Pix or a payment link, (3) point-of-sale terminals owned by third-party merchant acquirer partners, (4) e-commerce captured through our online payment checkout (e-wallet) directly integrated with consumers’ PicPay e-wallet, and (5) our own point-of-sale terminals.

We intend to continue to strengthen and grow our payments solutions suite for businesses as well as offer complete business bank accounts, debit and credit cards, prepayment options and working capital solutions; and

•        Corporate Benefits and Payroll:    solutions for employees and human resources departments, such as vouchers to employees for meals, transportation and other benefits, payroll advances and payroll accounts.

Another strategic pillar is Audiences and Ecosystem Integration. The integration of consumers and businesses is essential to increase engagement and monetization of both sides of our ecosystem. We intend to leverage our consumer base by offering complementary and monetizable products, such as phone top-ups, digital goods and partnerships with mobile network operators at the PicPay Shop. For businesses, we intend to gain more traction from our Ads solutions, through our in-app display solutions and customer relationship management (CRM) channels, amplifying leads for thousands of businesses through our platform.

The graphic below illustrates our evolution from 2018 to 2023:

Through our unique two-sided open ecosystem, we provide value to our consumers and businesses in many ways, such as the following:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial products, such as cards, loans, insurance and investments, as well as non-financial services, including gift cards, transportation or mobile phone recharges (top-ups), online shopping and more.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services (such as credit, insurance and investment products), allowing them to benefit from the significant data that we have collected to provide more relevant and customized offerings targeted at the individual consumer’s needs

Connecting consumers and businesses enables us to offer a unique end-to-end product experience through the offer of a wide range of financial and non-financial services in a single app, while gaining valuable insights into both consumer behavior and business performance.

The graphic below illustrates our two-sided ecosystem encompassing solutions for both consumers and businesses:

We have built a strong brand reputation among Brazilians since inception, ranking first among payment apps in share of monthly active users with an average for 2023 of 28%, placing us ahead of Mercado Pago and Pagbank, among others, according to Data.ai, as illustrated below:

Payment Apps — Share of Monthly Active Users
(average for 2023, %)

In August 2023, we launched our new marketing campaign reflecting a new phase for us. The campaign marked our return to national media (digital, offline and out-of-home). With a broader and more holistic portfolio, combined with our well-established brand, our goal was to raise awareness of PicPay beyond its digital wallet and day-to-day payment capabilities and showcase our comprehensive package of financial products and non-financial products and services, including credit cards, investments, the PicPay Shop, attractive interest rates on deposits, credit, as well as products for businesses.

This campaign positioned us not only among digital wallets and payment apps but also amongst other digital financial services players. PicPay was ranked second in the independent survey of the most popular digital banks/digital wallets in Brazil conducted by Mobile Time/Opinion Box in September 2023.

When asked which banks/digital wallets people had an account that they transacted through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%), as illustrated below:

Additionally, PicPay was ranked among the most popular apps people keep on their home screens across all categories, along with well-known companies such as Twitter (which had its name changed to “X” after such opinion surveys), Shopee, Mercado Livre, Itaú, and Santander, according to an independent public survey conducted by Mobile Time/Opinion Box in December 2023.

DEC
2023
PANORAMA
Mobile Time/Opinion Box

Use of apps in Brazil

Chart 10

Proportion of presence on the home screen over the Brazilian smartphone base

TOTAL: 3,681 apps mentioned

Question: List which apps you have downloaded appear on your smartphone home screen today. Consider the home screen to be the one that appears right after turning on your smartphone. You can list up to 20 apps.

Sample: 2.029 Brazilians with smartphone and have downloaded one app. P.S. apps present on the home screen of at least 2% of national smartphones were included in the radar.

Presence on the national home screen

50% or more (superapps)
Instagram, Whatsapp

30% to 49% of smartphones
Facebook

10% to 29% of smartphones
Banco do Brasil, Caixa, Gmail, Nubank, Spotify, Shopee, Telegram, TikTok, Uber, YouTube

5% to 9% of smartphones
99, Amazon, Bradesco, C6 Bank, Chrome, Google, iFood, Inter, Itaú, Kwai, Livelo, Mercado Livre, Netflix, PicPay, Santander, Shein, Smiles, X (Twitter), Waze

Between 2% and 4%
Abastece Aí, Azul Linhas Aéreas, Alexa, Americanas, Booking.com, Canva, Casas Bahia, Deezer, Dotz, Duolingo, Esfera, Globoplay, Gol, Google Maps, Gov.br, Hotmart, iti Itaú, Latam Pass, LinkedIn, Magazine Luiza, Méliuz, Mensagens, Mercado Pago, Messenger, Meu TIM, Minha Claro Móvel, Oktoplus, OLX, Outlook, Pagbank Pagseguro, Pinterest, Prime Video, RecargaPay, Serasa, Shell Box, Vivo, XP Investimentos, Zoom

Our History

PicPay Brazil was founded in 2012 in Vitória, in the state of Espírito Santo, with the goal of introducing instant payments among consumers and businesses in Brazil.

In 2015, Banco Original, which is controlled by J&F Participações and was the first digital bank in Brazil focused on wholesale, corporate and agribusiness, acquired PicPay. In the same year, Banco Original also entered the retail segment to further diversify its business model.

In 2017, PicPay Brazil was spun off from Banco Original and J&F Participações became the controlling shareholder of both entities.

As we continued to grow our business, driven by a strong nationally recognized brand, we started to offer more financial and non-financial products and services, expanding within the retail segment.

Recent Acquisitions and Corporate Transactions

On July 20, 2021, PicPay Brazil acquired all of the share capital of Guiabolso and its subsidiary Guiabolso Pagamentos from Guiabolso (Cayman) Ltd. and Guiabolso LLC. The purchase price was R$135.0 million, all of which was paid in cash. Guiabolso is a personal finance app that uses data intelligence to offer financial products on its portal to its users.

On February 25, 2022, J&F Participações contributed all of the shares of PicPay Bank (formerly known as Banco Original de Agronegócio S.A.) to PicS Holding (formerly known as PicPay Holding Ltda.). In consideration for this contribution, PicS Holding issued 146,900,768 of its common shares to J&F Participações. On May 26, 2022, the Brazilian Central Bank approved the change in the name of Banco Original de Agronegócio S.A. to PicPay Bank. As a result of this transaction, PicPay Bank became a wholly-owned subsidiary of PicS Holding. PicPay Bank holds a multi-purpose bank (banco múltiplo) license which allows us to directly offer a range of banking products to our consumers.

In September 2022, in connection with the expansion and corporate reorganization of the companies comprising Banco Original, Crednovo underwent a corporate reorganization through which Crednovo ceased to be a wholly-owned subsidiary of J&F Participações and became a wholly-owned subsidiary of PicS Holding. This reorganization was implemented through a capital increase by J&F Participações in PicS Holding, through which J&F Participações subscribed for 26,000,000 common shares of PicS Holding.

On January 23, 2023, J&F Participações transferred all of its shares in Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “Liga Invest,” a brokerage firm and securities dealer, to PicPay Brazil for R$27.4 million. As a result of this transaction, Liga Invest became a wholly-owned subsidiary of PicPay Brazil. On January 24, 2023, PicPay Brazil made a capital contribution of R$25.0 million to Liga Invest in exchange for 25,000,000 common shares of Liga Invest. On May 3, 2023 Liga Invest changed its name to PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda.

On February 2, 2023, our subsidiary Guiabolso acquired all of the quotas in BX from BX Business LLC. The purchase price was R$9.5 million with earn-out consideration in an amount equal to 25% of BX’s future net profit for each of the years in the five-year period ending December 31, 2027 up to a maximum amount of R$70.0 million, subject to certain terms and conditions. BX is active in the Brazilian payroll loan market for public sector employees and business process outsourcing for back-office payroll loans. This acquisition helped us to broaden our financial ecosystem by expanding our financial products offering to our consumer base.

Also in February 2023, we entered into the corporate benefits business, which includes offering flexible vouchers (including employee meal and transportation vouchers, among others), payroll advances, balance sharing between PicPay’s consumers and payroll management. Through this new business, PicPay consolidates advantages for both employees and human resources departments on a single platform.

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. This integration also accelerated the delivery of certain products, such as special account limit, salary account, joint account, and platinum and black credit cards. We launched additional products, including a rewards program, secured personal loans (investments and payroll), investment funds and private pension funds, among others. Moreover, this integration added 1 million active consumers to PicPay. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024.

Discontinuation of Cryptocurrency Activities

In July 2022, we gave our consumers the ability to hold cryptocurrency assets on our platform. These assets are legally held by a third party custodian. As of December 31, 2022, consumers held cryptocurrency assets on our platform with a fair value of R$12.7 million (US$2.4 million). In October 2023, we began to wind down our cryptocurrency activities and no longer allow our consumers to deposit new cryptocurrency assets in their wallets. In addition, we required our consumers with existing cryptocurrency balances to transfer their remaining cryptocurrency assets out of our wallet or liquidate their balances by December 11, 2023. Accordingly, we no longer host any cryptocurrency assets or offer any cryptocurrency services on our platform.

The charts below show our evolution and corporate structure:

Current Corporate Structure

J&F
100%
100%
PicPay
Retail Operation
Banco ORIGINAL Empresas
Wholesale, Corporate & Agribusiness

Our Two-Sided Ecosystem

Our Consumers

According to our internal data as of March 31, 2024, our consumer base primarily consists of a younger demographic, with an average age of 34 years. In addition, more than 80% of our consumers are lower-middle to low-income and approximately 73% are located in the Southeastern and Northeastern regions of Brazil. We have approximately 1.2 million high income consumers as of March 31, 2024. Moreover, we also have a meaningful penetration amongst the more affluent demographic, with more than 3 million consumers with monthly gross income above R$10,000 (being less than 5% of the economically active population according to IBGE in 2015), where we expect to enhance our value proposition with the new banking and investment products, and more than 5 million consumers with monthly gross income above R$5,000. The graphic below illustrates certain information about our consumers:

____________

(1)      High income: monthly gross income above R$15,000 or deposits/investments above R$40,000. Upper-Middle Income: monthly gross income between R$4,000 to R$15,000. Lower-Middle & Low Income: monthly gross income between R$0 to R$4,000.

(2)      Census (Censo) 2022 from IBGE.

We believe we are leading the digital transformation wave in Brazil, and possess a national footprint, covering all demographics segments in Brazil. Our ecosystem was built to be a one-stop-shop, aiming to reach the highest number of Brazilians that have access to smartphones and internet, across all ages and social classes. In addition, we believe our strong traction with younger and tech-savvy consumers helps us to achieve higher retention and greater lifetime value (LTV), as we grow with our consumers throughout their lives while they accumulate wealth and reach certain milestones in lives that expand their financial needs.

As we evolve from our digital wallet into a broader platform, offering a larger suite of products and services to our consumers, including banking and investment products, we have started to adopt a more customized approach to our consumer base, moving away from a one size fits all approach in terms of product offerings and promotions, to a tailor made and personalized approach for each consumer segment. This will help us to increase cross selling opportunities and better meet the financial needs for each consumer segment. Currently, our consumer base comprises four consumer segments: Low Income, Middle Income, High Income, and High Income Plus (which are clients with investment over R$100,000), as illustrated below:

Accordingly, we have also evolved our value proposition for each consumer segment. For instance, some consumer segments have different home screens, with personalized product and service offerings, and exclusive support from an account manager, in addition to our 24/7 call center support.

Our Businesses

As of March 31, 2024, approximately 896,000 active businesses accepted PicPay’s payments network. Currently, our business customers are mainly concentrated within: (i) micro and small offline merchants that use PicPay solutions such as QR Code, POS terminals and Pix payments and (ii) online merchants across a wide range of industries and scale, including Uber, AliExpress, Google, Kwai, among others, that accept our PicPay e-wallet on their e-commerce platforms.

The chart below presents an overview of our micro and small business using PicPay solutions to accept payments through QR Code, POS terminals and Pix, by industry sector and region across Brazil:

We have recently completed the integration of our own merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions within our app. We are increasing our acceptance rate across the country and partnering with leading global companies and several other online merchants and platforms from many industries to expand the adoption of our payments solutions and become a fully integrated merchant acquirer player for online merchants.

In the first quarter of 2024, we launched our first POS terminal in the Brazilian market, which included Pix payment. We intend to continue expanding our value proposition to offline merchants going beyond QR Code payments, Pix, and POS terminals and also offer electronic cash registers, or “ECRs,” and tap on phone solutions, which will also create opportunities to offer other financial and banking solutions to service entire lifecycle of our business customers integrated into our ecosystem.

Our Unique Approach

We believe that we have adopted a unique approach in building our business, which we believe will help us expand our ecosystem of consumers, businesses, and third-party affiliate partners, as highlighted below:

•        Open Platform.    We take a flexible open platform approach, enabling integration with any external party who complies with our platform’s terms of use. For consumers, our platform has a multi-funding strategy which allows them to leverage various funding sources for transactions, including not only their deposits and PicPay credit card, but also third-party credit cards registered in our app, and balances pulled directly from other bank accounts or digital wallets through our payment initiation model. Additionally, financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from our data-based consumer behavior metrics to provide more relevant and customized offerings targeted at individual consumers’ needs. Similarly, our open platform also allows merchants to integrate their websites to sell products and services to our consumer base at the PicPay Shop.

As our business evolved beyond the digital wallet, we have incorporated multiple partners to distribute products and services through our platform, including loans, insurance, foreign exchange, bill payments and e-commerce, among others. The figure below illustrates the evolution of our portfolio and includes logos of some of our partners that are integrated into our app, in order to offer their products and services to our consumers.

Evolution of our Open Platform

•        Two-Sided Ecosystem.    At its core, PicPay is a two-sided ecosystem creating a bridge between both consumers and businesses. Our platform enables consumers to make payments, investments, and leverage a broad array of essential financial services all in a single app. At the same time, we also enable payment acceptance, as well as other essential financial and non-financial solutions for businesses, such as a complete digital account and prepayment of receivables.

This flexibility, combined with our user-friendly interface transforms the way consumers interact with financial services. Whether it is a consumer looking for streamlined payment alternatives or a business eager to tap into new revenue streams, our two-sided ecosystem propels growth and financial possibilities for all, due principally to the following factors:

•        Consumers can access a wide range of products and services, including day-to-day payments, financial services, such as cards, loans, insurance, and investments, as well as other services including gift cards, cell phone recharge credits (top-ups), online shopping and others.

•        Businesses can receive payments through various modalities (QR Code, Pix, payment link, POS terminals and PicPay e-wallet), access financial services (such as prepayment of receivables, loans, debit and credit cards), have access to a complete digital account for day-to-day payments, offer their products and services on the PicPay Shop, and advertise their products and services within our app.

•        Financial and non-financial institutions can connect to our open platform to distribute their products and services, such as credit, insurance, and investment products, benefiting from a large amount of data that we have collected to provide more relevant and customized offerings targeted at individual consumers’ needs.

•        Open Finance.    Open Finance is one of our core strategic pillars, enabling us to simplify financial management and improve engagement for our consumers and businesses. In 2021, we acquired Guiabolso, a forerunner of Open Banking in Brazil, which provided a complete platform that facilitated and improved people’s financial management by organizing their budget, coordinating payments schedule, expense categorization, and offering financial products. After the integration of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem to improve our product offering across our digital wallet, financial marketplace, investments, services for consumers and financial and non-financial solutions for businesses. Through the consents received, we collect valuable data from consumers including account information, credit card information and financial services contracted with other financial institutions (such as loans), which allows us to provide more financial and non-financial options at competitive rates and send personalized product and service offers. Since we adopted phase 2 of Open Finance in October 2022, we have received more than 7 million active consents from consumers, meaning consumers that opted in to share their financial information from other institutions with PicPay as of March 31, 2024. According to March 2024 data from the Brazilian Central Bank, we are the second largest player in terms of market share of active consents received with 17.0%, only behind Nubank (33.6%) and, ahead of Itaú (11.4%), Mercado Pago (10.0%), Santander (6.9%), Banco do Brasil (5.9%), Bradesco (5.7%) and Caixa Econômica (3.5%). In the first half of 2023, we launched our Account Aggregator product, which enables consumers to integrate and consolidate all of their banking accounts from other financial institutions through Open Finance, on the PicPay app.

•        In February 2023, we received a license from the Brazilian Central Bank to operate as a payment initiator institution, enabling consumers to transfer their money from other financial and payment institutions to PicPay without leaving our app. Since we obtained this license, we have seen an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. We are leaders in payment initiation, with a cumulative volume of more than 1.1 million API requests from April 2023 to March 2024, when we activated payment initiation in the Account Aggregator, based on information provided by Open Finance.org. API requests allow consumers to connect apps to the platform, which then initiates payments directly from their bank account to another bank account, which occurs through the transmission of account information to the API, which then initiates payment on the consumer’s behalf. This allows consumers to complete transactions in the PicPay app including paying bills and making payments via instant payments without having to exit the app. According to our internal estimates and data, when we compare the usage of our consumers who use our Account Aggregator product and our other consumers, there is an increase in both frequency and volume of usage of the app, in terms of number of transactions and total payment volume (TPV). Most of these consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and the potential products and services we may be able to offer are a potentially significant avenue of growth and a key driver of our strategic decisions.

•        Social Network.    Connecting people has been a part of our DNA since our inception, when we launched our P2P payments platform. Since our inception, we have added other social features to our platform, including profiles, direct messaging (including voice messages) and payments (P2P, P2M and bill split) straight from the direct messaging feature. Our social platform is fully integrated with our financial and non-financial services offerings. By analyzing our consumers’ financial behavior and combining such data with their social interactions, we believe we can offer personalized financial recommendations and targeted promotions, enhancing user engagement and satisfaction, increasing our ability to cross-sell additional products and diversifying our revenue streams. Some examples of the integration between our social platform and services offerings are:

•        our consumer support function, which is one of our primary interfaces for client interactions and which also leverages Artificial Intelligence, or “AI,” to solve issues and demands;

•        cross-selling of products and services into the ecosystem, such as offering extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop, product promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card;

•        connection through our two-sided platform by enabling a real time interaction between consumers and online and in-store businesses;

•        online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform; and

•        daily marketing and investment content for our PicPay Invest consumers.

As of March 31, 2024, we had 12 million active social consumers. In the first quarter of 2024, the average spend per active social consumer on our platform was 2.4 times higher as compared to other consumers. Also, in the first quarter of 2024, active social consumers transacted, on average, 3.8 times more than other consumers.

Our Strengths and Competitive Advantages

As a result of our unique approach and scale, we believe we are favorably positioned to continue to grow our business with attractive unit economics and expand our addressable market. We expect that our competitive advantages will continue to strengthen as we scale further and compound over time on the back of our large consumer base, our broad product offering and holistic ecosystem. We believe that the key to our success is based on the main factors described below.

Significant Scale of Customer Base

Our open platform approach combined with a multitude of cash-in (funding) sources and cash-out (payments) methods has allowed us to become one of the largest day-to-day payments apps in Brazil according to the Brazilian Central Bank. We believe that the scale of both our consumer and business customer base provides a sizable opportunity for up-selling and cross-selling our products and services. Our scale also enables us to establish favorable partnerships with financial institutions to provide attractive pricing for our consumers.

Our Unique Digital Wallet Business Model

We have a unique and scaled digital wallet business model, providing a complete hub for day-to-day payments, offering a wide range of payment use cases (bills, Pix, P2P, P2M, top ups) and a multitude of sources of funds, such as account balance, credit cards, payment initiation and buy now pay later, for both consumers and businesses, allowing us to (i) use our complete wallet to add new users with a very low cost to acquire and serve, and (ii) increase customer engagement and collect a lot of critical financial and non-financial data, helping us to cross-sell and upsell new products and services, such as credit products (i.e. PicPay credit cards, collateralized and unsecured loans, BNPL, among others). We collect a massive amount of data from our consumers and businesses through our day-to-day payment app, for example, types of credit cards registered on file (multiple categories), average ticket of payment transactions, source of funds used to pay transactions, deposits, investments, bill payments (utilities, credit card invoices, taxes, consumer bills), among others, in combination with our Open Finance capabilities — such as our account aggregator product, where we consolidate in app all other banking accounts from institutions that our consumers have a relationship with.

We ended the first quarter of 2024 with 36 million active consumers in our digital wallet and more than 36 million credit cards registered on file, capturing a total TPV of R$89 billion, with an average monthly cash-in of R$30 billion, R$13 billion in deposits and 24% of Pix coverage as of March 2024. We have coverage in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 33.1 million Android phones in Brazil, according to Data.ai, a Sensor Tower Company, out of an estimated 121.9 Android phones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed as of March 2024.

Our digital wallet is the foundation of our business model, being the main engine for our business diversification strategy leveraging complementary new businesses and services, mainly (i) our own digital banking business, offering digital credit products such as PicPay credit cards, BNPL, personal loans and collateralized products such as FGTS and public payroll loans and also distributing other products and services from third-party partners such as insurance and (ii) our seller’s acquiring and financial platform, benefiting from more than 36 million credit cards registered in our app and extending the acceptance of our e-wallet among online sellers.

We believe that our scaled and widely adopted digital wallet is a unique asset compared to other relevant digital challengers, and puts us in a unique position to diversify our business model and to accelerate digital financial services distribution for both consumers and sellers.

Our One-Stop-Shop Model.

We believe that we offer a holistic financial platform that is designed to address the daily financial, shopping and communication needs of our consumers, connecting them to each other and to businesses and third-party financial institutions through a simple, intuitive and seamless platform that leverages social features and user experience. By being a one-stop shop for our consumers, we believe that we position ourselves in all stages of the daily lives of our consumers, boosting engagement, retention and cross-selling opportunities while improving user experience.

Our Strong Brand Recognition.

We believe that we have built a highly recognized and trusted brand in Brazil. Our brand was recognized by 85% of Brazilian adults surveyed by Ginger, an independent boutique market research agency, in December 2023. We also ranked first among payment apps in share of monthly active users with an average for 2023 of 28%, placing us ahead of Mercado Pago and PagBank, among others, according to Data.ai. In an independent survey conducted by Mobile Time/Opinion Box in September 2023, PicPay was ranked as the second most popular digital bank/digital wallet in Brazil. When asked which banks/digital wallets people used to transact through an app on their smartphone, approximately 39% of respondents named PicPay, placing us only behind Nubank (51%) and ahead of Mercado Pago (32%), PayPal (26%), and C6 Bank (22%).

Our Powerful Network Effects.

We believe that we benefit from powerful network effects by connecting consumers and businesses, driving accelerated growth of our consumer and business customer base at low costs and driving higher engagement and retention. The two-sided nature of our ecosystem is complementary with each side reinforcing the growth of the other side, building a virtuous value cycle for both consumers and businesses, who are drawn to our platform’s convenience. As more consumers join the platform, more businesses and third-party financial institutions are incentivized to come onboard, which further attracts more consumers. Furthermore, we believe our social network drives user engagement by allowing consumers to connect, interact, and transact with friends, families, and businesses. We believe this reinforces the flywheel effect, as more consumers join the social network, it becomes increasingly valuable to each participant, and motivates them to bring their contacts into the ecosystem.

Our Differentiated Approach To Product Development.

We believe that our decentralized organizational structure and playbook of product development enables us to launch and scale new products and services faster than our peers. PicPay is structured into different business units, in which each unit has full responsibility, autonomy and dedicated squads to run its business on a day-to-day basis, prioritizing the launch of products and services aligned with our corporate strategy, while at the same time being committed to driving increased profitability for the overall company. The chart below shows the evolution of products and services launched since the first half of 2021:

1H21

- Personal Loan
- PicPay Card
- Direct Message Feature

2H21

- PicPay Shop
- Acceptance Through 3rd Party Acquirers

1H22

- Pix Credit
- P2P Lending
- Digital Wallet Insurance
- Credit Score
- Credit Monitoring
- Payroll Portability
- Vehicle Debt Mgmt. (tickets & IPVA)
- Bill Payments Hub
- FGTS Loans
- Integrated QR Code
- International Remit. & Exch.
- Banking License

2H22

- Open Finance Hub
- Personal Finance Management
- Virtual Pre-Paid Card (Merchants)
- P2B Lending
- Piggy Bank
- Cell Phone Insurance

1H23

- Bill Split
- Payroll Loan (BX Blue)
- Additional Card
- Corporate Benefits
- CDBs
- Account Aggregator
- Auto-Secured Loan
- Insurance for Pix Transactions
- Life Insurance
- Merchant Acquiring Platform

2H23

- Salary account
- Secured card
- Investments
- Black and Platinum cards
- Premium Account (PicPay MAIS)
- Underage Account
- BNPL
- Ads

Our Innovative Technology.

We leverage cutting-edge proprietary technology, including AI-driven models, robust security features, and a user-friendly interface, with the purpose to continually enhance the user experience and maintain our competitive edge. Our approach also allows us to embrace new technologies, such as instant payments (P2P, Pix and P2M) and Open Finance without any conflicts of interest. We process many types of transactions, including Pix, which processes over 20,000 payments every minute in connection with more than 65 million Pix keys registered on PicPay as of March 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of October 2023. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. We also rely on a significant amount of proprietary data to drive our decision making on new products, credit analysis, cross selling, incentives and to improve the experience for consumers and businesses.

Our World-Class Management Team.

We believe that we have attracted highly talented and experienced executives from the most successful companies across payments, banking, e-commerce, and technology, who have brought deep expertise and creative ideas in technology development, data analytics, product design, branding, business and people management, corporate strategy and credit underwriting, and are closely aligned with our mission and vision. This is supported by a robust governance structure, consisting of executive committees, including risk, compliance, ethics, anti-money laundering, data security and privacy committees. We believe that our team boasts a deep understanding of the technology and financial services landscape, enabling us to identify strategic acquisition targets that align with our products and services portfolio.

Our Acquisition Strategy And Integration Capabilities

Since 2021, we acquired two companies (Guiabolso and BX Blue), and a technology from Usemobile, a company focused on the development of mobile apps and web systems. We believe our industry expertise, built over the years of PicPay’s existence, together with our open platform fundamentals, empowers us to make informed decisions and target companies that can drive synergies and complement our offerings. Furthermore, our robust project management and integration processes ensure a smooth post-acquisition transition, which includes the efficient assimilation of technology, systems, and people, minimizing disruptions and maximizing realization of operational, revenues and costs gains. For instance, we started offering public payroll loans in our app via BX Blue in April 2023, only two months after the acquisition. Moreover, we launched our own corporate benefits product in less than a year after acquiring technology from Usemobile.

Our Advantaged Unit Economics.

We believe that we operate with favorable unit economics, as evidenced by our ability to recover our consumer acquisition costs, or “CAC,” with cumulative contribution margins, which is the incremental result we generate from our consumers after deducting the costs we incur from their transactions on a cumulative basis, in 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our consumer acquisition efficiency by comparing the lifetime value, or “LTV,” of our consumers to the CAC of those acquired consumers. We believe our favorable payback dynamics and strong revenue retention rates are supported by our ability to deliver high consumer engagement, low churn, and strong ability to scale and monetize new products and services.

Additionally, we have been able to maintain our average cost to serve per active consumer at low levels (R$6.0, or US$1.2, on a monthly basis, based on the real/U.S. dollar exchange rate of R$4.9962 per US$1.00 as of March 31, 2024). This is due to our ability to scale our platform and leverage sustainable cost advantages.

Our Growth Strategies

Our growth strategy is centered on a multi-faceted approach designed to solidify our position as a leading financial services platform in Brazil. We believe that through the initiatives below, we are poised for sustainable growth and are confident in our ability to create long-term value for our investors and stakeholders.

Grow within our consumers’ financial lives.

By adding new products and services to our platform and using our digital wallet to access millions of consumers, we bring more usage with product depth and our app becomes part of our consumers’ daily routine. In the last twelve months, we launched, on average, one product per month, driving higher engagement and decreasing the average time our consumers take to adopt more products. As we further improve our platform and user experience, and expand our ecosystem by introducing new products and services, not only do older cohorts increase the adoption of new products and services, but new cohorts onboard at more mature levels and adopt new products and services faster.

Business diversification.

We are constantly innovating to provide consumers and businesses with access to new payment methods, financial and non-financial services, aiming to diversify our revenue base to other products in addition to our digital wallet. For the full year of 2023, our Wallet and Banking Revenue and Financial Income represented 82% of our total revenue and financial income. We have a unique digital wallet business model, combining a digital and user-friendly hub for day-to-day payments, which creates a very low cost platform to acquire new consumers and sellers and helping us to increase customer engagement and cross-sell new products and services. On top of our digital wallet business, we have the following two main growth businesses with the purpose to diversify our business model: (i) our digital banking business, which introduces new financial services, such as PicPay Cards (credit, debit and secured cards), loans (personal, payroll, FGTS, auto secured), and a wide range of insurance and investments products and (ii) our seller’s acquiring and financial services platform, focused on expanding our e-wallet solution (PicPay’s online checkout) and improve the value proposition offered to brick and mortar SMEs going beyond QR code and Pix payments and offering our full acquiring platform through POS terminals, electronic cash registers (ECRs) and Tap on Phone solutions, which will also create opportunities to offer other financial and banking solutions to service the entire lifecycle of our business customers integrated into our ecosystem.

Continuously improving our financial services marketplace.

We are actively expanding our network of partners, by forging strategic alliances with banks, financial institutions, and investors. In tandem with partner expansion, we expect to increase the share of PicPay credit proprietary products (PicPay credit card, personal loans, secured loans, among others) in our digital wallet and financial marketplace amongst our consumers. The low penetration of our own credit products presents an opportunity for us to enhance the PicPay Card, BNPL, personal loans and secured loans, on our open platform and engage our consumer base. As we evolved in our strategy from a digital wallet to a broader platform, we observed that our own credit products were crucial for consumer engagement and are key products to drive growth and profitability in our ecosystem. Accordingly, we decided to adopt a multi-funding strategy approach for our financial services marketplace, including “on balance” credit for core and selected products, such as PicPay credit cards, personal and secured loans, which accelerated our move to fully internalize our credit operations, including origination, underwriting, collection, and consumer support. We began originating loans on our balance sheet in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. We believe that by offering our own products and increasing credit exposure to selected consumers and businesses, we foster the growth of our entire ecosystem and significantly improve engagement within our app, expand up-selling and cross-selling opportunities, which should enhance our unit economics.

Principality.

Our strategic vision includes a clear commitment to becoming our consumers’ primary financial services platform, and we believe our consumers are increasingly choosing PicPay as their primary financial services provider relationship as they become more comfortable with our solutions and user experience, increasing engagement and usage of our products. As of March 31, 2024, an average of 26% of our active consumers use PicPay as their primary financial services platform, and we aim to grow this level of engagement over the next few years. We consider ourselves to be the primary financial services provider relationship for those of our active consumers who have: (1) deposited 50% or more of their post-tax monthly income into their PicPay digital wallet; (2) utilized 50% or more of their drawdown credit card limit in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

Customized and personalized approach.

We aim to have a more comprehensive and tailored portfolio of products and services, further enhancing our value proposition beyond the digital wallet and day-to-day payments services, becoming a much broader and deeper two-sided financial ecosystem. We have moved from a one size fits all approach to more targeted and personalized marketing communication and product offerings by analyzing and understanding the financial needs of the various segments of our consumer base. In line with this approach, we are investing in new ads to enhance brand awareness, communicate our new positioning and deliver a more target value proposition.

Open Finance and instant payments.

We continue to strengthen our core strategy to embrace Open Finance and instant payments as independent partners to our consumer and business customers. By focusing on providing the best user experience and transparency, we are committed to leveraging these core principles not only to revolutionize the way consumers and businesses manage their finances, but also to become their financial services platform of choice capable of centralizing all their financial activities in a single hub and having our consumers’ best interests at heart. As of March 31, 2024, PicPay has one of the highest market shares for Open Finance and Pix adoption, with a market share of 17% of consumer consents (i.e. consents received from consumers to share their data with PicPay) and approximately 24% market share of Pix coverage, according to information provided by the Brazilian Central Bank.

Accretive Inorganic Growth Opportunities.

We intend to accelerate our growth by acquiring companies that will expand our product portfolio, improve our capabilities, increase our presence along the value chain or shorten our path to new markets. For instance, the acquisition of Guiabolso accelerated our entry into Open Finance, bringing new technology and expertise to position us as one of the leading players in the market. In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, enabling us to enter a new industry vertical for collateralized products and helping to further diversify our credit portfolio.

Our Products and Solutions

Consumer Ecosystem

Digital Wallet and Banking

Our digital wallet is our most mature offering and the foundation of our growth strategy, designed to enable consumers to perform all kinds of day-to-day payments in an easy, frictionless and convenient way. The main use case we offer in our digital wallet, are P2P transactions between PicPay accounts, Pix (instant transfers to and from any bank or payment account), bill payments, enabling consumers to pay any bill (utilities, taxes, bank slips, consumer bills, vehicles fines, among others) through our bill payment hub, helping them to concentrate all their payments in one single experience and P2M, enabling PicPay consumers to pay affiliated businesses through a single QR Code (in store or online) or using our e-wallet for online purchases.

We provide several transaction methods and sources of funding for consumers to transact when, where and how they want, as highlighted below:

Sources of Funds

- ✓ Digital wallet account balance
- ✓ Physical PicPay card (debit and credit)
- ✓ PicPay credit card or third-party credit card registered on file (in-app)
- ✓ Personal loans
- ✓ Funds pulled from other financial institutions via Open Finance (payment initiation)

PicPay
PicPay

Use Cases and Checkout Methods

- ✓ Pix
- ✓ P2P
- ✓ Bill Payments
- ✓ P2M
- ✓ QR Code
- ✓ E-wallet
- ✓ POS terminals
- ✓ Buy-now, pay-later (BNPL)
- ✓ Payment link
- ✓ Bank slip (boleto)

Consumers can add funds to the balance of their accounts in different ways, such as through electronic funds transfers from their accounts held with other financial institutions (wire transfers), including via the Brazilian Central Bank’s instant payment system, Pix, via boleto (bank slip), by receiving funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (with PicPay operating as a payment initiator).

Our open platform approach also enables consumers to register on file any credit card to fund their payments transactions, such as electronic transfers and payments (P2P, Pix, P2M, bills and the purchase of digital goods, among others) including using the payment in installment function. The chart below illustrates our digital wallet platform, providing details on various products:

Our Wallet and Banking business line main source of revenues come from transactions (P2P, Pix, and bill payments) conducted by our consumers using a credit card registered on file as a source of funding. For the three months ended March 31, 2024, our Wallet and Banking Net Revenues and Financial Income totaled R$698.3 million. From the total amount, 78% was attributed to financial income related to the remuneration we earn on credit card payments made in up to twelve installments, as well as interest income generated through financial investments (corresponding primarily to the income we earn on consumers’ deposits invested in government bonds and other short-term investments). The remaining 22%, which comprises net revenues from transaction activities and other services, is derived from revenues generated over transaction fees charged to cover prepayment costs in transactions made by our consumers using a credit card, as well as commission fees we receive from bill issuers when the bill is paid through the account balance.

Instant Payments (P2P and Pix)

We started our journey 10 years ago, being the pioneer in offering P2P transactions between PicPay accounts only. Transactions were done through the app instantaneously, 24 hours a day, seven days a week, at no cost. Over time, we enabled consumers to register credit cards on file to finance P2P transactions in multiple installments, helping PicPay to monetize such transactions.

Because P2P transactions have been our primary offering and value proposition since the beginning of our operations, we believe we were prepared to capture the benefits of Pix when it was launched by the Brazilian Central Bank. The interoperability with institutions in the Brazilian financial system offered by Pix allowed us to significantly expand our services, complementing our previously closed loop P2P payments ecosystem.

The below illustration shows our Pix Credit user experience:

In addition, we are helping to educate consumers and businesses to understand the uses and benefits of Pix Credit. For example, we launched a campaign in July 2023 to highlight that businesses can offer higher discounts for consumers that pay for goods and services through Pix, as payments are received instantly and at no cost. At the same time, consumers can fund Pix purchases through any credit card on the PicPay app and pay after 30 days (in accordance with the settlement period for credit cards) while receiving the merchant funded discount, which can range from 5% to 20%. This is still net positive for the consumer even when taking into account the take rate charged by PicPay for the transaction. Pix Credit for P2M transactions (online and instore) reached almost 30% of total Pix credit volume by the end of the fourth quarter of 2023.

We also offer Pix Credit using personal loans with third-party partners (our BNPL solution) as a source of funding and expect to scale it further in the upcoming months.

Pix and its potential products and use cases for both consumers and businesses are also core to our strategy. Instant payments were part of our foundation and are on our DNA. As of March 31, 2024, we had approximately 24% of Pix users’ coverage, which represents users who had a PicPay account at the origin or destination of the transaction.

Bill Payments Hub

With the purpose to help our consumers to better manage their financial lives, we launched a bill payments hub (Contas em Dia), which is a unique open platform that consolidates and simplifies consumers’ day-to-day payments in a single app. Our consumers can consolidate their bills (from utilities to taxes) from any issuer in one single hub. They can also look up their vehicle debts, such as traffic tickets and IPVA (Tax on Property of Motor Vehicles) and set up a direct debit for their bills. This hub offers both social and transactional features, such as upcoming bills and due date reminders via PicPay’s direct message or WhatsApp. Our consumers can pay their bills with their deposits or with a credit card in up to 12 installments.

The figures below illustrates our consumer journey on our bill payments hub:

Bill Split Feature

We also have a bill split feature embedded in our digital wallet, through which our consumers can split any payment with each other in an instant payment through P2P or via Pix or even a bill. Consumers can use our Pague Junto to split a group dinner, a gift for a family member, expenses regarding a trip and on many other day-to-day occasions. Pague Junto is a convenient way to request money from friends for a payment that has already been made. Consumers can split the total amount equally or specify how much each person will pay. It is designed to offer less stress when sharing expenses with friends, keeping money out of relationships, and avoiding awkward situations. The figure below illustrates our bill split feature:

Apollo
9:41 AM
100%
Back
How much do you want to split?
$ 600.00
Continue
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
+*#
0
Apollo
9:41 AM
100%
Back
Who to split it with?
Enter name or username
Cancel
Selected users (2 de 15)
Você
Jose
Kauã
Adailton
Your recent payments
marcos.jose
Marcos Jose Barbosa
2 mutual connections
kaua1990
Kauã Lameirinhas V...
marcos.jose
Continue
Apollo
9:41 AM
100%
Back
Splitting the bill with
you, Jose, Kauã and Adailton
$ 600.00
Split equally
Split by shares
Your share is
$ 150.00
1 share
Jose's shares
$ 150.00 to you
1 share
Kendra's shares
$ 150.00 to you
1 share
You will receive: $ 450.00
Continue

Premium Account

Our Premium Account (PicPay MAIS), is a monthly subscription service that offers multiple benefits for consumers with special financial offers, such as CDBs with higher remuneration, wider range of credit cards (black and platinum) with higher limits and rewards, unlimited withdrawals, and savings on non-financial services, such as entertainment and streaming. This service also contemplates an account manager that provides personal support to these consumers when needed.

Buy Now Pay Later (BNPL)

Our Buy Now Pay Later product is provided by our third-party partners to recurring consumers with pre-approved credit offers, with us not assuming any credit or underwriting risk, focusing on smaller ticket items and lower installments. This product gives an additional credit limit to our consumers on the top of their already existing credit card limit. Initial use cases are for Pix payments, bill payments, and P2P payments, with further integration as a payment checkout method for online merchants.

The screenshot below exemplifies how consumers can choose the Buy Now Pay Later solution (PicPay Parcela) as a payment method when checking out a transaction in our digital wallet:

Underage Account

In 2023, we launched our underage account for individuals under eighteen years old, as part of our commitment to further include the Brazilian population in the financial system. Our mission is to minimize complexity and enable financial control and independence for millions of people from their early years. With the consent of their legal guardians, who must have an account registered on PicPay, children and teenagers may have access to a wide range of products and features within our ecosystem. Young individuals can carry out day-to-day payment transactions, whether through instant payments, such as Pix or P2P transactions, or through a debit card registered on file, for instance, to pay for a snack at the school cafeteria or saving money in their piggy banks for their high school graduation trip, or even to purchase their first car after getting their driver’s license.

Below we present some screenshots that exemplify the user-friendly interface we have designed to make it easy for young individuals to identify with and use our app on a daily basis, safely and without complications. This helps make such young individuals’ first encounter with finance more approachable and enjoyable:

9:41
Account Balance
R$ 1.234,56
Total Balance: R$ 16.534,56
See all money saved
Pix
Pull Funds
Check Statement
Cards
PicPay
Debit
Pix
Pull Funds
Check Statement
Cards
PicPay
Debit
Final 1234
Deactivate NFC
Change Password
Temporary Block
Money in Piggy Bank
Money in Piggy Bank
R$ 14.300,00
Earned in the month: R$ 2,34
Save now
Graduation Trip
R$ 2.300,00
College fund
R$ 4.000,00
My frist car
R$ 8.000,00
Create Piggy Bank

Financial Services

We offer the following products in our financial marketplace: personal loan, FGTS loan, auto-secured loan, public payroll loan, PicPay cards (credit, debit and secured cards), investments, and insurance (digital wallet, cell phone, life protection and moneylender).

Credit Cards
Secured Cards
Personal Loan
Payroll FGTS
Public Payroll Loan
Auto-Secured Loan
Investments
Life Insurance
Cell Phone Insurance
Digital Wallet Insurance
PicPay Card
PicPay
BRL 750.00
BRL 2,250.00
Services
Account
Transactions
Balance
R$ 1.300,56
Special limit: R$ 700,00
Save money
Shortcuts
Pix
Pay credit card
Pay bills
Credit and debit cards
Pay

PicPay Card

In the second half of 2023, we launched our Mastercard Black and Platinum cards, offering more benefits and rewards to our consumers, such as cashback, access to VIP Lounges, global emergency assistance, concierge services, among others. Moreover, our primary cardholders can request additional cards for their spouse, children or parents, driving to higher activation and customers with additional cards spend on average 20% more than cardholders without additional cards. The additional cardholder is able to benefit from all the benefits of the primary cardholder account without any liability, which remains the responsibility of the primary cardholder.

In September 2023, our cards began to be accepted in wallets such as Apple and Google Pay, expanding our PicPay Card acceptance both online and offline.

We also recently launched our secured card, with credit limit backed by investments in Piggy Bank (Cofrinho). The credit card limit is managed by the consumers and the more the consumer has invested in their piggy bank, the higher the credit card limit is. This product is largely risk free from our perspective and boosts deposits in our ecosystem. Currently, there are more than six million secured cards already issued. Our plan is to scale our credit card portfolio faster in 2024, including secured cards.

We will start issuing unsecured credit cards for our prime cohorts (i.e. the cohorts that we believe are performing well), starting with a small limit approach that can gradually and steadily increase as the consumer pays their credit card bill.

Loans

We started offering personal loans in our app beginning in 2021, and, in the second half of 2022, began to offer FGTS loans. Through our app, consumers can drawdown in advance up to 7 installments of their FGTS and, after validation, the amount is deposited into their PicPay account in approximately 2 minutes.

iOS
100%
PicPay Loans
Oficial PicPay account.
Out, 21th
R$
Withdraw up to 7 years of your FGTS anniversary amount at a 1.99% monthly interest rate.
Valid for FGTS accounts with a total balance of at least R$ 400.00.
Show my offer
More details
Type your message
Back
Loan offer to you
Money in your account within 1 business day.
Provided by PicPay Bank
Amount to receive
R$ 3,036.14
Yearly deducted amounts from your FGTS:
1st installment September/2024 R$ 1,650.00
2nd Installment September/2025 R$ 1,115.00
3rd Installment September/2026 R$ 808.50
4th Installment September/2027 R$ 565.95
5th Installment September/2028 R$ 378.22
6th Installment September/2029 R$ 221.17
7th Installment September/2030 R$ 110.58
Monthly interest rate: 1.99%
Annual Percentage Rate: 29.23%
Total cost of borrowing
R$ 4,889.42
Terms and Conditions
When you tap Hire loan, you agree to accept the Terms and Conditions and confirm your loan request.
Hire loan
iOS
100%
PicPay Loans
Oficial PicPay account.
Valid for FGTS accounts with a total balance of at least R$ 400.00.
Show my offer
More details
Loan request received.
We'll review your request and get back to you within 1 business day, alright?
If it's approved, the amount will be deposited into your PicPay account.
Bring your data and increase your chances of improving your next credit assessment.
Provide my data
Mensagem

In February 2023, we acquired BX Blue, a digital marketplace focused on public payroll loans, positioning us in a new business of collateralized products and helping to further diversify our credit portfolio. Consumers can request a loan through the app in a quick and easy experience. They can also compare credit offerings from different financial institutions and choose which one delivers the best condition in terms of interest rates and maturity.

The figures below illustrate how consumers can apply for a public payroll loan through our app:

Back
Payroll Loan
Which one is your category?
Retiree or INSS pensioner
The money will be deposited into your benefit account within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Federal Public Servant
Loan available within up to 2 business days.
Interest rates starting at 1.70% per month and installment plans of up to 84x
Go to My Loans
iOS
16:20 AM
100%
Back
To proceed, authorize the INSS query
When you tap continue, you electronically sign the AuthorizationAgreement and authorize PicPay Bank to access and collect your data from Dataprev.
Authorization Agreement
Continue
iOS
16:20 AM
100%
Back
Offer for you
Amount to receive
R$ 5,000.00
To pay in up to
24× R$ 255.46
Payment method
Deducted from the benefit
Monthly interest rate: 1.70%
Annual Percentage Rate: 20.2%
Total to pay with interest
R$ 6,131.04
Terms and Conditions
When you tap Apply, you declare that you agree to the APR and electronically sign the CCB
Apply

As we continue to diversify our credit offering, we launched an auto-secured loan, which is a personal loan that uses the consumer’s car as a collateral. Consumers can apply for a loan in up to 90% of the value of their vehicle and receive the amount in their PicPay wallets, amortizing the debt in up to 60 installments.

The screenshots below present our consumers’ journey when applying for an auto-secured loan in our app:

Back
Auto Secured Loan
Apply for a loan and user your car as collateral.
Apply for a loan up to 90% of the value of your car.
Receive the amount in your PicPay Wallet and pay in up to 60x.
Keep using your car in your daily life.
How is the car inspection conducted?
Which documents do I need to send?
More questi
Apply for a loan
Apollo
9:41 AM
100%
Back
What is the car's value?
Enter the car's current value to receive a personalized offer. This value will be reassessed during the inspection stage.
Estimated car's value
How to research the car's value?
Is the car already paid off?
To apply for your loan, the car must be at least 20% paid off.
Yes, it is.
No, the car is not fully paid yet.
Continue
Apollo
9:41 AM
100%
Back
Loan offer to you
60x of R$ 951.23
Receive R$22,035.85
54x of R$ 987.28
Receive R$22,039.83
48x of R$ 1,134.76
Receive R$22,045.06
42x of R$ 1,089.22
Receive R$22,051.31
36x of R$ 1,178.41
Receive R$22,061.16
30x of R$ 1,307.70
Receive R$22,075.42
24x of R$ 1,516.15
Receive R$22,098.01

Insurance

We distribute insurance products from third-party partners in our financial marketplace, which include digital wallet insurance with additional protection for PicPay Card and Pix transactions, life insurance, cell phone insurance and moneylender. We had 1.5 million active insurance policies in 2023, compared to 0.3 million in 2022. For the three months ended March 31, 2024, we had 2.0 million active insurance policies, compared to 0.5 million for the three months ended March 31, 2023. We expect to launch other types of insurance over time.

Data has a significant role in personalizing the insurance products offered as it helps us to design our solutions, adjusting coverage towards consumers’ reality. For instance, our Pix insurance coverage limit, which is an additional protection included in the digital wallet insurance, is based on the average value of transactions that the consumer makes with their deposit. In this way, we deliver a product that fits with consumers with affordable prices. The insurance acquisition and monitoring are conducted directly through PicPay’s app. Consumers can access their coverage, ask questions and also participate in the monthly giveaways offered by the insurer.

The screenshots below present the insurance products in our app:

09:37
Back
Buy Now
Digital Wallet Insurance
The first month is on us!
Basic Coverage
Protect wallet transactions and connected accounts on PicPay for up to R$ 5,000.00 for just R$ 5,60 per month.
Check out what basic coverage includes
Prize draw every month!
Get the insurance and join a monthly Iphone 14 draw!
Additional Coverages
You can also add other protections. We've selected the ones that best suit you.
PicPay Card
For transactions made under physical threat or after loss or theft of your phone.
1st month free
You will pay:
R$ 5,60 per month
Payment method
Wallet balance
Buy

13:48
Back
Buy Now
Extra protection to make sure you never stay without a phone
Mobile phone insurance covers your:
Apple
iPhone 13
Modify
Choose the ideal plan to help you in case of any unexpected events.
Coverage amount
R$ 1.000,00
Paying R$ 9,90 per month
Coverage amount
R$ 3.000,00
Paying R$ 34,90 per month
Our suggestion
Coverage amount
You will pay:
R$ 9,90 per month
Payment method
Wallet balance
Buy

13:45
Back
Buy Now
Peace for yourself
Safety for your family
Choose the ideal insurance coverages for you.
The first month is on us!
Coverage for death
Choose the amount of money that goes to your people (beneficiaries) if you die.
R$ 20.000,00
R$ 20 k
R$ 250 k
More details
Prize draw every month!
Get the insurance and join a monthly R$ 10,000.00 draw!
Find out about the additional coverages:
1st month free
You will pay:
R$ 15,65
Payment method
Wallet balance
Buy

Investments

We offer investment products such as CDBs with different maturity terms and interest rates, ranging from daily liquidity when invested in our Piggy Bank (Cofrinho), which yields 102% over CDI, to 3, 6, 12 or 24 months, yielding 103%, 105%, 110% and 114% over CDI, respectively. The amount invested in the Piggy Bank can be redeemed at any time, without losing the amount earned. Our Piggy Bank also serves as collateral for other products, such as the PicPay secured card, allowing for more financial options for our consumers. Since its inception, approximately eight million piggy banks have been created, totaling R$3.7 billion in deposits held by consumers as of March 31, 2024. By the end of 2023, we created 6.1 million piggy banks, compared to approximately 276,000 piggy banks by the end of 2022. The screenshots below present the Piggy Bank product in our app:

Piggy banks
To get started, for which goal would you like to create this Piggy Bank?
R$
Create Piggy Banks to achieve your goals
Your money is separated for each goal and yields **102% over CDI**, in every business day, to help you achieve your dreams faster
Start
Piggy banks
Plan your Piggy Bank
How much do you want to save?
R$ 30.000,00
By what deadline do you intend to reach this goal?
18
Months
Years
Continue
Plan it later
Piggy banks
Review your Piggy Bank
Trip to Aspen
Save R$ 30,000.00
In 18 months
Save
R$ 200,00
Edit
Yields **102% over CDI** in all business days.
When does the money go into the piggy bank
immediately
Starts to yield
in the next business day
Redeem available
immediately
Create Piggy Bank

Our consumers can also lend their extra money to corporations with attractive yields and low risk of default through our P2B lending product. Consumers can buy loan quotas and receive interest-bearing installments. Additionally, we expanded our investment offerings by introducing other fixed income products such as CDB’s from other financial institutions, LCI (Real Estate Credit Bill) and LCA (Agribusiness Letter of Credit) enabling our consumers to diversify their investment portfolio and equity and multimarket funds.

9:41
Back
PicPay Bank CDBs
Invest already knowing how much your money will yield. Ideal for those seeking security and low risk.
Balance available to invest:
R$ 2,300.00
Short Term
Daily Liquidity CDB
115% over CDI
PicPay Bank
Withdrawal
Immediate
Invest from
R$ 10.00
Investing
R$ 1,000.00
You will redeem
R$ 1,082.09
More details
Invest
Long Term
1-year CDB
102% over CDI
9:41
Back
PicPay Bank CDBs
Invest already knowing how much your money will yield. Ideal for those seeking security and low risk.
Balance available to invest:
R$ 2,300.00
Long Term
1-year CDB
102% over CDI
PicPay Bank
Withdrawal
At due date
(04/12/2024)
Invest from
R$ 10.00
Investing
R$ 1,000.00
You will redeem
R$ 1,082.09
More details
Invest
2-year CDB
102% over CDI
PicPay Bank
Withdrawal
At due date
Invest from
R$ 10.00
9:41
Back
1-year CDB
102% over CDI
Invest from
R$ 10.00
Due date
04/12/2024
Withdrawal
Only at maturity
Risk
Low
Issuer/Distributor/Custodian
PicPay Bank
Maximum Investment
R$ 1,000.00
Covered by the FGC (Credit Guarantee Fund) up to R$ 250,000
What is CDB and how does it work?
What are the taxes charged?
Invest

Businesses Ecosystem

Merchant Acquiring & Banking

We enable businesses to reach and acquire more consumers and deepen engagement with them by leveraging PicPay’s large consumer base and high consumer engagement and providing unique consumer insights. We offer digital and physical payment solutions to businesses, allowing them to facilitate checkout and payment processes on their websites or in-store. There are five primary ways that businesses can receive payments from consumers with PicPay, including (i) QR Code for offline transactions, through which consumers can scan a physical QR Code or a QR Code directly from the merchant’s PicPay digital wallet, (ii) in-app, via P2M, Pix or a payment link, (iii) e-commerce, with our payment checkout directly integrated with the consumers PicPay wallet, (iv) POS terminals of third-party merchant acquirer partners such as Cielo, Rede and GetNet, among others, enabled to accept our QR Code at their point of sale, and (v) our recently launched POS terminal.

The illustration below shows the characteristics and main advantages of our merchant platform:

In order to strengthen our two-sided platform, in 2023 we began the roll-out of our own merchant acquiring platform, allowing PicPay to operate as a full stack merchant acquirer in order to capture, process and settle all card transactions done inside the app, eliminating our need to rely on other acquirers and driving more cost efficiencies upfront.

Below is an illustration of PicPay as a payment checkout through QR Code and embedded in the Uber app:

PicPay
pix
PicPay

11:39
Rua Girassol, 964
São Paulo
BUTANTÃ
ACLIMAÇÃO
Praça General Gentil Falcão, 108 - Itaim Bibi
Taboão da Serra
Pass savings and promotion applied
VIP 4
R$24.26
11:58 • 1 min away
R$32.48
Faster
Flash Moto
R$13.20
12:00 • 3 min away
R$17.67
UberX
R$24.26
11:58 • 1 min away
R$32.48
Flash
R$24.27
Personal
PicPay
Choose VIP

11:39
Personal
Off
Uber Credits
Uber Credits
R$0.00
Payment Method
Apple Pay
•••• 5206 (Debit)
PIX
•••• 6108 (Credit)
•••• 1371 (Credit)
PicPay
•••• 6334 (Credit)
•••• 4680 (Cartão Wise)

Businesses can integrate PicPay e-commerce into their online store in a fast and simple way through our partners: Nuvemshop, Vtex, and Magento. We also offer anti-fraud solutions to businesses at no additional cost.

In the first quarter of 2023, we launched our first POS solution in the Brazilian market, which includes Pix payments. We plan to expand our portfolio with Smart POS, mPOS (mobile point of sale) and Tap on Phone, enhancing our commercial offerings.

The figure below illustrates our new POS terminal:

We currently offer a complete digital wallet for businesses, facilitating their day-to-day payments and banking transactions. We plan to expand our product portfolio for businesses, offering prepayment of receivables, working capital loans, and cards, and potentially offer additional financial and non-financial products embedded in our ecosystem like social features, financial marketplace and the PicPay Shop.

Below is an illustration of the PicPay app for businesses:

Corporate Benefits & Payroll

In February 2023, we announced the launch of our corporate benefits product, which consists of an employee flexible benefits card with different categories to spend, including meal, grocery, mobility, and education. Employees can transfer their balances from one category to another as needed and share their benefits wallet balances with other consumers, such as family and friends, for example. Moreover, the balance held in the corporate benefits account is adjusted by inflation. As of December 31, 2023 we had 148,000 employees registered in our base.

We also launched a payroll advance product, allowing employees of companies that contract us to pay their payroll to advance their payroll whenever requested by their employees and giving employees the ability to receive their salary before the end of the month, as illustrated in the figure below. Consumers can calculate the amount available to them for payroll advance based on the number of days they have worked. This product can potentially increase cash-in in our ecosystem, accelerating transactions within the app and potentially increasing our revenues.

9:41
Back
Available Wage
Available
Projection
History
Available today:
R$ 1,050.00
Updated today, nov/15
Earnings, nov/01 - nov/30
How the available amount is calculated:
Available funds
R$ 1,050.00
Funds to accumulate
R$ 750.00
Used in current pay period
R$ 152.50
Request Amount
9:41
Back
Available Wage
Available Wage
Select how much you want to withdraw:
R$ 1,050.00
R$ 20.00
R$ 1,000.00
Send to:
PicPay Benefits
Free
The amount will be available in your Saldo Livre for you to use anywhere thats accepts fisical and virtual Elo card.
PicPay Account
R$ 3.99
The amount will be available in your account to make withdrawals, investments and pay whatever you want.
Next
9:41
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Available Wage
Confirm information
Make sure all information is correct before proceeding:
Date and time
Nov/15/2022 at 14:32 pm
Requested amount
R$ 1,050.00
Advance fee
Free
Amount deducted from payroll
Earnings of Dec/22
R$ 1,050.00
Select the reason for the request
Pay bills
By confirming, I declare that I have read and agree with the Available Wage Conditions.
Confirm

Audiences and Ecosystem Integration

Our two-sided ecosystem is one of our main competitive advantages in the market. However, more than just offering financial products and services to consumers and businesses, we must integrate those two universes in an intelligent manner. This intelligent integration enables us to capture a wide range of opportunities in our businesses, monetizing and engaging both our consumer base and merchants. This creates a virtuous and lasting cycle of mutual benefits. The main idea is to leverage our consumer base by offering complementary and monetizable products, such as phone top-ups, digital goods, gift cards, mobility, as well as partnerships with mobile network operators through PicPay Shop. Regarding solutions for businesses, we have PicPay Ads offering our in-app display solutions and CRM channels, amplifying leads for thousands of businesses through our platform.

Audiences Monetization
Ads
PicPay App Display Network and CRM
Unilever
SAMSUNG
Fee for CPM
Top Ups
Mobile Top Up
TIM
Claro
vivo
Take Rate
Digital Goods / Gift Cards
Gift Cards
Nintendo
FREE FIRE
Take Rate

In addition to the use cases we directly monetize through the aforementioned products, we also have a business line dedicated exclusively to promoting engagement within our ecosystem. Through our affiliate model, we enable our consumers to access a wide range of differentiated cashbacks funded by merchants in our platform. For businesses, we offer a platform that allows brands to deliver digital promotions to millions of consumers through our PicPay Network. This includes several benefits for merchants, such as customer acquisition, re-engagement of old customers and promotion of increasing customer spending.

PicPay Shop

The PicPay Shop is a marketplace that allows our businesses to offer a wide range of non-financial products and services to our consumer base, including: (i) digital goods, such as in-game credits, cellular phone recharge credits (top-ups), food delivery, ride-hailing, streaming, gift cards and transportation tickets, and (ii) online shopping in app or through our affiliate model that directs our consumers to our partners’ websites like Amazon, AliExpress, Shopee, Magazine Luiza, among others. The PicPay Shop allows sellers and partners to promote campaigns and discounts directly in app and consumers can also receive merchant funded cashback directly in their PicPay digital wallet. As of March 31, 2024, taking into consideration the last twelve months, we generated more than R$1.5 billion of GMV at the PicPay Shop and we ended the same period with 359 stores on our platform.

The screenshots below illustrate the PicPay Shop open platform:

9:41
PicPay Shop
Search stores
Orders
BLACK FRIDAY
PicPay
NEW
Deals
Games
Gift cards
Stores with cashback
Coupons
Refer and earn
Invoice's cashback
More
Recommendations for you
20%
10%
5%
Amazon Brasil
Uber
Netshoes
Nike
iFood
Limited time deal
Ends at 10:23:45
Magazine Luiza
15% cashback
Home
Account
Pay
Notifications
Shop
Apollo
100%
Back
Gift cards
Xbox Series S/X
DOUBLE CASHBACK
Recommendations for you
10%
20%
5%
Xbox gift card
Netflix
Uber
iFood
Spotify
Explore all stores
All
Highest cashback
Categories
Nintendo
15% cashback
Free Fire
10% bonus
PlayStation
10% cashback
Outback
Netflix
Home
Account
Pay
Notifications
Shop
Apollo
100%
Back
Store Details
Amazon
Up to 10% cashback
Cashback by category:
Books
10%
Computers
8%
Beauty and Personal Care
5%
Show more
Information for you:
The store usually takes about 9 weeks to pay the cashback.
Pay as you want. Check out the available payment options in the store.
Activate cashback and shop now

Ads

In the third quarter of 2023, we launched an Ads vertical to help companies advertise their brand and product to the more than 36 million quarterly active consumers in our ecosystem. Through our in-app display solutions and customer relationship management (CRM) channels (push, email, and SMS), we help our businesses to reach a large and segmented audience. PicPay’s robust first-party data make it uniquely positioned to segment and target audiences according to multiple variables such as demography, behavior in-app, in-app journey, personal interests, lifestyle, and financial status, among others. This enables us to deliver contextual and relevant advertising to our consumers, generating superior results for our advertisers. As a newly launched product, we have already seen good traction with businesses interested in our inventory and segmentation, and great campaign results, such as reach on target, engagement rates, and traffic generation.

We plan to offer ads to allow merchants and brands to reach audiences based on consumer behavior and purchase history in order to drive actions such as shopping, watching and sharing content.

We plan to use AI and Open Finance data to create recommendation models to suggest products, offers and content on consumer interfaces. Our ads content is expected to include promoted recommendations and promoted branded content created by our partners, advertiser funded rewards, such as discounts, incentives and coupons integrated with consumer wallets, and monetized transactions, in which audiences are given financial incentives to watch, click or share promoted content.

The screenshots below provide examples of advertising in our app:

One of our main strategic pillars lies in our relevance and popularity among Brazilians. We have coverage in almost 100% of all Brazilian municipalities, being present in 5,568 municipalities as of May 2024, according to internal data we collect from our customers, out of 5,570 municipalities, based on IBGE’s data for 2022. Additionally, our PicPay app has been installed on 33.1 million Android phones in Brazil, according to Data.ai, a Sensor Tower Company, out of an estimated 121.9 Android phones being used in Brazil, according to Android.com, meaning at least one in four Android phones in Brazil has the PicPay app installed as of March 2024. Additionally, we have 36 million active consumers who generate over 3 billion interactions every month, whether opening the app, clicking on a button, or navigating through the app’s pages. As a result, we have access to a wide range of information about our consumer base, ranging from personal data regarding demographics, geographics and financial information to behavior related to online purchases, subjects of interest, and the consumer’s preferences.

Our current value proposition considers solutions for advertisers throughout the consumer journey. For instance, we offer a display solution, including banner ads on the app’s home page, as well as on notification pages and in Pix transaction receipts. We also provide our advertisers with a comprehensive landing page solution, offering an exclusive space within the app to advertise offers, new product launches, and various campaigns conducted by our advertisers.

We have 24 advertisers currently plugged in our platform:

Direct Message

Connecting people has been a part of our DNA since our inception in 2012. In 2013, we launched our P2P social payments platform. Since then, we have added other social features to our platform, including profiles, video, photo and audio messaging, and payments (P2P, P2M and bill split) directly from the direct messaging feature.

Our social platform is fully integrated with our financial and non-financial services offerings, which we believe helps us to gain valuable insights into consumer behavior, enhances our network effect, and increases our ability to cross-sell additional products, improving the performance of our revenue streams. Some examples of the integration between our social platform and services offerings are: (i) consumer support, being one of the main interfaces for client interactions, leveraging AI to solve issues and demands (ii) product and promotion, such as discounts offered by partners like Amazon at the PicPay Shop or our new Black PicPay credit card available; (ii) cross-sell of products and services into the ecosystem, such as offering an extended warranty insurance or a BNPL checkout to a consumer buying a TV on the PicPay Shop; (iv) connect our two-sided platform, like enabling a real time interaction between consumers and online and in-store businesses; (v) online or in-store businesses using the direct message to promote its catalog of products and sell directly through the messaging platform and (vi) daily market and investment content for our PicPay Invest consumers

Below are some illustrations of global financial market news and product offerings via PicPay’s direct message feature:

As of March 31, 2024, we had 12 million active social consumers. In the first quarter of 2024, the average spend per active social consumer on our platform was 2.4 times higher as compared to other consumers. Also, in the first quarter of 2024, active social consumers transacted, on average, 3.8 times more than other consumers.

In 2023, we launched an account aggregator, a banking integration product that fully integrates consumers’ banking accounts via Open Finance. Consumers can pull funds from any other institution already connected to Open Finance within our app, allowing for greater flexibility. This product emphasizes a transactional user experience, with features such as cash-in, Pix, bill payments and investments available for consumers. When we compare the use of Open Finance between those consumers who have the account aggregator product and other consumers, there is an increase in the use and frequency of the app, in total payment volume (TPV) and in transactions. Most of those consumers access our app more than 10 times a month and transact on a monthly basis. Open Finance and its potential products and services are a significant avenue of growth and focus of our strategic decisions. Below is an illustration of how our account aggregator works:

Via Open Finance, we collect valuable data from consumers in compliance with applicable data protection laws such as (i) personal identification, improving KYC and onboarding process and helping to reduce account frauds; (ii) qualification, which includes consumer registration data, including professional information and relationship with the financial institution; (iii) financial services contracted with other financial institutions such as loans, enabling us to provide more financial and non-financial options at competitive rates; (iv) account information, data from deposits such as limits, transactions and savings; and (v) credit card information, transactional credit card data such as limits, transactions and invoices.

Open Finance is a relevant strategic pillar to increase our consumers’ principality as our consumers that have opted-in receive personalized shopping offers according to their spending behavior, have a higher likelihood of increasing their credit card limit, receive personalized and attractive offers for financial services such as loans, insurance, and investments, manage their financial life in a simple and easy way with our personal finance management feature, and pull funds from any other institution already connected to Open Finance within the app via our account aggregator feature.

Open Finance has proven itself to be an important tool to boost our business throughout our ecosystem. It also has been a significant part of our strategy of changing the “one size fits all” approach to a more personalized interaction with consumers. Through this technology, we are able to assertively promote tailored campaigns, offering products and services that really match with consumers’ needs and their financial lives. For example, using the information available through Open Finance, our latest salary portability campaign in April 2023 had a conversion lift as a result of the campaign of 208%, which represents the increase of results we achieved in the campaign when comparing the group of consumers that received our personalized communication versus the other group that has not received a personalized communication, as a result of the campaign, which was 130 percentage points higher than a previous campaign conducted with information available from Open Finance.

In June 2023, we promoted a campaign with the goal to encourage consumers to invest in our latest fixed income products, our CDBs with multiple maturity dates. We focused on consumers which received their salaries at PicPay or at another banking account connected with our Open Finance through the Account Aggregator. It represented a conversion lift of 272%.

With respect to loan products, we launched a campaign aimed to promote our FGTS loans in our financial marketplace in June 2023. Such campaign was targeted at consumers that carried out salary transactions and other benefits, indicating that these consumers had an employment relationship. We achieved a conversion lift of 163%.

Since the launch of our license to operate as a payment initiator institution, we have observed an increase in the number of consents received to authorize payments in our ecosystem through the Account Aggregator. In the chart below, we present our leadership in terms of API request volume in a accumulate basis from April 2023, when we activated payment initiation in the Account Aggregator, to the latest information provided by the Open Finance.org website in March, 2024:

Payment Initiator Ranking
(API request volume)

PicPay 1,244,736
Mercado Pago 768,214
Nubank 669,749
Iniciador 549,330
Itaú Unibanco 539,748
U4Crypto IP 242,121
Bradesco 217,365
Efí Bank 73,658
Banco do Brasil 50,191
Banco XP 27,344
Banco Inter 27,319
Banco Votorantim 24,918
BTG Pactual 17,048
Sicredi 13,545
Quanto Network 5,561
EBANX 5,124

Our Approach to Product Development and Technology

Pioneering, evolution, and transformation are in our DNA.

Through innovative solutions, we believe we can transform people’s lives. Our products run on unique technology that combines proprietary platforms, built from scratch, and market-recognized solutions.

We created the first instant payments solution using QR Codes in Brazil, many years before the creation of Pix. We further evolved and simplified payments between people without the need of a bank account. Moreover, we democratized financial planning and promoted freedom for consumers to access their banking data, many years before Open Finance was created in Brazil, which is now part of the Brazilian Central Bank agenda.

Our Technology Platforms

Our approach is to develop solutions as platforms, enabling self-service with autonomy and governance, promoting reuse, availability, sharing of business capabilities, and automated resources provisioning.

Our platforms allow us to accelerate business and innovation and are present in all layers of our structure, including the main features described below.

Core Banking

Our core banking solution, developed from scratch to meet the needs of our millions of consumers, ensures the integrity, consistency, and traceability of financial transactions. Many types of transactions are processed through this solution, including Pix, which handles more than 20,000 payments every minute in connection with more than 65 million Pix keys registered on PicPay as of March 31, 2024. This is made possible by our 100% availability, which has allowed us to maintain our “A” level in the service quality index (IQS) published by the Brazilian Central Bank on a monthly basis, the latest available as of October 2023. The IQS level represents the quality of the Pix service provided by Pix participants to their customers. With more transparency, potential consumers, companies and government entities have a more complete set of information to choose through which institution they want to use Pix. The IQS is comprised of the following three components: (i) complaint index, which measures complaints registered with the Brazilian Central Bank related to Pix; (ii) availability index, which measures the degree of availability of the infrastructure necessary to provide Pix to end users; and (iii) timeout index, which considers the number of transactions that were rejected due to a timeout applied by the instant payments system in a given month. If the complaints and timeout indexes have a grade of A or B and the availability index is met, the institution receives an overall rating of “A,” which signifies that the institution has offered a quality service. A potential rating downgrade could impact the entrance of new customers and the retention of existing ones. This index enables the Brazilian population to monitor the level of availability of the platforms provided by the Brazilian Central Bank, as well as the quality of services provided by financial and payment institutions.

Our central engine, built with cutting-edge technology, innovation, scalability and processing power, offers key features such as digital wallets, peer-to-peer payments, account earnings, card management, and payment gateway services.

Transactional Orchestrator

This platform orchestrates the entire financial transaction flow, integrating other product platforms, ensuring full control of transactions, regulatory requirements, scalability and transactional integrity, all within approximately one second.

Wallet Platform

Our wallet platform provides unique payments experience between people, with a response time of less than 60 milliseconds, allowing instant and secure payments.

Credit Platform

Our proprietary credit platform, combined with our algorithms and models, enables real-time analysis of multiple policies, seamlessly integrated online with different data providers, allowing for product offering interactions to consumers by allocating or removing credit limits. Our platform is able to make a decision in up to 3 seconds.

Fraud Prevention

We employ high-capacity authentication and authorization systems to handle tens of thousands of requests per second. We use proprietary algorithms across multiple layers to detect infected or maliciously behaving devices, and we are constantly improving our prevention models. Additionally, we integrate our platform with leading data providers in Brazil to ensure access to the most up-to-date information.

Merchant Acquiring Platform

Our platform combines different business capabilities for payment and business acceptance methods, including ecommerce, QR Code, POS, TEF, with the ability to process approximately 85 transactions per second. Our platform is integrated across various industry segments.

Real-Time Business Monitoring Platform

Our business processes and our consumer communication channels generate 6 billion events every day. We developed an event platform to track and monitor in real time everything that happens in our ecosystem, allowing us to anticipate and adapt to changes in consumer behavior and needs.

Machine Learning and Artificial Intelligence Platform

Our proprietary platform is capable of processing different types of machine learning models at high scale. Our algorithms allow rapid retraining and inference for continuous improvement of our products, as well as an autonomous approach for product teams in recommendation, credit risk, anti-fraud, in addition to the intensive use of generative AI in consumer service. As of April 2024, we had more than 180 proprietary machine learning models running.

All of our automated customer support services are carried out with generative artificial intelligence (Gen.AI), which uses the GPT-4 model through the Azure OpenAI API, which is incorporated into our direct message user service flow. Our Gen.AI Assistant is responsible for being the first point of contact for our customers who want to ask a question, make a request, or file a complaint with us, and it is responsible for solving our customers’ main queries in an assertive and personalized way. All questions are processed and enriched with customer behavioral information, such as transactions attempts, the type of card owned by our consumers (such as Black, Platinum, etc.), among others, but no information about the customer’s identity is provided. We created an engine that uses Azure OpenAI functions to understand the question, create context, and generate an assertive answer. The context is created by identifying the type of information that is required for the answer (i.e. if the question is regarding credit cards, we check what type of credit card that customer has; if the question is about Pix, we look for information on the customer’s last transaction attempts) and by internal directives to adapt the format of our response. Additionally, we apply filters to avoid meaningless responses and, in certain cases, the question can be directed directly to an attendant. Our customers’ behavioral data is sent over a private and secure network and no PicPay customer data is used to train or retrain our Gen.AI Assistant model, but only to create contexts.

Our data lake grows by approximately 37 terabytes, or “TB,” monthly. This growth corresponds to 2.6 petabytes, or “PB,” of data being processed every month, which is possible because we collect behavioral and transactional data from our consumers and products in an intelligent and efficient way. Currently, the volume of data stored in our data lake is approximately 5PB.

Highly scalable and low-cost platform

Our platform architecture allows us to scale and manage our business in an efficient and low-cost manner as we evolve and expand our ecosystem.

Our Technology Architecture

Our architecture is entirely cloud-based. Since our creation, we have been using cloud computing service platforms since 2012, being one of the first AWS consumers in Brazil. We rely on services provided by vendors for the operation of our app and for maintaining our systems’ availability, cyber security, and data integrity. In particular, we rely heavily on Amazon Web Services, or “AWS,” to provide cloud computing, storage, processing and other related services. Any disruption of or interference with our use of such services could negatively affect our operations and seriously harm our business. We also rely on other vendors, such as MongoDB, Dynatrace, New Relic, Splunk, Databricks, Cloudflare, CrowdStrike, among others. None of these vendors are owned or controlled by our ultimate controlling shareholders, officers, directors or their affiliates.

Our unique technology processes more than 9 million user requests and inputs per minute, as our customers interact with our ecosystem, such as our app, as well as processing more than 10 million payment transactions daily. We use microservices architecture, with small independent services performing specific functions, with autonomy and elasticity, allowing our business to scale according to demand, without wasting resources.

Our architecture allows features to be created through the combination of existing services, making it possible to launch a new product within 30 days. We carry out more than 3,000 deployments per month, including the launch of new products and features.

There are more than 1,000 microservices powering our account management capabilities, credit offering, payment processing, financial planning, investments, insurance and several other features.

Our Technology Stack

We believe in the power of Open Source technology. Our stack is mostly composed of open, modern, and community-driven technologies, allowing flexibility for customization, with reduced costs and greater security due to public code review. Open Source is a code designed to be openly accessed by the public, so everyone can see it, modify it, and distribute it according to their needs.

The combination of our architecture, our engineers, our technology stack, our platforms, and installed capabilities enables us to operate the business efficiently, with low operating costs as the business expands.

Our Engineers

We have a highly capable software engineering team, which values excellence in quality, following industry best practices, and proficient in advanced and innovative technologies and methodologies.

Our professionals contribute to our Open-Source projects, supporting the software community worldwide. When we look at the main benchmark for performance assessment in software delivery, the DORA metrics, we are approximately 2,500 engineers, working in approximately 250 squads, positioned at the highest classification level, conducting 85 deployments daily, with a lead time for changes below 2 days.

Our Consumer Service and Support

PicPay aims to be an intuitive and seamless multi-product platform for our consumers and whenever support is needed, we strive for a quality and resolution-focused experience. We seek individuals for our consumer service who are well-informed and passionate about serving. We have developed technology tools to enable our consumer service agents in order to provide clear and transparent solutions. Our consumer service tools are built with a primary focus on our consumers and agents’ user experience.

Our ecosystem is a constant source of feedback and innovation, based on clear service principles and our PicPay Lovers, a specialized team dedicated to excellence in service, who share a deep affinity with our brand, as described below.

Key Pillars of our Consumer Service

The PicPay Way

Our consumer service approach is based on eight principles consistent with our values and culture. Such fundamentals are not just words, but core principles for everyone who has direct contact with our consumers. They have been meticulously designed to enhance our ability to find effective solutions. These principles are:

•        Consumer Perspective.    For us, what guides us as to whether we are on the right track is our consumer’s perception of our services. To measure this, we use the Net Promoter Score, or “NPS,” methodology in every interaction with our consumers.

•        Resolution — Adding a spark on resolution effectiveness.    Our top priority is to resolve our consumer’s needs. To achieve this, we rely on tools, processes, and, most importantly, individuals who tirelessly seek solutions for our consumers.

•        Ownership.    We understand that we always have to find the best solution because if the consumer chose PicPay, the problem will be embraced and resolved by us, no matter where it came from.

•        Persistence.    We believe the consumer should never be left without options, we should always strive to assist them in every way, from simple guidance to solving problems.

•        Consumers are in charge — It is their preference.    Currently, we have the main consumer service channels for our consumers — phone, chat, social media, ombudsman, and key consumer service sites. No matter where they reach out to us, we will be ready to serve them and to solve their needs, with a vision of integrated and omnichannel use of our tools.

•        Content and form — Experts with a connection.    Connection is the link between empathy and technical knowledge. That’s why we invest continuously in training and improving our procedures. We have dedicated teams for building e-learning modules and creating intuitive procedures for our consumer service agents.

•        Continuous Progress — Every feedback is a route.    We are passionate about embracing the lessons we find in all our interactions with our consumers. We use them as levers for the continuous improvement of our processes and technologies.

•        Opportunity — One contact, one opportunity.    The sustainability of our business involves recognizing that when consumers reach out to us, it’s always a gift for us to evolve and to foster an even stronger connection with PicPay. This can range from providing financial education to guiding on which product from our portfolio will best serve them at that moment in their lives.

This mindset permeates throughout the entire consumer service chain, from building simple processes to the technology team, which strives to integrate solutions into our consumer service tools.

PicPay Lovers

Our PicPay Lovers are true experts who are passionate about consumer service. They serve as the direct link between our principles of humanity and the resolution that consumers seek from their very first contact. They are trained to operate as a united team with a common purpose, where processes and communication intertwine for continuous improvement.

Technological Integration

Our technology, represented by Herodash, is a robust governance tool that centralizes essential information for the application of our principles, ensuring that when consumers contact us, they receive an immediate diagnosis, reinforcing the autonomy of our front-line team. This experience is effectively integrated with our customer relationship management (CRM) tool (Zendesk Support), providing a comprehensive view of consumer service to support various contact channels, whether led by PicPay Lovers or automated processes.

Additionally, we also have the WikiPay platform, where all the processes and training materials that support our PicPay Lovers in addressing our consumers’ needs are stored.

Support and Continuous Improvement

To maintain and enhance our excellence in consumer service, we rely on a team of professionals specialized in process and quality, with expertise in several methodologies, including lean, agile and design thinking, for the precise identification of root causes and the implementation of effective actions. This leads to a continuous cycle of improvements in both our processes and our teams.

Continuous Innovation

Our team strives to test, innovate and create disruptive solutions, always aiming for the best consumer service. In the technology context, for example, we believe we are among the first to test and innovate consumer service using GenAI, new channels, and new solutions to accelerate user issue understanding and resolution. While managing people, we always encourage a mindset of improvement and innovation among the teams, seeking to reward PicPay Lovers who go above and beyond, excel in their service, and innovate in processes.

Our Approach to Risk Management

We believe we have a seasoned team within our credit operations, comprising professionals with substantial market experience who have held positions at various prominent national and international financial institutions. We have nearly 120 professionals devoted to three key areas: data and modeling, products and technology, and credit policies. This structure is designed to ensure agility in implementing credit process models and enabling technologies and offers control and speed in policy adjustments and decision-making.

The diagram below provides an overview of our organizational structure:

Data is at the core of our credit strategy to better understand our consumers, drive principality, and generate data for decision-making in a data-driven and data-centric culture. Our fundamentals are based on the level of knowledge we have about our consumers. We believe that the more we know about our consumers in terms of their income, equity, and overall financial habits, the greater our precision in credit policies will be. We have seven data-based products with quality and observability from the beginning to the end of the process in our personal loan business. Each Data Product synthesizes and consolidates all the data and tables of a credit product, ensuring organization and efficiency in data storage and access to their respective models.

Considering external data from the credit bureaus and the Brazilian Central Bank, we have access to more than 247 million data points per month. Considering internal data related to our digital wallet, we capture on average 5 million transactions per day, 219,000 transactions per hour, almost 4,000 transactions per minute and 61 transactions per second. Given that magnitude, we are able to access more than 100 million data points per day, which also enables us to shape our credit dynamics through 6 different credit models, embracing more than 8,000 data points per analysis, more than 170 variables in connection with behavior and application, more than 240 variables in the income model and more than 50 formulas to calculate all the information captured. Moreover, our models are 100% customized.

We have assumed an internal model, through which we model to estimate our consumers’ income. The model provides analysis for consumer base segmentation and for managing credit limits related to the acquisition of personal loans and credit cards by new consumers. The model also helps to manage limits for existing consumers who already have access to credit products within our ecosystem. The model uses our consumers’ patterns within our ecosystem, from the date the model runs, for a maximum historical period of 12 months. Patterns include day-to-day payments and money inflows, purchases in PicPay Shop, investments, payment transactions made with third-party credit cards registered on file, Open Finance data after consent received from our consumers, as well as data collected from credit bureaus. From the credit bureaus, we receive a score that also analyzes our consumers’ market history. Below, we provide a non-exhaustive flowchart showing data sources that feed into our model:

Although income is an important variable to measure risk and to make credit decisions, it is not exhaustive when we assess information to grant credit to our consumers. We also have other models associated with credit risk and underwriting management. Our models take into account more than 190 million individuals tax-payer’s identification number in Brazil, dividing the analysis into two main groups: the first one encompasses over 50 million consumers registered on our platform, using our Behavior and Application models (where the first one analyzes the behavior of consumers who have credit products contracted and use them regularly, whether in personal loans or credit cards, and the second one considers the PicPay consumer base that has not yet contracted any type of credit). The second group conducts an analysis involving approximately 150 million people outside of our platform.

The chart below presents our full credit approval dynamics matrix:

As observed in the chart above, there is more opportunity attractiveness when we consider consumers that use PicPay as their primary financial services platform given the concentration of their financial activities within our ecosystem and our higher access to information regarding their transactional and credit behavior.

When we consider group A in the chart above, we are seeking to explore opportunities regardless of the level of knowledge about consumers, as we can access real tangible collateral that enables risk mitigation associated with granting new loans. At point B on the graph, consumers who will be charged through payroll are grouped. The high collection efficiency in these cases allows us a higher level of tolerance than in the other groups belonging to region C of the graph. Moving into region C of the matrix, we will initially explore opportunities for higher-quality credit with better KYC (Know Your Consumer) and lower collection difficulty (darker green point on the graph). Subsequently, we will explore credit opportunities in the next tier. The other lighter areas of the graph will be explored as we refine our low and grow strategy. In other words, as we advance in our policy of granting small credit limits to our consumer base for whom we have limited information. Based on their behavior and their collection difficulty, we will progressively gain more confidence in granting new loans and continue building a stronger track record for this type of consumer.

The illustration below shows the robustness of our transactional activities and our positioning in Open Finance as fundamental components in the creation of a comprehensive database to unlock new products and services for our consumers:

____________

(1)      As of March 2024.

There is a significant opportunity when we take into consideration consumers who have given consent to plug their other banking accounts using our Open Finance platform through the Account Aggregator. Since the launching of Open Finance in our app, we have been able to create new variables in our credit models given the large pool of information available, which includes more than 900 features, and update our credit policies capturing more efficiency and credit quality to our portfolio. Other opportunities include the increase of our current eligible consumer base by more than 3 times, the expansion of the eligible groups to increase their credit limits, credit limit reduction for a smaller number of consumers, given the accuracy of the models and also a very customized treatment for lower-risk consumers.

We believe that credit is an important avenue of growth and one of our main focus in the following years. We started originating credit through our own balance at the end of 2023, with an approach that prioritized secured loans, such as FGTS loans and payroll. Given the fact that in the beginning of 2024 we fully internalized our credit card operations after transferring Banco Original’s credit card portfolio to Picpay, we began to also accelerate unsecured credit for our consumers, adopting a strategy that is extremely behavior-oriented. Considering the robustness with which we conduct transactions in our digital wallet and our market positioning in Open Finance, we believe that we have a competitive advantage taking into consideration higher quality credit information that we can capture through the analysis of consumer behavior. For those consumers, we are willing to accelerate the offering of credit products given their lower risk of default. On the other hand, for those consumers that have limited available behavioral data, we will continue to adopt a much more conservative approach on small and progressive limits, which can increase as consumers pay on time their installments and increase engagement with PicPay.

Hybrid Credit Model considering two approaches:

Marketplace / Asset Light

Home Equity, Vehicle Collateralized Credit

On Balance Operations

Credit Card, FGTS, Personal Loans

Healthy balance between secured and unsecured credit

Unsecured	**Secured**
Personal Loan, BNPL, Non-Secured Credit Card and Small Limits	Secured Card, FGTS, Payroll Loans

Risk management based on behavior approach

+

Behavior – *"the more we know our client…"*

–

Non-Secured Credit

Small Limits

Micro Limits

Secured

We are enhancing the capacity of our credit engine to be scalable and capable of making accurate risk decisions swiftly. This allows us to customize offers and limits based on each consumer’s risk profile and the accuracy of our data and models.

Intellectual Property

Our intellectual property (such as copyrights, trademarks, patents, logos, domains, trade secrets, among others) is essential for us. We protect our intellectual property through: (1) the registration of such assets with public entities, establishing our proprietary rights; and (2) contractual clauses.

We hired an external law firm that constantly monitors our intellectual property cases on a global level. Any material infringement claim is relayed to our internal legal team and marketing areas to define a plan of action and strategy.

As of the date of this prospectus, we have over (i) 50 registered trademarks with the INPI in Brazil; (ii) 20 trademark applications with the INPI in Brazil; and (iii) 19 domain name registrations.

We also use 5 trademarks in the United States of America (we also applied for the registration of additional trademarks in Brazil and in the United States); and (ii) 42 domains. We also use 5 domains owned by third parties, which are registered in Brazil and in the United States of America.

We enter into confidentiality agreements or establish contractual clauses that limit access and disclosure of sensitive information to its employees or third parties. Furthermore, these agreements also include clauses protecting our intellectual property rights. In the case of our consumers, our contract allows them a limited, non-transferable license for the use of certain of our intellectual property in accordance with our guidelines.

To mitigate any risk of unauthorized use of our intellectual property, our internal technology and commercial areas monitor the use of such rights by employees and third parties, for the adoption of any necessary measure, such as the imposition of contractual fines or the filing of lawsuits.

In addition, regarding the use of third-party intellectual property rights to carry out our activities (use of trademarks or software license), all use of such intellectual property rights is supported by contractual provisions, which establish the form and the limits of such use, which are continuously followed by us, reducing the risk of any challenge by third parties. To our knowledge, we have not been subject to any claim by third parties related to the misuse of their intellectual property.

Our Employees

As of March 31, 2024, December 31, 2023 and December 31, 2022, PicPay had 4,349, 4,156 and 3,454 employees, respectively. PicPay also engages temporary employees and consultants as needed to support our operations.

	As of March 31, 2024
Function	Number of Employees	% of Total
Technology and Product Development(1)	2,329	53.55%
Sales, Marketing, and Growth	253	5.82%
Operations(2)	814	18.72%
General and Administrative	953	21.91%
Total	4,349	100.00%

____________

(1)      Includes data, technology, devOps, product, and design teams.

(2)      Includes customer support, fraud prevention, registration teams, among others.

PicPay’s structure is divided into business units (BUs) that are part of our four main business lines: Digital Wallet and Banking, Financial Services, Audiences and Small and Medium-Sized Businesses. We currently have ten independent and empowered business units that have ownership and autonomy to run their businesses on a daily basis, supported by a governance team that orchestrates all communication and product offerings, which we believe helps us accelerate our product development and reduce our time to market on products and launch new features. Each business unit has its own product, technology and engineering, planning, data, operations, and business development teams. All of them report directly to the head of the applicable business unit and the head of each business unit reports directly to the executive responsible for each business level. These executives report directly to our chief executive officer. Below is an illustration of the structure of one of our business units:

BU Structure Example

Our data, technology and development and operations teams are divided into business units, which we believe enables us to solve issues, implement systems and develop new products and services in a more efficient manner. Each business unit has a chief technology officer (CTO) that oversees the employees of such unit and reports to the head of the business unit. Our product and design teams are also divided into business units and report directly to the head of each business unit.

The vast majority of our sales team is part of our Small and Medium-Sized Businesses business line, being responsible for acquiring new merchants and business to our platform by affiliating them to the PicPay’s payment network and partnering with companies to offer PicPay corporate benefits services. Our sales team reports directly to the head of sales, who reports to the executive responsible for our Small and Medium-Sized Businesses business line. Our marketing team serves the entire company and is responsible for our brand and for the development of new marketing campaigns along with our business units. Our growth teams are responsible for consumer acquisition and for identifying and executing growth opportunities and digital sales in each business unit through data and experimentation.

Our operations teams are responsible for the onboarding process, registration, customer support, fraud prevention, transactional detection and investigation, among other activities to guarantee a smooth and secure customer experience. We have two operations teams, one that oversees all operations from the consumer side of our ecosystem and the other one that oversees all operations from the business side of our ecosystem.

General and administrative teams are composed of finance (treasury, financial planning and analysis, controlling and accounting, and purchase department), legal, human resources, investor relations, M&A, corporate strategy and market intelligence, communication, risks, audit, credit and collection, and economists professionals.

Out of our 4,349 employees as of March 31, 2024, 105 employees were part of our risk management team, which is broken down into four main areas: (1) credit risk; (2) market and liquidity risk; (3) money laundering prevention, socio-environmental and operational risk, internal controls, and business continuity management; and (4) information security (cyber security, data security and privacy, so on). Our risk management executive reports directly to our chief executive officer. Our chief executive officer oversees such employees, as well as any other applicable management employees.

Our Culture

Alignment with our mission, values and beliefs has been crucial for the success of our employees, our business partners, our communities and our shareholders.

We adhere to seven values that guide our culture and way of being, as described below:

Ownership Attitude

We are committed to results, we possess in-depth knowledge of what we do, and have a holistic view. We act with determination, discipline, and are detail-oriented people. Hands-on, always striving to be the best at what we do and never give up. We are always available and set an example. We are indignant, don’t accept mediocrity, don’t stay silent or passive when we see something not working well or that could be improved. We are mindful regarding expenses and the saving of every penny. We are engaged with the organization’s culture.

Availability

We are approachable, accessible, and always available, without regard to day or hour, always ready and prioritizing work. We are open to the new, embrace change, and are motivated by new challenges.

Honesty

We are straightforward, sincere, truthful, and transparent in our relationships, always with respect, in a positive, inclusive, and welcoming approach. We do not hold back, we express our opinions even when we differ from others. We know how to say no.

Humbleness

We listen and take into consideration others’ opinions. We are not afraid to ask or admit not knowing something. We are not arrogant or vain and we are always respectful to others. We do not care about status or consider ourselves the sole owner of the truth. Prioritizes “we” over “I.”

Simplicity

We make things happen in a simple and practical way, we are hands-on, go straight to the point, simplify and streamline while respecting the rules.

Determination

We are resolute, deliver superior results, and keep our commitments. We make things happen, seek alternatives for problems, and engage people towards a common goal. We have a sense of urgency, an ownership attitude, and never give up.

Discipline

We comply with our agreements, are punctual with time and commitments. We execute tasks in a disciplined manner. We are focused, pragmatic, optimize time, activities, and resources. We deliver results and we don’t make excuses.

J&F Institute

We are deeply committed to being a good corporate citizen and striving to give back to our society and community. Based on the strong integration between Company, School, Family, and Community, PicPay has a partnership with the J&F Institute, a Business Education Center, which exists to support educational companies committed to training young professionals capable of working in technology and becoming future leaders of these companies.

The institute aims to inspire, guide, and implement this proposal that combines the culture of learning and working in the country, betting on people’s growth as the driving force for the evolution of companies. The focus is to make education as the main strategy in the business progress and longevity.

Verticalizing education through two major areas of activity, the J&F Institute offers high-quality education completely free of charge — designed and provided for young individuals who, in addition to cognitive and emotional intelligence, also possess the will to make things happen, identify with the values of PicPay’s culture, and embody each one of them in their actions.

Furthermore, it also provides educational solutions for partnerships with public schools through training of teachers and managers, discretionary financial support, and a gamified platform for students. The partnership involves more than 170 public schools, where 89,000 students and 3,500 teachers receive support to improve the learning outcomes.

Currently, there are two primary initiatives within J&F Institute — Germinare Tech and Germinare Business.

Verticalization of Education
Elementary School 1
Elementary School 2
High School
Short Courses
J&F Institute
Support to Public Schools
COMMUNITY
Basic & Professional Education
Germinare BUSINESS
Train Businesses Owners
Germinare TECH
Train System Developers
Germinare VET
Train Veterinary Technicians
FAMILY

Germinare Tech

As an initiative of J&F Institute’s basic education branch, Germinare Tech is a vocational high school program with a mission to excel in training young systems developers and data analysts. Focused on results, this education program fosters innovation and a systemic perspective among our students, who demonstrate full alignment with our culture.

During the three years of study, students have the opportunity to work on more complex and visible company projects, guided and trained by more senior professionals. After their training period, students have the opportunity to work as developers or data analysts at PicPay. Until 2028, we project to have approximately 400 new young entrants.

We also participate in the J&F Institute’s “Family School” program, which was created to echo a culture that values families and instill confidence in students’ education. The project aims to emphasize and strengthen the role of the family in education, proposing personalized and ongoing contact with family members through scheduled and systemic appointments, including home visits and in-person meetings at the J&F Institute. The program is a reflection of the Institute’s commitment to increasingly high-quality comprehensive education.

Germinare Business

Germinare Business School is designed for students ranging from the 6th grade of elementary school to senior high school. It follows an educational model that simultaneously focuses on technical skills and academic content. At the beginning of high school, students, in addition to their academic responsibilities, also become interns in a work environment.

This pathway aims at shaping future business owners who join the company to not only experience corporate life but also contribute with new ideas, decisions, and the scope of a business leader. Furthermore, PicPay also has a core operations team in the investment market led by students.

Currently, we have 115 students in training, and we can already consider an additional 35 who will begin this business education journey in 2024. Approximately 98% of them secure employment in the group’s businesses.

These two pathways, Germinare Tech and Business, not only prioritize social impact but also align with the creation of our legacy of sustainability and future business and tech leaders as an educational company.

Our Facilities

Our corporate headquarters, which house our technology, sales, marketing, and business operations, are located in São Paulo in two different locations. One in Vila Leopoldina, comprising 9,125.0 square meters under a lease that expires in 2032, and another one located in Brooklin, comprises 3,689.9 square meters under a lease that expires in 2029. Our office located in Vitória, in the state of Espírito Santo, comprises 3,689.9 square meters under a lease that expires in 2029. We also have an office located in Brasília, in the Federal District, comprising 153.0 square meters under a lease that expires in 2026.

We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Our Competition

We operate across a range of highly competitive and rapidly evolving industries. As a dual-sided financial services platform, we face competition from a variety of participants in Brazil, including financial institutions and payment companies. Our primary competitors for each of our strategic pillars are:

•        Digital Wallet:

•        paper-based transactions (principally cash);

•        banks and financial institutions in Brazil that provide traditional payment methods, particularly credit and debit cards and electronic bank transfers;

•        international and regional payment processing companies, such as PayPal, MercadoPago from MercadoLibre and PagBank; and

•        other technology companies, including digital and mobile apps, that provide P2P, P2B and P2M electronic payment services in Brazil, and companies that offer the Pix instant payment system developed by the Brazilian Central Bank.

•        Financial Services:

•        traditional banks and other financial institutions in Brazil that accept retail deposits, provide credit and debit cards, loans and other financial products and services;

•        other technology companies, including digital and mobile apps, that provide financial services in Brazil, such as Nu, Mercado Pago, Inter & Co and PagBank from PagSeguro; and

•        investment platforms and digital players that offer investment products, such as NuInvest, XP and Inter Invest.

•        Merchant Acquiring and Corporate Benefits and Payroll:

•        merchant acquirers in Brazil, such as GetNet, Stone, PagBank, Rede, Mercado Pago and Cielo; and

•        other companies that offer corporate benefits, such as Flash, Caju, Alelo, VR, Ticket and Sodexo.

•        Audiences and Ecosystem Integration:

•        providers of digital and physical goods who offer their products through their own digital stores; and

•        other technology companies, including digital and mobile apps, that offer third party digital goods to consumers in Brazil, such as Meliuz, Nu and PagBank.

For information on risks relating to increased competition in our industry, see “Risk Factors — Risks Relating to Our Business and Industry — We operate across a range of highly competitive and rapidly evolving industries, and any inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.”

Research and Development

Our research and development focuses on developing an integrated suite of advanced technologies designed to provide differentiated capabilities and seamless client experiences in a more secure, all-in-one environment. We are able to develop, host and deploy our own solutions, conduct a broad range of transactions seamlessly across in-store, online and mobile channels and optimize our client support functions in a fully digital, fully integrated, and holistic manner. We expect that our research and development expenditures in 2024 will total R$320 million.

Compliance Program

In line with the initiatives adopted by our controlling shareholder, we consider ethics, transparency and integrity to be fundamental pillars for the development of our business and we are fully committed to maintaining the highest standard of conduct in all of our relationships, including interactions with the public administration, public agents, regulatory and self-regulatory bodies, in addition to the private sector.

With the purpose to ensure compliance with these pillars, we establish certain guidelines, as determined by our Code of Conduct and Ethics, our Compliance, Anti-Bribery and Anti-Corruption Policies and Procedures that establish the respective departments’ processes, rules, stages, responsibilities and reports.

Our compliance department has the purpose to maintain our integrity program, focusing on ensuring that our business management is carried out ethically and ensuring compliance through the main actions below:

•        Monitoring interaction with public agents:    we carry out monthly monitoring to identify the level of compliance in activities and processes carried out by our areas that have interactions with public agents and/or companies responsible for intermediation with agents or public companies, in compliance with the provisions of our Anti-Bribery and Interaction with Public Agents Policy, in accordance with Law No. 12,846/2013 and with the best practices of the CGU Integrity Program;

•        Monitoring payments from suppliers/partners:    we carry out monthly monitoring to identify the level of compliance in the activities and processes carried out by our departments that need to contract products and/or services from suppliers/partners, verifying the compatibility of the amounts spent with what was duly established and agreed upon in the contract;

•        Approval of suppliers and partners:    we carry out integrity due diligence, with the purpose to evaluate whether third parties (suppliers/partners) have anti-corruption, integrity, ethics, compliance and policies compatible with their sector in their organization, following the guidelines of Brazilian Anti-Corruption Law and CGU best practices, as well as a know your supplier and partner assessment carried out by our Money Laundering Prevention department to identify risks relating to money laundering, terrorist financing and reputation, in order to ensure that we have no links with companies that do not meet our established standards and values;

•        Policies and Procedures:    our compliance department is responsible for the governance and maintenance of internal regulations with the purpose to prevent risks associated with our business, addressing topics such as bribery and corruption, conflicts of interest, gifts, meals, entertainment, donations, sponsorships and third-parties;

•        Acculturation (training and communications):    as part of our compliance program and acculturation pillar, our employees undergo training and receive periodic communications on topics, such as work environment, antitrust, reporting channel, conflict of interest, misconduct, opportunity and diversity, gifts and anti-corruption policy, harassment, among others, as well as compliance with our Code of Conduct and Ethics at the time they are hired and through periodic reviews;

•        Assessment of the maturity of the integrity program:    we recently carried out, together with a renowned consultancy, a study to identify our potential exposure to improper practices. Such study has been used to adapt and improve our integrity program; and

•        Ethics Channel:    we have an outsourced reporting channel, which allows anyone to anonymously report potential misconduct and non-compliance with our Code of Ethics and Policies, we have specific policies aimed at handling cases through our reporting channel, as well as applying disciplinary measures, if necessary.

Legal Proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law and recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management considers the opinions of our external legal advisors.

As of March 31, 2024, we recorded total provisions of R$10.8 million in our unaudited consolidated financial statements in connection with legal proceedings. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Risk Factors — Risks Relating to Legal and Regulatory Matters — The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.”

Civil Matters

In general, the civil claims to which we are a party generally relate to consumer claims, where consumers claim compensation, moral and/or material damages, among other claims. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition. As of March 31, 2024, we recorded aggregate provisions of R$5.8 million in connection with civil proceedings for which the likelihood of loss was probable.

PicPay Brazil, one of our Brazilian subsidiaries, is a defendant in a lawsuit filed by plaintiffs that claim to have entered into an agreement in 2013 with two other individual defendants, who allegedly granted them a call option for shares of a certain entity, exercisable if certain conditions were met. According to the plaintiffs, the exercise of the call option was blocked by the individual defendants. In June 2022, the plaintiffs filed this lawsuit asking the court (i) to order the individual defendants to sell 7.5% of the total share capital of such entity to the plaintiffs, which allegedly was succeeded by our subsidiary; or (ii) alternatively, hold the defendants liable for losses allegedly arising from the individual defendants’ breach of the call option, in an aggregate amount equivalent to the difference between the amount that plaintiffs would be required to pay for the shares and their current market value. On May 17, 2023, the lawsuit was dismissed by the trial court, which recognized that (i) our subsidiary should not have been named in this litigation, as it was not a party to the alleged call option, and (ii) the alleged breach of the call option by the individual defendants was time barred, so the court did not consider the merits of this claim. The plaintiffs have appealed the trial court’s decision, which appeal is pending. Our advisors indicated that the risk of loss of this lawsuit is remote.

Labor Matters

In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. As of March 31, 2024, we recorded aggregate provisions of R$5.0 million in connection with labor proceedings for which the likelihood of loss was probable.

Tax and Social Security Matters

As of March 31, 2024, we were not party to any tax and social security proceedings for which the likelihood of loss was probable. Accordingly, we did not record any provisions in connection with these proceedings.

Industry Overview

Our Market

Overview

We currently operate in Brazil, a large and dynamic country with a total population of 203.1 million, a GDP of R$10.9 trillion and a household consumption of R$6.9 trillion, or 63% of GDP, all according to information provided by the IBGE as of December 31, 2023.

Despite the size of its economy and its relatively high penetration rate of internet and mobile connectivity, Brazil remains significantly underpenetrated with respect to financial services compared to developed economies and also has relatively low levels of household and corporate debt, with aggregate debt of 35% of its GDP as of December 2022, compared to more developed economies, such as the United States (74%) and Japan (68%), based on information provided by the International Monetary Fund.

In summary, Brazil offers a conducive environment for disruptors, such as PicPay, due to its large population, expanding digital infrastructure, and continuously growing demand for financial services. The nation has a sizeable under served population which presents a potential opportunity, while recent regulatory developments are positive for promoting innovation. Additionally, there is a strong culture of adopting digital solutions which further enhances Brazil’s appeal as an attractive market for us.

We believe that new players like digital banks, e-commerce platforms and payment and digital wallet providers, such as PicPay, have made significant progress in disrupting the financial services landscape that was traditionally controlled by a small number of large incumbent financial institutions, providing consumers with new and innovative solutions for settling payments and streamlining the financial services landscape.

Trends in Our Favor

Large and Growing Mobile Penetration

Brazil has a high mobile penetration when compared to the rest of Latin America and is almost equivalent to developed Western countries. According to Euromonitor, 92% of Brazilian households possessed at least one smartphone in 2022 and, during the same period, 88% used a mobile phone to access the internet. Mobile phone usage to access the internet is even higher than in the United States (75%) and almost the same level when compared to the United Kingdom (89%) in 2022.

Mobile Penetration and Usage (%, 2022)

____________

Source:    Euromonitor International Limited, Economies and Consumers, 2023 Edition.

According to Data.ai information for 2023, Brazil is the fifth country in the world in terms of average hours daily spent per user on mobile. In December 2023, the Brazilian population spent on average 5.0 hours per day. Brazil displays much higher usage than the United States (4.3 hours per user/day) and other European countries such as the United Kingdom (3.8 hours per user/day), France (3.6 hours per user/day) and Germany (3.4 hours per user/day).

Average Hour Spent on Mobile Per Day Per User (%, 2023)

____________

Source:    Data.ai Intelligence, 2023. Note: Based on Android phones.

Payments and Banking Landscape

Disruption Across the Brazilian Market

Broadly across financial services in Brazil, traditional incumbents have been and are continuing to be disrupted. We believe that traditional banking and payments in Brazil have significant pain points, such as poor customer service or high fees, and we believe that the Brazilian consumer is demanding more. Moreover, there are significant secular trends underway across the regulatory landscape and significant technology adoption permeating across the everyday Brazilian. This disruption is occurring from all angles of financial services, from digital banks and credit providers, to E-Commerce, to payments and digital wallets. We believe that PicPay is at the forefront of this disruption and a market leader disrupting Brazilian financial services.

Instant Payments

Pix is an instant payments system that was launched by the Brazilian Central Bank in 2020, with the purpose of fostering digital financial inclusion among the Brazilian population, providing rails for easier and frictionless money transfers. Since its launch, Pix has grown rapidly and is now the most used payment method in Brazil, having reached 29% of all financial transactions in 2022, ahead of other forms of payments such as credit and debit cards. Based on data provided by the Brazilian Central Bank and ABECS, Pix transactions volume reached R$17.2 trillion in the twelve month period ended December 31, 2023, which exceeds more than four times the total volume of credit and debit card transactions in Brazil in the same period.

The Pix system established itself as a unique tool for enhancing financial inclusion among the Brazilian population. This instant payment method was responsible for including 71.5 million users in the financial system in the year ended December 31, 2022, according to information provided by the Brazilian Central Bank. Pix has a broad reach amongst the Brazilian adult population, and is widely used in all regions of the country. According to the Brazilian Central Bank, by December 2022, 133 million individuals and 12 million legal entities had already made or received at least one Pix transaction, which corresponds to 77% of the adult population and 67% of institutions with banking relationships, respectively.

Based on ACI Worldwide’s Real-Time Payments Report for 2023, Brazil was the second largest real-time payment adopter, accounting for 75% of all Latin America’s real-time payments market and 14% of the global instant payments market by volume of transactions with growth of 78% from 2022 to 2023. Also according to ACI Worldwide, Brazil totaled 37 billion real-time payment transactions in 2023, being only behind India which totaled 129 billion for the same period. According to the referred source, Brazil’s real-time payments are expected to grow at a 25.4% CAGR from 2023 to 2028, reaching approximately 116 billion transactions in 2028. This rapid growth of real-time payment transactions results from the widespread adoption of Pix by consumers and merchants for their daily expenditures.

In 2028, real-time payments in Brazil are expected to represent 50% of the volume of non-cash transactions, only behind India, where real-time payments are expected to represent 87% by 2028, according to ACI Worldwide. The rapid growth of Brazilian real time payments already surpasses, and is expected to continue to surpass developed economies such as the United Kingdom (12%) and the United States (5%). The rapid growth of real-time payment transactions is driven by the widespread adoption of Pix by consumers and merchants for daily expenditures.

Share of Real-Time Payments in Non-Cash Transactions
(% of total non-cash payments volume, 2023 – 2028E)

____________

Source:    ACI Worldwide’s Real-Time Payment Report, 2023.

Building upon the initial strong demand, additional features were subsequently launched on top of Pix to offer more choices for consumers such as Pix Credit which was instrumental in driving usage of our digital wallet. Consumers can use their credit cards to fund a Pix transaction and transfer money to another person or pay a merchant that typically does not accept credit transactions through installment payments in Brazil, such as restaurants and gas stations. Moreover, merchants who choose to receive payments through Pix receive these payments instantaneously and hence are generally willing to offer discounts since there are no acceptance costs compared to traditional payment methods. This has been a key growth driver for our business, as evidenced by the total payment volume of Pix Credit practically doubling in 2023 when compared to 2022 (for further details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). Other current and upcoming features in the Brazilian Central Bank’s agenda for Pix products include “Pix Saque” (or Pix Withdraw, Pix as an instrument to facilitate cash withdrawal through commercial establishments), “Pix Troco” (or Pix Change, allowing consumers to receive cash as change from a digital payment), “Pix Garantido” (or Pix Guaranteed, a buy now pay later solution), “Pix Automático” (or Pix Automatic, aimed to facilitate recurring payments through Pix in an automatic way leveraging prior authorization received from payers), and “Pix Internacional” (individuals will be able to conduct Pix transactions overseas) to be launched from 2024 onwards.

Pix also has played an important role in promoting the increase of mobile remote payments in Brazil, which include digital and/or electronic purchases made by a consumer to a business in which the location of the device in relation to the POS terminal is irrelevant. Based on the “E-commerce and Payment Landscape in Latin America” report made public by PagSeguro in a partnership with PCMI Advisory, real-time payment solutions such as Pix in

Brazil have been progressively gaining share over total e-commerce expenditures in Latin America. In the same report, Pix transactions are expected to present a CAGR of 30% from 2023 to 2026, representing 19% of all e-commerce expenditures in Latin America by 2026.

According to information provided by Payments and Commerce Market Intelligence, or “PCMI,” Pix was set to move US$81 billion in online sales in 2023, an amount 60% higher than registered in the previous year. To emphasize the significant impact of Pix and its extensive penetration, this amount is almost equivalent to the entire Brazilian digital commerce market of 2018, which totaled US$85.5 billion. By 2026, according to PCMI’s projections, Pix transactions are expected to total approximately US$200 billion, reaching 40% of the country’s digital commerce market.

Share of Digital Commerce by Payment Method (2020 – 2026E)

64%
57%
55%
49%
47%
44%
42%
16%
23%
29%
34%
37%
40%
13%
11%
9%
10%
9%
9%
8%
12%
12%
10%
8%
8%
8%
7%
6%
2%
2%
1%
1%
1%
1%
5%
2%
1%
2%
1%
1%
1%
2020
2021
2022
2023
2024
2025
2026
Credit Card
PIX
Cash-based
Wallet
Debit Card
Other

____________

Source:    PCMI, 2023.

Based on information made public by EBANX, Pix is the preferred method for new online customers. Over the last three years ending 2023, eight out of ten customers who made their initial online purchase with a merchant chose to use Pix for payment. This data also underscores Pix expansion into the domain previously dominated by bank slips (“boletos”), a conventional and extensively utilized cash voucher. For example, in 2020, 38% of new customers chose the cash-based method for their first online transactions. Nevertheless, this percentage substantially decreased by 2023, dropping to less than 1%.

Method used by clients making their first purchase with a merchant
(% over online purchases)

____________

Source:    EBANX internal data. Data from Jan/20 to Oct/23.

Finally, according to Euromonitor, the total amount of mobile remote payment transactions are expected to grow at a CAGR of 16% between 2023 and 2027 supported by Pix, expected to reach R$1.1 trillion in 2027.

Mobile Remote Payments in Brazil (R$ billion), 2019 – 2027E

____________

Source:    Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

Credit Cards

Despite the relatively low penetration of credit card usage in Brazil compared to more developed economies, such as the United States and the United Kingdom, a notable shift is happening in Brazil. The use of credit cards to fund online transactions is on the rise in the country, with a significant portion attributed to the increasing adoption of digital wallets. As one of the largest digital wallets in Brazil, PicPay played a pivotal role in driving this shift as one of the forerunners in launching payment solutions that enabled use of credit cards to conduct day-to-day transactions, such as money transfers between individuals and businesses, as well as bill payments. With the introduction of these solutions, consumers have the ability to pay by installments in situations such as dining at restaurants, refueling vehicles at gas stations, or paying for freelance services, which were not possible before.

Penetration of Credit Card and Credit Card Usage among adult population
(%, 2021)

____________

Source:    The Global Findex Database, 2021.

According to Euromonitor, the total value of transactions involving debit cards, credit cards, and prepaid cards for individuals, it is estimated that the market will reach R$4.3 trillion in 2027, representing an expected CAGR of 6.4% between 2023 and 2027. The value of credit card transactions for individuals will experience a CAGR of 10.6% between 2023 and 2027, totaling R$3.2 trillion. Supported by the favorable expected growth dynamic of credit card transactions in Brazil, our PicPay Card is a fundamental product in driving the increase of our consumers’ engagement on our platform and for our growth strategy. Not only do we offer cards with debit and credit functions, but we have also introduced secured cards, Mastercard Black and Platinum cards, providing a wide range of options and benefits for our consumers. Additionally, we have integrated the PicPay Card into wallets such as Apple and Google Pay, expanding use cases both online and offline. We believe that we are increasingly well-positioned to seize opportunities in the card market, given our competitive advantages providing a multitude of credit card use cases embedded in our ecosystem.

Card Transactions in Brazil (R$ billion), 2019 – 2027E

____________

Source:    Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

Household Credit

Brazil has a relatively low level of household debt, accounting for 35% of its GDP as of December 2022, in contrast to developed countries such as the United States (at 74%) and the United Kingdom (at 83%), or other emerging markets such as Chile (at 47%), based on information provided by the International Monetary Fund. Demand for consumer lending in Brazil has grown recently driven principally by inflation, and Brazilians have had to rely on credit not only for significant expenses like housing and vehicles but also for day-to-day living costs, including short-term purchases such as groceries, clothing, and medicines, which underscores the importance of products like credit cards and personal loans. Nonetheless, incumbent banks in Brazil have traditionally focused on the more affluent segments of the population, and the credit market in Brazil has been mainly concentrated among a few institutions, leading to a large unserved or underserved population.

The outstanding volume of household credit in Brazil reached a total value of R$1.9 trillion in 2023, reflecting a CAGR of 14.6% between 2019 and 2023, according to information provided by the Brazilian Central Bank.

Household Credit Outstanding — Brazil (R$ billion) — 2019 – 2023

CAGR
+15%
+8%
1,112
1,231
1,514
1,778
1,918
12%
28%
25%
35%
12%
29%
23%
36%
14%
26%
26%
34%
14%
25%
28%
33%
14%
26%
28%
33%
2019
2020
2021
2022
2023
Personal loans (not payroll-deducted)
Others
Credit Cards
Payroll Loans

____________

Source:    Brazilian Central Bank, 2023. Current Prices. Others are the aggregating of: Overdraft, Personal credit — renegotiation, Vehicles and other goods financing, Vehicles and other goods leasing, discount of checks and other non-earmarked credit instruments.

Business Credit

Similar to the consumer credit market, incumbent banks also have traditionally focused on providing credit only to more affluent corporate customers. As of December 31, 2023, 38% of the aggregate credit portfolio was concentrated in large corporations, according to the Brazilian Central Bank. This contrasts with the fact that medium-sized and large companies accounted for 69% of total outstanding credit as of December 31, 2023, while micro companies only had 5% as of December 31, 2023, which points to the need for alternative credit sources for smaller businesses in Brazil.

Commercial Credit Outstanding by Size of Company — Brazil (%), 2023

____________

Source:    Brazilian Central Bank, 2023.

The outstanding volume of non-earmarked corporate credit in Brazil reached a total value of R$1.5 trillion in December 2023, reflecting a CAGR of 13% between 2019 and 2023, as reported by the Brazilian Central Bank.

Commercial Credit Outstanding — Brazil (R$ billion) 2019 – 2023

CAGR
+13%
+2%
898
1,089
1,279
1,432
1,462
5%
2%
59%
35%
4%
1%
53%
42%
5%
2%
58%
36%
2%
5%
59%
34%
3%
7%
59%
31%
2019
2020
2021
2022
2023
Credit Cards
Discount of credit card bills
Others
Working Capital

____________

Source:    Brazilian Central Bank, 2023, Current Prices. Others are the aggregation of: Discount of trade bills, Discount of checks, Guaranteed overdraft accounts, Overdraft, Vehicles and other goods financing, Vehicles and other goods leasing, Vendor, Compror, Advances on exchange contracts, Imports financing, Exports financing, Foreign on lendings, Other non-earmarked credit instruments.

Merchant Acquirer Services

According to SEBRAE (“Portal do Empreendedor”) and Brazil’s federal tax authority (“Receita Federal”), there were 14.8 million micro-merchants (“MEIs”) in the country by the end of 2022. Based on the latest Annual Social Information Report (“RAIS”), as of December 2021, there were 3.8 million SMEs in the country. According to IBGE’s PNAD, as of December 2022, there were 18.6 million self-employed individuals in Brazil. This implies a total addressable market of approximately 37.2 million businesses that can adopt our payment acceptance solutions and our credit products for their day-to-day operations.

These millions of merchants have been impacted by significant transformations in the merchant acquiring services market due to technological advancements, shifts in consumer preference, and regulatory developments, such as the following key changes:

•        Rise of Digital Payments:    the emergence of digital payments, driven by digital wallets, payment apps, and contactless payment solutions, has transformed the way transactions are conducted. This has prompted acquirers to adapt to process and facilitate these new payment methods.

•        Expansion of E-commerce:    the growth of e-commerce has increased the demand for online payment solutions. Acquirers now need to provide secure and efficient platforms for merchants operating in virtual environments.

•        Competition and Innovation:    intensified competition in the sector has led acquirers to seek constant innovation. This includes the launch of new products such as Tap to Pay, which enables merchants to use their mobile phones as POS terminals when accepting payments from their consumers.

•        More positive regulatory environment:    as of 2010, the Brazilian Central Bank implemented a series of measures to promote competition in the merchant acquiring market. The main changes included the separation of activities between card networks (such as Visa and Mastercard) and acquiring institutions and the end of exclusivity, which prohibited exclusivity arrangements between card networks and merchants, allowing merchants to accept cards from different networks.

•        Contactless Payments:    the growing popularity of contactless payments, whether through cards or mobile devices, has required adjustments to payment infrastructures to support this fast and convenient transaction modality. According to information provided by the ABECS for 2023. Brazilians have begun to pay more on an aggregate basis through contactless methods than with traditional cards for in-person purchases.

According to Euromonitor, physical mobile payments are expected to grow at a CAGR of 43% from R$29 billion in 2023 to R$120 billion in 2027. This includes digital and/or electronic payment transactions made by a consumer to a business for either goods or services, in which the device must interact with the POS terminal in some way in order to initiate the payment transaction.

Physical Mobile Payments in Brazil (R$ billion), 2019 – 2027E

____________

Source:    Euromonitor International Limited, Consumer Finance, 2024 Edition, Retail Value RSP, Local Currency, Current Prices, Historic 2019 – 2022, Forecast 2023 – 2027.

Given the full migration of our own merchant acquiring platform allowing PicPay to operate as a full merchant acquirer in order to capture, process and settle all card transactions done not only through our app, but also in physical commercial establishments though our recently launched POS terminals, we believe we are able to take advantage of Brazil’s positive momentum regarding the adoption of physical mobile payments.

Open Finance

Open Finance is an initiative aimed at increasing competition and innovation in the financial sector by allowing consumers to securely share their financial data with other financial institutions. Introduced in 2020 by the Brazilian government, Open Finance potentially provides consumers with a wide range of benefits, such as greater choice of financial products, more competitive interest rates, and a more personalized financial experience.

According to the Brazilian Central Bank, as of December 31, 2023, the average number of bank accounts per individual reached 6.0 accounts, expanding 72% in just the three years since 2020, significantly faster than the growth of 66% in the seven years prior, from 2013 to 2020, and almost triple the number when compared to 2013, when the average number of bank relationships was 2.1 accounts per individual. Based on Global Findex Database, bank penetration among the adult population in Brazil reached 84% as of December 31, 2021. Open Finance creates an opportunity beyond mere financial inclusion, enabling the population to not only participate in the financial system, but also benefit from differentiated offers of products and financial services that meet their needs with security and transparency. In this context, Open Finance helps to streamline individuals’ financial management through the integration of their financial data and also raises the standard of service quality in institutions, with a special focus on optimizing the user experience.

Average Bank Accounts per Individual in Brazil (2012 – 2023)

____________

Source:    Brazilian Central Bank, 2023.

The Brazilian Central Bank has divided the launch of Open Finance into four phases:

•        Phase 1:    the entire ecosystem was established by participating financial institutions, enabling them to share information among themselves via APIs. During this stage, only information on banking products and services offered by each financial institution, service channels and other relevant data from the participating institutions was included.

•        Phase 2:    individual users have the ability to share registration information between institutions. This information includes, for example, full name, tax identification numbers, transaction data, addresses, and phone numbers. All sharing is done with the user’s consent and can be halted at their discretion.

•        Phase 3:    users are already able to make payments and access other financial services from third parties, by connecting their bank account to those counterparties. Users are able to share their banking history to gain access to services from other institutions, such as instant payments and other credit-related proposals, facilitated by API technology.

•        Phase 4:    users are able to share more data besides just their banking history with other institutions. An example is their entire history, including investments and insurance data, which will facilitate access to a wider range of products and services beyond traditional banking. This marks the beginning and definitive transition into Open Finance.

Open Finance has been one of our key strategic pillars since our acquisition of Guiabolso in 2021. Guiabolso was the forerunner of Open Banking in Brazil which provided a holistic platform that aimed to facilitate and improve people’s financial management by organizing their budgets, coordinating payment schedules, expense categorization, offering financial products, and allowing them to make instant and free transfers at any date and time. Since our full integration of the business of Guiabolso in 2022, we have been leveraging Open Finance initiatives within all the business units of our ecosystem, improving our product offering across our digital wallet, financial marketplace, investments, services, and financial and non-financial solutions for business. Moreover, we launched our PFM (personal financial management) feature in October 2022 and started operating as a payment initiator in February 2023, allowing our consumers to pull funds from any of their bank accounts directly from their PicPay account, adding another frictionless way to cash-in.

Based on a variety of metrics, we are a leading enabler of Open Finance in Brazil. We are currently the second largest player in terms of market share of active consents received (consumers that opted in to share their financial information from other institutions with PicPay) with 16.4%, placing us only behind Nubank (33.6%) and ahead of Itaú (11.4%), Mercado Pago (10.0%), Santander (6.9%), Banco do Brasil (5.9%), Bradesco (5.7%),

and Caixa Econômica (3.5%), according to data provided by the Brazilian Central Bank. We also lead in payments initiation consents based on the cumulative number of consents received to authorize payments in our ecosystem through the Account Aggregator since April 2023. Open Finance has been highly instrumental in expanding our consumers’ principality, which allows us to capture new opportunities and increase the overall adoption of financial and non-financial products and services offered through our open platform.

One of the key initiatives from Open Finance is the Payment Initiation Service Provider, which allows third-party providers to initiate payments on behalf of consumers, making it easier for them to transfer funds and make payments using different financial providers without having to switch between different mobile apps and bank accounts, reducing time and friction (for further details, please see “Business — Our Two-Sided Ecosystem — Our Unique Approach”). We started operating as a payment initiator in February 2023, providing Pix transactions from other financial institutions through our account aggregator. We have noted that transactions initiated by PicPay are growing, allowing us to capture new possibilities to increase the overall level of expenditures across financial and non-financial products and services offered through our open platform.

Our Opportunity

Total Addressable Market (TAM)

Our addressable markets include all of the aforementioned sectors. We define our estimated addressable market through the four main verticals below:

Total addressable market (TAM) as revenues

•        Digital Wallet:    takes into consideration the estimated transactional fee charged by the market over total volumes, net of credit card interchange and funding costs.

•        Cards:    considers interchange fees paid by merchants to issuers plus net interest income resulting from credit card revolving operations and balance financing.

•        Consumer Loans:    consists of net interest income from payroll loans, personal loans and other categories of non-earmarked credit products, excluding credit cards for individuals.

•        Corporate Benefits:    consists of interchange fees paid by merchants to issuers of corporate benefit cards plus income with account balance floating and income with settlements scheduled floating.

•        Acquiring:    consists of fees charged by acquirers to process credit, debit and prepaid transactions accepted by merchants, net of card interchange costs. It also considers revenues originated from an estimated market yield for POS terminals rental and net interest income from prepayment of credit card receivables.

•        Business Loans:    consists of net interest income from non-earmarked credit products for businesses, excluding prepayment of credit card receivables.

The chart below presents the Total Addressable Market for our two-sided ecosystem for the year of 2025 in terms of net revenues:

____________

Source:    Company’s proprietary data and estimates.

(1)      TAM calculated as an addressable revenue pool.

(2)      Cards include both household and corporate products.

(3)      Based on Brazil’s 2023 GDP of R$10.9 trillion.

(4)      Pix/P2P transfers and bill payments using a credit card.

(5)      Payments made using a credit, debit, or prepaid card, and credit card loans (revolving and refinanced balances).

(6)      Non-earmarked loans to individuals, other than credit card operations.

(7)      Account balance floating, ITC settlements schedule floating.

(8)      Rental fees, MDR credit card receivables.

(9)      Non-earmarked loans for business.

Consumers’ Addressable Market

We believe that net revenues coming from the digital wallet business in Brazil could achieve R$12 billion until the end of 2025. Considering internal estimates, it represents a CAGR of 54% compared to R$5 billion of net revenues for this business in 2023. One of the main factors that contribute to such growth is related to the consolidation of instant payments in Brazil led by Pix, as well as credit card new use cases enhanced by digital wallets given that consumers are increasingly adopting credit cards as a source of funding while paying their bills. Additionally, Pix Credit TPV regarding person-to-person and person-to-business transactions, according to internal estimates, is expected to reach R$194 billion in the year 2025, a CAGR of 73% when compared to R$65 billion estimated for 2023.

We expect net revenues from card transactions to reach R$174 billion of net revenues in the year 2025, a CAGR of 8% compared to R$148 billion estimated for 2023. We believe that the consolidation of this business is based on behavior change, as consumers are increasingly preferring more convenient and secure payment methods, such as cards over paper-based transactions. This behavior is driven by the ease of use of cards, the possibility to accrue benefits, such as points and miles, and the additional security offered by electronic transactions. In addition, as more consumers opt for online shopping due to the convenience and variety of options available, the volume of card transactions also tends to increase. Credit and debit cards are the primary payment methods used in e-commerce, thus driving the usage of these instruments.

Finally, when we take into consideration net revenues coming from consumer loans it is estimated to reach R$383 billion in Brazil in the year 2025, a CAGR of 14% from R$296 billion in 2023. Unlike other businesses aforementioned, we believe that consumer loans are still facing a challenging scenario. One of the main factors that contribute to consumer loan low growth rate levels is related to high household indebtedness, the prevalence of high-cost credit modalities, unemployment, and lack of financial education. These factors have led to increased financial strain on households and a greater reliance on credit, contributing to a cycle of debt accumulation and financial stress. Although the macro scenario seems to be improving as the Brazilian Central Bank has been recently implementing a policy of reducing interest rates. Lower interest rates tend to stimulate credit, making it more accessible and attractive to consumers. Nonetheless, the increasing digitalization of the Brazilian financial sector has facilitated access to credit for many individuals. Fintechs and digital banks have been offering more agile and accessible solutions, expanding access to credit for a portion of the population that previously had difficulties obtaining loans.

Merchants’ Addressable Market

Analyzing the total addressable market related to corporate benefits, a business line that is embedded in our businesses’ ecosystem, we notice that we have plenty of room to penetrate. According to internal estimates, in the year 2025, net revenues from corporate benefits will reach R$10 billion, representing a CAGR of 8% since 2023, when we estimate that total net revenues from this business reached R$8 billion. In Brazil, the corporate benefits market thrives on labor laws mandating minimum offerings and a strong demand for competitive benefits to retain talent. Economic stability supports businesses in providing these benefits. Additionally, technology streamlines benefit administration, while a growing focus on employee well-being drives demand for comprehensive wellness programs.

According to our internal estimates based on information provided by ABECS and the Brazilian Central Bank, net revenues coming from merchant acquiring services in Brazil will reach R$42 billion in the year 2025, a CAGR of 11% since 2023, when we estimate that revenues from acquirers totaled R$34 billion. Among the main factors contributing to this increase we can mention the increasing use of electronic payment methods, the expansion of e-commerce, the adoption of technologies such as NFC payments, and the growth of financial inclusion, with more people accessing banking services and using cards. These combined elements are contributing to a significant increase in transaction volume and the development of the payments sector in the country.

Net revenues from business loans are expected to reach R$87 billion for the year 2025, according to internal estimates based on data provided by the Brazilian Central Bank. Revenues could present a CAGR of 16% compared to R$65 billion estimated for 2023. In recent years, Brazil’s corporate credit market has seen notable shifts. Interest rates for business loans have decreased alongside the personal credit market, driven by reduced basic interest rates and heightened competition among financial institutions. The advent of digital credit has streamlined access to financing, with fintechs and traditional banks offering online platforms for swift and efficient lending. Moreover, there has been a concerted effort to expand financing opportunities for small and medium enterprises (SMEs) through targeted programs and partnerships. Companies increasingly seek tailored financial solutions, such as technology investment credit and export financing. Concurrently, financial institutions have tightened credit policies and bolstered risk assessment processes to navigate economic uncertainties effectively. These dynamics underscore a transformative period in Brazil’s corporate credit landscape, blending technological innovation with evolving market demands.

See “Presentation of Financial and Other Information — Total Addressable Market.”

Regulatory Overview

Our Regulatory Position

Our business is subject to a number of laws and regulations that affect payment schemes and payment institutions, many of which are still evolving and could be interpreted in ways that could harm our business. While it is difficult to fully ascertain the extent to which new legal developments will affect our business, there has been a trend towards increased consumer and data privacy protection. General business regulations and laws, or those specifically governing payment institutions, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

Four of our subsidiaries in Brazil, PicPay Instituição de Pagamento S.A., or “PicPay Brazil,” PicPay Bank — Banco Múltiplo S.A., or “PicPay Bank,” PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda., or “PicPay Invest,” and Crednovo Sociedade de Empréstimo entre Pessoas S.A., or “Crednovo,” perform activities that are subject to Brazilian regulation enacted by the Brazilian Central Bank (Banco Central do Brasil), or “BCB,” by the Brazilian National Monetary Council (Conselho Monetário Nacional), or the “CMN” and/or by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the “CVM,” as applicable, and have obtained authorizations from the Brazilian Central Bank to operate, as follows:

•        PicPay Brazil is authorized by the Brazilian Central Bank to operate as a payment institution (instituição de pagamento) in the capacities of: (1) issuer of electronic currency (emissor de moeda eletrônica), (2) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago) and (3) acquirer (credenciador);

•        PicPay Bank is authorized by the Brazilian Central Bank to operate as a multi-purpose bank (banco múltiplo), with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

•        PicPay Invest is authorized by the Brazilian Central Bank to operate as a securities dealership firm (sociedade distribuidora de títulos e valores mobiliários), or “DTVM,” performing the activities provided by CMN Resolution No. 5,008, of March 24, 2022, as amended, or “CMN Resolution 5,008/2022.” In addition, PicPay Invest is authorized by the CVM to perform securities custodian services (custodiante de valores mobiliários) and fiduciary administration and trustee (administrador fiduciário de carteira de valores mobiliários) activities; and

•        Crednovo is authorized by the Brazilian Central Bank to operate as a P2P lending fintech company (sociedade de empréstimo entre pessoas), or “SEP,” intermediating credit operations between lenders and borrowers.

Our main subsidiaries in Brazil are subject to extensive regulation. We offer various payment, financial and capital markets services and we perform activities related to credit, payments, digital accounts, brokerage services and portfolio management.

Regulation Applicable to the Brazilian Payment System

General Rules

The activities developed by PicPay Brazil in Brazil are subject to Brazilian laws and regulations applicable to payment schemes (arranjos de pagamento) and payment institutions. Brazilian Federal Law No. 12,865, of October 9, 2013, as amended, or “Law 12,865/2013,” established the first set of rules regulating the electronic payments industry within the Brazilian Payments System (Sistema de Pagamentos Brasileiro), or “SPB,” and created the concepts of payment schemes, payment schemes settlors (instituidores de arranjos de pagamento) and payment institutions.

In addition, Law 12,865/2013 granted to the Brazilian Central Bank (in accordance with the guidelines set out by the CMN), and to the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, capital requirements, internal controls, risk management, opening of payment accounts and the transfer of funds to and from payment accounts. After the enactment of Law 12,865/2013, the CMN and the Brazilian Central Bank created a regulatory framework regulating the operation of payment schemes and payment institutions. Such framework consists mainly of CMN Resolution No. 4,282, of November 4,

2013, as amended, or “CMN Resolution 4,282/2013,” BCB Resolution No. 80, of March 25, 2021, as amended, or “BCB Resolution 80/2021,” BCB Resolution No. 81, of March 25, 2021, as amended, or “BCB Resolution 81/2021,” BCB Resolution No. 96, of May 19, 2021, as amended, or “BCB Resolution 96/2021,” BCB Resolution No. 150, of October 6, 2021, as amended, or “BCB Resolution 150/2021,” among others.

The Brazilian Central Bank’s regulations also allow payment schemes settlors to set additional rules for entities that use their brands. Since we participate in third-party payment schemes, we must comply with their rules in order to continue accepting payments from payment instruments bearing their brands. Below is a summary of the most relevant laws that apply to our operations in the SPB.

Payment Schemes

A payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end consumers (i.e., payors and receivers). In addition, such payment service must be accepted by more than one receiver in order to qualify as a payment scheme:

•        Payment schemes that exceed certain thresholds are considered to form part of the SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, according to Article 2, II, of BCB Resolution 150/2021, including the requirement to obtain an authorization by the Brazilian Central Bank.

•        Payment schemes that operate below these thresholds are not considered to form part of the SPB, according to Article 2, II, of BCB Resolution 150/2021, and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Brazilian Central Bank, although they are required to report certain operational information to the Brazilian Central Bank on an annual basis.

•        Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Brazilian Central Bank. Limited-purpose payment schemes include, among others, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; (iii) intended for payment of specific products or services; and/or (iv) related to employee benefits (such as meal vouchers).

•        Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, closed-loop payment schemes set up by payment institutions authorized to operate by the Brazilian Central Bank, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution in which financial settlement of payment transactions are carried out exclusively using the book-transfer method.

Payment Schemes Settlors

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Brazilian Central Bank’s regulations, in Article 3 of Annex I of BCB Resolution 150/2021, require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the consumers of payment schemes.

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or not, to the execution of the remittance of funds to the receivers in payment schemes, among other activities, as described in Law 12,865/2013.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories, according to Article 3 of BCB Resolution No. 80/2021:

•        issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts for cardholders or end-consumers. They carry out payment transactions using electronic currency deposited into such prepaid accounts, and convert the deposits into physical or book-entry currency or vice versa.

•        issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts where the end-user intends to make payment on a post-paid basis. They carry out payment transactions using these post-paid accounts.

•        acquirers: these payment institutions do not manage payment accounts, but enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in a payment scheme. They participate in the settlement process for payment transactions by receiving the payment from the card issuer and settling with the merchant.

•        Payment Initiator Service Provider (PISP): these payment institutions render initial payment services whereby it does not (i) manage the account from which the payment is being made; and (ii) hold the fund during the rendering of the services.

Payment institutions must operate in Brazil and must have a corporate purpose that is compatible with payments activities. As for payment schemes, the regulations applicable to payment institutions depend on certain features, such as the annual cash value of transactions handled by the payment institution or the value of resources maintained in prepaid payment accounts. Certain financial institutions have specific exemptions from the requirement to obtain authorization from the Brazilian Central Bank to act as a payment institution and provide payment services. Furthermore, certain payment institutions are not subject to the legal and regulatory framework applicable to the payment industry in Brazil. This applies, for example, to payment institutions that only participate in limited-purpose payment schemes and payment institutions that provide services in the scope of programs set up by governmental authorities aimed at granting benefits to natural persons due to employment relationships.

The CMN and Brazilian Central Bank’s regulations applicable to payment institutions cover a wide variety of issues, including: (i) penalties for noncompliance; (ii) the promotion of financial inclusion; (iii) the reduction of systemic, operational and credit risks; (iv) reporting obligations; and (v) governance. The regulations applicable to payment institutions also cover payment accounts (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. BCB Resolution 96/2021, in Article 3, classifies payment accounts into two types:

•        prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

•        post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Law 12,865/2013 requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold a portion of the funds deposited in the prepaid payment account in certain specified instruments, either in:

•        a specific account with the Brazilian Central Bank, which pays interest linked to the SELIC rate, pursuant to the provisions of BCB Resolution No. 237, of March 16, 2023; or

•        Brazilian government bonds registered with the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or the “SELIC.”

Since July 1, 2023, payment institutions have been able to operate in the foreign exchange market, as long as they comply with certain rules, such as the restriction to only operate with electronic currency and operational thresholds, pursuant to BCB Resolution No. 277, of December 31, 2022, as amended, or “BCB Resolution 277/2022,” and subject to prior authorization.

Instant Payment System (Pix)

In 2020, the Brazilian Central Bank launched Pix, a payment system that allows real-time payments and transfers. The main goals of the Brazilian Central Bank with Pix are to foster innovation and differentiated services that meet the needs of end consumers, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment. In this context, the Pix is an open ecosystem which various types of payment service providers can join.

On August 12, 2020, the Brazilian Central Bank published BCB Resolution No. 1 or BCB Resolution 1/2020, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos), or “SPI,” and the Brazilian Central Bank’s instant payments arrangement. The arrangement requires that all financial and payment institutions authorized to operate by the Brazilian Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Brazilian Central Bank’s instant payments arrangement.

In addition to the traditional functionalities of Pix, such as transferring funds between individuals and/or legal entities, the Brazilian Central Bank is currently developing new tools to be integrated with Pix, enabling new possibilities to use Pix in different contexts. Such new functionalities are aligned with the Brazilian Central Bank’s goals to promote competitiveness and innovation in the means of payment business, foster financial inclusion, reduce costs related to means of payment and improve the user experience, which should be simple and secure.

The following features have already been developed by the Brazilian Central Bank:

•        Pix Collection (Pix Cobrança): As provided in the Subsection II of the Annexed Regulation to BCB Resolution 1/2020, Pix Collection is the possibility for a receiving user to easily manage and receive collections related to:

•        immediate payments, which are those related to business models in which payment must be made at the same time of the collection, such as physical points of sale and e-commerce;

•        payments with maturity date, which are those related to business models in which the payment can be made at a future date, with the possibility of covering interest, fines, other additions, discounts and other rebates; and

•        payments related to the facilitation of cash withdraw service, meaning those related to the receipt of Pix transactions for cash withdraw or change purposes, as requested by the withdrawing person, to enable the availability of funds to the paying user under Pix Withdraw and Pix Change products, further described below.

•        Pix Withdraw and Pix Change (Pix Saque and Pix Troco): As provided in the Subsection III of the Annexed Regulation to BCB Resolution No. 1/2020, Pix Withdraw consists of a transaction in which a payer user, holding a transactional account in any Pix participant, issues a Pix with the purpose of making a withdraw from their transactional account to the transactional account of a withdraw service facilitator or withdraw agent, receiving funds in paper money in an amount corresponding to the payment made. Pix Change consists of a transaction in which a payer user, holding a transactional account at any Pix participant, upon making a purchase at a withdraw agent that is a merchant or a corresponding withdraw facilitator service, issues a Pix with the purpose of changing from their transactional account to the transactional account of the withdraw agent, receiving funds in paper money in an amount corresponding to the difference between the Pix for the purpose of change and the purchase amount.

•        Scheduled Pix (Pix Agendado): As provided in the Subsection I of the Annexed Regulation to BCB Resolution 1/2020, scheduled Pix consists of the possibility of a payer user to schedule a Pix for a certain future date. The request for a Scheduled Pix should be retained in the internal systems of the transactional account provider participant, not affecting the transactional wallet balances of the payer user, until the time of initiation of the Pix transaction. In the event of lack of sufficient funds in the payer user’s account on the scheduled date for Pix, the initiation of the transaction is not authorized.

In addition, Guaranteed Pix (Pix Garantido) and Automated Pix (Pix Automático) are currently under development by the Brazilian Central Bank. With Guaranteed Pix, consumers would be able to pay for their purchases in installments through Pix, with a guarantee of payment to the recipient of the funds by the financial institution holding the checking account. The Automated Pix shall enable automatic recurring payments through a single authorization by the payer. Payees (e.g., utilities) will generate recurring payments using the Pix rail without the need for individual agreements with the payer’s payment service providers. The new Pix feature promises to make the credit card market even more competitive, including new players in the market and expanding access to credit for consumers.

Financial Institutions Regulation

General Rules

The current Brazilian banking and financial system was established by Brazilian Federal Law No. 4,595, of December 31, 1964, as amended, or “Law 4,595/1964.”

Law 4,595/1964 set forth the structure of the National Financial System (Sistema Financeiro Nacional), or the “SFN,” which consists of the CMN, the Brazilian Central Bank, Banco do Brasil S.A., the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or the “BNDES,” and other public or private financial institutions. Moreover, while the following entities are not covered by the Banking Law, they play key roles in the financial system: the CVM, the Brazilian Private Insurance Authority (Superintendência de Seguros Privados), or the “SUSEP,” the National Superintendency of Pension Plans (Superintendência Nacional de Previdência Complementar), or the “PREVIC,” the National Private Insurance Council (Conselho Nacional de Seguros Privados), or the “CNSP,” and the National Council for Pension Plans (Conselho Nacional de Previdência Complementar), or the “CNPC.”

Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965,” regulates the Brazilian capital markets establishing standards and several other mechanisms. Moreover, pursuant to Brazilian Federal Law No. 6,385, of December 7, 1976, as amended, or “Law 6,385/1976,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The banking and capital markets regulatory framework in Brazil is further supplemented by regulation issued by the CMN, CVM and the Brazilian Central Bank, and self-regulation policies, such as those issued by several associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, such as the Brazilian stock exchange — Brasil, Bolsa, Balcão, or the “B3,” the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Association of Investment Analysts (Associação dos Analistas e Profissionais do Mercado de Capitais), or “APIMEC.”

The incorporation and operation of financial institutions in Brazil depend on prior authorization from the Brazilian Central Bank. Pursuant to Decree No. 10,029 of September 26, 2019, the Brazilian Executive Branch granted authority for the Brazilian Central Bank to approve foreign investments in financial institutions. Such decree was further regulated by BCB Circular No. 3,977, of January 22, 2020 and foreign investments in financial institutions are also subject to oversight from the CVM when they participate in the Brazilian capital markets (such as PicPay Invest).

Financial institutions in Brazil may operate under various forms, such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage firms, securities dealership firms, real estate credit companies, mortgage companies, among others, all of which are regulated by different rules issued by the CMN, the Brazilian Central Bank and the CVM (if such financial institutions participate in capital markets activities). In addition, similarly to financial institutions, stock exchanges are also subject to CMN, Brazilian Central Bank and the CVM approval and regulation as well as to regulation established by Brazilian Federal Law No. 4,728, of July 14, 1965, as amended, or “Law 4,728/1965.”

Pursuant to Law 4,595/1964, CMN Resolution No. 4,970, of November 25, 2021, as amended, or “CMN Resolution 4,970/2021” and CMN Resolution 5,008/2022, financial institutions, such as PicPay Bank, PicPay Invest Crednovo, and securities brokerage and dealership firms (CTVMs and DTVMs), such as PicPay Invest, must seek approval from the Brazilian Central Bank when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils), as provided in Article 3, V, of CMN Resolution 4,970/2021. According to Law 4,728/1965, for securities dealership firms (such as PicPay Invest), managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of PicPay Invest are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 5,009, of March 24, 2022, as amended, or “CMN Resolution 5,009/2022.”

Pursuant to Article 2 of CMN Resolution No. 5,043 of November 25, 2022, as amended, or “CMN Resolution 5,043/2022,” with the exception of (i) equity interests typically held in proprietary investment portfolios by investment banks, development banks, development agencies and multi-purpose banks; (ii) temporary equity interests not categorized as permanent assets (ativos permanentes) and not subject to consolidation by the financial institution; and (iii) minority equity interests in financial organizations and institutions abroad, made exclusively for the purpose of gaining access to export financing instruments and the international transfer of resources, financial institutions must receive prior authorization from the Brazilian Central Bank to hold capital interest in other companies. In order to receive authorization, the financial institutions’ activities must justify the need to hold capital interest in other companies. However, should the financial institutions participate in underwriting activities under certain exceptions established by the CMN, they will not need to provide such justification.

According to Law 4,595/1964, Brazilian financial institutions are prohibited from granting loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Certain exceptions to such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018, as amended, or “CMN Resolution 4,693/2018.”

Multi-Purpose Banks

According to CMN Resolution No. 5,060 of February 16, 2023, as amended, or “CMN Resolution 5,060/2023,” Brazilian multi-purpose banks (such as PicPay Bank) are subject to extensive and continuous regulatory scrutiny by Brazilian authorities. Multi-purpose banks conduct at least two types of banking activities, according to Article 4 of CMN Resolution 5,060/2023, provided that at least one of such activities is either commercial or investment banking. Banking regulation is enforced by the relevant government entities and regulators with the goal of controlling credit availability and reducing or increasing consumption.

Certain controls are temporary in nature and may vary from time to time in accordance with the relevant government’s or regulator’s credit policies, including:

•        minimum capital requirements;

•        compulsory reserve requirements;

•        lending limits and other credit restrictions; and

•        accounting and statistical requirements.

The following rules are applicable to multi-purpose banks (such as PicPay Bank):

•        they must ensure the adequacy of products and services for consumers’ needs, interests and objectives, as well as the integrity, reliability, security and confidentiality of transactions, services and products;

•        they may not own real estate other than the property they occupy, unless they take possession of real estate in satisfaction of a debt or when expressly authorized by the Brazilian Central Bank, subject to certain CMN rules. Moreover, the total amount of fixed assets must be limited to fifty per cent (50%) of the institution’s regulatory working capital;

•        they must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•        financial institutions are prohibited from granting loans or advances without an appropriate agreement formalizing such debt;

•        financial institutions may not grant loans to, or guarantee the transactions of, their affiliates, except in certain limited circumstances (refer to “— Other Rules” below);

•        the registered capital and total net assets of financial institutions must be compatible with the rules governing share capital and minimum capitalization enforced by the Brazilian Central Bank for each type of financial institution; and

•        financial institutions shall maintain internal policy and procedures governing their relationships with clients and consumers of their products and services.

On September 26, 2019, CMN issued Resolution No. 4,753, as amended, or “CMN Resolution 4,753/2019,” which, effective as of January 1, 2020, replaced and consolidated several sparse CMN Resolutions dealing with the opening of bank accounts, which were issued over the years due to changes made to enable the creation of new products and services for specific public and clients, such as the rules applicable to “simplified accounts” previously governed by CMN Resolution No. 3,211, of June 30, 2004, and CMN Resolution No. 4,480, of April 25, 2016, which previously regulates the opening and closing of bank deposit accounts by Brazilian residents through the exclusive use of electronic means and establishes terms and conditions applicable thereto. In addition, CMN Resolution No. 4,949, of September 30, 2021, as amended, or “CMN Resolution 4,949/2021,” sets forth procedures to be adopted by financial institutions with respect to client relationship.

With the purpose to enable the use of more modern and efficient technology to attract new consumers through electronic service channels (a process known as digital onboarding), CMN Resolution 4,753/2019 removed from the regulatory framework several existing restrictions arising from the adoption of procedures relating to physical handling of documents, such as the requirement that the identification and location details of the client must be physically checked, as previously established by Resolution No. 2,025, of November 24, 1993. The Brazilian Central Bank acknowledged that there are currently more efficient and secure ways of verifying data by electronic means, which reduces administrative costs.

The integration of modern technology such as Application Programming Interfaces, or “APIs,” big data and Blockchain/Distributed Ledger Technology, or “DLT,” has incentivized the CMN and the Brazilian Central Bank to develop new rules in connection with Agenda BC#, which is the Brazilian Central Bank innovation program, and the regulatory framework tends to evolve accordingly. Regulatory authorities are striving to create technological solutions that would plug the gaps from traditional inefficiencies in the banking system. The regulators have expressed significant interest in the benefits and efficiencies that such technology may bring to the banking industry and to its financial inclusion strategies.

Pursuant to Article 2 of CMN Resolution No. 4,893, of February 26, 2021, as amended, or “CMN Resolution 4,893/2021,” financial institutions and other institutions authorized to operate by the Brazilian Central Bank must implement cybersecurity policies in order to ensure the integrity of their data systems. Under CMN Resolution 4,893/2021, which regulates cybersecurity policies and the requirements for contracting data processing, storage and cloud computing services, covered institutions are required to appoint an officer who will be responsible for implementing and overseeing cybersecurity policy and to adopt procedures and controls to prevent and respond to cybersecurity incidents.

CMN Resolution 4,893/2021 also requires relevant institutions to provide an annual report to the Brazilian Central Bank disclosing any cybersecurity incidents, as well as remediation efforts. In addition, communication to the Brazilian Central Bank is required should any third-party service providers be hired for data processing, storage and cloud computing services. When services are rendered abroad, there are additional requirements for contracting, including the existence of a cooperation agreement between the Brazilian Central Bank and the supervisory authority of the foreign country, or, absent such cooperation agreement, such contracting is subject to prior approval of the Brazilian Central Bank.

Securities Brokerage and Dealership Firms (CTVMs and DTVMs)

Securities trading in stock exchange markets shall be carried out exclusively by securities brokerage or dealership firms (such as PicPay Invest) and certain other authorized institutions. Brokerage and dealership firms are part of the SFN and subject to regulation and oversight of the CMN, the Brazilian Central Bank and the CVM. Securities brokerage and dealership firms must be authorized by the Brazilian Central Bank to trade on the stock exchange market. Among other roles, securities brokerage and dealership firms and certain other authorized institutions may act as underwriters in the public offering of financial instruments and may participate in the foreign exchange trades in any foreign exchange market, subject to certain limitations, as set forth in the Brazilian Central Bank’s regulations.

Brokerage and dealership firms are regulated by CMN Resolution 5,008/2022, which allows such entities to engage in the following activities (among others):

•        trading in stock exchanges;

•        underwriting;

•        intermediating public offerings;

•        managing investment portfolios; and

•        intermediating foreign currency trades.

In addition to CMN Resolution 5,008/2022, brokerage and dealership firms are also subject to regulations issued by the CVM.

Pursuant to the rules set forth by the Brazilian Central Bank, brokerage and dealership firms (such as PicPay Invest) cannot execute transactions that may result in loans, facilities or cash advances to their clients, including through synthetic transactions (such as assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage and dealership firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Credit Fintechs (SCDs and SEPs)

CMN enacted Resolution No. 4,656 on April 26, 2018, subsequently replaced by CMN Resolution No. 5,050, of November 25, 2022, as amended, or “CMN Resolution 5,050/2022,” with the purpose to regulate online lending fintechs and established two new categories of financial institutions. Pursuant to CMN Resolution 5,050/2022 and Law 4,595/1964, the following new categories of financial institutions are the only financial institutions authorized to grant credit through electronic platforms:

•        On-Line Lending Company (sociedade de crédito direto), or “SCD,” which is a financial institution that carries out loan transactions, financing and acquisition of credit rights exclusively through an electronic platform, using mainly its own capital as financial source for such transactions. The SCDs are authorized to assign credits related to their own transactions to: (i) financial institutions; (ii) investment funds; or (iii) securitization companies, provided that the quotas of the investment funds and the securitization assets issued by the securitization company are offered exclusively to qualified investors; and

•        Peer-to-Peer Lending Company (sociedade de empréstimo entre pessoas), or “SEP”: which is a financial institution that intermediates lending and financing transactions between individuals, exclusively through an electronic platform (such as Crednovo). Creditors may be individuals, financial institutions, investment funds exclusively destined to qualified investors, securitization companies or other legal entities, but similarly to the SCD, the quotas of the investment funds and the securitization assets issued by the securitization company can only be offered to qualified investors. CMN Resolution 5,050/2022 limits the exposure of non-qualified investors (as per CVM regulation) to R$15,000.00 per debtor, for transactions intermediated by the same SEP.

As financial institutions, SCDs and SEPs, among other provisions:

•        are free to charge any compensatory interest rates, without caps or limitations, being excluded from the restrictions imposed by Decree No. 22,626, of April 7, 1933, as amended, or the “Brazilian Usury Law”;

•        will have direct access to the Credit Risk Data System of the Brazilian Central Bank (Sistema de Informação de Crédito), or “SCR,” for credit purposes analysis;

•        perform credit collection for third parties and consumers (in the case of SEPs);

•        issue electronic currency and post-paid instruments, in accordance with applicable regulation; and

•        may opt to have direct access to the SPB, which allows the performance of domestic wire transfers and issuance of payment slips (boletos) without the intervention of a traditional financial institution.

On the other hand, SCDs and SEPs must comply with certain key governance, compliance and supervision requirements applicable to all the institutions that are a part of the SFN, such as: minimum requirement of paid-in capital stock and net equity, prior authorization to operate, banking secrecy, establishment of internal controls and procedures, implementation of risk management structures, observation of know your client, anti-money laundering and counter terrorist financing rules, cybersecurity rules, constitution of ombudsman office and preparation of accounting statements pursuant to the Standard Chart of Accounts of the National Financial System (Plano Contábil das Instituições do Sistema Financeiro Nacional, or “COSIF,” administrative penalties for noncompliance, among others.

Both companies are subject to prior licensing from the Brazilian Central Bank in order to operate, following the procedure set forth by this new regulatory framework. Licensing requirements are slightly simpler (the business plan, for instance, is replaced by a statement of reasons), but are generally similar to those already in place for financial institutions, such as: (i) identifying the controlling group; (ii) proving financial and economic capacity, expertise and know-how; and (iii) showing evidence of approval from the applicant’s officer members.

Securities Custodians

According to CVM Resolution No. 32, of May 19, 2021, as amended, or “CVM Resolution 32/2021,” the provision of securities custody services includes:

•        in the event of the provision of services to investors: (i) the preservation, control and reconciliation of securities positions in custody accounts held in the name of the investor; (ii) the handling of trading instructions received from investors or persons legitimized by agreement or mandate; and (iii) the handling of events incident to the securities under custody; and

•        in the event of services being provided to issuers: (i) the physical safekeeping of non-book-entry securities; and (ii) carrying out the procedures and registrations necessary for the centralized deposit regime to be effective and applied to securities.

In order to be able to provide the services listed above, it is necessary to apply for authorization with the CVM, which is granted to commercial, multiple or investment banks, savings banks, brokerage firms or securities dealership firms (such as PicPay Invest), and entities providing clearing and settlement services and centralized securities depository.

In addition, in order to be able to apply to provide custody services, the applicant must:

•        set up and maintain operational and technological capacity for the performance of its activities, with a view to the satisfactory provision of custody services, in particular with regard to guaranteeing the quality and confidentiality of information; and

•        set up and maintain secure computerized processes and systems suitable for carrying out its activities, so as to enable the recording, processing and control of positions and custody accounts.

The aforementioned processes and systems must be compatible with the size, characteristics and volume of the operations for which the institution is responsible, as well as with the nature and type of the securities under its custody. Further, in order to apply for authorization to provide securities custody services, the institution must demonstrate economic and financial capacity compatible with the operations to be carried out.

Investment Portfolio Trustees

The activity of managing securities portfolios is also regulated by the CVM. CVM Resolution No. 21, of February 25, 2021, as amended, or “CVM Resolution 21/2021,” defines securities portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of and in the name of clients.

CVM Resolution 21/21 provides for two categories of securities portfolio managers:

•        investment portfolio trustees (such as PicPay Invest); and/or

•        investment portfolio managers.

In order to be accredited by the CVM to carry out this activity, legal entities acting as securities portfolio administrators must:

•        be headquartered in Brazil;

•        have securities portfolio administration as their corporate purpose and be duly incorporated and registered with the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica), or “CNPJ”;

•        have one or more officers duly accredited as asset managers, responsible for the activity of securities portfolio management, under the terms of CVM Resolution 21/2021;

•        appoint an officer responsible for compliance and an officer responsible for risk management;

•        be controlled by shareholders (direct and indirect) who have an unblemished reputation and who have not been convicted of certain crimes detailed in article 3, VI, of CVM Resolution 21/2021;

•        appoint officers who are not prevented or suspended from holding office in a financial institution or other entities authorized to operate by the CVM, the Brazilian Central Bank, SUSEP or PREVIC, and who have not been prevented from carrying out securities portfolio management activities by a judicial or administrative decision;

•        put in place and maintain personnel and information technology resources appropriate to the size and types of investment portfolios managed; and

•        sign and provide the CVM with the appropriate forms to prove the capacity of their partners and officers to carry out such activities, under the terms of CVM Resolution 21/2021.

Under CVM Resolution 21/2021, in Article 18, portfolio managers must, among other requirements, conduct their activities with good faith, transparency, diligence and loyalty in dealing with their clients and perform their duties in such a way as to meet their clients’ investment objectives. Article 16 of CVM Resolution 21/2021 also requires portfolio managers to maintain a website on the internet, with various up-to-date information, including, but not limited to:

•        a reference form to be filled in annually;

•        a code of ethics;

•        rules, procedures and a description of internal controls to comply with CVM Resolution 21/2021;

•        a risk management policy;

•        a securities trading policy for managers, employees, collaborators and the company itself;

•        a manual for pricing the assets of the securities portfolios it manages, even if this manual has been developed by third parties; and

•        a policy for apportioning and dividing orders between securities portfolios.

In addition, according to Article 20 of CVM Resolution 21/2021, securities portfolio managers are prohibited from:

•        advertising guaranteed levels of profitability, based on the historical performance of the portfolio or securities and securities market indices;

•        modifying the basic characteristics of the services it provides without prior formalization in accordance with the agreement and regulations;

•        making any promises regarding future portfolio returns;

•        contracting or making loans on behalf of their clients, subject to certain exceptions established in the applicable regulations;

•        providing a guarantee, endorsement, acceptance or co-obligation in any other form in relation to the assets it manages;

•        neglecting, under any circumstances, to defend the rights and interests of the client;

•        trading in the securities of the portfolios it manages for the purpose of generating brokerage or rebate income for itself or for third parties; or

•        subject to certain exceptions established in CVM Resolution 21/2021, acting as a counterparty, directly or indirectly, in business with portfolios it manages.

Main Regulatory Authorities in Brazil

National Financial System

The main regulatory authorities in the Brazilian financial system are the CMN, the Brazilian Central Bank and the CVM. In addition, most Brazilian securities brokers, securities dealerships and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

Moreover, trading segments managed by B3 are self-regulated and supervised by BSM Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

CMN

The CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules. The current Brazilian banking and financial institutional system was established by Law 4,595/1964.

According to Law 4,595/1964, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to Law 4,595/1964, as well as the enforcement of applicable penalties. In addition, Law 4,728/1965 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market.

The CMN has power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Brazilian Central Bank, the CVM and the SUSEP. The CMN also has the following functions: (i) coordinating monetary, credit, budget and public debt policies; (ii) establishing policies on foreign exchange and interest rates; (iii) seeking to ensure liquidity and solvency of financial institutions; (iv) overseeing activities related to the stock exchange markets; (v) regulating the structure and operation of financial institutions; (vi) granting authority to the Brazilian Central Bank to issue currency and establish reserve requirement levels; and (vii) establishing general guidelines for the banking and financial markets.

Brazilian Central Bank

The activities of financial institutions are subject to limitations and restrictions. The Brazilian Central Bank is responsible for implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; regulating Brazilian financial institutions in the public and private sectors and monitoring and regulating foreign investments in Brazil.

The President of the Brazilian Central Bank is appointed by the President of Brazil (subject to ratification by the Brazilian Senate) for a four-year term, always beginning on January 1 of the third year of the President of Brazil’s term in office.

Law 4,595/1964 delegated to the Brazilian Central Bank the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities and supervising the relative stability of foreign exchange rates and balance of payments.

In addition, Law 4,728/1965 determines that the CMN and the Brazilian Central Bank must exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors from illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by professionals who participate in the intermediation of the distribution or trading of bonds or securities.

The Brazilian Central Bank has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Brazilian Central Bank are as follows:

•        controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        managing the daily flow of foreign capital and derivatives;

•        establishing administrative rules and regulation for the registration of foreign investments;

•        monitoring remittances of foreign currency;

•        controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Brazilian Central Bank may limit remittances of profits and prohibit remittances of capital for a limited period);

•        receiving compulsory collections and voluntary deposits in cash from financial institutions;

•        executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•        intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

•        acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market. The main responsibilities of the CVM are the following:

•        regulating the Brazilian capital markets, in accordance with Brazilian corporation and securities laws;

•        setting rules governing the operation of the securities market, including custodian and investment portfolio trustees;

•        defining the types of financial institutions that may carry out activities in the securities market, as well as the types of transactions that they may perform and services that they may provide in such market;

•        controlling and supervising the Brazilian securities market through, among others:

•        the approval, suspension and delisting of publicly held companies;

•        the authorization of securities brokerage and dealership firms to operate in the securities market and public offering of securities;

•        the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;

•        the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

•        the imposition of penalties; and

•        permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Brazilian Central Bank. Pursuant to Brazilian Federal Law No. 10,198, of February 14, 2001, as amended, and Brazilian Federal Law No. 10,303, of October 31, 2001, as amended, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM.

In compliance with Brazilian legislation, the CVM is managed by a president and four officers, all of whom are appointed by the President of Brazil (subject to ratification by the Brazilian Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules and codes of best practices for the Brazilian capital markets, including punitive measures in case of non-compliance with its rules.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in the B3 trading environments, supervises market participants, provides compensation for losses up to a certain threshold and, if necessary, initiates punitive administrative proceedings and enforces sanctions against those who violate applicable regulations.

Working in close collaboration with CVM and the Brazilian Central Bank, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

•        conducting market surveillance: BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

•        auditing: BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

•        imposing punitive processes and other enforcement actions: when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into terms of commitment (termo de compromisso) with the accused;

•        providing compensation for loss: BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (Mecanismos de Ressarcimento de Prejuízos), or “MRP,” which awards damages of up to one-hundred thousand Brazilian reais (R$120,000.00) to investors harmed by a B3 participant’s inappropriate activity; and

•        facilitating market development: BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

Other Rules

Prudential Framework and Limits of Exposure

Financial Institutions

Financial institutions are subject to an extensive set of rules issued by the CMN and the Brazilian Central Bank related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in light of the systemic risks associated with the relationship and activity of financial institutions. As such, the CMN and the Brazilian Central Bank seek to guarantee the solvency of the SFN and mitigate systemic risks.

With this purpose, CMN Resolution 5,060/2023 established minimum corporate capital and net equity requirements for various types of financial institutions. For instance, the CMN set a minimum capital amount and net equity amount of R$1.5 million for securities brokerage and dealership firms (such as PicPay Invest), R$17.5 million for multi-purpose banks (such as PicPay Bank) and R$1.0 million for peer-to-peer lending fintech companies (such as Crednovo).

In accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,955 and CMN Resolution No. 4,958, both of October 21, 2021, as amended, or “CMN Resolution 4,955/2021,” and CMN Resolution 4,958/2021, which consolidated the methodology for determining the reference equity, as well as minimum requirements for Tier I Capital and Core Capital and the ACP (as defined below).

According to CMN Resolutions No. 4,955/2021 and 4,958/2021, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or “RWAs.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Brazilian Central Bank, is the sum of three items:

•        Common Equity Tier I Capital:    sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

•        Additional Tier I Capital:    consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.

•        Tier II Capital:    consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

The Brazilian Central Bank divides the financial institutions into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions.

CMN Resolution No. 4,557, of February 23, 2017, as amended, or “CMN Resolution 4,557/2017,” unifies and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Brazilian Central Bank. Such rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation and determines that risk management must be conducted through an unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Brazilian Central Bank must also control and mitigate adverse effects caused by the interaction of different risks). Moreover, it strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Payment Institutions

Pursuant to Article 17 of BCB Resolution 80/2021, licensed payment institutions are required to comply with minimum paid-in capital of R$2.0 million per category in which they act (in the case of issuers of post-paid payment instruments, issuers of electronic currency and acquirers, such as PicPay Brazil). With regard to the PISP category, the required amount is reduced to R$1.0 million. In addition, payment institutions that participate exclusively in closed payment schemes as issuers of electronic currency and issuers of post-paid payment instruments must comply with a minimum paid-in capital of R$3.0 million.

On March 11, 2022, the Brazilian Central Bank issued Resolutions No. 197 or BCB Resolution 197/2022, 198, 199, 200, 201 and 202, a new set of rules which established the new prudential framework applicable to payment institutions. The new prudential requirements will be enforceable according to an implementation calendar, with full implementation taking place in January 2025. Pursuant to the new prudential regulatory framework, prudential conglomerates integrated by at least one institution that performs a payment service shall be classified into one of the following types, provided for in Article 2 of BCB Resolution 197/2022:

•        Type 1:    prudential conglomerate led by a financial institution.

•        Type 2:    prudential conglomerate led by a payment institution and not integrated by a financial institution or any other institution authorized to operate by the Brazilian Central Bank subject to the Law 4,595/1964 or Brazilian Federal Law No. 10,194, of February 14, 2001, as amended, or “Law 10,194/2001.”

•        Type 3:    prudential conglomerate led by a payment institution and integrated by a financial institution or other institution authorized to operate by the Brazilian Central Bank subject to Law 4,595/1964 or Law 10,194/2001. We are a Type 3 prudential conglomerate.

According to the Brazilian Central Bank, the concept of regulatory capital applicable to payment institutions was modified in order to ensure a greater capacity to absorb unexpected losses. This treatment consists in deducting from the regulatory capital calculation the assets of the institution that, in situations of financial stress, have few or no value for maintaining the operation of the institution, in addition to considering debt instruments eligible to compose the Tier I and Tier II Reference Equity.

Moreover, the new rules seek to adjust the minimum capital requirement according to the intrinsic risks of each type of activity (payment or financial activity) for Type 3 prudential conglomerates (such as the conglomerate led by PicPay Brazil), recognizing the peculiarities of payment services and their different legal status, and give specific prudential treatment to the risks arising from them. In this context, the Payment Services Risk Weighted Assets (RWASP) was created as a component for the calculation of regulatory capital in Type 1 and Type 3 prudential conglomerates, comprising the activities of merchant acquiring, issuance of electronic currency, issuance of post-paid payment instruments and payment transaction initiation.

With respect to prudential segmentation, this also applies to Type 3 conglomerates, such as the conglomerate led by PicPay Brazil. Based on their size and complexity, Type 3 conglomerates are classified between S2 and S5 and comply with the prudential rules of the respective segment. As of the date of this prospectus, the conglomerate headed by PicPay Brazil is included in the S3 segment.

Type 2 conglomerates are subject to simplified payments, credit and market components of their risk weighted assets, for the purposes of calculating regulatory capital, given that such conglomerates are subject to less complexity and risks. Type 1 conglomerates, on the other hand, also have the RWASP component, with the exception of S1 institutions.

As a result of Public Consultation No. 80, held on May 12, 2022, the Brazilian Central Bank issued Resolution No. 229, or “BCB Resolution 229/2022,” which improves and consolidates the procedures for the calculation of capital requirements in respect of exposures to credit risk through a standardized approach, or “RWACPAD.” The new prudential framework is more sensitive to credit risk, as BCB Resolution 229/2022 increases the granularity of the weights associated with the exposures to credit risk and refines the differentiation of the credit risk of each transaction. In connection with residential real estate financing, for example, instead of using a single risk weighting factor, the risk weighting factors under BCB Resolution 229/2022 varies based on certain objective parameters, allowing less risky exposures to credit risk to have lower capital requirements.

These changes align the Brazilian banking and finance regulations with the international best practice recommendations of the Basel Committee for Banking Supervision, or “BCBS,” and integrate in the framework known as “Basel III” into the Brazilian banking and finance regulations. The recommendations of the BCBS have the purpose to harmonize the prudential regulation adopted by its members.

Regulation of Credit Cards and Prepaid Payment Accounts

With the enactment of BCB Resolution 96/2021, the Brazilian Central Bank amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).

Among other measures, BCB Resolution 96/2021 eliminated the list of minimum consumer registration information for opening prepaid and postpaid payment accounts. Each institution now has discretion, subject to the Brazilian Central Bank supervision, to determine what information it will require from the consumer, depending on its profile. Such Resolution also established new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, BCB Resolution 96/2021:

•        revised the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and fees;

•        defined minimum provisions that must be included in the account agreements; and

•        mandated that the institution sends or makes available to the consumer, through physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the consumer (among the options made available by the institution).

On December 21, 2023, the Brazilian Central Bank issued Resolution No. 365, which amended BCB Resolution 96/2021 and established requirements for the information that must be included in the credit card bills and other postpaid instrument invoices, such as presenting information in an orderly form according to groups of information (e.g. highlighted area, payment alternatives and complementary information). This Resolution will enter into force on July 1, 2024.

Compliance and Internal Controls

All Brazilian financial and payment institutions must maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. BCB Resolution No. 65, of January 26, 2021, sets forth similar rules for Brazilian payment institutions.

On November 25, 2021, the CMN also issued Resolution No. 4,968, or “CMN Resolution 4,968/2021,” which revoked, as of January 1, 2022, the previous CMN Resolution No. 2,554, of September 24, 1998, or “CMN Resolution 2,554/1998.”

According to a statement issued by the CMN, CMN Resolution 2,554/1998 was issued before the document from the Basel Committee Framework for Internal Control Systems in Banking Organizations, even though its provisions were essentially aligned with the precepts of such international document. In this context, with the enactment of CMN Resolution 4,968/2021, the CMN deemed appropriate to update and improve certain rules concerning internal control systems, mainly in order to better adhere to internal standards and best internationally recognized practices. In particular, it sought adherence to the document published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), entitled Internal Control — Integrated Framework, of 2013.

In addition, CMN Resolution 4,968/2021 also sought to enhance the responsibilities attributed to the senior management of financial institutions, especially to the board of directors, as well as to detail the responsibilities of the executive office. CMN Resolution 4,968/2021 provides that financial institutions must designate an officer responsible for internal controls matters (who may perform other duties within the institution, as long as there is no conflict of interest).

Finally, it should be noted that CMN Resolution 4,968/2021 expressly provides that its provisions do not apply to payment institutions. As of the date of this prospectus, no equivalent rules applicable to payment institutions on this matter have been issued by the Brazilian Central Bank.

Insolvency Regimes

Brazilian financial and payment institutions authorized by the Brazilian Central Bank are subject to the resolution regimes that the Brazilian Central Bank may apply, which are set forth in: (i) Brazilian Federal Law No. 6,024, of March 13, 1974, as amended, or “Law 6,024/1976,” which provides for intervention and extrajudicial liquidation; (ii) Decree-Law No. 2,321, of February 25, 1987, as amended, or Decree-Law 2,321/1987, which provides for the temporary special administration regime (regime de administração especial temporária), or “RAET”; and (iii) Brazilian Federal Law No. 9,447, of March 14, 1997, as amended, or “Law 9,447/1997,” which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101, of February 9, 2005, as amended, or “Law 11,101/2005,” apply secondarily to the extrajudicial liquidation regime.

The Brazilian Central Bank is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Brazilian Central Bank is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

On January 24, 2024, the Brazilian Central Bank released Public Consultations No. 98/2024 and 99/2024, with regulatory proposals for the recovery and resolution planning process of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. The public consultations also aim to regulate the debate on the content, preparation and submission to the Brazilian Central Bank of the Recovery and Organized Exit Plan (PRSO).

The proposals aim to promote greater adherence by Brazil to the best international practices regarding the resolution of financial institutions and to introduce a significant improvement in the way financial institutions prepare to face potential crisis situations, establishing more refined recovery and resolution planning. If approved, such proposals will require institutions to present consistent and testable strategies for re-establishing their viability in the events of recovery and irreversible viability. In the event of resolution, the orderly discontinuation of these institutions is intended to ensure the stability of the National Financial System (SFN), the Brazilian Payment System (SPB) and the real economy.

The proposed regulation is expected to apply to institutions in Segment S1, which, according to prudential regulations, is comprised of banks with a size equal to or greater than 10% of the Brazilian Gross Domestic Product (GDP) or relevant international activity.

Moreover, the proposed regulation will be applicable to all entities that are part of the prudential conglomerate and entities belonging to an economic group that perform core business lines, essential services, critical functions or critical services, and may be extended to institutions authorized to operate by the Brazilian Central Bank that perform critical functions, as assessed by the Brazilian Central Bank.

Intervention

Pursuant to Law 6,024/1974, the Brazilian Central Bank has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian government. According to Article 2 of Law 6,024/1974, an intervention may be ordered at the discretion of the Brazilian Central Bank if any of the following is detected:

•        due to mismanagement, the institution has suffered losses leaving creditors at risk;

•        the institution has consistently violated Brazilian banking laws or regulations; and

•        such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws authorize — with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically, according to Article 6 of Law 6,024/1974: (i) suspend the enforceability of payable obligations; (ii) suspend maturity of any previously contracted obligations; and (iii) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Brazilian Central Bank, according to Article 4 of Law 6,024/1974.

The intervention ceases, according to Article 7 of Law 6,024/1974: (i) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (ii) when the situation of the institution is normalized, as determined by the Brazilian Central Bank; or (iii) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Law 11,101/2005. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Brazilian Central Bank has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Brazilian Central Bank, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases, according to Article 19 of Law 6,024/1974: (i) by decision of the Brazilian Central Bank, in the following cases: (a) full payment of unsecured creditors; (b) change of the institution’s corporate purpose to an economic activity that is not part of the SFN; (c) transfer of the institution’s corporate control; (d) conversion into ordinary liquidation; (e) exhaustion of the institution’s assets through complete distribution of the proceeds among the creditors, even if the claims are not paid in full; or (f) illiquidity or difficult realization of the institution’s remaining assets, recognized by the Brazilian Central Bank; or (ii) if the institution is declared bankrupt. Only the liquidator can file for bankruptcy, subject to the authorization of the Brazilian Central Bank. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime (RAET)

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Brazilian Central Bank determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases, according to Article 14 of the Decree-Law 2,321/1987: (i) if the Brazilian government takes over the control of the institution due to social interest; (ii) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (iii) once the institution resumes its usual activities; or (iv) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of Law 11,101/2005, in the event of extrajudicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro rata basis in the following order, provided by Article 83 of Law 11,101/2005:

•        labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

•        secured claims up to the encumbered asset value;

•        tax claims, regardless of their nature and commencement of time, except tax penalties;

•        claims with special privileges;

•        claims with general privileges;

•        unsecured claims;

•        contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

•        subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under Law 11,101/2005, are paid with preference over pre-petition claims.

Anti-Money Laundering

Our activities are subject to Brazilian laws and regulations relating to anti-money laundering, terrorism financing and other potentially illegal activities, or “AML/CFT.” These rules require financial and payment institutions to implement policies and internal procedures to monitor and identify suspicious transactions, which must be duly reported to the relevant authorities.

BCB Circular No. 3,978, of January 23, 2020, as amended, or “BCB Circular 3,978/2020,” which amended and restated the provisions related to the AML/CFT, require financial and payment institutions to:

•        identify consumers;

•        record transactions;

•        monitor events and report them to the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras, or “COAF”;

•        conduct business with politically exposed persons;

•        establish and maintain relationships with financial institutions and foreign correspondents;

•        train employees; and

•        appoint the officer responsible for the implementation and enforcement of these measures.

BCB Circular 3,978/2020, as amended by Resolution No. 119 of July 27, 2021, adopted a risk-based approach for dealing with AML/CFT. The regulated institutions have discretion to determine which procedures will be adopted for each client, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

Money laundering involves the transformation of unlawfully obtained funds into legitimate assets, obscuring the true origins of the money. This practice typically consists of three main stages: placement, layering, and integration. In Brazil, money laundering is a crime pursuant to Federal Law No. 9,613/98 (the “Brazilian Anti-Money Laundering Law”).

It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

The Brazilian Anti-Money Laundering Law also created the COAF, which is the Brazilian entity responsible for overseeing the so-called “gatekeepers.” Under the Brazilian Anti-Money Laundering Law, “gatekeepers” are legal entities that are legally required to have enhanced anti-money laundering controls and are subject to reporting obligations in view of the potential money laundering risks associated with the activities they are involved in. These obligations include, for example, the requirement to report suspicious transactions and to maintain Know-Your-Client databases for their clients. Under the definition provided by the Brazilian Anti-Money Laundering Law, we are considered a “gatekeeper,” and are therefore subject to enhanced anti-money laundering requirements.

Sharing Information on Indications of Fraud

On October 4, 2023, the Brazilian Central Bank issued Resolution No. 343, or “BCB Resolution 343/2023,” establishing the necessary measures for sharing data and information on indications of fraud as established by CMN and Brazilian Central Bank Joint Resolution No. 6, of May 23, 2023, or “Joint Resolution 6/2023.”

Joint Resolution 6/2023 sets forth the requirements for sharing data and information on indications of fraud. In addition, BCB Resolution 343/2023 establishes that financial institutions, payment institutions and other institutions authorized to operate by the Brazilian Central Bank should consider signs of actual or attempted fraud in the following activities: (i) opening deposit accounts or payment accounts; (ii) providing payment services; (iii) maintaining deposit accounts or payment accounts; and (iv) contracting credit transactions.

The new rules also establish the minimum set of data and information that must be retained. In this context, records containing indications of actual or attempted fraud must contain (i) the identification of whoever perpetrated or attempted to perpetrate the fraud; (ii) a description of the indications of actual or attempted fraud; (iii) details of the institution responsible for recording the information; and (iv) details of the recipient account and its holder, if the activity is a payment service.

Fraud Prevention in the Provision of Payment Services

On September 23, 2021, the Brazilian Central Bank issued Resolution No. 142, or “BCB Resolution 142/2021,” which set forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Brazilian Central Bank and payment institutions that are members of the SPB. According to Article 2 of BCB Resolution 142/2021, such institutions shall limit to a maximum of R$1,000.00 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the consumer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours for the effecting the increase.

Subject to the guidelines provided by BCB Resolution 142/2021, institutions must implement:

•        procedures intended for the evaluation of the consumer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and

•        daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted.

Based on these records, institutions must prepare a monthly report consolidating the occurrences and measures preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the Executive Board and the Board of Administration, if any.

Politically Exposed Persons

BCB Circular 3,978/2020 and CVM Resolution 50/2021 define Politically Exposed Persons as any government agent who in the last five years have held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons. Article 27 of BCB Circular 3,978/2020 and Article 1 of Annex A of CVM Resolution 50/2021 specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM.

Pursuant to BCB Circular 3,978/2020 and CVM Resolution No. 50, of August 31, 2021, as amended, or “CVM Resolution 50/2021,” payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM are required to obtain sufficient information from their consumers to identify any Politically Exposed Persons from their consumer base and monitor their transactions accordingly.

BCB Circular 3,978/2020 and CVM Resolution 50/2021 establish that the internal procedures developed and implemented by the payment and financial institutions and other institutions authorized to operate by the Brazilian Central Bank or the CVM, subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such consumers’ transactions.

Transactions with Related Parties

Paragraph 4, article 34 of Law 4,595/1964 as amended by Brazilian Federal Law No. 13,506, of November 13, 2017, as amended, or “Law 13,506/2017,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to Article 2 of CMN Resolution 4,693/2018, the following persons are considered related parties of a financial institution for the purpose of such restriction:

•        its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Brazilian Federal Law No. 6,404, of December 15, 1976, as amended, or “Brazilian Corporation Law”;

•        its officers and members of statutory or contractual bodies;

•        spouses, partners and blood relatives up to the second degree of the aforementioned individuals;

•        its individual shareholders with participation equal to or greater than 15% in its capital; and

•        its legal entities:

•        with participation equal to or greater than 15% in the financial institutions’ corporate capital;

•        in which capital stock the financial institution holds directly or indirectly stakes equal to or greater than 15%;

•        in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

•        with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed:

•        transactions carried out under market conditions, without additional benefits or privileges when compared to transactions executed with other consumers of the same profile of the respective institutions;

•        transactions performed with companies controlled by the Brazilian government, in the case of federal public financial institutions;

•        credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of Article 10, V, of Law 4,595/1964, in the case of banking financial institutions;

•        interbank deposits;

•        obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Brazilian Central Bank or by the CVM; and

•        other cases authorized by CMN Resolution 4,693/2018.

According to CMN Resolution 4,693/2018, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Federal Law No. 7,492, of June 16, 1986, as amended, or “Law 7,492/1986,” which regulates crimes against the SFN, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by Law 4,595/1964 and CMN Resolution 4,693/2018.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be separately prosecuted under all three legal spheres, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law 13,506/2017, BCB Resolution No. 131, of August 20, 2021, as amended, or “BCB Resolution 131/2021,” and CVM Resolution No. 45, of June 18, 2019, as amended, or “CVM Resolution 45/2021,” regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Brazilian Central Bank and the CVM.

Law 13,506/2017 establishes the following provisions:

•        sets fines imposed by the Brazilian Central Bank of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

•        limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

•        provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

•        temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

•        imposes coercive or precautionary fines of up to R$100,000.00 per day, subject to a maximum period of 30 days in punitive fines;

•        defines the scope of the Brazilian Central Bank’s regulatory authority;

•        prohibits the offending institutions themselves from participating in the markets;

•        provides for a penalty of “public admonition” in place of “warning,” imposed by the Brazilian Central Bank;

•        empowers the Brazilian Central Bank to enter into cease-and-desist commitments;

•        empowers the Brazilian Central Bank and the CVM to enter into administrative agreements;

•        provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

•        redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors: gains obtained or attempted to be gained by the offender; economic capability to comply; severity of the offense; actual losses; any recurrence of the offense; and the offender’s cooperation with the investigation.

Law 7,492/1986 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law 7,492/1986 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law 7,492/1986 will be subject to detention and/or pecuniary fines.

Law No. 6,385/1976 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions), and Brazilian Central Bank Resolution No. 93, of May 6, 2021 (applicable to payment institutions), establish rules that govern internal audits at financial institutions and others authorized to operate by the Brazilian Central Bank. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers or an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No., 4,910 of May 27, 2021, as amended, or “CMN Resolution 4,910/2021,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in by the Brazilian Central Bank. After such auditors have issued opinions auditing the financial statements of a certain financial institution for up to five complete and consecutive fiscal years, such auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. BCB Resolution No. 130, of August 20, 2021, as amended, or “BCB Resolution 130/2021,” applicable to payment institutions, also contains provisions in this regard.

CMN Resolution 4,910/2021 and BCB Resolution 130/121, respectively, require financial institutions (and other institutions licensed to operate by the Brazilian Central Bank) and payment institutions to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they, according to Article 8 of CMN Resolution 4,910/2021, (i) are registered as a publicly-held company; (ii) are leaders of a prudential conglomerate classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3), according to specific regulations; or (iii) meet the criteria set forth in the specific regulation classified as S1, S2 and S3.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and BCB Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their consumers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The ombudsman department has the following main responsibilities, according to Articles 6 and 12 of CMN Resolution No. 4,860: (i) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from consumers and users of the institution’s products and services; (ii) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (iii) sending a final answer within the applicable deadline; (iv) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (v) preparing and sending, to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semiannual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Brazilian Central Bank are required to have a whistleblower hotline (canal de denúncias), through which their employees, consumers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (i) number of reported events and their nature; (ii) the departments that handled them; and (iii) the average timeframe and relevant measures adopted to solve them. Such reports must be approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers and made available to the Brazilian Central Bank for at least 5 years.

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, 2019, as amended, or “Decree 10,029/2019,” of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Brazilian Central Bank. Following the enactment of Decree 10,029/2019, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977, or “BCB Circular 3,977/2020,” which generally recognized as an interest of the Brazilian government the foreign holding of equity or increase in equity interest in any financial institution headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of any local branch of foreign financial institutions.

Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution 5,043/2022, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Brazilian Central Bank and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, according to Article 2 of CMN Resolution 5,043/2022, this requirement does not apply to (i) equity interests typically held in the investment portfolios by investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (ii) temporary local equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution 4,970/2021 (applicable to financial institutions, such as PicPay Bank and Crednovo, and to securities brokerage and dealership firms, such as PicPay Invest) and the provisions of BCB Resolution 81/2021 (applicable to payment institutions, such as PicPay Brazil), the change, transfer or modification of the control of financial or payment institutions authorized by the Brazilian Central Bank must be submitted to the prior approval of the Brazilian Central Bank in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the voting equity interest or 10% or more of the total equity interest) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Brazilian Central Bank, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Finance

According to CMN and Brazilian Central Bank Joint Resolution No. 1, of May 4, 2020, as amended, Open Finance is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Brazilian Central Bank, at their consumers’ discretion, through the opening and integration of their systems. Therefore, Open Finance is considered by the Brazilian Central Bank as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

On February 23, 2023, the Brazilian Central Bank issued Resolution No. 294, which came into effect on April 1, 2023, establishing, among other aspects, technical requirements, and operational procedures for the Open Finance implementation in Brazil. The main change introduced by this rule is related to the scope of the monitoring function assigned to the governance structure responsible for implementing Open Finance.

On October 26, 2023, the Brazilian Central Bank issued Joint Resolution No. 7, which came into effect on October 30, 2023, and simplifies the process of renewing consents for data sharing in Open Finance. To ease the process for clients, the new rule allows participating institutions to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision allowing clients to revoke their consent at any time.

Open Finance is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Brazilian Central Bank, which are still ongoing. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Finance participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Brazilian Central Bank itself.

Regulation on Payment Arrangement Receivables

On June 27, 2019, the CMN enacted Resolution No. 4,734, or “CMN Resolution 4,734/2019,” and the Brazilian Central Bank issued Resolution No. 264 on November 25, 2022, or “BCB Resolution 264/2022,” which impose new regulations regarding (i) the prepayment and discount operations related to receivables from credit and debit payment instruments issued under the Brazilian Payment System (SPB); (ii) credit transactions guaranteed by such receivables; and (iii) the creation of liens and encumbrances on such receivables. With this regulatory framework, the Brazilian Central Bank sought to provide greater efficiency and security for the prepayment, discount and credit transactions guaranteed by receivables from payment arrangements, increasing competition and thus reducing the cost of credit.

CMN Resolution 4,734/2019 and BCB Resolution 264/2022 introduced a number of relevant changes to transactions involving receivables from credit and debit cards, including to the prepayment of such receivables by acquirers, which are subject to new procedures, as well as to the assignment of these receivables. Credit transactions guaranteed by these receivables are also covered by the new regulations and new rules and procedures have been created for the creation of liens and encumbrances on the receivables.

BCB Resolution 264/2022 deals in particular with the procedures for the registration of receivables from credit and debit cards. BCB Resolution 264/2022 requires a convention among market infrastructures, which guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

With the enactment of CMN Resolution 4,734/2019 and BCB Resolution 264/2022, the Brazilian Central Bank sought to increase transparency and competition in the use and acquisition of receivables from payment arrangements in credit transactions.

Foreign Exchange

On December 30, 2021, Brazilian Federal Law No. 14,286, or the “New Foreign Exchange Law,” was published and entered into effect on December 31, 2022. Such law regulates Brazilian capital abroad and foreign capital in the country.

The main purpose of the New Foreign Exchange Law is to regulate the Brazilian FX market, which is subject to complex regulation, as well as correct certain inconsistencies, modernize the system and enhance innovation and competition.

According to the Brazilian Central Bank, the new legislation has a positive impact on the attraction of foreign capital, both for investment in the financial and capital markets and for direct investment, including long-term investments and investments in infrastructure projects and concessions. In addition to greater international insertion, the New Foreign Exchange Law contributes to a greater use of the Brazilian real internationally, facilitating the use of the domestic currency in international financial operations, such as the permission for the entry and remittance of payment orders in Brazilian reais from Brazilian reais denominated accounts of foreign institutions held in banks located in Brazil.

The new legislation also consolidates more than 40 legal provisions issued over the last 100 years, which previously totaled more than 400 articles (many of which contained archaic language). The new legislation is more concise, with 29 articles and has an updated language, which is expected to bring more legal certainty to this subject. Additionally, the New Foreign Exchange Law seeks the simplification of the operational and legal structures of foreign exchange market participants, with more efficiency in the operations and provision of certain information as determined by the Brazilian Central Bank.

Moreover, pursuant to article 15 of the New Foreign Exchange Law, Brazilian financial institutions will also be allowed to allocate, invest and use the funds raised in Brazil and abroad, with the purpose to carry out credit and financing transactions, both in Brazil and abroad, provided that the regulatory and prudential requirements established by the CMN and by the Brazilian Central Bank are observed.

In addition, the rules for transactions carried out by individuals will also be subject to certain changes, such as the permission for individuals to trade foreign individuals on an occasional, non-professional basis, with a limit of up to US$500.00, as provided by Article 19 of the New Foreign Exchange Law which is currently forbidden. Also, the amount that travelers entering or leaving Brazil must declare they have in cash, was also increased to US$10,000, or its equivalent in other currencies, as provided by paragraph 1, Article 14, of the New Foreign Exchange Law.

In order to regulate the New Foreign Exchange Law, CMN issued Resolution No. 5,042, that came into force on December 31, 2022, with the purpose to establish general guidelines applicable to the foreign exchange transactions. The Brazilian Central Bank also issued Resolutions No. 277, 278, 279, 280 and 281, which came into force on December 31, 2022. Furthermore, certain provisions of BCB Resolution No. 348, which was published on October 19, 2023, came into effect on November 1, 2023. This resolution superseded certain transitional provisions that were previously set forth in BCB Resolution No. 281, providing (among other aspects) that the execution of simultaneous foreign exchange transactions will no longer be required for foreign direct investments and granting of loans to foreign investors when there is no actual flow of funds involved in the underlying transaction. Foreign exchange transactions must still be followed in investments performed by non-resident investors in the Brazilian capital and finance markets.

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, our subsidiaries are also subject to laws relating to internet activities, e-commerce and data protection, as well as consumer protection laws, tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965, of April 23, 2014, as amended, known as the Brazilian Civil Rights Framework for the internet, which embodies a substantial set of rights of internet consumers, and obligations relating to internet service providers. This law exempts intermediary platforms such as PicPay Brazil from liability for user generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities.

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights, most importantly, Brazilian Federal Law No. 8,078, of September 11, 1990, as amended (Código de Defesa do Consumidor) or the Consumer Protection Code, which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Consumer and User Relations

On October 18, 2021, the Brazilian Central Bank issued Resolution No. 155, or “BCB Resolution 155/2021,” which sets forth rules and procedures regarding the relationship with consumers and users of products and services by payment institutions authorized to operate by the Brazilian Central Bank. Such new resolution became effective on October 1, 2022.

BCB Resolution 155/2021 establishes certain new rules, which mainly have the purpose to ensure a fair and equitable treatment at all stages of the relationship with institutions that provide financial and payments services, as well as an alignment between the service providers’ and consumers’ interests.

Pursuant to BCB Resolution 155/2021, payment institutions authorized to operate by the Brazilian Central Bank must also draft and implement an institutional policy for their relationship with consumers. This new policy must consolidate guidelines, strategic objectives and organizational values to ensure that its activities are guided by ethical principles, accountability, transparency and diligence. Moreover, BCB Resolution 155/2021 provides that payment institutions authorized to operate by the Brazilian Central Bank must appoint to a director that will be responsible for compliance with the obligations provided by BCB Resolution 155/2021.

Finally, BCB Resolution 155/2021 sets forth other obligations of payment institutions authorized to operate by the Brazilian Central Bank, such as observing transparency and suitability rules, which are aligned with certain requirements already established for financial institutions.

Data Privacy and Protection

Consumer accounts on our digital platform are subject to data protection under the Brazilian Civil Rights Framework for the internet, bank secrecy laws (Complementary Law 105/01 c/c/ Article 17 of CMN Resolution 4,282/2013) and the Brazilian Federal Law No. 13,709, of August 14, 2018, as amended (Lei Geral de Proteção de Dados Pessoais), or “LGPD.” We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of consumer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our consumers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the internet establishes principles, guarantees, rights and duties for the use of the internet in Brazil, including regulation about data privacy for internet consumers, for example regarding the retention period for consumers’ log information.

The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data treated in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados — “ANPD”), an authority that oversees the compliance with the rules on data protection.

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, as amended. These institutions are required to maintain the secrecy of their transactions and services, except for certain events, including: (i) disclosure of confidential information upon the express consent of the interested parties; (ii) exchange of information between financial institutions for recording purposes; (iii) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (iv) communication of criminal or administrative offenses to competent authorities; and (v) if the they are responsible for withholding and paying contributions, remittance of information to the Brazilian Internal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Recent Developments on Revolving Credit (Crédito Rotativo) Regulations

Over the past few years, several bills of law with the purpose to regulate the limitation revolving credit (crédito rotativo) and other types of credit applied on the financing of the outstanding balance of credit card invoices in Brazil have been presented in the National Congress, since the general perception is that this type of credit significantly burdens the consumer of financial services in Brazil (according to data provided by the Brazilian Central Bank, revolving credit rates in June 2022, averaged 440% per annum).

In this context, on October 3, 2023, Brazilian Federal Law No. 14,690, or “Law 14,690/2023,” determined that credit card issuers must submit for the approval of the CMN any regulations that limit the interest and financial fees charged over the outstanding balance of credit cards invoices, in the categories of revolving credit (crédito rotativo) and its installments (parcelado do rotativo).

With the enactment of Law 14,690/2023, the Brazilian Central Bank regulated, through CMN Resolution No. 5,112, of December 21, 2023, or “CMN Resolution 5,112/2023,” the limitation provided for in Law 14,690/2023, which sets forth that the total amount charged by institutions that grant financing through revolving credit and/or its installments as interest and financial charges may not exceed the original amount of the debt financed. This limitation applies to all issuers of credit cards and other post-paid payment instruments.

Overall, CMN Resolution 5,112/2023 provides the following:

•        all revolving credit operations and debt or invoice installment payments by issuers, as well as any renegotiation of these operations by issuers, will now be subject to the limit on interest and charges based on the original value of the debt;

•        such limit applies to each new revolving credit operation or its installments with interest. In other words, each issuer must have a control per financed operation (revolving credit or installment credit with interest) in order to prevent the interest on these operations from exceeding the interest limit imposed by Law 14,690/2023; and

•        civil default interest and contractual fines resulting from penal clauses (imposed for late payments), as well as other fees and commissions incident to the financing operation, make up the calculation of interest that will be subject to the limit mentioned therein.

CMN Resolution 5,112/2023 also ensures that credit card issuers and holders can renegotiate the financing provided that the total amount charged as interest and financial charges applicable to each renegotiation does not exceed the amount of the debt originally constituted.

The rule provides that the original amount of the debt as well as the total amount charged as interest and financial charges applicable to each financing operation must be detailed in the respective statements and invoices in connection with current regulations (i.e., CMN Resolution No. 5,004, of March 24, 2022, and BCB Resolution 96, of May 19, 2021).

CMN Resolution 5,112/23 will come into force on July 1, 2024 (with the exception of its article 1, that came into force on the date of its publication), however, considering the provisions of the Law 14,690/2023, the interest rate limitation will apply to any new financing (revolving and its installments) agreed as of January 3, 2024. Financing operations agreed up to this date follow previous rules.

The provisions of CMN Resolution 5,112/2023 will apply throughout the year of 2024. However, as Law 14,960/2023 sets forth that relevant stakeholders may submit to the Brazilian Central Bank a self-regulation proposal that can be reviewed on an annual basis, it is possible that in the next year such self-regulation is further approved by the Brazilian Central Bank and adopted as the market standard instead of the provisions of CMN Resolution 5,112/2023 (subject to the limitations provided in Law 14,960/2023).

ESG Aspects in Regulated Institutions

On March 27, 2024, the Brazilian Central Bank released Public Consultation No. 100/2024, with the purpose of obtaining contributions and information to improve the regulation establishing the disclosure of the Social, Environmental and Climate Risks and Opportunities Report, or the GRSAC Report. Through questions on selected topics relevant to the improvement of the GRSAC Report rules, the public consultation seeks a targeted and efficient way of establishing quantitative requirements.

As part of the “Sustainability” dimension of the BC# Agenda, the GRSAC Report aims to discipline the market through transparency, enabling depositors, investors and the general public to know and compare the level of exposure to social risk, environmental risk and climate risk of financial institutions, as well as the prudential treatment given to them, in addition to the opportunities perceived in relation to these issues.

The Brazilian Central Bank has been progressively implementing transparency requirements. Through the Public Consultation No. 100/2024, the Brazilian Central Bank seeks to further discuss the definition and formatting of quantitative information, such as exposures by sector, targets and respective indicators.

Recent Developments on Loan Loss Provision Rules Applicable to Regulatory Reporting

For regulatory reporting purposes, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must classify credit transactions (e.g., loans) in ascending order of risk. In this regard, such entities must make loan loss provisions in amounts sufficient to cover probable losses on the realization of the loans, pursuant to CMN Resolution No. 2,682, of December 21, 1999, or CMN Resolution 2,682/1999.

On November 25, 2021, CMN issued Resolution No. 4,966, or CMN Resolution 4,966/2021, establishing new accounting standards and criteria applicable to financial instruments, as well as the designation and recognition of hedge accounting by financial institutions and other licensed entities, including loan loss provisions regulated under CMN Resolution 2,682/1999. In summary, the regulation’s target is to align accounting practices of Brazilian financial institutions with the International Financial Reporting Standards (IFRS), which are globally adopted. CMN Resolution 4,966/2021 will enter into force in stages and revoke CMN Resolution 2,682/1999 as of January 1st, 2025.

Since the enactment of CMN Resolution 4,966/2021, financial institutions have been discussing new parameters for loan loss provisions. To ensure the proper calculation of expected losses and homogeneous application of regulations by all institutions, on April 11, 2024, the Brazilian Central Bank issued Normative Instruction No. 464, providing for the criteria to be followed when estimating the parameters for measuring the expected losses associated with credit risk addressing the main issues under discussion.

Management

In accordance with our Articles of Association that will be effective upon the execution of the deed of amendment of our articles of association implementing the governance to be in place upon listing of the Class A common shares, PicPay Netherlands will be managed by a board of directors, consisting of executive directors and non-executive directors, who may appoint executive officers to manage our day-to-day operations.

Board of Directors

We will have a one-tier board of directors. The number of directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of four directors and a maximum of 11 directors. In addition, the board of directors shall consist of a minimum of            and a maximum of            executive directors and a minimum of            and a maximum of            non-executive directors. Directors shall be appointed as such by our general meeting at the nomination of the board of directors. The general meeting shall appoint one of the non-executive directors as chairman of the board of directors.

Under Dutch law, the board of directors is responsible for the company’s management, the general affairs of the company’s business and the general affairs of its subsidiaries. It is also responsible for determining the company’s strategy and outlining its policy. The board of directors may divide its duties among the directors by one or more sets of regulations dealing with matters such as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters related to the board of directors, the directors and the board committees. In the performance of their tasks, the directors must be guided by the interests of the company and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

We are currently reviewing the composition of our board of directors and our corporate governance practices in light of this offering and applicable requirements of the SEC and Nasdaq. In subsequent filings with the SEC, we will update any relevant disclosure herein as appropriate.

Each director shall be appointed for a term of approximately one year, which period shall end immediately after the annual general meeting that will be held in the calendar year after the date of his or her appointment (unless reelected by the general meeting, taking into consideration the aforementioned term).

A director may at any time be suspended by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

We do not have any severance agreements or other arrangements with our directors that provide benefits upon termination of employment or service as a director of PicPay Netherlands.

The following table sets forth certain information in respect of the current member of our board of directors:

Name	Age	Position
José Antonio Batista Costa	39	Director

The following is a brief summary of the business experience of the director. The business address of our director is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

José Antonio Batista Costa has served as the sole member of our board of directors and executive officer since March 2024. He has also served as Chief Executive Officer and as a member of the board of directors of PicS Ltd. since February 2021 (and as its chairman since July 2023). Previously, he served as Chief Executive Officer of PicPay Brazil and chairman of the board of directors of PicPay Brazil. Prior to that, Mr. Batista served in different management capacities where he led multi-disciplinary teams and was responsible for strategic performance, finance and logistics in the investment and food industries, acting as Chief Financial Officer of PicPay Brazil in 2018, vice-president of logistics and supply chain of JBS USA Food Company in 2018 and as an executive officer of JBS S.A. from 2011 to 2015. He has served as a member of the board of directors at Banco Original, Eldorado Brasil Celulose S.A. and Flora Produtos de Higiene. Mr. Batista holds a degree in business administration from Universidade Paulista — UNIP and is a professional investor (investidor profissional) under Brazilian law.

In addition, the following table sets forth certain information with respect to the director nominees that have agreed to join our board of directors, effective on the date of the closing of the offering:

Name	Age	Position
Jackson Ricardo Gomes	66	Director(1)
Eduardo Cruz	60	Director(1)

____________

(1)      Independent director pursuant to Nasdaq listing rules.

The following is a brief summary of the business experience of each of our director nominees.

Jackson Ricardo Gomes has served as an independent member of the board of directors of PicS Ltd. since March 2021. He has worked in the banking industry for more than 35 years, currently serving as board member and advisor in new digital financial companies (fintechs) and as angel investor in startups in Brazil and Portugal. Mr. Gomes worked at Banco Original from 2013 to 2016, serving as Chief Executive Officer from 2015 to 2016. Previously, he was responsible for the implementation of the risk management, compliance and control divisions at Banco Itaú, where he worked for more than 20 years. Mr. Gomes has participated in several working groups organized by the IIF-International Institute of Finance to discuss Basel 2 and 3 regulations with the banking authorities at the BIS, from 2000 to 2011. Mr. Gomes holds an MBA from the University of Chicago Booth School of Business and an aeronautics engineering degree from the Aeronautical Institute of Technology in Brazil.

Eduardo Cruz has served as an independent member of the board of directors of PicS Ltd. since February 2024. He has more than 30 years of experience in financial services as a senior banker with broad product and client experience as both a lead originator and execution specialist for significant transactions. Mr. Cruz was a Managing Director of Citigroup in New York for almost 20 years, having served as head of the Latin America Corporate and Investment Banking team. He also served as a partner of Goldman Sachs Group, working at their Investment Banking division and Vice President at J.P Morgan. Mr. Cruz holds a bachelor’s degree in chemical engineering with cum laude honors from Yale University and an MBA with honors at Harvard Business School.

Director Independence

Our board of directors has determined that            ,            and            qualify as independent under the Nasdaq rules on director independence.

In addition,            ,            and            qualify as independent within the meaning of the Dutch Corporate Governance Code.

Executive Officers

Our executive officers are responsible for managing the day-to-day operations of the Company. The executive officers that are not also a member of our board of directors have been granted a general power of attorney (algemene volmacht) to represent PicPay Netherlands. Our executive officers who are not also a member of our board of directors were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Eduardo Chedid Simões	53	Chief Executive Officer
Francisco José Pereira Terra	54	Chief Financial Officer
José Antonio Batista Costa	39	Executive Officer

The following is a brief summary of the business experience of our executive officers. The business address of our executive officers is c/o Picpay Holdings Netherlands B.V., Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

Eduardo Chedid Simões has served as our Chief Executive Officer since February 2024. He has served as Chief Operating Officer of PicS Ltd. since August 2023. He also serves as the Chief Executive Officer of PicPay Brazil since 2022, having previously served as Chief Operating Officer of PicPay Brazil in the same year. Mr. Chedid joined PicPay Brazil in January 2021 as Executive Vice President of Financial Services. He has almost 30 years of experience in the financial services and payments sector, being responsible for the acquisition of companies such as Credicard (at the time, the largest Brazilian credit cards issuer), VISA Inc. (both in Brazil and the USA) and Cielo (a top five acquiring company in the world at the time) as well as fintechs such as Elo (a Brazilian payment system company). He was also the Chief Executive Officer of Elo for 6 years and Commercial Vice President at Cielo. Mr. Chedid also served as a Vice President of Visa and as a Director of Credicard. With his vast experience, He was also a member of the board of directors of ABECS, the Brazilian Association of Credit Card Companies and Services, from 2015 to 2021. Mr. Chedid holds a bachelor’s degree in Business Administration from EAESP Fundação Getúlio Vargas.

Francisco José Pereira Terra has served as our Chief Financial Officer since February 2024. He has served as Chief Financial Officer of PicS Ltd. since August 2023. He is also PicPay Brazil’s Chief Financial Officer. Mr. Terra started his banking career at Banco Citibank in 1988, going through several different areas. In 2005, he started to work at Banco Ibi S.A. Banco Múltiplo as Controller and remained in this position until 2008, when he assumed the position of Controller and Financial Planning Director. In 2009 the bank was acquired by Banco Bradesco S.A., whereby its name was changed to Banco Bradescard S.A. On that occasion, he was promoted to Officer, and in March 2020 he became an Officer of Banco Bradesco S.A. Mr. Terra also served as a member of the board of directors of Cielo (2014 – 2023), Livelo Brasil (2019 – 2023), Alelo Brasil (2019 – 2023), Banco Digio (2018 – 2021) and Crediare S.A. (2014 – 2021).

José Antonio Batista Costa has served as a member of our board of directors and executive officer since March 2024 For more information regarding Mr. José Antonio Batista Costa, see “— Board of Directors.”

Family Relationships

Mr. José Antonio Batista Costa is a nephew of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. See “Principal Shareholders.”

Committees

Audit Committee

Prior to listing, PicPay Netherlands will have an audit committee, which is expected to consist of            ,            and            . Our audit committee will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements.            is expected to serve as chairman of the audit committee. In addition, our audit committee will be directly responsible for the appointment (subject to board of directors and shareholder ratification), compensation, retention and oversight of the work of our independent registered public accounting firm. The audit committee will consist exclusively of members of our board of directors who are financially literate.            will be considered an “audit committee financial expert” as defined by the SEC.

Our board of directors has determined that            and            satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership within one year of the effectiveness of the registration statement for our initial public offering.

The audit committee will be governed by a charter that complies with Nasdaq rules and the Dutch Corporate Governance Code. The audit committee is responsible for, among other matters:

•        the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services, subject to board of directors and shareholder ratification;

•        pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•        reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•        obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and us consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•        confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•        reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and our other critical accounting policies and practices;

•        reviewing, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•        approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, at least four times per year.

Compensation Committee

Prior to listing, PicPay Netherlands will have a compensation committee, which is expected to consist of            ,            and            . Our compensation committee will assist our board of directors in determining the remuneration granted to individual directors and preparing the remuneration report and any other required compensation disclosure.            is expected to serve as chairman of the compensation committee.

The compensation committee will be governed by a charter that complies with the Dutch Corporate Governance Code. The compensation committee is responsible for, among other matters:

•        determining the remuneration of the individual directors, in accordance with the Company’s remuneration policy;

•        overseeing the implementation of the Company’s remuneration policy and administering equity incentive and deferred compensation benefits plans of the Company; and

•        preparing the remuneration report and any other required compensation disclosure pursuant to the law and the rules of the SEC or the Nasdaq.

The compensation committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least            times per year.

Nominating Committee

Prior to listing, PicPay Netherlands will have a nominating committee, which is expected to consist of            ,            and            . Our nominating committee will assist our board of directors on matters concerning succession planning of the board of directors.            is expected to serve as chairman of the nominating committee.

The nominating committee will be governed by a charter that complies with the Dutch Corporate Governance Code. The nominating committee is responsible for, among other matters:

•        drawing up selection criteria and appointment procedures for directors;

•        periodically assessing the size and composition of the board of directors, and making a proposal for a composition profile of the board of directors;

•        periodically assessing the functioning of individual directors and the board of directors as a whole, and reporting on this to the board of directors;

•        making recommendations for director appointments and reappointments;

•        overseeing and approving the management continuity planning process, and reviewing and evaluating the succession plans relating to the executive officer positions and making recommendations to the board of directors with respect to the selection of individuals to occupy these positions;

•        supervising the policy of the board of directors on the selection criteria, appointment procedures and evaluation of senior management; and

•        together with the board of directors, providing an annual report on succession planning.

The nominating committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least            times per year.

Foreign Private Issuer Status

PicPay Netherlands will be considered a “foreign private issuer” under U.S. securities laws and Nasdaq listing rules. Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Dutch corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow Dutch corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of:

•        the requirement under Section 5605(b)(2) of Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present;

•        the requirement under Section 5605(d) of Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

•        the requirement under Section 5605(e) of Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors; and

•        the requirement under Section 5635(d) of Nasdaq listing rules that a listed issuer obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale.

Controlled Company Exemptions

J&F Participações, which is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders, will beneficially own 100% of our Class B common shares, which will represent approximately            % of the combined voting power in our general meeting following this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares. Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under Nasdaq rules, a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company) may elect not to comply with certain Nasdaq corporate governance standards, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) the board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. Even if we were to lose our foreign private issuer status but remain a controlled company, we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

Upon completion of this offering, we intend to rely on some of these exemptions, which are also applicable to foreign private issuers. For instance, our compensation and nominating committees are not required to consist entirely of independent directors in accordance with Nasdaq corporate governance rules. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements applicable to companies that are not “controlled companies.” Even if we were to lose our foreign private issuer status but remain a “controlled company,” we may elect to avail ourselves of some or all of the “controlled company” exemptions under Nasdaq corporate governance rules.

Dutch Law

PicPay Netherlands is also subject to the Dutch Civil Code. In addition, a company having its official seat in the Netherlands, and its shares admitted to listing on a stock exchange, including a company with shares listed on Nasdaq, is required under Dutch law to disclose in its management report whether it complies with the provisions of the Dutch Corporate Governance Code and, if not, to explain the reasons why. The Dutch Corporate Governance Code contains, inter alios, principles and best practice provisions that regulate relations between a company’s board of directors and its shareholders (e.g., the general meeting) and its audit and financial reporting functions.

PicPay Netherlands intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code from the date that its Class A common shares are listed on Nasdaq, except as may be noted from time to time in its management report.

Compensation of Directors and Officers

The board of directors determines the remuneration of the directors of PicPay Netherlands with due observance of the remuneration policy adopted by the general meeting. Executive directors may not take part in the decision-making process in respect of the remuneration of executive directors. A proposal with respect to a remuneration scheme in the form of shares or rights to shares must be submitted by the board of directors to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to executive directors and the criteria for granting or amendment.

Under Dutch law, we are required to disclose compensation paid to our directors on an individual basis in the Company’s management report. We are not required to disclose compensation paid to our executive officers on an individual basis, unless such executive officer is also a director.

In accordance with our remuneration policy, our directors receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually, with due observance of the remuneration policy.

The compensation of our executive officers is determined by the board of directors. Our executive officers receive fixed and may receive variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and may be adjusted annually.

Since PicPay Netherlands’ incorporation on December 27, 2023, our directors and executive officers have not received any compensation. For the years ended December 31, 2023 and 2022, the directors and executive officers of PicS Ltd. received total compensation of R$            million and R$            million, respectively, for services in all capacities for any operating subsidiary of PicS or PicPay.

Adjustments to Variable Remuneration

Pursuant to Dutch law, the variable remuneration of board members may be reduced or board members may be obliged to repay (part of) their remuneration to our company if certain circumstances apply, which are summarized below.

Pursuant to Dutch law, the board of directors may adjust the variable remuneration to an appropriate level if payment of the variable remuneration were to be unacceptable according to the criteria of reasonableness and fairness.

In addition, the board of directors will have the authority under Dutch law to recover from an executive director any variable remuneration awarded on the basis of incorrect financial data in respect of underlying targets or other circumstances of which the variable remuneration is dependent.

Employment Agreements

We have entered into, through our Brazilian subsidiaries, employment agreements with each of the executive officers listed under “— Executive Officers” above. These agreements include provisions regarding duration, remuneration and employment benefits, among others.

Long-Term Incentive Plan

Prior to the closing of the offering, our board of directors expects to adopt a Long-Term Incentive Program, which will be applicable to us and our subsidiaries.

The purpose of our Long-Term Incentive Program is to: (1) incentivize the long-term commitment of its beneficiaries to us; (2) attract and retain the leading professionals by offering incentives that are aligned with our continued growth; and (3) provide us with a competitive advantage in the market when hiring talent.

Any of ours or our affiliates’ employees, board members, executives officers or other members elected by our chief executive officer and board of directors, on a discretionary basis, may be beneficiaries under our Long-Term Incentive Program.

In connection with our Long-Term Incentive Program, beneficiaries will be granted rights to a percentage of our total shares, which will be delivered individually to participants upon the successful completion of our initial public offering or a private placement of our shares (i.e., a non-public offering).

The percentage of our total shares that may be granted to beneficiaries will be defined on a discretionary basis by our chief executive officer and the maximum aggregate number of shares that may be issued pursuant to awards under our Long-Term Incentive Program is equivalent to 2% of our total capital stock immediately following this offering.

Share awards are scheduled to vest in five equal annual installments and beneficiaries will receive our Class A common shares. If an employee terminates their employment with us prior to the end of any vesting period, the employee will forfeit the right to receive any unvested shares.

Directors’ and Officers’ Insurance

We provide civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

Exculpation and Indemnification of Directors and Officers

Members of our board of directors, including former members, will have the benefit of the following indemnification provisions in our Articles of Association:

Current and former members of our board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by PicPay Netherlands in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of PicPay Netherlands shall not be entitled to any indemnification, if and to the extent:

•        Dutch law would not permit such indemnification;

•        a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•        the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•        PicPay Netherlands brought up the procedure in question before a court.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal Shareholders.”

Principal Shareholders

The following tables and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares: (1) immediately prior to the completion of this offering; (2) following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares; and (3) following the sale of Class A common shares in this offering, assuming the underwriters’ option to purchase additional Class A common shares is exercised in full, by:

•        each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A common shares or Class B common shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding:

•        immediately prior to the completion of this offering:            Class A common shares and            Class B common shares;

•        following the sale of Class A common shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Class A common shares:            Class A common shares and            Class B common shares; and

•        following the sale of Class A common shares in this offering, assuming exercise in full of the underwriters’ option to purchase additional Class A common shares:            Class A common shares and            Class B common shares.

Unless otherwise indicated below, the address for each beneficial owner is c/o PicPay Brazil, Av. Manuel Bandeira, 291, Block A, 2nd floor, São Paulo, SP, 05317-020, Brazil.

Immediately Prior to this Offering

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (7 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

(2)      J&F International B.V., a private limited liability company incorporated under Dutch law, is a wholly-owned subsidiary of J&F Participações, a Brazilian holding company. J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista, our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “— Shareholders’ Agreement of J&F Participações.” The address of J&F International is Gondel 1, 1186 MJ Amstelveen, the Netherlands.

Immediately Following this Offering

Assuming no exercise of the underwriters’ option to purchase additional Class A common shares:

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (7 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

Assuming the underwriters’ option to purchase additional Class A common shares is exercised in full:

Shares Outstanding
	Class A common shares		Class B common shares		Total		% Voting Power(1)
Shareholder	Shares	%	Shares	%	Shares	%
5% Shareholders
J&F International(2)
Executive Officers and Directors
José Antonio Batista Costa
Jackson Ricardo Gomes
Eduardo Cruz
Eduardo Simões Chedid
Francisco José Pereira Terra
All directors and executive officers as a group (7 persons)

____________

(1)      Percentage of total voting power represents voting power with respect to the aggregate voting power of all of our Class A common shares and our Class B common shares combined. Holders of our Class B common shares are entitled to 10 votes per share, and holders of our Class A common shares are entitled to one vote per share.

The holders of our Class A common shares and Class B common shares have identical rights, except that holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share and (ii) have certain conversion rights. Each Class B common share is convertible into one Class A common share and one conversion share. However, our Class A common shares are not convertible into Class B common shares under any circumstances. For more information see “Description of Share Capital — Conversion.”

Shareholders’ Agreement of J&F Participações

Currently, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista each directly own 50% of the total capital stock of J&F Participações.

On March 4, 2022, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista entered into a shareholders’ agreement in respect of their interest in J&F Participações’ capital stock, or the “J&F shareholders’ agreement,” with J&F Participações as intervening and consenting party. This agreement, which governs their relationship as shareholders of J&F Participações, has a ten-year term and also grants certain rights to the shareholders, among other matters.

The following is a summary of certain terms of the J&F shareholders’ agreement:

Principles

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed to exercise their rights as shareholders of J&F Participações, particularly their voting rights, in order to ensure the terms of the J&F shareholders’ agreement are fulfilled and in furtherance of the following principles:

•        the management of the J&F Participações must be carried out by qualified and experienced professionals, who must be duly qualified for the positions they hold;

•        J&F Participações’ strategic decisions must seek to grow its business and maximize the return on investments to its shareholders, in accordance with prudent management practices;

•        J&F Participações’ management must always seek the highest levels of profitability, efficiency and competitiveness, in accordance with applicable legislation; and

•        J&F Participações’ management must comply with all monetary, social security, labor and environmental standards, including standards relating to safety and hygiene at work, with respect to J&F Participações’ management, employees, agents and third-party subcontractors.

Prior Meetings

Pursuant to the J&F shareholders’ agreement, Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista have agreed that they will convene a meeting between them to agree their votes at any general meeting of J&F Participações’ shareholders unless they previously agree such votes in writing.

Management

Pursuant to the J&F shareholders’ agreement, the management of J&F Participações must comprise a minimum of two and a maximum of five officers who must be elected during the general shareholders’ meeting for three-year terms.

Pledges

Neither of Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista may pledge, directly or indirectly, their shares of J&F Participações, except upon the prior written consent of the other shareholder.

Preemptive Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell, assign, transfer or in any way divest all or a portion of his shares of J&F Participações and receives a proposal in writing from a third party to such effect, such selling shareholder will provide the other shareholder with notice of such proposal, including the proposal’s terms and conditions and the intention of the selling shareholder to accept such proposal. Subject to certain exceptions, such other shareholder will have a preemptive right to acquire the shares subject to the proposal on same terms and conditions of the proposal.

Tag-Along Rights

Pursuant to the J&F shareholders’ agreement, in the event that either Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista seeks to sell part or all of his shares of J&F Participações to an interested third party, the other shareholder will have the right, subject to certain exceptions, to sell all or a portion of his shares of J&F Participações in such sale.

Permitted Transfers

Pursuant to the J&F shareholders’ agreement, certain transfers by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista are not subject to preemptive or tag-along rights, including, among others: (1) transfers to their heirs, spouse and/or legal entities in Brazil or abroad over which such shareholder holds control; (2) transfers in relation to trusts the beneficiaries of which are such shareholder and/or his heirs and/or spouse; (3) transfers to investment funds the shares of which are wholly owned by such shareholder and/or his heirs and/or spouse; and (4) transfers agreed by the shareholders.

Term

The J&F shareholders’ agreement will expire on March 4, 2032, and may be amended or rescinded by the shareholders at any time. The J&F shareholders’ agreement is governed by the laws of Brazil, and any disputes relating thereto must be litigated in the courts of the city of São Paulo.

Ownership through a Dutch Foundation

Certain of our shareholders, including certain members of the Batista family, hold the beneficial title to shares in PicPay Netherlands, for which shares the legal title is held by Dutch foundations. For more information, see “Summary — Our Corporate Structure.” The objects of each of Stichting ACC Family, Stichting AGR, Stichting ECS and Stichting JAB as included in their respective Dutch law-governed articles of association are as follows: (i) to acquire ownership of assets for the purpose of holding, preserving and administering those assets for the exclusive benefit and enjoyment of the beneficiaries; (ii) disbursing or distributing all or part of the assets of the foundation at the discretion of the board or using all or part of the assets of the foundation for the purpose of maintenance or otherwise for the benefit of the beneficiaries or one or more of them; and (iii) all that is related to the aforementioned items (i) and (ii) in the broadest sense, in each case subject to the applicable terms and conditions of management. The objects of each foundation also include for it to have been established for personal estate planning purposes.

The articles of association of each foundation includes for one or more beneficiaries to be appointed who will receive distributions from such foundation. Members of the board of a foundation or any person or legal entity that at any time, directly or indirectly, is controlled or influenced by or under common control of a member of the board are excluded from being designated a beneficiary of such foundation. Considering the voting rights attached to shares in the capital of PicPay Netherlands held by each of the foundations will be exercised by the board of such foundation, the beneficiaries do not control the shares held by the foundation in respect of which it has been appointed a beneficiary. The foundations hold the legal title to the shares in the capital of PicPay Netherlands. The shares therefore do not form part of the beneficiary’s estate and are not subject to foreclosure by creditors of the beneficiary.

There are no arrangements between any of the foundations and PicPay Netherlands (such as option agreements.

Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders

Brazilian Collaboration and Leniency Agreements, SEC Settlement and DOJ Plea Agreement

On May 3, 2017, former officers of our affiliate J&F Investimentos S.A., or “J&F Investimentos,” former senior executives and board members of our affiliates JBS S.A. and JBS USA, each of which is controlled by our ultimate controlling shareholders, as well as our ultimate controlling shareholders, entered into collaboration agreements (acordos de colaboração premiada), or the “Collaboration Agreements,” with the Brazilian Attorney General’s Office (Procuradoria-Geral da República), setting forth facts and conduct relating to payments made to Brazilian politicians from 2009 to 2015. The information and documents disclosed by J&F Investimentos representatives through the Collaboration Agreements enabled Brazilian authorities to launch several legal and administrative proceedings involving third parties, including criminal investigations and lawsuits. On June 5, 2017, J&F Investimentos, on behalf of itself and its subsidiaries, entered into a leniency agreement, or the “Leniency Agreement,” with the Brazilian Federal Prosecution Office (Ministério Público Federal) in relation to the conduct described in the Collaboration Agreements, and J&F Investimentos agreed to pay a fine of R$8.0 billion and to contribute an additional R$2.3 billion to social projects in Brazil, each adjusted for inflation, over a 25-year period. The total fine was subsequently reduced to R$3.5 billion (equivalent to approximately US$723 million, converted using the foreign exchange rate as of December 31, 2023). In December 2023, the Brazilian Supreme Court (Supremo Tribunal Federal) justice overseeing the case suspended J&F Investimentos’ obligation to make additional installment payments under the Leniency Agreement following a petition from J&F Investimentos that cited potential misconduct by enforcement authorities in connection with entering into the Leniency Agreement. Notwithstanding the suspension of the fine, the Leniency Agreement otherwise remains in effect. Although the Leniency Agreement involved matters unrelated to our company, we acceded to it as an affiliated company of J&F Investimentos, as a result of which an annual audit of our compliance program is conducted. For more information about our compliance program, see “Business — Compliance Program.”

On October 14, 2020, J&F Investimentos, JBS S.A. and our ultimate controlling shareholders, or collectively the “Respondents,” entered into a settlement agreement with the SEC relating to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. In connection with the SEC settlement, the SEC issued a cease-and-desist order, or the “SEC order,”, finding violations of certain provisions of Section 13(b) of the Exchange Act and the rules thereunder, including Exchange Act Rule 13b2-2 and requiring the Respondents to: cease and desist from further violations of certain provisions of Section 13(b) of the Exchange Act and rules thereunder, and Exchange Act Rule 13b2-2; evaluate, review and continue to improve anti-bribery and anti-corruption compliance programs; and report to the SEC on such improvements and report any illicit payments that it discovers for a period of three years. JBS S.A. was also ordered to pay disgorgement to the SEC in the amount of US$26.9 million, and each of our ultimate controlling shareholders was ordered to pay a civil penalty of US$550,000, each of which payment has been made in full. In January 2024, following a three-year reporting period, the SEC’s Division of Enforcement issued termination letters that formally concluded its investigation into each of the Respondents, including JBS S.A. In these termination letters, the SEC stated that, as of the date of the letters, it did not intend to recommend any further enforcement action in this matter.

Also on October 14, 2020, J&F Investimentos reached an agreement with the U.S. Department of Justice, or “DOJ,” pursuant to which J&F Investimentos agreed to plead guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act, or “FCPA,” in relation to the circumstances and payments that were the subject of the Collaboration Agreements and Leniency Agreement. The plea agreement imposed a criminal penalty of US$256.5 million, payable in two installments of approximately US$128.2 million each. J&F Investimentos paid US$128.2 million to the U.S. government, and the balance was considered to have been offset by payments made by J&F Investimentos to Brazilian authorities under the Leniency Agreement. The plea agreement also required J&F Investimentos to implement a compliance program that satisfies DOJ standards; review and improve its internal accounting controls, policies, and procedures regarding compliance with the FCPA; report to the DOJ regarding remediation efforts and progress on the implementation of J&F Investimentos’ compliance program for three years; report evidence or allegations of violations of the anti-bribery provisions of the FCPA during the three-year period; and cooperate fully with the DOJ and other agencies in any investigation concerning J&F Investimentos, its affiliates, executives, employees, or agents relating to the relevant conduct or any other conduct under investigation by the DOJ during the three-year period. Our ultimate controlling shareholders and J&F Investimentos have informed us that they have satisfied all payment obligations and have complied with all undertakings and other obligations under the DOJ plea agreement.

Other Investigations and Proceedings

Our ultimate controlling shareholders and J&F Investimentos were under investigation by the CVM in Brazil for alleged violations of Brazilian securities and corporate law, as set forth below, in which CVM has made final decisions.

On May 30, 2017, CVM filed an administrative proceeding against JBS S.A. and Mr. Wesley Mendonça Batista to investigate the alleged use of privileged information in connection with the purchase of U.S. dollar futures. On December 8, 2017, the CVM filed an administrative proceeding against Seara (a subsidiary of JBS S.A.) and Eldorado Brasil Celulose S.A. (an affiliate of JBS S.A.) to investigate the alleged use of privileged information in connection with trades of U.S. dollar derivatives contracts. On that date, the CVM joined the proceedings and began a punitive administrative proceeding (PAS 5388/2017) against JBS S.A., Seara, Mr. Wesley Mendonça Batista and Eldorado Brasil Celulose S.A. to determine possible liability in connection with these allegations. On September 2018, the

Board of Commissioners of the CVM rejected the settlement proposal submitted jointly by the defendants to end those administrative proceedings. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Three commissioners voted to acquit all of the defendants, one commissioner abstained from voting. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges.

On September 25, 2017, the CVM began a punitive administrative proceeding (PAS 5390/2017) against Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and J&F Investimentos to determine possible liability in connection with allegations of price manipulation, misuse of privileged information, trading of assets in a blackout period, violation of the duty of loyalty and abuse of controlling power involving trades of JBS S.A. Common Shares. On May 29, 2023, the Board of Commissioners of the CVM, consisting of five members, met to vote on the proceeding. Four commissioners voted to acquit all of the defendants on all counts except for imposing a fine of R$500 thousand on J&F Investimentos for trading in JBS S.A. common shares during a blackout period. The session was adjourned at the request of the fifth commissioner, who did not vote. The meeting was rescheduled for October 31, 2023, at which time the commissioners acquitted the defendants of all charges except for imposing the fine on J&F Investimentos described above.

Furthermore, as a result of its investigation into the activities of our ultimate controlling shareholders for alleged insider trading, the CVM has also alleged a lack of internal controls at JBS S.A. relating to former board members and has asserted that Mr. Wesley Mendonça Batista had sole control over hedging transactions. JBS S.A. has contested these allegations and dispute the CVM’s claims of lack of internal controls relating to hedging transactions and that Mr. Wesley Mendonça Batista had sole control over such operations.

In April 2018, the CVM opened an investigation into alleged breaches by our ultimate controlling shareholders of certain provisions of Brazilian corporate law that prohibits shareholders from voting in certain corporate matters in which they have a conflict of interest. This investigation related to the vote, by FB Participações S.A., or “FB” (at the time, the direct controlling shareholder of JBS S.A), to approve the 2016 financial statements of JBS S.A. at JBS S.A.’s annual general shareholders’ meeting held in 2017. Mr. Wesley Mendonça Batista and Mr. Joesley Mendonça Batista, both shareholders of J&F Investimentos (at the time, the controlling shareholder of FB), acted as CEO and board member of JBS S.A., respectively, during 2016. The CVM initially argued that, by virtue of the relationship between FB and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista and their roles at JBS S.A., the approval of JBS S.A.’s financial statements by FB would constitute a formal conflict of interest, under which allegedly conflicted shareholders are prohibited from voting, and, as a consequence, FB should have recused itself from the vote to approve JBS S.A.’s financial statements. However, the CVM later deliberated the matter on the basis of a substantive theory of conflicts of interest that relies on a facts and circumstances analysis following the vote to determine whether the vote should be nullified. On April 18, 2023, the CVM agreed to settle the case with a payment of R$6.5 million (US$1.3 million) by Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista with no assumption of guilt by the defendants. This proceeding was terminated after payment was made on June 19, 2023.

On August 15, 2023, the CVM approved a settlement proposal submitted jointly by Messrs. José Batista Sobrinho, Joesley Mendonça Batista and Wesley Mendonça Batista and two other defendants in connection with a punitive administrative proceeding (PAS 1225/2018) opened by the CVM in 2018 involving allegations of lack of proper care and diligence in monitoring JBS S.A.’s hedging policy and failing to implement recommendations proposed by JBS S.A.’s independent auditors, in violation of article 153 of the Brazilian Corporation Law. The alleged conduct took place in 2016 and 2017, at the time the defendants were members of the board of directors of JBS S.A. Pursuant to the settlement, the defendants have agreed to pay fines in the aggregate amount of R$12.7 million (US$2.6 million).

For additional information, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to reputational risk in connection with U.S. and Brazilian civil and criminal actions and investigations involving our ultimate controlling shareholders, and these actions may materially adversely impact our business and prospects and damage our reputation and image.”

Related Party Transactions

Set forth below are descriptions of our principal agreements with related parties. This information should be read in conjunction with our audited consolidated financial statements, including the notes 3.16 and 22, included elsewhere in this prospectus.

Agreements with Banco Original

In 2023, J&F Participações announced its plan to integrate Banco Original’s retail operations with PicPay, allowing both companies to focus on their respective strengths (PicPay in retail and Banco Original in wholesale, corporate and agribusiness). This is expected to allow each company to focus on its core businesses while benefiting from operational and financial synergies. The integration of Banco Original’s retail operations began with the transfer of its personal checking accounts and associated assets to the PicPay platform in July 2023. We also began originating personal loans in October 2023, and the PicPay credit card portfolio was transferred to PicPay from Banco Original in January 2024, fully internalizing our credit card operations at the start of 2024. For more information, see “Business — Our History — Recent Acquisitions and Corporate Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Principal Factors Affecting our Financial Condition and Results of Operations — Acquisitions and New Lines of Business and Other Developments.”

Rights Assignment Agreement

On January 26, 2024, PicPay Bank entered into a Rights Assignment Agreement (Contrato de Cessão de Direitos) with Banco Original, pursuant to which Banco Original agreed to assign to PicPay Bank its customers’ credit card agreements, as well as credit arising from all credit operations granted by Banco Original under such credit card agreements, for the amount of R$1.8 billion. This agreement will remain valid for an undetermined period until the fulfillment by the parties of their respective obligations.

Services Agreement

On January 18, 2024, PicPay Bank entered into a Services Agreement (Contrato de Prestação de Serviços) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original as a result of any debts of its defaulting customers, with credits that have not been directly recovered from Banco Original. This agreement is retroactively effective as of January 1, 2023 and will remain in effect for 24 months. This agreement may be terminated by either party upon 30 days’ prior notice.

Cost Sharing Agreement (PicPay Bank)

On January 10, 2024, PicPay Bank entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Bank and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Bank in the contracting of suppliers who provide products and/or services that are also shared between PicPay Bank and Banco Original. This agreement will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party.

Cost Sharing Agreement (PicPay Brazil)

On November 16, 2023, PicPay Brazil entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to regulate the terms and conditions governing the sharing of support areas between PicPay Brazil and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by PicPay Brazil in the contracting of suppliers who provide products and/or services that are also shared between PicPay Brazil and Banco Original. This agreement is retroactively effective as of January 1, 2023 and will remain valid for an undetermined period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party.

Application Programming Interface Master Agreement

On May 5, 2022, PicPay Brazil, Banco Original and Original Hub Ltda. entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestaçaõ de Serviços de Suporte Técnico), as amended on May 5, 2022, December 21, 2022, which governs PicPay Brazil’s use of Banco Original’s application programming interface. This agreement grants PicPay Brazil a temporary and limited license to use, access and copy Banco Original’s application programming interface. This agreement has a 12 months term and may be terminated by any of the parties upon 30 days’ prior notice.

Partnership Agreement

On May 8, 2023, we entered into a partnership agreement with Banco Original, through which Banco Original made available advances to certain accredited businesses. This agreement had an original term of six months following which it remains in force but may be terminated by any of the parties upon 30 days’ prior notice.

Cooperation Agreement

On March 2, 2021, PicPay Brazil and Banco Original amended and restated a cooperation agreement (Termo de Cooperação) dated June 9, 2020, pursuant to which PicPay Brazil and Banco Original share customer data and increase the efficiency of the parties’ data intelligence, allowing them to: (1) develop, improve and offer financial and/or payment products suitable for their customers; and (2) comply more efficiently with their respective legal and regulatory obligations, such as validating registration information, monitoring money laundering and financing of terrorism, among other obligations. This agreement specifies the rights and obligations for the shared use of personal data by the parties. Each party is responsible for their own expenses in connection with this agreement. This agreement has an indefinite term and may be terminated by either party upon 30 days’ prior notice, upon the breach by the other party that continues for more than ten days or upon the occurrence of certain specified events, such as the bankruptcy of either party.

This agreement does not provide for the payment of remuneration by either party.

Payment Arrangement Participation Agreement

On March 1, 2021, PicPay Brazil and Banco Original amended and restated a payment arrangement participation agreement (Contrato de Participação em Arranjo de Pagamento) dated November 27, 2018 (as previously amended on August 13, 2020, March 1, 2021, January 23, 2023 and July 5, 2023), which permits customers to make payments or transfers with a virtual credit card issued by Banco Original. This agreement has an indefinite term and may be terminated by either party: (1) upon six months’ prior notice to up to nine months’ prior notice depending on the number of years that this agreement has been in effect as of the date of termination; and (2) upon the breach of a provision of this agreement by the other party that continues for at least 30 days’ following notice.

Banking Correspondent Services Agreement

On July 26, 2022, PicPay Brazil and Banco Original amended and restated a banking correspondent services agreement (Contrato de Prestação de Serviços de Correspondente Bancário) dated September 11, 2018 (as previously amended on March 1, 2021 and October 1, 2020), pursuant to which PicPay Brazil provides certain services to Banco Original relating to receipts, payments and other activities in relation to its customers and receiving and forwarding applications for personal loans to be provided by, and credit cards to be issued by, Banco Original. This agreement has an indefinite term and may be terminated by either party upon 30 days’ prior notice.

Banco Original is also required to pay to Picpay Brazil a percentage of the total amount of loans contracted by our customers on our platform, totaling zero in revenue recognized in the year ended December 31, 2023 and R$62.9 million in the year ended December 31, 2022.

Agreement with Guiabolso

On July 26, 2022, Guiabolso Finanças, Correspondente Bancário e Serviços Ltda. and Banco Original entered into a banking correspondent services agreement (Contrato de Prestação de Serviços de Correspondente Bancário), pursuant to which Guiabolso provides services to interested customers, via an electronic platform, with a view to supplying Banco Original product and services related to credit operations.

Indemnification Agreements

We intend to enter into indemnification agreements with our executive officers. The indemnification agreements require us to indemnify our executive officers to the fullest extent permitted by law.

See “Management — Exculpation and Indemnification of Directors and Officers” for a description of the indemnification provisions for our directors as included in our Articles of Association.

Related Party Transaction Policy

Our related party transaction policy establishes certain guidelines that are applicable to transactions between us and our subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek our best interests, ensuring transparency and competitiveness, as well as best corporate governance practices.

Our related party transaction policy establishes the following guidelines in connection with the approval of related party transactions: (i) related party transactions in an amount lower than or equal to R$100,000 over a period of twelve months, must be approved by the executive officers of the contracting area; (ii) related party transactions that exceed the amount of R$100,000 over a period of twelve months, must be approved by our audit committee; and (iii) related party transactions that exceed the amount of R$5.0 million over a period of twelve months, must be approved by our board of directors. In accordance with the Dutch Corporate Governance Code, our related parties transactions policy also provides for any transactions between the Company or a subsidiary and (i) one or more shareholders holding at least 10% of the shares in the capital of the Company, (ii) a member of our board of directors or (iii) the spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree of a member of our board of directors, to require approval by our non-executive directors.

In addition, our related party transaction policy prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect our interests, or (ii) involve a disproportionate compensation.

Description of Share Capital

The following includes a summary of the material terms of our Articles of Association and significant provisions of Dutch law as in effect on the date of this prospectus. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read the complete text of our Articles of Association, an unofficial English translation of the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

PicPay Netherlands was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the completion of the offering, the issuer will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.” Its registered office is located at Stroombaan 10, 1181 VX Amstelveen, the Netherlands.

We are registered with the trade register of the Dutch chamber of commerce (Kamer van Koophandel) under number 92410456.

Share Capital

Prior to the closing of this offering, PicPay Netherlands’ share capital will consist of the: (1) Class A common shares, with a nominal value of €0.01 each; (2) Class B common shares, with a nominal value of €0.10 each; and (3) conversion shares, with a nominal value of €0.09 each. Any holder of Class B common shares may convert their shares at any time into Class A common shares and conversion shares on a ratio of one Class A common share and one conversion share for each Class B common share so converted. The rights of the two classes of common shares are otherwise identical, except as described below. See “— Anti-Takeover Provisions in our Articles of Association — Two Classes of Common Shares.”

Upon the completion of this offering, our authorized share capital will amount to €         divided into        Class A common shares, with a nominal value of €0.01 each,        Class B common shares, with a nominal value of €0.10 each, and        conversion shares, with a nominal value of €0.09 each. Under Dutch law, at least 20% of the authorized capital of a public limited liability company must be issued and at least 25% of the nominal value of the issued shares (and authorized share capital) must be paid up. The issued and paid-up capital must total at least €45,000. Payment on shares in kind is possible. Our authorized share capital is the maximum capital that we may issue shares for without amending our Articles of Association. An amendment of our Articles of Association would require a resolution of our general meeting to be passed by a simple majority.

Immediately prior to the completion of this offering our issued share capital amounts to € , divided into        Class A common shares and        Class B common shares. Upon the completion of this offering, we will have        Class A common shares and        Class B common shares issued, fully paid-up and outstanding (assuming the underwriters do not elect to exercise their option to purchase additional Class A common shares) or        Class A common shares and        Class B common shares issued, fully paid-up and outstanding (assuming the underwriters’ option to purchase additional Class A common shares is exercised in full). No conversion shares will be issued and outstanding immediately prior to the completion of this offering.

History of Share Capital

Upon incorporation on December 27, 2023, PicPay Netherlands issued 100 ordinary shares, each with a nominal value of €0.01 per share, to J&F International.

Effective as of December 29, 2023, J&F International transferred the beneficial entitlement to: (i) 4% of the issued shares of PicPay Netherlands to Stichting JAB; (ii) 3% of the issued shares of PicPay Netherlands to Stichting ACC Family; (iii) 1% of the issued shares of PicPay Netherlands to Stichting AGR; and (iv) 1% of the issued shares of PicPay Netherlands to Stichting ECS. The legal transfer of these shares was effected on March 14, 2024.

Effective as of December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS Ltd. to PicPay Netherlands was effected on March 14, 2024. As of the date of this prospectus, PicPay Netherlands directly holds 100% of the Class B common shares of PicS Ltd. (representing 99.615% of the total issued and outstanding common shares of PicS Ltd.) and indirectly owns the beneficial entitlement to 100% of the Class A common shares of PicS Ltd. (representing 0.385% of the total issued and outstanding common shares of PicS Ltd.).

Effective as of December 31, 2023, J&F International transferred the beneficial entitlement to 9% of the issued shares of PicPay Netherlands to Banco Original in consideration for the partial repayment of an outstanding debt to Banco Original that J&F International had assumed from its sole shareholder, J&F Participações. The legal transfer of these shares was effected on March 14, 2024.

As of the date of this prospectus, the shareholders of PicPay Netherlands are J&F International (82%), Banco Original (9%), Stichting JAB (4%), Stichting ACC Family (3%), Stichting AGR (1%) and Stichting ECS (1%).

PicS Ltd.

PicS Ltd. was incorporated by Maples Corporate Services Limited, its sole shareholder, on January 18, 2021, as a Cayman Islands exempted company with limited liability. On the same date, Maples Corporate Services Limited transferred its sole share, par value US$0.00005 to Mr. José Batista Sobrinho.

On April 19, 2021, the direct shareholders of PicPay Brazil at the time contributed substantially all of their shares in PicPay Brazil to PicS Ltd. In consideration for these contributions, PicS Ltd. issued new Class A common shares or Class B common shares, as follows: (1) to J&F Participações, 857,430,000 Class B common shares, representing 95.27% of PicS Ltd.’s total capital stock; (2) to Mr. Anderson Chamon, 29,970,000 Class A common shares, representing 3.33% of PicS Ltd.’s total capital stock; and (3) to Mr. José Antonio Batista Costa, 12,600,000 Class A common shares, representing 1.40% of PicS Ltd.’s total capital stock. In addition, the existing sole share currently in issue to Mr. José Batista Sobrinho was repurchased by PicS Ltd.

On May 10, 2021, the following transfers took place: (1) J&F Participações transferred (i) 847,440,000 Class B common shares, representing 94.16% of PicS Ltd.’s total capital stock, to J&F International, and (ii) 9,990,000 Class B common shares (which automatically converted into Class A common shares in accordance with PicS Ltd.’s Articles of Association), representing 1.11% of PicS Ltd.’s total capital stock, to AGR Holdings B.V., a private limited liability company incorporated under Dutch law (“AGR Holdings”); (2) Mr. Anderson Chamon transferred 29,970,000 Class A common shares, representing 3.33% of PicS Ltd.’s total capital stock, to Belami Holdings B.V., a private limited liability company incorporated under Dutch law (“Belami Holdings”); and (3) Mr. José Antonio Batista Costa transferred 12,600,000 Class A common shares, representing 1.40% of PicS Ltd.’s total capital stock, to JAB Holland B.V., a private limited liability company incorporated under Dutch law (“JAB Holland”).

On June 16, 2021, Belami Holdings, JAB Holland and AGR Holdings transferred all of the shares held by them to Belami Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“Belami Capital”), JAB Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“JAB Capital”) and AGR Capital SP, a private investment fund, organized within a segregated portfolio company in the Cayman Islands (“AGR Capital”), respectively.

On December 1, 2021, PicS Ltd. conducted a five-for-one share split of its common shares and recorded capital increases in an aggregate amount of R$104.8 million made in August 2021, pursuant to which it issued 677,728,496 Class B common shares to J&F International.

On December 1, 2021, J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in July and September 2021 to PicS Ltd. in exchange for 2,433,869,508 newly-issued Class B common shares. On January 7, 2022 (and effective from December 21, 2021), J&F Participações transferred these Class B common shares to J&F International.

On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred all of its shares in PicPay Brazil that it had acquired in October and November 2021 to PicS Ltd. in exchange for 4,724,409,732 newly-issued Class B common shares. On January 7, 2022 (and effective as from September 30, 2021), J&F Participações transferred these Class B common shares to J&F International.

On May 17, 2022, J&F Participações transferred all of its shares in PicS Holding, a Brazilian holding company and direct controlling shareholder of PicPay Brazil, to PicS Ltd. in exchange for 23,883,522,726 newly-issued Class B common shares. On September 22, 2022, J&F Participações transferred these Class B common shares to J&F International.

On August 8, 2022 (and effective as from June 30, 2022), PicS Ltd. recorded a capital increase of R$59.1 million made in June 2022, pursuant to which it issued 4,101,097,815 Class B common shares to J&F International.

On October 18, 2022, PicS Ltd. conducted a 1-for-2,000 reverse share split of its common shares.

On November 4, 2022, J&F Participações transferred all of its shares in PicS Holding to PicS Ltd. in exchange for 13,993,823 newly-issued Class B common shares of PicS Ltd. On January 4, 2023, J&F Participações transferred these Class B common shares to J&F International.

Effective as of December 28, 2023, Belami Holdings, JAB Holland and AGR Holdings transferred their beneficial entitlements to 100% of the issued shares of Belami Capital, JAB Capital SP and AGR Capital SP, respectively, to J&F International. Effective as of December 30, 2023, J&F International contributed the beneficial entitlement to these shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands.

Treasury Shares

At the date of this prospectus, PicPay Netherlands has no shares in treasury.

Listing

We intend to apply to list our Class A common shares, on Nasdaq under the symbol “PICS.”

Initial settlement of our Class A common shares will take place on the closing date of this offering through The Depository Trust Company, or “DTC,” in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC. The Class B common shares and conversion shares are not, and we do not expect that they will be, listed on a stock exchange.

Transfer Agent

We intend to appoint            as our agent in New York to maintain part of PicPay Netherlands’ shareholders’ register and to act as transfer agent, registrar and paying agent for the Class A common shares. Beneficial interests in the Class A common shares are held in book-entry form. The transfer agent, registrar and paying agent’s address is            , and its telephone number is            .

Exercise of rights by controlling shareholders

Under Dutch law, shareholders are in principle entitled to pursue their own interests. However, the Dutch Civil Code provides that shareholders shall act in relation to PicPay Netherlands and its corporate bodies as well as their fellow shareholders in keeping with the principles of reasonableness and fairness (redelijkheid en billijkheid). The Dutch Corporate Governance Code adds that this includes the willingness to engage in a dialogue with PicPay Netherlands and the other shareholders. The foregoing means that an individual shareholder or a group of shareholders (whether or not acting in concert) (such as the controlling shareholders) may not in all circumstances be able to exercise their shareholder rights to the fullest extent. For example, if the controlling shareholders were to exercise their shareholder rights (including, without limitation, their voting rights) in breach of these principles of reasonableness and fairness, it may result in PicPay Netherlands and/or other (non-controlling) shareholders successfully opposing to such exercise and may, in extraordinary circumstances, expose the controlling shareholders to liability towards PicPay Netherlands and/or other (non-controlling) shareholders for damages incurred.

Issuance of Shares

The general meeting has the authority to resolve on any issuance of Shares. The general meeting may also delegate this authority to the board of directors. The foregoing also applies to the granting of rights to subscribe for Shares, such as options, but does not apply to the issuance of Shares to a person exercising a previously acquired right to subscribe for Shares. The designation granted pursuant to the aforesaid authorization must determine the number and class of shares that may be issued. The delegation may from time to time be extended for a period not exceeding five years. A resolution by the general meeting to issue shares or designate the board of directors to issue shares requires a prior or simultaneous approval by each group of holders of a class of common shares whose rights are affected by the issuance or designation.

Upon an issuance of Shares, the nominal amount thereof and any share premium must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.

Any issuance of Shares or grant of rights to subscribe for Shares and/or any limitation or exclusion of pre-emptive rights in respect of such issuance or grant, whether resolved upon by the general meeting or by the board of directors, as applicable, shall be made with due observance of the applicable statutory provisions and the provisions included in the Articles of Association (including, without limitation, the principles of reasonableness and fairness as described above). The foregoing, for example, means that an issuance of Class A common shares to one shareholder or a specific group of shareholders (such as the controlling shareholders) against an issue price at a discount to the trading price may not in all circumstances be effected due to such transaction not being in the corporate interest and/or it constituting a breach of the principles of reasonableness and fairness as described above.

Pursuant to a resolution adopted by the general meeting, the board of directors has irrevocably been granted the authority for a period of            commencing on            , 2024, to resolve to issue, or to grant rights to subscribe for, up to            Class A common shares (equal to            % of the issued and outstanding Class A common shares following completion of the offering assuming that the underwriters’ option is not exercised) and up to            Class B common shares (equal to            % of the issued and outstanding Class B common shares following completion of the offering assuming that the underwriters’ option is not exercised), provided that at any time that there are Class A common shares in issue additional Class B common shares may only be issued pursuant to (1) a dividend or other distribution paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares exercise their pre-emptive right to allow them to maintain their proportional ownership interests in PicPay Netherlands. For more information see “— Pre-emptive or Similar Rights.”

Share Certificates

The Articles of Association do not allow the issuance of share certificates.

Financial Year

PicPay Netherlands’ financial year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

As a matter of Dutch law, the voting right of each class of Shares is proportionate to its respective nominal value such that each Class A common share confers the right to cast one vote at a general meeting, each Class B common share confers the right to cast ten votes at a general meeting and shareholders may vote by proxy. If and to the extent voting rights are not suspended, each conversion share confers the right on the holder to cast nine votes at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribe a larger majority or unanimity.

The holders of the Class A common shares and the Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share where holders of Class A common shares are entitled to one vote per share and (ii) Class B common shares have certain conversion rights. For more information see “— Conversion.”

The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the appointment of directors) submitted to a vote of the general meeting, except as provided below and as otherwise required by law.

The Articles of Association provide for any resolution to amend the Articles of Association which specifically damages any right of the holders of Shares of a specific class to require the approval of the relevant class meeting (being a meeting of the holders of the class of Shares concerned).

No votes may be cast at a general meeting on Shares held by PicPay Netherlands or its subsidiaries. Also, no voting rights may be cast at a general meeting in respect of common shares for which depositary receipts have been issued that are owned by PicPay Netherlands or its subsidiaries, if the right of usufruct or pledge was granted prior to the time such shares were acquired by PicPay Netherlands or its subsidiaries. Nonetheless, the holders of a right of usufruct (vruchtgebruik) or pledge (pandrecht) in respect of shares held by PicPay Netherlands and its subsidiaries in our share capital are not excluded from the right to vote on such shares. Neither PicPay Netherlands nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or pledge. Shares which are not entitled to voting rights will not be taken into account for the purposes of determining the number of shareholders or other persons that are eligible to vote and that are present or represented.

Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than 50% of the issued share capital is present or represented:

•        a resolution to reduce the issued share capital;

•        a resolution to restrict or exclude pre-emptive rights; or

•        a resolution to authorize the board of directors to restrict or exclude pre-emptive rights.

Under Dutch law and our Articles of Association any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including (i) the transfer of the business enterprise of PicPay Netherlands or practically the entire business enterprise of PicPay Netherlands business and/or assets to a third party, (ii) the entering into or termination of a long-lasting cooperation by PicPay Netherlands or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or the termination thereof is of essential importance to PicPay Netherlands, and (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes set out in the last adopted annual accounts of PicPay Netherlands.

The absence of such approval of the general meeting does not affect the authority of the board of directors or directors to represent PicPay Netherlands.

Pre-emptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to pre-emptive rights upon transfer and are not subject to conversion (except as described below under “— Conversion”), redemption or sinking fund provisions.

Under the Articles of Association, each shareholder has a pre-emptive right upon an issuance of common shares (or the granting of rights to subscribe for common shares) in proportion to the aggregate amount of its Class A common shares and Class B common shares, whereby each shareholder will receive Class A common shares and Class B common shares in the same proportion as is held by such shareholder at the time the issue of shares is resolved upon, as a result of which holders of Class B common shares are able to maintain their proportionate ownership interest in the Company.

The pre-emptive right does not apply to: (1) shares issued to employees of PicPay Netherlands or a group company of PicPay Netherlands as referred to in Section 2:24b Dutch Civil Code, (2) shares that are issued against payment other than in cash; and (3) shares issued to a person exercising a previously granted right to subscribe for shares.

No pre-emptive rights shall apply in respect of any issuance of conversion shares.

The general meeting may resolve to limit or exclude pre-emptive rights. If the general meeting has designated this authority to the board of directors for a period not exceeding five years, the board of directors may limit or exclude pre-emptive rights, but only if the board of directors has also been designated the authority to issue shares. If less than 50% of the issued capital of PicPay Netherlands is represented at a general meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting to limit or exclude a pre-emptive right or to designate this authority to the board of directors. The pre-emptive rights will be excluded with respect to the issuance of shares following the exercise of the underwriters’ option to purchase additional Class A common shares.

Subject to Section 2:96a of the Dutch Civil Code, when adopting a resolution to issue new shares, the general meeting or the board of directors, as the case may be, may determine how and during which period pre-emptive rights may be exercised.

In addition, see “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — We have granted the holders of our Class B common shares preemptive rights to acquire shares that we may issue in the future, which may impair our ability to raise funds.”

Change of Control

We will hold equity interest in PicPay Brazil, which is a regulated entity by the Brazilian Central Bank. If a proposed action would result in a change or modification of the control of PicPay Brazil, such proposed transfer, issuance, conversion or action must be submitted to the Brazilian Central Bank for prior approval in accordance with Article 3, IV, of BCB Resolution 81/2021, and such transfer, issuance, conversion or other action may only be effected after such approval is duly obtained. For more information, see “Regulatory Overview — Other Rules — Change of Corporate Control and Qualified Equity Interest.”

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share and one conversion share or (2) upon a resolution by the class meeting of holders of Class B common shares, all outstanding Class B common shares shall be converted into Class A common shares and conversion shares in the same ratio as set out above.

A holder of Class B common shares wishing to convert its Class B common shares may at all times provide the board of directors with a conversion request requesting conversion of one or more of its Class B common shares. A conversion request must at least include (i) the number of Class B common shares to which the request relates, (ii) an irrevocable and unconditional power of attorney from the shareholder requesting conversion to PicPay Netherlands, with full power of substitution and governed by Dutch law, to offer and transfer the conversion shares resulting from the conversion to PicPay Netherlands against no consideration (om niet), and (iii) several representations as further set out in the Articles of Association.

After receipt of a request for conversion of Class B common shares into Class A common shares and conversion shares duly completed and signed to the satisfaction of our board of directors: (i) the board of directors shall resolve to convert the number of Class B common shares to which the conversion request relates into Class A common shares and conversion shares, whereby each Class B common share is converted into one Class A common share and one conversion share and (ii) the requesting shareholder shall be obliged to offer and transfer the conversion shares to PicPay Netherlands for no consideration.

In addition, each Class B common share will convert automatically into one Class A common share and one conversion share upon any transfer, whether or not against a consideration, except for certain transfers described in the Articles of Association, such as transfers to affiliates, transfers to and between holders of our Class B common shares, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

Furthermore, each Class B common share will convert automatically into one Class A common share and one conversion share and no Class B common shares will be issued thereafter if, at any time, the voting rights attached to the outstanding Class B common shares represents less than 10% of the aggregated number of voting rights attached to the Class A common shares and the Class B common shares then issued and outstanding.

Upon the occurrence of any of the automatic conversion events described above, the shareholder concerned shall be obliged to notify the board of directors thereof by means of a written notice addressed to the board of directors.

The conversion shares are introduced to facilitate a 1:1 conversion of Class B common shares into Class A common shares under Dutch law. A 1:1 conversion of Class B common shares into Class A common shares would result in a capital reduction as the nominal value of the Class B common shares is higher than the nominal value of the Class A common shares. A capital reduction under Dutch law requires a resolution by the general meeting of PicPay Netherlands, adopted by a two/third majority if less than half of the issued capital is present or represented at the meeting. In addition, (minutes of) the resolution on the capital reduction will need to be deposited with the Dutch trade register and such is to be announced in a Dutch daily newspaper. Following the aforementioned announcement, a two-month opposition period will commence during which creditors may file an opposition to the capital reduction with the relevant Dutch court, requesting security for their claim. The resolution to reduce PicPay Netherlands’ capital will not be effective until the opposition period has ended and, if opposition has been filed timely, upon the withdrawal of the opposition or upon an order setting aside the opposition becoming enforceable.

If a conversion share is held by anyone other than PicPay Netherlands (the “Transferor”), such Transferor shall be obliged to offer and transfer such conversion share to PicPay Netherlands unencumbered and for no consideration. If and for as long as the Transferor fails to offer and transfer the relevant conversion shares to PicPay Netherlands, the voting rights, meeting rights and rights to receive distributions attached to the relevant conversion shares are suspended. As such, a Transferor will not be entitled to vote on the conversion shares, nor to receive dividends on these shares. If the Transferor fails to offer and transfer the relevant conversion shares to PicPay Netherlands within 30 days after the conversion date, PicPay Netherlands is irrevocably empowered and authorized to offer and transfer the relevant conversion shares to PicPay Netherlands until such transaction occurs. No votes may be cast on conversion shares held by PicPay Netherlands or a subsidiary. For more information on the dividend rights of conversion shares, see “— Dividend and Capitalization of Profits.”

The end result of the conversion of Class B common shares and subsequent transfer to PicPay Netherlands of conversion shares is that a shareholder will hold one Class A common share for each Class B common share it held at the time of conversion.

Notwithstanding the conversion mechanics described above, PicPay Netherlands shall not proceed with the acquisition of conversion shares after receipt of a conversion request (as set out above) to the extent it would not be allowed to acquire such shares under Dutch law. In such event, the board of directors shall propose to our general meeting that the requisite number of Shares held in treasury be cancelled in order to again allow for the acquisition of conversion shares.

Upon the conversion of Class B common shares into Class A common shares and conversion shares, the authorized share capital of PicPay Netherlands shall decrease with the number of Class B common shares so converted and shall increase with the number of Class A common shares and conversion shares into which such Class B common shares are converted.

Our Class A common shares are not convertible into Class B common shares under any circumstances.

Equal Status

Except as expressly provided in the Articles of Association and as set forth in this prospectus, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. The regulations of the board of directors include for the board of directors to, subject to exceptional circumstances, ensure that upon such merger, consolidation, scheme, arrangement or other business combination, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which PicPay Netherlands is a party, or (2) any tender or exchange offer by PicPay Netherlands to acquire any Class A common shares or Class B common shares, the regulations of the board of directors include for the board of directors to, subject to exceptional circumstances, ensure that the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

The record date of each general meeting shareholders is the twenty-eighth day prior to the date of the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares and other persons entitled to vote or attend the general meeting at such record date are entitled to attend and vote at the general meeting.

General Meetings of Shareholders

Annual Meeting.    Under Dutch law, we are required, as a public limited liability company, to hold at least one shareholder meeting each year. An annual general meeting must be held within six months from the end of the preceding financial year. The agenda of the annual general meeting shall announce, among other things, discussion of implementation of the remuneration policy, discussion and adoption of the annual accounts and other proposals brought up for discussion by the board of directors.

General Meeting and Place of Meetings.    Other general meetings will be held if requested by the board of directors, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of PicPay Netherlands (taking into account the relevant provisions of Dutch law, the Articles of Association and the applicable stock exchange regulations). General meetings of shareholders will be held in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda.    General meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued with due observance of the statutory notice period and in accordance with Dutch law. All convocations, announcements, notifications and communications to shareholders and other persons entitled to attend the general meeting must be made on our company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a general meeting may contain the items requested by one or more shareholders representing at least 3% of the issued share capital of PicPay Netherlands, taking into account the relevant provisions of Dutch law. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the board of directors at least 60 days before the day of the meeting.

The Dutch Corporate Governance Code provides that, if one or more shareholders intend to request that an item be put on the agenda that may result in a change in PicPay Netherlands’ strategy, the board of directors must be given the opportunity to invoke a response time granting a reasonable period not exceeding 180 days to respond to such intention. If invoked, the board of directors must use such response time for further deliberation and constructive consultation, in any event with the shareholder(s) concerned, and shall explore alternatives. At the end of the response time, the board of directors shall report on this consultation and the exploration of alternatives to the general meeting. The response time may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response time may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened.

Admission and Registration.    Each shareholder entitled to vote, and each person holding a usufruct or pledge to whom the right to vote on the Shares accrues, shall be authorized to attend a general meeting, to address the general meeting and to exercise its voting rights. The record date of each general meeting is the twenty-eighth day prior to the date of the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of Shares and other persons entitled to vote or attend the general meeting at such record date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the record date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights. Those entitled to attend a general meeting may be represented at a general meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically. Directors have the right to render their advice at a general meeting.

Written resolutions.    The Articles of Association do not provide that resolutions of the general meeting can be adopted by written consent. However, for as long as Class B common shares or conversion shares, as applicable, are not admitted to listing and trading on a stock exchange with the cooperation of PicPay Netherlands, resolutions of the meeting of holders of Class B common shares or holders of conversion shares, as applicable, may be adopted in writing without holding a meeting.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

Dissolution and Liquidation; Merger and Demerger

The general meeting may resolve to dissolve PicPay Netherlands. In the event of dissolution, PicPay Netherlands will be liquidated in accordance with Dutch law and the Articles of Association and the liquidation shall be arranged by the members of the board of directors, unless the general meeting appoints other liquidators. During liquidation, the provisions of the Articles of Association will remain in force as long as possible.

During liquidation, to the extent possible the Articles of Association shall continue to apply. The Class A common shares and Class B common shares have equal economic rights at liquidation such that any balance remaining after payment of the debts of PicPay Netherlands shall be transferred to the shareholders pro rata in proportion to the number of Class A common shares and Class B common shares held by each shareholder, provided that and with observance of the following order of priority: an amount equal to the nominal value of a conversion share shall first be transferred on each conversion share to the holders of the conversion shares.

A resolution by the general meeting regarding the legal merger or demerger of PicPay Netherlands requires a simple majority. If less than half of the issued capital of PicPay Netherlands is present or represented at the general meeting concerned, a resolution regarding the legal merger or demerger of PicPay Netherlands requires a two-thirds majority.

Amendments to the Articles of Association

The general meeting may, by a simple majority, resolve to amend the Articles of Association. The rights of shareholders may be changed only by amending the Articles of Association in compliance with Dutch law.

Reduction of Share Capital

The general meeting may resolve to cancel Shares which are held by PicPay Netherlands in treasury or to reduce the nominal value of the Shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at a general meeting if less than 50% of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital.

Transfer of Shares

Common shares are, in principle, freely transferable.

In accordance with the provisions of Dutch law and our Articles of association, the transfer of shares or creation of a right of pledge or right of usufruct thereon requires a deed executed for that purpose and, save in the event PicPay Netherlands itself is a party to such legal act, written acknowledgement by PicPay Netherlands of the transfer. Service of notice of the deed or of a certified notarial copy or extract of that deed on PicPay Netherlands will be the equivalent of such acknowledgement.

The beneficial entitlement to the Class A common shares sold in this offering will be traded on Nasdaq in book-entry form and may be transferred in accordance with Nasdaq’s rules and regulations. Shares that have been entered into the electronic book-entry system will be registered in the name of Cede & Co. as nominee of DTC. The above-mentioned requirements applicable to a transfer of the shares do not apply to the trading of such beneficial entitlements in shares.

Share Repurchase

PicPay Netherlands may acquire its own fully paid-up shares for no consideration, or subject to certain provisions of Dutch law and the Articles of Association for consideration, if: (1) our equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves; (2) PicPay Netherlands would thereafter not hold a pledge over shares or together with its subsidiaries hold shares with an aggregate nominal value exceeding 50% of the issued share capital; and (3) the board of directors has been authorized to do so by the general meeting, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange.

PicPay Netherlands can, jointly with its subsidiaries, hold shares in its own capital exceeding 10% of its issued capital for no more than three years after acquisition of shares for no consideration or under universal title of succession. Owned shares pledged by PicPay Netherlands and its subsidiaries are taken into account in this respect. Any shares held by PicPay Netherlands in excess of the amount permitted shall automatically transfer to the directors jointly at the end of the last day of such three-year period. Each director shall be jointly and severally liable to compensate PicPay Netherlands for the value of the shares at such time, with interest at the statutory rate thereon from such time. The same applies to the acquisition of shares for employees under a scheme applicable to such employees, provided such shares are listed on a stock exchange and held by PicPay Netherlands for more than one year after acquisition thereof.

Dividends and Capitalization of Profits

Dividend Policy.    We expect to adopt a dividend policy with respect to payments of any future dividends by PicPay Netherlands.

Manner and Time of Dividend Payments.    Profit is distributed after the adoption of the annual accounts from which it appears that distribution of such profit is admissible. PicPay Netherlands may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up part of the capital plus the reserves as required to be maintained by Dutch law.

The general meeting may determine which part of the profits shall be reserved for purposes of a distribution, and may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of PicPay Netherlands’ annual accounts demonstrating that such distribution is legally permitted. The general meeting furthermore may resolve that the part of the profits remaining after reservation shall be distributed as a dividend on the Shares; without such resolution, these profits in respect of which the general meeting has not resolved for these to be distributed shall also be reserved. From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.

The holders of Class A common shares and Class B common shares shall be entitled to share pari passu in any dividends that may be declared in respect of Shares from time to time as any and all distributions on the common shares shall be made in such a way that on each share an equal amount or value will be distributed provided that and with observance of the following order of priority: (a) in the event of a distribution of profits in respect of a financial year, for each conversion share issued and outstanding an amount equal to one percent (1%) of the nominal value of such conversion share shall first be added to the dividend reserve maintained for the holders of conversion shares, and (b) following such, no further distribution shall be made on conversion shares nor shall any profit be added to the dividend reserve maintained for the holders of conversion shares, in respect of such financial year. The conversion shares are entitled to distributions as Dutch law does not allow for a Dutch public limited liability company to issue non-profit shares. By prioritizing a distribution made on the conversion shares there is no limit as to the amount which may be distributed on Class A common shares and Class B common shares following the addition of an amount equal to 1% of the nominal value of each issued and outstanding conversion share to the dividend reserve maintained for the benefit of the holders of the conversion shares. If at any time distributions are made on the common shares, to the extent any conversion shares are issued and outstanding (i.e. held by anyone other than the Company) an amount equal to EUR 0.0009 per conversion share shall be added to the dividend reserve maintained for the holders of conversion shares. If and as long as a conversion share is held by anyone other than the Company, the rights to distributions attached to such share will be suspended. As such, a shareholder will not be entitled to receive a distribution on conversion shares if it has failed to offer and transfer such conversion shares to the Company for no consideration.

Any determination to pay dividends will be dependent on then-existing conditions, including our financial condition, earnings, legal requirements, including limitations under Dutch law, restrictions in our debt agreements that limit our ability to pay dividends to shareholders and other factors our board of directors deems relevant. For example, pursuant to the Dutch Civil Code, PicPay Netherlands may only make distributions to its shareholders to the extent its equity exceeds the sum of the paid-in and called-up issued capital plus the reserves as required to be maintained by Dutch law.

Uncollected Dividends.    A claim for any dividend declared lapses five years after the date on which those dividends were released for payment. Any dividend that is not collected within this period reverts to PicPay Netherlands.

Taxation of Dividends.    Dividend payments can be subject to withholding tax in the Netherlands. For information about the Dutch tax issues relating to dividend payments, see “Taxation — Material Dutch Tax Considerations — Dividend Withholding Tax.”

For information about U.S. federal income issues relating to dividend payments, see “Taxation — Material U.S. Federal Income Tax Consequences — Taxation of Distributions.”

Board of Directors

PicPay Netherlands has a one-tier board structure, comprising both executive directors having responsibility for the day-to-day management and non-executive directors having the task to supervise the performance of the directors. Our Articles of Association provide that the board of directors will be composed of not less than four and not more than 11 directors of which a minimum of a minimum of and a maximum of executive directors and a minimum of and a maximum of non-executive directors, with the number being determined by the board of directors. There are no provisions relating to retirement of directors upon reaching any age limit. For more information about our board of directors, see “Management — Board of Directors.”

The directors shall be appointed as such by our general meeting. The board of directors may nominate one or more candidates for each vacancy. The general meeting determines whether a director is an executive director or a non-executive director upon his or her appointment. The general meeting shall appoint one of the non-executive directors as chairman of the board of directors. Under our Articles of Association, directors are appointed by the general meeting to serve on our board of directors for a term of approximately one year, which period shall end immediately after the annual general meeting that will be held in the calendar year after the date of his or her appointment. A director may be reappointed, with due observance of the provision in the previous sentence.

The task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. Tasks that are not allocated fall within the power of the board of directors as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for the proper management and strategy of PicPay Netherlands (including supervision thereof in case of non-executive directors).

In the performance of their tasks, the directors shall be guided by the interests of PicPay Netherlands and the enterprise connected with it. Under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The interest of the Company is usually determined primarily by promoting the continued success of the enterprise affiliated to the Company.

PicPay Netherlands has a policy in respect of the remuneration of the board of directors. With due observation of the remuneration policy, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that executive directors do not participate in the deliberations and decision-making regarding the determination of the remuneration of executive directors.

Prior to listing, we will have an audit committee, a compensation committee, a nomination committee and any other board committees that our board of directors resolves to create. See “Management — Committees” for an overview of the tasks and responsibilities of each committee.

Removing or Suspending a Director and Vacancies

A director may at any time be suspended or dismissed by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors. A suspension can be revoked by the general meeting at any time. A suspension may be extended one or more times, but may not last longer than three months in aggregate. If, at the end of that period, no decision has been taken on the termination of the suspension or on removal, the suspension shall end.

In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The Articles of Association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all non-executive directors, the general meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the non-executive directors to one or more other individuals.

Proceedings of the Board of Directors

Our Articles of Association provide for PicPay Netherlands to be managed by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote. Pursuant to Dutch law and our Articles of Association, a director shall not participate in deliberations and the decision-making process of a relevant resolution in the event they have a direct or indirect personal interest conflicting with the interests of PicPay Netherlands and the enterprise connected with it. If the board of directors is unable to adopt a resolution as a result of all directors being unable to participate in the deliberations and decision-making process due to such a conflict of interest, the decision shall nevertheless be taken by the board of directors, but the board of directors shall record in writing the reasons for the resolution. If a director does not comply with the provisions on conflicts of interest, the applicable resolution is subject to nullification and the director may be held liable towards our company. This nullification, however, only has internal effect and does not affect the external representation of the company by a director.

Subject to the provisions of our Articles of Association, the board of directors shall adopt board regulations dealing with its internal organization, the decision-making process, any quorum requirements, the composition, duties and organization of committees and any other matters concerning the board of directors, the executive directors, the non-executive directors and committees established by the board of directors. Board meetings shall be held at least once every calendar quarter.

Dutch law and the Articles of Association provide that resolutions of the board of directors involving major changes in PicPay Netherlands’ identity or character are subject to the approval of the general meeting. See “— Voting Rights” for a description of such resolutions.

Liability of Directors

Under Dutch law, the management of a company is a collective and each director can be held jointly and severally liable to PicPay Netherlands for damages in the event of improper or negligent performance of their duties. In such a scenario, all directors are jointly and severally liable to PicPay Netherlands for failure of one or more co-directors. An individual director is only exempted from liability if such director proves that they cannot be held liable for serious culpable conduct for the mismanagement and that they have not been negligent in seeking to prevent the consequences of the mismanagement. In this regard, a director may refer to the allocation of tasks between the directors. Further, individual directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. In certain circumstances, including in the event of bankruptcy of PicPay Netherlands, directors may incur additional specific civil and criminal liabilities. See “Management — Exculpation and Indemnification of Directors and Officers” for a description of the indemnification provisions in our Articles of Association.

Executive Officers

Our board of directors has appointed executive officers and granted them a general power of attorney to represent PicPay Netherlands.

Our Articles of Association provide that the board of directors may appoint executive officers with general or limited power to represent the Company. Each executive officer shall be competent to represent the Company, subject to the restrictions imposed on them. The board of directors shall determine each executive officer’s title. Such officers, and the contents of their powers to represent the Company, should be registered with the Dutch trade register, indicating the scope of their power to represent the Company.

For more information about our executive officers, see “Management — Executive Officers.”

Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of the Company. If the board invokes an overriding interest, it must give reasons. On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a Share.

Register of Shareholders

The Class A common shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Dutch law, the board of directors must keep a register of shareholders that includes:

•        the names and addresses of the shareholders;

•        the date on which a shareholder was registered as such;

•        the date on which a shareholder ceased to be a shareholder; and

•        any further information as required by Dutch law or considered appropriate by the board of directors.

The board of directors may appoint a registrar to keep the register on its behalf. The register must be regularly updated. The shareholders’ register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

Annual Accounts and Independent Auditor

PicPay Netherlands will be required to publish its annual accounts within five months after the end of each financial year. The annual accounts are required to be made available to the public during a period of at least ten years.

All directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted at the annual general meeting, at which meeting the directors may be discharged from liability for performance of their duties with respect to any matter disclosed in the annual accounts for the relevant financial year insofar this appears from the annual accounts. The annual accounts, the board report and independent auditor’s report are made available through our website to the shareholders and other persons with meeting rights for review as from the day of the notice convening the annual general meeting.

Anti-Takeover Provisions in our Articles of Association

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of PicPay Netherlands or the board of directors that shareholders may consider favorable. In particular, the capital structure of PicPay Netherlands concentrates ownership of voting rights in the hands of holders of our Class B common shares. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of PicPay Netherlands to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the board of directors of PicPay Netherlands. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

The Class B common shares of PicPay Netherlands are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share.

J&F Participações beneficially owns 100% of our Class B common shares and controls more than 50% of the voting rights in the general meeting immediately prior to and is expected to control more than 50% of the voting rights in the general meeting immediately following this offering. Accordingly, J&F Participações has the ability to appoint all directors, albeit the board of directors has a nomination right, and to determine the outcome of most matters submitted for a vote of the general meeting. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial. All of the issued and outstanding capital stock of J&F Participações is jointly controlled, pursuant to a shareholders’ agreement, by our ultimate controlling shareholders. For more information about the shareholders’ agreement of J&F Participações, see “Principal Shareholders — Shareholders’ Agreement of J&F Participações.”

So long as J&F Participações has the ability to determine the outcome of most matters submitted to a vote of the general meeting, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that PicPay Netherlands has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of PicPay Netherlands.

Protection of Non-Controlling Shareholders

Non-controlling shareholders may bring certain actions against us and our directors under Dutch law to protect their rights. We have included a non-exhaustive overview of certain actions that we believe may be relevant to non-controlling shareholders.

Under Dutch law, shareholders meeting certain thresholds (including non-controlling shareholders) and certain other stakeholders of the company can initiate inquiry proceedings (enquêteprocedure) with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal (Gerechtshof Amsterdam) (“Enterprise Chamber”). Inquiry proceedings are in principle limited in scope to corporate governance issues. Hence, no liability can be established in such proceedings nor can parties claim damages.

Inquiry proceedings are split into two phases. In the first phase of the proceedings, an inquiry into our policy and the conduct of our business may be requested. The Enterprise Chamber may order such an inquiry if it finds well-founded reasons to doubt the soundness of our policies and/or the conduct of our business. Within two months of the filing of the inquiry report, if any interested party finds sufficient grounds, they may file a new application with the Enterprise Chamber requesting it to establish mismanagement and to order definitive measures. This is the second phase of the inquiry proceedings. If the Enterprise Chamber establishes mismanagement in that second phase of the proceedings, it can order one or more definitive measures, i.e. the suspension or nullification of resolutions, appointment, suspension or dismissal of directors, temporarily setting aside specific clauses included in the Articles of Association, temporary transfer of shares to a trustee; and/or liquidation of the company.

Pending the inquiry proceedings, parties to such proceedings may request certain injunctive relief by means of immediate measures. The Enterprise Chamber may, at any time during the inquiry proceedings, order such immediate measures if — at its sole discretion — it deems such measures necessary in light of the state of the company and/or if this would be in the interest of the inquiry. If granted, such measures remain in effect until the earlier of the end of the inquiry proceedings or a set date so determined by the Enterprise Chamber at its sole discretion.

Non-controlling shareholders may initiate summary proceedings (kort geding) before the competent Dutch court seeking that injunctive relief is ordered.

Any interested party, including non-controlling shareholders, may bring an action before the competent Dutch court seeking to annul a resolution by one of our corporate bodies, including our board of directors and the general meeting. Such action may be granted within one year as from the date on which (a) sufficient publicity of the resolution was given or (b) the claimant(s) became aware of the resolution or was notified thereof. A resolution may be annulled by the competent court on the grounds that it is (a) contrary to statutory provisions or provisions in the Articles of Association regulating the passing of resolutions; (b) contrary to the principles of reasonableness and fairness; and/or (c) any of our by-laws.

Registration Rights and Restricted Shares

Although no shareholders of PicPay Netherlands have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Squeeze-Out Provisions

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who (alone or together with its group companies) holds at least 95 percent of the issued share capital of PicPay Netherlands may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation. A shareholder can only appeal against the judgment of the Enterprise Chamber before the Dutch Supreme Court.

Despite the fact that there is not any other specific statutory squeeze-out proceedings at a lower level of control than 95 percent, it is not uncommon for the offeror under a public offer and the target to agree on a post-offering restructuring transaction, pursuant to which the offeror may require the target to sell its assets to the offeror against payment of a consideration equal to the offering price. Such transaction is subject to the approval of the general meeting of the target. The remaining minority shareholders will receive their relative portion of the purchase price of this sale through a liquidation distribution in cash as part of the liquidation process of the target. Such transaction usually can be implemented if the offeror has obtained a supermajority acceptance of the offer which is lower than 95 percent.

Because Class A common shares will only be listed on Nasdaq, no mandatory bid requirement is applicable pursuant to Dutch law.

Cooling-off Period

Pursuant to Dutch law, a statutory cooling-off period of up to 250 days can be invoked by the board of directors, during which the general meeting of PicPay Netherlands would not be able to dismiss, suspend or appoint members of the board of directors (or amend the provisions in the Articles of Association governing these matters) unless these matters were proposed by the board of directors. This cooling-off period could be invoked by the board of directors in the event:

•        shareholders, using either their shareholder proposal right or their right to request a general meeting, propose an agenda item for the general meeting to dismiss, suspend or appoint a director (or to amend any provision in the Articles of Association dealing with those matters); or

•        a public offer for PicPay Netherlands has been announced or made without agreement having been reached with PicPay Netherlands on such offer, provided, in each case, that in the opinion of the board of directors such proposal or offer materially conflicts with the interests of PicPay Netherlands and its business.

The cooling-off period, if invoked, ends upon the earliest of the following events:

•        the expiration of 250 days from:

(a)     in case of shareholders using their shareholder proposal right, the day after the deadline for making such proposal for the next general meeting has expired;

(b)    in case of shareholders using their right to request a general meeting, the day when they obtain court authorization to do so; or

(c)     in case of a public offer as described above being made without agreement having been reached with PicPay Netherlands on such offer, the first following day;

•        the day after a public offer without agreement having been reached with PicPay Netherlands on such offer, having been declared unconditional; or

•        the board of directors deciding to end the cooling-off period earlier.

In addition, one or more shareholders that may (jointly) exercise the shareholder proposal right at the time that the cooling-off period is invoked, may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

•        the board of directors, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of PicPay Netherlands and its business;

•        the board of directors cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making;

•        if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and are not terminated or suspended at the relevant shareholders’ written request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During the cooling-off period, if invoked, the board of directors must gather all relevant information necessary for a careful decision-making process. In this context, the board of directors must at least consult with shareholders representing at least 3% of PicPay Netherlands’ issued share capital at the time the cooling-off period was invoked and with PicPay Netherlands’ works council (if applicable). Formal statements expressed by these stakeholders during such consultations must be published on PicPay Netherlands’ website to the extent these stakeholders have approved that publication.

Ultimately one week following the last day of the cooling-off period, the board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our company website. This report must also remain available for inspection by the shareholders and others with meeting rights under Dutch law at PicPay Netherlands’ office and must be tabled for discussion at the next general meeting.

Comparison of Dutch and U.S. Corporate Law

Because PicPay Netherlands is, as of the date of this prospectus, a Dutch public limited liability company, the rights of shareholders of PicPay Netherlands will be governed by applicable Dutch law and by the Articles of Association.

The following is a summary comparison of certain differences between the rights PicPay Netherlands’ shareholders will have as shareholders under applicable Dutch law, including Book 2 of the Dutch Civil Code, and our Articles of Association effective upon completion of the offering, and the rights of shareholders under the Delaware general corporation law (the “DGCL”), in a corporation incorporated in Delaware. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or Nasdaq listing requirements or on our governance or other policies. Such rights, obligations or provisions generally apply equally to the Shares.

	PicPay Netherlands	Delaware Entity
Authorized and Outstanding Capital Stock; Payment on Shares

Under Dutch law, at least 20% of the authorized capital of a public limited liability company must be issued and at least 25% of the nominal value of the issued shares (and authorized share capital) must be paid up. The issued and paid-up capital must amount to at least €45,000. Payment on shares in kind is possible. The articles of association include the authorized capital.

Under Dutch law, the general meeting is authorized to issue shares or delegate such authority to the board of directors.

Under the DGCL, capital stock issued by a Delaware corporation may be paid for in such form and manner as the board of directors determines, such payment to consist of cash, any tangible or intangible property or any benefit to the company, in each case, having a value not less than the par value or stated capital of the shares so issued, as determined by our company’s board of directors.

Under the DGCL, the board of directors, without stockholder approval, may approve the issuance of authorized but unissued shares of common stock.

Delaware corporations generally provide their authorized capital stock in their certificate of incorporation.

Consolidation and Division; Subdivision

Under Dutch law, the general meeting may resolve to reduce the issued capital by reducing the nominal value of shares by amending the articles of association or by cancelling shares which our company holds. The issued shares may also be combined into a smaller number of shares or split into a greater number of shares through an amendment of the articles of association.

Under the DGCL, the issued shares of a corporation may be combined into a smaller number of shares or split into a greater number of shares through an amendment to its certificate of incorporation approved by shareholders.

Pre-emption Rights

Under the Articles of Association, each shareholder has a pre-emptive right upon an issuance of common shares (or the granting of rights to subscribe for common shares) whereby each shareholder will receive Class A common shares and Class B common shares in the same proportion as is held by such shareholder at the time the issue of shares is resolved upon, except inter alia if shares are issued for a non-cash contribution, if shares are issued to employees or if shares are issued to persons exercising a previously granted right to subscribe for shares. The general meeting is in principle authorized to limit or exclude pre-emptive rights or to delegate such authority to the board of directors. The general meeting can delegate such authority to the board of directors for a period not exceeding five years. No pre-emptive rights shall apply in respect of any issuance of conversion shares.

Under the DGCL, shareholders have no pre-emptive rights on any issuances of stock or security convertible into such stock unless, and to the extent, such rights are expressly provided for in the certificate of incorporation.

	PicPay Netherlands	Delaware Entity
Distributions, Dividends, Repurchases and Redemptions

Distributions/Dividends

PicPay Netherlands can only make distributions insofar its equity exceeds the aggregate of the paid up and called up part of the issued capital increased with the reserves required to be maintained by Dutch law or the Articles of Association. This rule applies to both dividend distributions (out of profit) and distributions of freely distributable reserves (such as share premium). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the general meeting and will depend on a number of factors.

The general meeting may determine which part of the profits shall be reserved for purposes of a distribution, and may subsequently resolve to distribute any part of such profits to shareholders as dividend after the adoption of PicPay Netherlands’ annual accounts demonstrating that such distribution is legally permitted. Profits in respect of which the general meeting has not resolved for these to be distributed shall also be reserved.

From time to time during the course of the year, the board of directors (without prior shareholder approval being required) and the general meeting may also make interim distributions or distributions from reserves, subject to certain conditions of Dutch law and our Articles of Association. Such distributions may only be made insofar as PicPay Netherlands’ equity exceeds the aggregate of the paid up and called up part of the issued share capital with the reserves required to be maintained by Dutch law or the Articles of Association based on the (interim) financial statements signed by our board of directors. The interim financial statements should reflect the financial position of PicPay Netherlands no earlier than the first day of the third month before the resolution to distribute an interim dividend was made public.

Distributions/Dividends

Under the DGCL, a Delaware corporation’s board of directors may declare and pay dividends to the holders of such corporation’s capital stock out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets. Dividends may be paid in cash, in shares of such corporation’s capital stock or in other property.

Repurchases/Redemptions

Unless otherwise restricted in a Delaware corporation’s certificate of incorporation and subject to notice requirements under the DGCL, a Delaware corporation may redeem or repurchase its own shares, except that generally it may not redeem or repurchase those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If a Delaware corporation designates and issues shares of a series of preferred stock that are redeemable in accordance with its terms, such terms will govern the redemption of such shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. Shares that have been repurchased but have not been cancelled may be resold by a corporation for such consideration as the board may determine in its discretion.

	PicPay Netherlands	Delaware Entity

Repurchase

The board of directors may — subject to several capital protection rules — repurchase shares if authorized thereto by the general meeting, which authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. No authorization of the general meeting is required if shares are acquired by PicPay Netherlands with the intention of transferring such shares to employees of PicPay Netherlands or any group company of PicPay Netherlands under a scheme applicable to such employee, provided that such shares are listed on a stock exchange. The general meeting may authorize the board of directors, each year to repurchase shares for a period of 18 months.

Dividends in Shares; Bonus Issues	PicPay Netherlands may declare dividends in kind by issuing new shares or otherwise provided that the general meeting has authorized the board of directors to do so.	The DGCL does not restrict distributions of capital stock to shareholders in the form of a share dividend.
Lien on Shares, Calls on Shares and Forfeiture of Shares

Upon an issuance of Shares, the nominal amount thereof, and any share premium, must be paid. Shares may only be issued against payment in full of the amount. Insofar as no other form of payment has been agreed, payment on Shares shall be made in cash.

Under the DGCL, a Delaware corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. When the whole of the consideration payable for shares of a corporation has not been paid in full, and the assets of the corporation shall be insufficient to satisfy the claims of creditors, each holder of shares not paid in full shall be bound to pay the unpaid balance due for such shares.

Share Certificates

Dutch law allows a public limited liability company to issue share certificates, provided these are kept by a central institute or intermediary within the meaning of article 1 of the Dutch Giro Securities Act (Wet Giraal Effectenverkeer). The Articles of Association do not allow the issuance of share certificates.

The DGCL does not restrict use of physical share certificates or book-entry shares.

	PicPay Netherlands	Delaware Entity
Election of Directors

Our executive directors and non-executive directors shall be appointed by the general meeting. In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The board of directors shall consist of a minimum of four directors and a maximum of 11 directors. In addition, the number of executive directors and the number of non-executive directors shall be determined by the board of directors, provided that the board of directors shall consist of a minimum of            and a maximum of            executive directors and a minimum of            and a maximum of            non-executive directors. The general meeting shall appoint one of the non-executive directors as chairman of the board of directors.

A Delaware corporation’s directors are elected by shareholders at an annual meeting of shareholders. The board of directors may determine the number of board members who will serve on the board, or such number may be fixed in the certificate of incorporation. The DGCL provides that shareholders of a corporation do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation of the corporation.

Removal of Directors; Vacancies

Suspension/Dismissal

A director may at any time be suspended or dismissed by the general meeting by a simple majority vote. An executive director may also be suspended by the board of directors which shall require a unanimous vote by all directors except the executive director whose suspension is the subject of the motion.

Vacancies

In the event of a vacancy, a new director shall be appointed by the general meeting, for which vacancy the board of directors may nominate one or more candidates. The Articles of Association provide that in the event of the absence or inability to act of one or more directors, the powers of the board of directors remain intact, provided that in the event of: (i) the absence or inability to act of all executive directors, the non-executive directors shall be temporarily entrusted with the management with the authority to temporarily entrust the management to one or more non-executive directors and/or others, (ii) the absence or inability to act of all non-executive directors, the general meeting shall be authorized to temporarily entrust the performance of the duties and the exercise of the authorities of the non-executive directors to one or more other individuals.

Removal of Directors

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Vacancies

Delaware corporations may specify in their certificate of incorporation or bylaws the procedure for addressing board vacancies, which may be filled by the board of directors or by the shareholders at a meeting.

	PicPay Netherlands	Delaware Entity
Duties of Directors

Under Dutch law, the board of directors, consisting of executive directors and non-executive directors, is responsible for the company’s management, the general affairs of the company’s business and the general affairs of its subsidiaries.

It is also responsible for determining the company’s strategy and outlining its policy.

The board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees. In the performance of their tasks, the directors shall be guided by the interests of the company and the enterprise connected with it. Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The board of directors may divide its duties among the directors by one or more sets of regulations dealing with such matters as its internal organization, the decision-making process, the composition, the duties and organization of committees and any other matters concerning the board of directors, the directors and the board committees.

Under the DGCL, a corporation’s directors are charged with fiduciary duties of care and loyalty. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the corporation and its shareholders.

A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule,” which presumes that the director acted in accordance with the duties of care and loyalty. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Notwithstanding the foregoing, Delaware courts may subject directors’ conduct to enhanced scrutiny in respect of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under the DGCL, a member of the board of directors, or a member of any committee designated by the board of directors, shall, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

	PicPay Netherlands	Delaware Entity
Approval of Board Resolutions

Under Dutch law and our Articles of Association any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including (i) the transfer of the business enterprise of PicPay Netherlands or practically the entire business enterprise of PicPay Netherlands business and/or assets to a third party, (ii) the entering into or termination of a long-lasting cooperation by PicPay Netherlands or a subsidiary (dochtermaatschappij) with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or the termination thereof is of essential importance to PicPay Netherlands, and (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes set out in the last adopted annual accounts of PicPay Netherlands.

Under the DGCL, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The DGCL permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the DGCL, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

	PicPay Netherlands	Delaware Entity
Conflicts of Interest of Directors

According to Dutch law, a director shall not take part in the deliberation and decision-making if he or she has a direct or indirect personal interest therein, which is in conflict with the interests of our company and its business. In case all directors have a conflict of interest, the resolutions will be adopted by the general meeting, unless the articles of association provide otherwise. The Articles of Association provide that if there is a personal conflict of interest in respect of all directors, the decision shall nevertheless be taken by the board of directors, and shall be disclosed and explained by the board of directors in the board report.

If a director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification and the director may be held liable towards our company. This nullification, however, only has internal effect and does not affect the external representation of the company by a director.

Under the DGCL, a contract or transaction in which a director has an interest will not be voidable solely for this reason if:

•   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

•   the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon; or

•   the transaction is fair to the corporation as of the time it is authorized, approved or ratified.

The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Under the DGCL, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

	PicPay Netherlands	Delaware Entity
Indemnification of Officers and Directors

Pursuant to the Articles of Association, current and former directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his or her mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of the director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

A director or former director shall not be entitled to any indemnification, if and to the extent: (a) Dutch law would not permit such indemnification; (b) a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director or former director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of such director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness; (c) the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or (d) PicPay Netherlands brought the procedure in question before a court.

Under the DGCL, a corporation has the power to indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware court or the court in which such action or suit was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

	PicPay Netherlands	Delaware Entity
Limitation on Director Liability

Under Dutch law, directors may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to our company for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities.

The board of directors will be insured under an insurance policy taken out by us against damages resulting from their conduct when acting in the capacities as a member of the board of directors.

Under the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages for breach of his fiduciary duties as a director, provided that it does not eliminate or limit the liability of a director:

•   for any breach of the director’s duty of loyalty to the corporation or its shareholders;

•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of shares); or

•   for any transaction from which the director derived an improper personal benefit.

Annual Meetings of Shareholders

Under Dutch law, public limited liability companies are required to hold at least one shareholder meeting each year. This annual general meeting must take place within six months from the end of the preceding financial year.

The general meeting of PicPay Netherlands shall be held in Amsterdam, Amstelveen or Haarlemmermeer (Schiphol Airport), the Netherlands.

A subject for discussion at the general meeting that has been requested in writing by one or more shareholders who individually or jointly represent at least three percent of our company’s issued share capital shall be included in the notice of the general meeting, provided that the company has received the request no later than 60 days before the day of the meeting

The DGCL provides that if a corporation has not held its annual meeting of shareholders for a period of 30 days after the date designated, or if no date has been designated, for a period of 13 months after its last annual meeting, a court may summarily order a meeting to be held upon the application of any shareholder or director.

The bylaws of a Delaware corporation generally provide for procedure for the determination of the date, time and place of the annual meeting of shareholders. The content of the meeting is dictated by the board of directors and included in the notice of a meeting. The bylaws also generally include advance notice provisions, which provide a means for a shareholder to raise a proposal at a meeting, and may further provide for proxy access, which enables a shareholder to include a proposal in the notice and proxy statement for a meeting.

	PicPay Netherlands	Delaware Entity
Calling Special Meetings of Shareholders

Other general meetings of shareholders will be held if requested by the board of directors, or by written request of one or more shareholders representing in aggregate at least 10% of our issued share capital.

Under the DGCL, special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Notice Provisions

The convocation notice of the general meeting shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting whether or not by written proxy-holder, the address of the website of PicPay Netherlands and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication. The notice of the meeting shall also state the record date and the manner in which the persons entitled to attend or vote at a meeting may procure their registration and exercise their rights.

Under the DGCL, without limiting the manner by which notice otherwise may be given effectively to shareholders, any notice to shareholders given by a corporation under any provision of the DGCL, its certificate of incorporation or its bylaws may be given in writing directed to the shareholder’s mailing address (or by electronic transmission directed to the shareholder’s electronic mail address, as applicable) as it appears on the records of the corporation.

Quorum at Shareholder Meetings

Pursuant to Dutch law, the validity of a resolution of the general meeting is not dependent on the question which part of the share capital is represented at such meeting, unless Dutch law or the articles of association describes otherwise.

Under the DGCL, and as typically provided for in certificates of incorporation or bylaws, the presence in person or by proxy of the holders of a majority of the shares entitled to vote shall constitute a quorum at any meeting of shareholders, unless otherwise specified in the certificate of incorporation or bylaws. In no event will a quorum consist of less than one third of the shares entitled to vote at a meeting.

Voting Rights

Each Class A common share confers the right to cast one vote at a general meeting and each Class B common share confers the right to cast ten votes at a general meeting. If and to the extent voting rights are not suspended, each conversion share confers the right on the holder to cast nine votes at a general meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the Articles of Association prescribe a larger majority.

Under the DGCL, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise.
Shareholder Action by Written Consent

The Articles of Association do not provide that resolutions of the general meeting can be adopted by written consent. However, for as long as Class B common shares or conversion shares, as applicable, are not admitted to listing and trading on a stock exchange with the cooperation of PicPay Netherlands, resolutions of the meeting of holders of Class B common shares or holders of conversion shares, as applicable, may be adopted in writing without holding a meeting.

Under the DGCL, shareholders may, unless the certificate of incorporation otherwise provides, act by written consent with the minimum number of votes that would be needed to approve such a matter at an annual or special meeting of shareholders.

	PicPay Netherlands	Delaware Entity
Shareholder Suit

Under Dutch law, in the event that a third party is liable to PicPay Netherlands, only PicPay Netherlands itself can bring civil action against that party. Shareholders of PicPay Netherlands do not have the right to bring an action on behalf of PicPay Netherlands. Only in the event that the cause for the liability of a third party to PicPay Netherlands also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. See the section entitled “— Enforcement of Civil Liabilities Against Foreign Persons” below.

Generally, Delaware corporations may be sued under federal securities law, and under the DGCL, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Inspection of Books and Records

Under Dutch law, the board of directors is required to provide the general meeting in good time with all information that a shareholder requires during a general meeting, unless this would be contrary to an overriding interest of our company. If the board invokes an overriding interest, it must give reasons.

On application by a shareholder or a pledgee or usufructuary of Shares, the board of directors shall furnish an extract from the shareholders’ register, free of charge, insofar as it relates to the applicant’s right in respect of a share.

Under the DGCL, a shareholder or his or her agent has a right to inspect the corporation’s ledger, a list of all of its shareholders and its other books and records during the usual hours of business upon written demand stating his or her purpose (which must be reasonably related to such person’s interest as a shareholder). If the corporation refuses to permit such inspection or fails to reply to the request within five business days after the demand, the shareholder may apply to a Delaware court for an order to compel such inspection.

Disclosure of Interests in Shares

Under Dutch law, each shareholder of a company admitted to listing and trading on an EU regulated market who holds a substantial holding in that company should forthwith notify the competent authority of such substantial holding. Substantial holding means the holding of at least 3% of the shares or the ability to vote on at least 3% of the voting rights of such shares. Because the Shares will not be admitted to listing and trading on an EU regulated market, these (EU-regulated) disclosure provisions do not apply.

Although the DGCL requires Delaware corporations to maintain a list of registered stockholders and record transfers of registered shares, there is no requirement under the DGCL for shareholders to provide notifications of their share ownership. Such notification requirements are governed by the U.S. federal securities laws.

	PicPay Netherlands	Delaware Entity
Shareholder Approval of Transaction(s)

Under Dutch law, any important change in the identity or character of PicPay Netherlands must be approved by the general meeting, including: (i) the transfer of the enterprise of PicPay Netherlands or practically the entire enterprise of PicPay Netherlands to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by PicPay Netherlands or its subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to PicPay Netherlands; and (iii) the acquisition or disposal by PicPay Netherlands or a subsidiary of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of PicPay Netherlands. The absence of any such approval of the general meeting does not affect the authority of the board of directors or directors to represent PicPay Netherlands.

Under the DGCL, in general, the affirmative vote of a majority of the outstanding voting power of a corporation entitled to vote on the matter is required to amend the certificate of incorporation and approve mergers and consolidations involving the incorporation (with certain exceptions), the dissolution of the corporation and the sale, lease or exchange of all or substantially all of the assets of the corporation.

Under the DGCL, if a parent entity owns 90% of the outstanding shares of each class of shares of a subsidiary corporation that otherwise would be entitled to vote on such merger, such corporation may be merged into its parent without the approval of shareholders of either entity.

Rights of Dissenting Shareholders

The concept of dissenting rights does not exist under Dutch law other than in respect of a cross-border merger of PicPay Netherlands whereby the company acts as disappearing company and merges with and into a company governed by the laws of another EU Member State. Any shareholder of PicPay Netherlands who voted against such proposal to merge the company is to file a request with PicPay Netherlands within one month after adoption of the resolution. The shares held by such shareholder and to which the request pertains will be cancelled as per the moment the merger becomes effective. Dutch law as it currently stands provides for the compensation granted to such shareholders to be determined by one or more independent experts.

Under the DGCL, shareholders have appraisal rights in connection with mergers and consolidations, provided the shareholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 shareholders.

However, even if the target corporation’s shares were listed on a national exchange or held by more than 2,000 holders, when the target shareholders receive consideration of any form other than shares, depository receipts in respect thereof, cash in lieu of fractional shares, or any combination thereof, the right to demand appraisal still applies.

	PicPay Netherlands	Delaware Entity
Anti-Takeover Measures

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. Dutch law does not contain anti-takeover measures that are applicable by operation of law.

Our Articles of Association contain a dual-class share structure that gives greater voting power to the Class B common shares owned by our controlling shareholders that, although do not make us immune from takeovers, may delay or prevent a change of control, discourage bids at a premium over the market price of the Class A common shares and adversely affect the trading price of the Class A common shares and the voting and other rights of the holders of the Class A common shares.

For more information, see “Description of Share Capital — Anti-Takeover Provisions in our Articles of Association.”

Under the DGCL, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, is generally required to be approved by the holders of a majority of the shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise.

Under the DGCL, unless required by its certificate of incorporation, mergers in which 20% or less of a corporation’s shares are issued generally do not require shareholder approval. In addition, unless required by its certificate of incorporation, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares.

Variation of Rights Attaching to a Class or Series of Shares

Dutch law provides for different classes of shares with different voting rights or preferred entitlement to profits. However, a class of shares without voting or profit rights is not possible with regard to public limited liability companies such as PicPay Netherlands.

Under the DGCL, Delaware corporations may provide for different rights for its different classes of shares and may provide such information in the corporation’s certificate of incorporation and/or bylaws.

Amendments of Articles of Association	The general meeting may, by a simple majority, resolve to amend the Articles of Association.

Under the DGCL, after a corporation has received payment for any of its shares, a corporation’s certificate of incorporation may be amended with approval of the board of directors and a majority of the outstanding shares entitled to vote.

	PicPay Netherlands	Delaware Entity
Rights Upon Liquidation	The general meeting may resolve to dissolve PicPay Netherlands.

Under the DGCL, if a dissolution is initially approved by the board of directors, after the adoption of a resolution to that effect by a majority of the whole board at any meeting called for that purpose, it may be approved by the holders of a majority of the outstanding shares entitled to vote thereon.

Under the DGCL, if the board has not approved a proposal to dissolve, a dissolution must be approved by the written consent of shareholders holding 100% of the total voting power of the corporation.

Enforcement of Civil Liabilities Against Foreign Persons

Judgments in civil and commercial matters obtained from U.S. federal or state courts may be enforced in the Netherlands. However, no assurance can be given that such judgments will be enforceable.

For more information, see “Enforceability of Civil Liabilities — The Netherlands.”

A judgment for the payment of money rendered by a court in the United States based on civil liability generally would be enforceable elsewhere in the United States.

Class A Common Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A common shares. Future sales of substantial amounts of Class A common shares, including Class A shares into which Class B common shares have been converted, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our Class A common shares or impair our ability to raise equity capital.

Upon the completion of this offering, we will have an aggregate of            common shares outstanding. Of these shares, the            Class A common shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act, who may sell only the volume of shares described below under “— Rule 144.”

The remaining            common shares, representing            % of our outstanding shares, will be held by J&F International, Banco Original, Stichting JAB, Stichting ACC Family, Stichting AGR and Stichting ECS. These shares will be “restricted securities” as that phrase is defined in Rule 144 under the Securities Act. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the Securities Act or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions. As a result of the lock-up agreements described below, and of the provisions of Rules 144 under the Securities Act, the restricted securities will be available for sale in the public market.

Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up Agreements

We, our executive officers and directors, and all of our existing shareholders intend to enter into lock-up agreements that restrict us and them, subject to specified exceptions, from selling or otherwise transferring any of our Class A common shares or securities convertible into, exchangeable for, exercisable for, or repayable with our Class A common shares, including our Class B common shares, for 180 days after the date of this prospectus without first obtaining the written consent of            . For more information about these lock-up agreements and the exceptions thereto, see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common shares or the average weekly trading volume of our Class A common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Taxation

The following summary contains a description of certain Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Dutch and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Netherlands and regulations thereunder and of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Netherlands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Material Dutch Tax Consequences

This summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposition of Class A common shares and does not purport to describe every aspect of taxation that may be relevant to a particular holder. Tax matters are complex, and the tax consequences of the offer of Class A common shares to a particular holder will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his own tax advisor for a full understanding of the tax consequences of the offering to him, including the applicability and effect of Dutch tax laws.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes that PicPay Netherlands is organized, and that its businesses will be conducted, in the manner outlined in this prospectus. A change to such organizational structure or to the manner in which PicPay Netherlands conducts its business may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this prospectus. The tax law upon which this summary is based, is subject to changes, possibly with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

The summary in this Material Dutch Tax Consequences paragraph does not address the Dutch tax consequences for a holder of Class A common shares who:

(i)     is a person who may be deemed an owner of Class A common shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

(ii)    is, although in principle subject to Dutch corporation tax, in whole or in part, specifically exempt from that tax in connection with income from Class A common shares;

(iii)   is an investment institution as defined in the Dutch Corporation Tax Act 1969;

(iv)   is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

(v)    owns Class A common shares in connection with a membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

(vi)   has a substantial interest or a deemed substantial interest in PicPay Netherlands for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person — either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes — owns or is deemed to own, directly or indirectly, 5% or more of the shares or of any class of shares of PicPay Netherlands, or rights to acquire, directly or indirectly, such an interest in the shares of PicPay Netherlands or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of PicPay Netherlands, or (b) such person’s shares, rights to acquire shares or profit participating certificates in PicPay Netherlands are held by him following the application of a non-recognition provision; or

(vii)  is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

Taxes on income and capital gains

Resident holders of Class A common shares

A holder of Class A common shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates up to 49.5%.

Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates up to 49.5%.

An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

Other individuals

If a holder of Class A common shares is an individual whose situation has not been discussed before in this section “Material Dutch tax consequences — Taxes on income and capital gains — Resident holders of Class A common shares,” the value of his Class A common shares forms part of the yield basis for that calendar year for purposes of tax on benefits from savings and investments. A deemed benefit, which is calculated on the basis of a holder’s actual bank savings plus his actual other investments (including the value of his Shares), minus his actual liabilities whilst taking into account a deemed benefit for each of these categories, is taxed at the rate of 36%. For the year 2024, the estimated deemed benefit rate for actual bank savings is 1.03%, the deemed benefit rate for actual other investments, which category includes the Class A common shares, is 6.04% and the estimated deemed benefit rate for actual liabilities is 2.47%. The estimated deemed return percentages will be confirmed later. Actual benefits derived from the acquisition, ownership and disposition of Class A common shares are not subject to Dutch income tax.

Corporate entities

Any benefits derived or deemed to be derived from or in connection with Class A common shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax at up to a maximum rate of 25.8%.

General

A holder of Class A common shares will not be or be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the acquisition, ownership and disposition of the Class A common shares or the execution and/or enforcement of the documents relating to the issue of Class A common shares or the performance by PicPay Netherlands of its obligations under such documents or under the Class A common shares.

Non-resident holders of Class A common shares

Individuals

If a holder of Class A common shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if:

(i)     he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Class A common shares are attributable to such permanent establishment or permanent representative;

(ii)    he derives benefits or is deemed to derive benefits from or in connection with Class A common shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)   he derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Class A common shares are attributable.

Such profits and benefits as specified under (i) and (ii) are subject to Dutch income tax at progressive rates up to 49.5%. Such profits as specified under (iii) that are not already included under (i) or (ii) are subject to Dutch income tax on the basis of a deemed benefit from savings and investments (as described under “Resident holders of Class A common shares — Other individuals”).

Corporate entities

If a holder of Class A common shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Class A common shares, except if:

(i)     it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Class A common shares are attributable; or

(ii)    it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Class A common shares are attributable.

Such profits and benefits are subject to Dutch corporate income tax at up to a maximum rate of 25.8%.

General

If a holder of Class A common shares is neither resident nor deemed to be resident in the Netherlands, such holder will for Dutch tax purposes not carry on or be deemed to carry on an enterprise, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands by reason only of holding Class A common shares or the performance by PicPay Netherlands of its obligations under the Class A common shares.

Withholding taxes

Dividend withholding tax

PicPay Netherlands is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by PicPay Netherlands, subject to possible relief under Dutch domestic law, the Treaty on the Functioning of the European Union or an applicable Dutch income tax treaty depending on a particular holder of Class A common shares’ individual circumstances.

The concept “dividends distributed by PicPay Netherlands” as used in this Material Dutch Tax Considerations paragraph includes, but is not limited to, the following:

•        distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;

•        liquidation proceeds and proceeds of repurchase or redemption of Class A common shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;

•        the nominal value of Class A common shares issued by PicPay Netherlands to a holder of Class A common shares or an increase of the nominal value of Class A common shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

•        partial repayment of capital, recognised as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless (a) the general meeting has resolved in advance to make such repayment and (b) the nominal value of the Class A common shares concerned has been reduced by an equal amount by way of an amendment to PicPay Netherlands’ articles of association.

Additional withholding tax

An additional Dutch withholding tax at a rate of 25.8% may apply with respect to dividends distributed or deemed to be distributed by PicPay Netherlands if the dividends are distributed or deemed to be distributed to a related party, which (i) is resident in a low-tax or non-cooperative jurisdiction as specifically listed in an annually updated Dutch regulation, (ii) has a permanent establishment in any such jurisdiction to which the dividend is attributable, (iii) is neither resident in the Netherlands nor in a low-tax or non-cooperative jurisdiction, and is entitled to the dividend with the main purpose or one of the main purposes to avoid withholding tax of another person, (iv) is a hybrid entity, or (v) is not resident in any jurisdiction, within the meaning of the Dutch Withholding Tax Act 2021. The additional Dutch withholding tax rate is equal to the highest Dutch corporate income tax rate at the time of the dividend payment, which is 25.8%. The additional Dutch withholding tax on dividends may be reduced by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution.

Gift and inheritance taxes

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Class A common shares by way of gift by, or upon the death of, a holder of Class A common shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Class A common shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Class A common shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the acquisition, ownership and disposition of Class A common shares and the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Class A common shares, the performance by PicPay Netherlands of its obligations under such documents, or the transfer of Class A common shares.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of certain U.S. federal income tax consequences to U.S. Holders (defined below) of acquiring, owning and disposing of our Class A common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares. This discussion applies only to a U.S. Holder that acquires our Class A common shares in this offering and that owns Class A common shares as capital assets for U.S. federal income tax purposes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof. Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may apply to U.S. Holders under the Convention Between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any state, local or non-U.S. tax law, alternative minimum tax consequences, Medicare contribution tax consequences, and any estate or gift tax laws, and it does not describe differing tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain banks or financial institutions;

•        regulated investment companies and real estate investment trusts;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

•        insurance companies;

•        persons holding Class A common shares as part of a hedge, straddle, constructive sale or conversion, integrated or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        persons required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement;

•        entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•        tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•        “controlled foreign corporations”;

•        certain U.S. expatriates;

•        persons that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or value of all of our outstanding stock; or

•        persons owning Class A common shares in connection with a trade or business conducted outside the United States.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A common shares in their particular circumstances.

A “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of Class A common shares and is:

•        an individual citizen or resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Class A common shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our Class A common shares.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, OR DISPOSITION OF OUR CLASS A COMMON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF OTHER FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS, INCLUDING THE TREATY, AND POSSIBLE CHANGES IN TAX LAW.

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on our Class A common shares will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing the U.S. Holder’s adjusted tax basis in our Class A common shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder held our Class A common shares for more than one year as of the time such distribution is actually or constructively received. Because we do not prepare calculations of our earnings and profits using U.S. federal income tax principles, it is expected that distributions generally will be taxable to U.S. Holders as dividends, and taxable at ordinary income tax rates (unless eligible for reduced rates as described below).

As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction available to U.S. corporations under the Code with respect to dividends received from other U.S. corporations. With respect to certain non-corporate U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (i) we are eligible for the benefits of the Treaty or our Class A common shares are readily tradable on Nasdaq, (ii) we are not a PFIC (as discussed below under “Passive Foreign Investment Company Rules”) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period and other requirements are met. For so long as we are treated as PFIC with respect to a U.S. Holder (or were treated as a PFIC with respect to the U.S. Holder in the preceding taxable year), dividends paid to certain non-corporate U.S. Holders will not be eligible for taxation as “qualified dividend income.” A dividend will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s actual or constructive receipt of the dividend.

A U.S. Holder may be entitled to a credit against its U.S. federal income tax liability, or to a deduction, if elected, in computing its U.S. federal taxable income, for non-refundable Dutch income taxes withheld from dividends at a rate not exceeding the rate provided in the Treaty (if applicable). For purposes of the foreign tax credit limitation, dividends paid by us generally will constitute income in the “passive category income” basket. However, there are significant complex limitations on a U.S. Holder’s ability to claim such a credit or deduction. U.S. Holders should consult their tax advisors concerning their availability in their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Class A Common Shares

Subject to the PFIC rules described below, gain or loss realized by a U.S. Holder on a sale, exchange or other taxable disposition of our Class A common shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder has held the Class A common shares for more than one year. The amount of such gain or loss will generally be equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Class A common shares disposed of, in each case as determined in U.S. dollars. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. For this purpose, passive income generally includes, among other things, interest, rents, dividends, royalties and certain gains, subject to various exceptions.

Based on the Company’s gross income, gross assets, and the nature of the Company’s business, it is possible that the Company was a PFIC for the taxable year ending December 31, 2023, and taking into account certain estimates of the aforementioned items, together with the expected use of the proceeds from the offering and the Company’s anticipated Market Capitalization for the taxable year ending December 31, 2024, it is possible that the Company may be classified as a PFIC for the taxable year ending December 31, 2024 and may be so classified in one or more future taxable years. Further, because a determination of whether a company is a PFIC must be made annually after the end of each taxable year, and because our PFIC status for each taxable year will depend on facts, including the composition of our income and assets, and the value of our assets from time to time (and the value of our assets, including goodwill, may be determined in part by reference to the market value of the Class A common shares, which will change over time), it is possible that we may be a PFIC in any given taxable year. We will not provide an annual determination of our PFIC status for any taxable year. If the Company is or becomes a PFIC, a U.S. Holder who owns our Class A common shares will generally be subject to adverse tax treatment, as discussed in more detail below. Accordingly, you are urged to consult your tax advisors regarding the risks associated with investing in a company that may be a PFIC.

Under attribution rules, if we were a PFIC for any taxable year and any subsidiary or other entity in which we held a direct or indirect equity interest is also a PFIC (a “Lower-tier PFIC”), U.S. Holders would be deemed to own their proportionate share of any such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holders held such interests directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. Generally, a mark-to-market election (as described below) cannot be made for equity interests in a Lower-tier PFIC. Therefore, if we are a PFIC for any taxable year during which you hold our Class A common shares, you generally will continue to be subject to the rules described in the following paragraph with respect to your indirect interest in any Lower-tier PFIC, even if you were to make a valid mark-to-market election with respect to our Class A common shares. You are urged to consult your tax advisors about the application of the PFIC rules to our subsidiaries.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns our Class A common shares, gain recognized by the U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A common shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to each allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the Class A common shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner. If we are a PFIC for any year during which a U.S. Holder owns Class A common shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder owns the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we are or become a PFIC, certain elections would result in alternative treatments, such as a mark-to-market election (discussed below) of the Class A common shares, or such as a ‘‘qualified electing fund’’ (“QEF”) election to include in income the U.S. Holder’s share of the corporation’s income on a current basis. A U.S. taxpayer may generally make a QEF election with respect to shares of a foreign corporation only if such taxpayer is furnished annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make QEF elections. Therefore, U.S. Holders should assume that they will not receive such information from us and would therefore be unable to make a QEF election with respect to any of our Class A common shares.

Alternatively, if we are a PFIC for any taxable year and if the Class A common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election with respect to the Class A common shares (but not with respect to any Lower-tier PFICs, if any) that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Class A common shares is traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which we intend to apply to list our Class A common shares, is a qualified exchange for this purpose.

Generally, under the mark-to-market election the U.S. Holder will recognize at the end of each taxable year (i) ordinary income in respect of any excess of the fair market value of the Class A common shares over their adjusted tax basis or (ii) ordinary loss in respect of any excess of the adjusted tax basis of the Class A common shares over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Class A common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A common shares in a year when we were a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. As to any elections with respect to our Class A common shares, including mark-to-market elections or QEF elections, U.S. Holders should consult their own tax advisors to determine whether any of these elections would be available or advisable if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. Holder owns our Class A common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply.

U.S. Holders should consult their tax advisors regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale, exchange or other taxable disposition (including redemption) of our Class A common shares that are made within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder generally are subject to information reporting, unless the U.S. Holder is a corporation or other exempt recipient, and if required, demonstrates that fact. In addition, such payments may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals or certain specified entities that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to report information relating to the Class A common shares by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets (which requires U.S. Holders to report “foreign financial assets,” which generally include financial accounts held at a non-U.S. financial institution, interests in non-U.S. entities, as well as stock and other securities issued by a non-U.S. person), to their tax return for each year in which they hold our Class A common shares, subject to certain exceptions (including an exception for our Class A common shares held in accounts maintained by U.S. financial institutions). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their acquisition, ownership and disposition of the Class A common shares.

Underwriting

We and the underwriters named below have entered into an underwriting agreement dated            , 2024 with respect to the Class A common shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc. is acting as global coordinator in this offering and is the representative of the underwriters.

Underwriter	Number of Class A Common Shares
Citigroup Global Markets Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Class A common shares sold under the underwriting agreement, if any of these Class A common shares are purchased, other than the shares covered by the option described below unless and until this option is exercised. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have granted the underwriters an option to buy up to an additional            Class A common shares to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total public offering price, underwriting discounts and commissions to be paid to the underwriters by us, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            Class A common shares from us.

Total
	Per Share	No Exercise	Full Exercise
(US$)
Initial public offering price
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$            . We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA in an amount not to exceed US$            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to US$            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the Class A common shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common shares or securities convertible into or exchangeable for our common shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of            .

Specifically, we have agreed, with certain specified exceptions, not to directly or indirectly to: (1) issue, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to our common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities; or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or any such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise (other than the shares to be sold in this offering or pursuant to employee share option plans existing on, or upon the exchange of convertible or exchangeable securities outstanding as, the date of this prospectus), or to publicly disclose the intention to undertake any of the transactions described in clause (1) or (2) above

With respect to us, these lock-up restrictions will not apply to:

(i)     the issuance of common shares to be sold pursuant to this offering;

(ii)    the grant by us of any options, warrants or shares, provided that, if such options or warrants are exercised, the recipients of the shares shall be bound by a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters, or the issuance of common shares upon the exercise of an option or warrant or under the long-term incentive plan described in this prospectus, provided that the recipients of such common shares who are our directors or executive officers enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iii)   the issuance of common shares upon the conversion of a security described in this prospectus outstanding as of the date of this prospectus, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(iv)   the issuance of common shares in connection with a merger, acquisition, joint venture or strategic participation entered into by us, provided that the recipients of such common shares enter into a written letter agreement agreeing to remain subject to the lock-up restrictions set forth in such agreement with the underwriters;

(v)    the filing by us of any registration statement on Form S-8 or a successor form thereto relating to our long term incentive plans described in this prospectus; or

(vi)   the issuance of common shares in connection with the establishment of a trading plan pursuant to Rule 10b5-1 of the Exchange Act, provided that such a plan does not provide for the transfer of common shares during the lock-up period and no public announcement under the Exchange Act whether required or voluntary will be made regarding the establishment of such plan.

We also agreed not to file with the SEC a registration statement under the Securities Act relating to, any securities that are substantially similar to the common shares, including but not limited to any options or warrants to purchase common shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common shares or any such other securities.

Specifically, our executive officers and directors, and all of our existing shareholders have agreed, with certain specified exceptions, not to directly or indirectly to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any common shares, or any options or warrants to purchase any common shares, or any securities convertible into, exchangeable for or that represent the right to receive our common shares (such options, warrants or other securities, collectively, Derivative Instruments), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired by the signatory; (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the signatory or someone other than the signatory), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any common shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common shares or other securities, in cash or otherwise; or (3) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (1) above or transaction or arrangement described in clause (2) above.

With respect to our executive officers and directors and our existing shareholders, these lock-up restrictions will not apply to:

(i)     transfers as bona fide gifts, provided that (a) such donee or donees agree to be bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(ii)    transfers to any trust for the direct or indirect benefit of the signatories of the lock-up agreement or their immediate family, which shall mean any relationship by blood, marriage or adoption, not more remote than first cousin, provided that (a) the trustee of such a trust agrees to be bound in writing by the terms of the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iii)   transfers that occur by reason of a will or under the laws of descent, or pursuant to statutes governing the effects of a qualified domestic order or divorce settlement, provided that (a) the transferee or transferees agree to bound in writing by the terms of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers;

(iv)   transactions relating to our common shares or other securities acquired in open market transactions after the completion of this offering;

(v)    transfers following the consummation of our initial public offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our issued share capital involving a “change of control” (meaning a change in our ownership of not less than 50.1%) that has been approved by the our board of directors, provided that (a) should such a transaction not be completed, the lock-up restrictions will continue to apply to the signatories of the lock-up agreement, and (b) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vi)   pursuant to the underwriting agreement and any reclassification, conversion or exchange in connection with such sale of shares to be sold thereby, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(vii)  as a result of the operation of law, or pursuant to an order of a court or regulatory agency, provided that the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(viii) transfers whereby a signatory of the lock-up agreement that is an entity transfers its common shares to a subsidiary or an “affiliate” (as defined by Rule 405 of the Securities Act) or distributes its common shares to direct or indirect partners, members, shareholders or holders of similar equity interest in the signatory to the lock-up agreement, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(ix)   transfers whereby a signatory of the lock-up agreement that is an individual transfers its common shares to any immediate family member or any entity controlled by the signatory, provided that (a) the transferee or transferees agree to remain subject to the restrictions set forth in the lock-up agreement, (b) any such transfer shall not involve a disposition for value, and (c) the signatory is not required to and does not voluntarily effect any public filing or report regarding such transfers other than filings under Section 13 of the Exchange Act;

(x)    the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that (a) such a plan does not provide for the transfer of common shares during the lock-up period, and (b) to the extent a public announcement or filing under the Exchange Act is required of or voluntarily made during the lock-up period by or on behalf of the signatory or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the lock-up period;

(xi)   any third-party pledge or other encumbrance in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the signatory and its affiliates, provided that (a) any such pledgee or other party shall, upon foreclosure on the pledged common shares during the term of the lock-up, execute and deliver an agreement stating that the transferee is receiving and holding such common shares subject to the provisions of the lock-up agreement, and (b) none of us, the signatory, nor such pledgee or other party shall effect any public filing or report regarding such pledge, foreclosure or otherwise relating to the pledge; or

(xii)  if the signatory of the lock-up agreement is our director or officer, the exercise of any rights to purchase, exchange or convert any stock options granted to the undersigned pursuant to the our equity incentive plans referred to in this prospectus, or any options, warrants or other securities convertible into or exercisable or exchangeable for our common shares, which options, warrants or other securities are described in this prospectus, provided that (a) no filings shall be required or made during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, (b) the underlying common shares continue to be subject to the restrictions set forth in the lock-up agreement, and (c) neither us nor the signatory otherwise voluntarily effects any other public filings, announcements or reports regarding such exercise during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their consumers or affiliates, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We intend to apply to list our Class A common shares on Nasdaq under the symbol “PICS.”

In connection with this offering, the underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional Class A common shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional Class A common shares or purchasing Class A common shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional Class A common shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional Class A common shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing Class A common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A common shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer of the Class A common shares to the public may not be made in that Member State, except that an offer of Class A common shares may be made to the public in that Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•        to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression “an offer of the public” in relation to any Class A common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

An offer to the public of the Class A common shares may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of the Class A common shares may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons in the United Kingdom (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of Class A common shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Class A common shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common shares to be offered so as to enable an investor to decide to purchase or subscribe for the Class A common shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to and is only directed at: (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant persons”). The Class A common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Class A common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Argentina

The Class A common shares are not authorized for public offering in Argentina by the Comisión Nacional de Valores pursuant to Argentine Public Offering Law No. 17,811, as amended, and they shall not be sold publicly. Therefore, any transaction carried out in Argentina must be made privately.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged or will be lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Class A common shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common shares must observe such Australian on-sale restrictions.

The Company is not licensed in Australia to provide financial product advice in relation to the Class A common shares. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Any advice contained in this document is general advice only. Before making an investment decision on the basis of this document, investors should consider the appropriateness of the information in this document, having regard to their own objectives, financial situation and needs, and, if necessary, seek expert advice on those matters. No cooling off period applies to an acquisition of the Class A common shares.

Brazil

Notice to Prospective Investors in Brazil

The offer and sale of our Class A common shares has not been, and will not be, registered (or exempted from registration) with the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under (i) Brazilian Federal Law No. 6,385, of December 7, 1976, as amended and (ii) CVM Resolution No. 160, of July 13, 2022, as amended. Any representation to the contrary is untruthful and unlawful. As a consequence, our Class A common shares cannot be offered and sold in Brazil or to any investor resident or domiciled in Brazil. Documents relating to the offering of our Class A common shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of shares to the public in Brazil.

Canada

The Class A common shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the Class A common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A common shares, whether by way of sale or subscription, in the Cayman Islands. The Class A common shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The offer of the Class A common shares is subject to CMF Rule 336. The Class A common shares being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class A common shares are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class A common shares in Chile. Accordingly, the Class A common shares cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class A common shares may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class A common shares may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008, and in Rule No. 410, dated July 27, 2016, both issued by the CMF).

LA OFERTA DE LAS ACCIONES COMUNES CLASE A SE ACOGE A LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. LAS ACCIONES COMUNES CLASE A QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES COMUNES CLASE A NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN

CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL N°336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL N°336, LAS ACCIONES COMUNES CLASE A PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL N°216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL N°410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).

China

The Class A common shares may not be offered or sold directly or indirectly to the public in the People’s Republic of China (China) and neither this prospectus, which has not been submitted to the Chinese Securities and Regulatory Commission, nor any offering material or information contained herein relating to the Class A common shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Class A common shares to the public in China. The Class A common shares may only be offered or sold to China-related organizations which are authorized to engage in foreign exchange business and offshore investment from outside of China. Such China-related investors may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations. For the purpose of this paragraph, China does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Colombia

The Class A common shares have not been and will not be registered on the Colombian National Registry of Securities and Issuers or in the Colombian Stock Exchange. Therefore, the Class A common shares may not be publicly offered in Colombia. This material is for your sole and exclusive use as a determined entity, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant hereto and represent that you are the sole liable party for full compliance with any such laws and regulations.

Hong Kong

The Class A common shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class A common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the “Securities Law,” and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the Class A common shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law; and (2) investors listed in the first addendum, or the “Addendum,” to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of its meaning and agree to it.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Kuwait

The Class A common shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Class A common shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Class A common shares.

Mexico

The Class A common shares have not been registered in Mexico with the Securities Section (Sección de Valores) of the National Securities Registry (Registro Nacional de Valores) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the Class A common shares in Mexico absent an available exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores).

Peru

The Class A common shares and this prospectus have not been registered in Peru under the Decreto Supremo Nº 093-2002-EF: Texto Único Ordenado de la Ley del Mercado de Valores (the “Peruvian Securities Law”) or before the Superintendencia del Mercado de Valores and cannot be offered or sold in Peru except in a private offering under the meaning of the Peruvian Securities Laws. The Peruvian Securities Law provides that an offering directed exclusively to “institutional investors” (as defined in the Institutional Investors Market Regulations) qualifies as a private offering. The Class A common shares acquired by institutional investors in Peru cannot be transferred to a third party, unless such transfer is made to another institutional investor or the Class A common shares have been previously registered with the Registro Público del Mercado de Valores.

Qatar

The Class A common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

Any investor in the Kingdom of Saudi Arabia or who is a Saudi person (a Saudi Investor) who acquires the Class A common shares pursuant to this offering should note that the offer of the Class A common shares is an exempt offer under sub-paragraph (3) of paragraph (a) of Article 16 of the “Offer of Securities Regulations” as issued by the Board of the Capital Market Authority resolution number 2-11-2004 dated October 4, 2004, and amended by the resolution of the Board of Capital Market Authority resolution number 1-33-2004 dated December 21, 2004 (the KSA Regulations). The Class A common shares may be offered to no more than 60 Saudi Investors and the minimum amount payable per Saudi Investor must not be less than Saudi Riyal (SR) 1 million or an equivalent amount. The offer of Class A common shares is therefore exempt from the public offer provisions of the KSA Regulations, but is subject to the following restrictions on secondary market activity: (a) A Saudi Investor (the transferor) who has acquired Class A common shares pursuant to this exempt offer may not offer or sell Class A common shares to any person (referred to as a transferee) unless the price to be paid by the transferee for such Class A common shares equals or exceeds SR1 million; (b) if the provisions of paragraph (a) cannot be fulfilled because the price of the Class A common shares being offered or sold to the transferee has declined since the date of the original exempt offer, the transferor may offer or sell the Class A common shares to the transferee if their purchase price during the period of the original exempt offer was equal to or exceeded SR1 million; and (c) if the provisions of paragraphs (a) and (b) cannot be fulfilled, the transferor may offer or sell the Class A common shares if he/she sells his entire holding of the Class A common shares to one transferee.

United Arab Emirates

The Class A common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Furthermore, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Brazilian Central Bank of the United Arab Emirates, the Securities and Commodities Authority of the United Arab Emirates or the Dubai Financial Services Authority.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any Class A common shares or caused such Class A common shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such Class A common shares or cause such Class A common shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Class A common shares, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the SFA; (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A common shares pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the Class A common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Korea

The Class A common shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act, or the “FSCMA.” The Class A common shares may not be offered, sold or delivered, or offered or sold for re-offering or resale, directly or indirectly, in Korea or to any Korean resident (as such term is defined in the Foreign Exchange Transaction Law of Korea, or “FETL”) other than the Accredited Investors (as such term is defined in Article 11 of the Presidential Decree of the FSCMA), for a period of one year from the date of issuance of the Class A common shares except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the FETL and the decrees and regulations thereunder. The Class A common shares may not be resold to Korean residents unless the purchaser of the Class A common shares complies with all applicable regulatory requirements (including but not limited to government reporting requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A common shares.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our Class A common shares. The Class A common shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or “FinSA,” and no application has or will be made to admit the Class A common shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class A common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Expenses of the Offering

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous costs
Total	US$

All amounts in the table are estimates except the SEC registration fee, the Nasdaq listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by White & Case LLP, and for the underwriters by Davis Polk & Wardwell LLP. The validity of the Class A common shares offered in this offering and other legal matters as to Dutch law will be passed upon for us by Loyens & Loeff N.V. and for the underwriters by Linklaters LLP. Certain other matters of Brazilian law will be passed upon for us by Pinheiro Neto Advogados and for the underwriters by Lefosse Advogados.

Experts

The consolidated financial statements of PicS Ltd. as of December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023 have been included herein in reliance upon the report of KPMG Auditores Independentes Ltda., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of Civil Liabilities

The Netherlands

PicPay Netherlands was incorporated on December 27, 2023 as a private limited liability company under Dutch law, with its corporate seat in Amsterdam, the Netherlands, with the name “Picpay Holdings Netherlands B.V.” Prior to the closing of the offering, Picpay Holdings Netherlands B.V. will be converted into a public limited liability company under Dutch law with the name “Picpay Holdings Netherlands N.V.”

The majority of PicPay Netherlands’ directors, executive officers and experts named herein are not residents of the United States. In addition, a substantial portion of our assets and substantially all of the assets of our directors and executive officers are located outside the United States. Certain disputes between, among others, our (former) directors and us must be exclusively submitted to Dutch courts. As a result, it may not be possible for investors in the Class A common shares to effect service of process within the United States upon such persons or upon us or to enforce in U.S. courts or outside the United States judgments obtained against such persons or against us. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the civil liability provisions of U.S. securities laws and there is doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, based on Dutch Supreme Court case law, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if that judgment: (1) resulted from legal proceedings compatible with Dutch notions of due process; (2) does not contravene public policy of the Netherlands; (3) was a decision of a court that has accepted its judgment on internationally accepted principles of private international law; and (4) is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action, provided that the prior judgment qualifies for recognition in the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent they are necessary to compensate actual loss or damages.

Under Dutch law, in the event that a third party is liable to PicPay Netherlands, only PicPay Netherlands itself can bring civil action against that party. Shareholders of PicPay Netherlands do not have the right to bring an action on behalf of PicPay Netherlands. Only in the event that the cause for the liability of a third party to PicPay Netherlands also constitutes a tortious act (onrechtmatige daad) directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association (vereniging) whose objective is to protect the rights of a group of persons having similar interests can act as a class representative and has standing to commence proceedings if certain criteria are met. All members of the class who are residents of the Netherlands and who did not opt out will in principle be bound to the outcome of the case. Unless otherwise ordered by a competent court, residents of other countries must in principle actively opt in in order to be able to benefit from the class action. If a settlement is reached, a Dutch court may declare the settlement agreement binding upon the relevant class, subject to an opt-out choice. An individual injured party may also itself institute a civil claim for damages. Even though Dutch law does not provide for derivative suits, directors and officers can still be subject to liability under U.S. securities laws.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a court of competent jurisdiction in the Netherlands. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

Brazil

Substantially all of our assets are located outside the United States, in Brazil. In addition, the majority of the members of our board of directors and our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., with offices at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Pinheiro Neto Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or “STJ.” That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law n.13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•        complies with all formalities necessary for its enforcement;

•        is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•        is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Brazilian Federal Law No. 13,105/2015, as amended);

•        is final and, therefore, not subject to appeal (res judicata) in the United States;

•        creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•        is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the “Hague Convention.” If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•        is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•        is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits), or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice; (2) counterclaims; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A common shares, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A common shares would be expressed in reais. See “Risk Factors — Risks Relating to Our Class A Common Shares and this Offering — Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares will be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

PicPay Holdings Netherlands B.V. Unaudited condensed consolidated statements of financial position As of March 31, 2024 and December 31, 2023 (Thousands of Brazilian Reais)
	Note	March 31, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	5	5,105,338	7,379,049
Financial assets		10,543,824	6,867,599
Financial assets measured at fair value through other comprehensive income	6	2,077,487	2,574,863
Financial Investments		2,077,487	2,574,863
Financial assets at fair value through profit or loss	6	1,334,997	176,717
Financial Investments		1,334,997	176,717
Financial assets measured at amortized cost		7,131,340	4,116,019
Trade receivables	7.1	3,003,147	3,429,602
Consumer Loans	7.2	3,590,605	560,459
Other receivables	7.4	537,588	125,958
Prepaid expenses		83,695	72,189
Other assets		5,716	7,573
Tax assets	8	764,834	608,498
Current income tax assets		615,304	515,169
Deferred tax assets		149,530	93,329
Legal deposits		462	457
Property, plant and equipment		36,102	30,117
Right of use assets – leases		47,204	48,653
Intangible assets	9	839,154	768,747
TOTAL ASSETS		17,426,329	15,782,882

LIABILITIES
Financial liabilities measured at amortized cost		15,579,445	13,960,888
Third-party funds	10	13,551,691	13,312,290
Trade payables	11	2,027,754	648,598
Labor obligations	12	362,611	437,665
Taxes payable	13	206,703	111,141
Lease liability		57,374	58,652
Provision for legal and administrative claims	14	10,808	11,063
Total Liabilities		16,216,941	14,579,409

Equity		1,209,388	1,203,473
Share capital	15	—	1,687
Share premium reserve	15	1,301,007	—
Additional paid-in capital	15	—	1,749,566
Capital reserve	15c	—	529,027
Fair value reserve		547	(113)
Other reserve		—	194,910
(-) Accumulated losses		11,866	(1,167,125)
Non-Controlling interests		(104,031)	(104,479)
TOTAL EQUITY AND LIABILITIES		17,426,329	15,782,882

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

PicPay Holdings Netherlands B.V.
Unaudited condensed consolidated statements of profit or loss
For the Three-month period ended March 31, 2024 and 2023
(Thousands of Brazilian Reais, except loss per share)

		Three-month period ended March 31
	Note	2024	2023
Net revenue from transaction activities and other services	17a	300,709	216,678
Financial income	17b	835,816	561,372
Total revenue and financial income		1,136,525	778,050

Cost of sales and services	18	(305,829)	(142,552)
Selling expenses	18	(107,222)	(84,242)
Administrative expenses	18	(241,738)	(254,194)
Credit loss allowance expenses	18	(98,594)	—
Financial expenses	18	(322,505)	(277,646)
Other expenses	18	(10,462)	(18,089)
Other income		799	3,534
Profit before income taxes		50,974	4,861
Current income tax and social contribution	13.2	(101,738)	(2,993)
Deferred income tax and social contribution	13.2	55,966	(1,499)
Profit for the period		5,202	369
Profit attributable to the Company’s shareholders		4,808	341
Profit attributable to non-controlling interests		394	28
Earnings per share – basic and diluted (R$)	15d	48,080	3,410

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

PicPay Holdings Netherlands B.V. Unaudited condensed consolidated statements of comprehensive income For the Three-month period ended March 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Three-month period ended March 31
	2024	2023
Profit for the period	5,202	369
Other comprehensive income (OCI)
– Items that can be subsequently reclassified to profit or loss
Net change in fair value of financial assets at fair value through other comprehensive income	712	(38)
Reclassification of fair value adjustments to profit or loss	2	—
Total comprehensive income	5,916	331
Comprehensive income attributable to the Company’s shareholders	5,468	280
Comprehensive income attributable to non-controlling interests	448	51

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

PicPay Holdings Netherlands B.V. Unaudited condensed consolidated statements of changes in equity For the Three-month period ended March 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings/ (accumulated losses)	Non Controlling interest	Total
Balances as of December 31, 2023 – PicS		1,687	—	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473
Other comprehensive income for the period		—	—	—	—	533	—	—	44	577
Loss for the period		—	—	—	—	—	—	(7,059)	(579)	(7,638)
Balances as of March 13, 2024 – PicS		1,687	—	1,749,566	529,027	420	194,910	(1,174,184)	(105,014)	1,196,413
Restructuring of March 14, 2024	15c	(1,687)	1,301,007	(1,749,566)	(529,027)	—	(194,910)	(1,174,184)	—	—
Balances as of March 14, 2024 – PicPay Netherlands		—	1,301,007	—	—	420	—	—	(105,014)	1,196,413
Other comprehensive income for the period		—	—	—	—	127	—	—	10	137
Profit for the period		—	—	—	—	—	—	11,866	973	12,839
Balances as of March 31, 2024 – PicPay Netherlands		—	1,301,007	—	—	547	—	11,866	(104,031)	1,209,388
Balances as of December 31, 2022 – PicS		1,687	—	1,749,566	525,289	(265)	194,910	(1,201,648)	(107,311)	1,162,228
Other comprehensive income for the period		—	—	—	—	(38)	—	—	—	(38)
Capital reserve	15c	—	—	—	1,687	—	—	—	—	1,687
Profit for the period		—	—	—	—	—	—	341	28	369
Balances as of March 31, 2023 – PicS		1,687	—	1,749,566	526,976	(303)	194,910	(1,201,307)	(107,283)	1,164,246

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

PicPay Holdings Netherlands B.V. Unaudited condensed consolidated statements of cash flows For the Three-month period ended March 31, 2024 and 2023 (Thousands of Brazilian Reais)
	Note	2024	2023
Profit for the period		5,202	369
Adjustments for
Income tax expenses		45,772	4,492
Labor provisions		24,155	18,154
Depreciation/amortization		61,293	21,861
Provision for legal and administrative claims	14	2,826	2,733
Chargeback (release)/provision		(3,590)	(1,148)
Credit loss allowance		98,594	—
Write-off on intangible assets		—	3,032
Interest accrued on consumer loans		(100,342)	—
Interest accrued on financial assets		(81,913)	(77,222)

Variations in operating assets and liabilities
– financial assets		(578,277)	(47,804)
– trade receivables and other receivables		18,415	36,449
– consumer loans		(1,213,398)	—
– prepaid expenses		(11,506)	(1,632)
– other assets		(153,191)	(171,525)
– third-party funds		534,329	(148,487)
– labor obligations and taxes payable		48,953	(34,978)
– trade payables and other obligations		1,379,396	(256)
– legal and administrative claims	14	(3,081)	(998)
Interest paid		(295,168)	(275,080)
Income tax paid		(98,372)	(2,348)
Net cash from (used in) operating activities		(319,903)	(674,388)

Cash flows from investing activities
Acquisition of subsidiaries net of cash acquired	2	—	(7,946)
Acquisition of common control subsidiaries net of cash acquired	2	—	(27,031)
Acquisition of property, plant and equipment		(9,214)	(76)
Acquisition of intangible assets		(126,324)	(94,233)
Acquisition of credit card operations		(1,815,000)	—
Net cash (used in) investing activities		(1,950,538)	(129,286)

Cash flows from financing activities
Payment of leases		(3,269)	(3,121)
Net cash from (used in) financing activities		(3,269)	(3,121)

Net decrease in cash and cash equivalents		(2,273,711)	(806,795)

Cash and cash equivalents at the beginning of the period		7,379,049	6,361,401
Cash and cash equivalents at the end of the period		5,105,338	5,554,606
Net decrease in cash and cash equivalents		(2,273,711)	(806,795)

The notes are an integral part of the unaudited condensed consolidated interim financial statements.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

1. Operating context

PicPay Holdings Netherlands B.V. (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”) was incorporated on December 27, 2023, a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law.

On December 30, 2023, J&F International B.V. (“J&F International”), at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (“PicS”) (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to Picpay Holdings Netherlands B.V., by way of a share premium contribution on the shares in the capital of PicPay Netherlands.

The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS). As of March 31, 2024, the controlling shareholder of PicPay Netherlands is J&F International, which holds 82% of the total issued and outstanding capital stock of PicPay Netherlands. J&F International is a wholly-owned subsidiary of J&F Participações.

The Group accounted for the restructuring (“Restructuring”) as a common control transaction, and the pre-restructuring carrying amounts of PicS were included in the PicPay Netherlands consolidated financial statements at book value (carryover basis). Thus, these unaudited condensed consolidated interim financial statements reflect:

1.      The historical operating results, cash flows and financial position of PicS and its subsidiaries prior to the Restructuring;

2.      The contribution of PicPay Netherlands consolidated assets at book value on March 14, 2024, which comprised cash and cash equivalents in the amount of 1 EUR;

3.      The consolidated operating results, cash flows and financial position of the Group following the Restructuring;

The Company’s principal executive offices are located in the city of São Paulo, State of São Paulo, Brazil. We perform activities related to digital payments, banking, lending, merchant acquiring and investments, including, among others:

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank to operate as a payment institution in the capacities of:

(1)    issuer of electronic currency;

(2)    issuer of postpaid payment instruments, such as credit cards and our Buy-Now-Pay-Later solutions;

(3)    acquirer;

PicPay Bank — Banco Múltiplo S.A. (formely Banco Original do Agronegócio S.A., the company´s change of name was approved by BACEN on May 26, 2022) (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

1. Operating context (cont.)

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (formely Liga Invest Distribuidora de Títulos e Valores Mobiliários Ltda) (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

1.1 Seasonality of operations

The Group´s quarterly financial results are likely to fluctuate as a result of a variety of factors, some of which are outside of the Group’s control, although they do not demonstrate significant seasonality or cyclicality. As a consequence of these factors, an interim period may not be indicative of the annual expected result.

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements

2.1 Basis of preparation of the unaudited Condensed Consolidated Interim Financial Statements

These condensed consolidated interim financial statements of the Group were prepared in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements do not include all the disclosures required in annual financial statements and, for proper comprehension, they should be read together with the financial statements of PicS Ltd. for the year ended December 31, 2023.

These condensed consolidated interim financial statements were approved by the Board of Directors at the meeting held on June 10, 2024.

The unaudited Condensed Consolidated Interim Financial Statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These condensed consolidated interim financial statements include PicPay Netherlands and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the condensed consolidated interim financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

The Group consolidates 100% of the share capital of PicPay Invest (formerly “Liga Invest”) from the date control was obtained (January 24, 2023). On this date, PicPay acquired 100% of the share capital of PicPay Invest for R$27,395, which was settled in cash. Prior to this PicPay Invest was an entity under common control. The Group accounting policy is to account for common control transactions at book value. As a result, on January 24, 2023,

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated interim financial statements (cont.)

the Group consolidated the following assets and liabilities: cash and cash equivalents of R$364, financial investments of R$23,560, intangible assets of R$16,139, other assets of R$2,704, labor obligations of R$4,960, trade payables of R$1,648, tax liabilities of R$1,330 and third party deposits of R$102.

The Group consolidates 100% of the share capital of BX Negócios Inteligentes Ltda. (“BX Blue”) from the date control was obtained (February 02, 2023). On this date, the subsidiary Guiabolso acquired 100% of the shares of BX Blue for R$9,500, which was settled in cash, and obtained control by doing so. The purchase price allocation (PPA) resulted in a recognized goodwill of R$5,275. The fair value of net assets acquired and liabilities assumed in this business combination was R$6,093, including the following separately identified intangible assets: software with a fair value of R$5,194 and client portfolio with a fair value of R$697, both valued using the income approach and an estimated useful life of 5 years. Also, assets acquired comprise R$1,554 of cash and cash equivalents, R$1,931 of trade receivables and R$946 for other asset classes (recoverable taxes and others). Liabilities assumed comprise R$2,738 for labor obligations and R$1,490 for other liability classes (trade payables, taxes payables, loans and others). A contingent consideration is accounted for at fair value in the amount of (R$1,869) in Trade Payables. Refer to Note 11 for further information. With this acquisition, PicPay entered the payroll loan market and expanded its offer of financial products for its clients.

The unaudited condensed consolidated interim financial statement include PicPay Netherlands and the following subsidiaries:

Entity	Country	Principal activities	March 31, 2024	December 31, 2023	Direct or Indirect Control
PicS Ltd.	Cayman	Holding	99.61%	0.00%	Direct
PicS Holding Ltda.	Brazil	Holding	92.42%	92.42%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I(1)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
PicPay Bank – Banco Múltiplo S.A.	Brazil	Bank services(2)	100.00%	100.00%	Indirect
PicPay Invest distribuidora de títulos e valores mobiliários Ltda.	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
PicPay Digital Ltda.	Brazil	Financial services	100.00%	100.00%	Indirect

____________

(1)      The % interest represents the percentage of the subordinated quotas issued by the “FIDC” PicPay I (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund) and held by the Group.

(2)      Bank activities are focused on CDB (Certificado de Depósito Bancário, Certificate of Deposit), lending and funding. Financial services activities are focused on payment services, virtual wallet and other financial activities.

Accounting policies have been applied uniformly to all consolidated entities.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies

The accounting policies used in the preparation of these condensed consolidated interim financial statements are the same as those applied in the financial statements of PicS for the year ended December 31, 2023, excepted as described below:

3.1 Hedge Accounting

The Group applies hedge accounting to execute the economic effects of the strategies chosen for risk management. The moment a financial instrument is categorized as a hedge, the Company formally draws up the relationship between the hedging instrument(s) and the item(s) being hedged, and explicitly establishes its risk management objective and the strategy for carrying out the hedge,

The documentation includes the identification of each hedging instrument and its respective objective, the nature of the risk to be hedged and how the effectiveness of the hedging instrument in offsetting the effects of variations in the value of the target item can be assessed. To this end, the Group assesses both at the inception of the hedge and on an ongoing basis whether the hedging financial instruments maintain and will maintain high effectiveness in offsetting changes in fair value attributable to the hedged risk. The Group elected, as a policy choice permitted under IFRS 9, to continue to apply hedge accounting in accordance with IAS 39.

A hedge is considered highly effective if, from the outset and throughout its existence, the values of the hedged items are expected to be effectively offset by the change in the values of the hedging instruments themselves. If it is no longer feasible to achieve this objective, hedge accounting is discontinued.

When derivatives are held for risk management purposes and the transactions meet the necessary criteria for hedge effectiveness, they can be designated in three categories: (i) hedges of variation in the fair value of assets and liabilities; (ii) hedges of variability in the future cash flows of an asset or liability; and (iii) hedges of net investment in foreign operations. The Company will measure the effectiveness of the hedging relationship by the fair value of the hedged market risk and the hedging instrument.

The Group applies fair value hedge accounting to protect the pre-fixed rate from changes in the CDI rate. The Hedging instrument are DI1 future contracts measured at FVTPL, and the hedged item risk is the fixed component that is measured at fair value for the identified risk. The fair value change of the hedged item is recognized in financial income or financial expense to offset the mark-to-market of the DI1 future contract.

As of March 31, 2024 the Group did not have designated Cash flow hedge or Net Investment hedge strategies.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The critical accounting judgments and key estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements for the year ended December 31, 2023.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

5. Cash and cash equivalents

	March 31, 2024	December 31, 2023
Bank balances	846,625	605,522
Voluntary deposits at Central Bank(1)	1,082,258	952,710
Short-term investments(2)	1,774,341	2,963,412
Reverse Repurchase agreements(3)	1,402,114	2,857,405
Cash and cash equivalents(4)	5,105,338	7,379,049

____________

(1)      Voluntary deposits at central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)      Short-term investments average rate of remuneration as of March 31, 2024 is 100% of the CDI rate, meaning Brazilian interbank deposit rate (100% of the CDI rate as of December 31, 2023). These amounts mature in 1 month, becoming redeemable.

(3)      Investments with historically high liquidity and consist mainly of investments collateralized by Brazilian Treasury Bonds (“LFTs”) with an average return of 100% of the basic interest rate (Special System for Settlement and Custody — SELIC, which is a reference rate for the cost of credit in Brazil, settled by the Central Bank). Those balances mature in 1 business day and are intended to finance operations.

(4)      The decrease at March 31, 2024 is mainly related to acquisition of credit card transactions from Banco Original. Refer to Note 11 for further information.

6. Financial investments and derivatives

a) Financial investments — securities

As of March 31, 2024

	From 61 to 180 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Financial assets at fair value through other comprehensive income	17,675	135,882	1,923,770	2,077,327	160	2,077,487
Government Bonds – LFT(1)	17,675	135,882	1,923,770	2,077,327	160	2,077,487
Financial assets at fair value through profit or loss	733,880	19,970	580,944	1,334,794	203	1,334,997
Government Bonds – LFT(1)	733,880	19,970	571,881	1,325,731	203	1,325,934
Other investments	—	—	9,063	9,063	—	9,063
Total	751,555	155,852	2,504,714	3,412,121	363	3,412,484

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

6. Financial investments and derivatives (cont.)

As of December 31, 2023

	From 61 to 180 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Financial assets at fair value through other comprehensive income	421,169	732,958	1,420,759	2,574,886	(23)	2,574,863
Government Bonds – LFT(1)	420,584	721,243	814,316	1,956,142	57	1,956,199
Government Bonds – LTN(2)	585	11,715	606,444	618,744	(80)	618,664
Financial assets at fair value through profit or loss	—	26,054	150,661	176,715	2	176,717
Government Bonds – LFT(1)	—	26,054	142,405	168,459	2	168,461
Other investments	—	—	8,256	8,256	—	8,256
Total	421,169	759,012	1,571,420	2,751,601	(21)	2,751,580

____________

(1)      Treasury Selic (LFT): Variable interest rate bonds whose return follows the variation of the SELIC. Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)      Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

b) Derivative instruments

Nominal values by risk factor and maturity as of March 31, 2024

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Derivative at fair value though profit and loss
Future contracts – Sale commitments(1)(2)
DI1 (future contracts)	1,083,918	372,151	236,899	157,928	107,574	209,366

Derivative hedging instrument of portfolio hedge accounting
DI1 – future contract(2)(3)	93,016	—	—	—	—	93,016
Total	1,176,934	372,151	236,899	157,928	107,574	302,382

Nominal values by risk factor and maturity as of December 31, 2023

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Future contracts – Sale commitments(1)(2)
DI1 (future contracts)	1,292,928	433,921	259,859	180,242	320,444	98,462
Total	1,292,928	433,921	259,859	180,242	320,444	98,462

____________

(1)      Sale commitments refer to future contracts that pay fixed and receive floating.

(2)      As of March 31, 2024 and December 31, 2023 the fair value of these derivative contracts is not significant because they are settled daily with the exchange on which they were contracted.

(3)      PicPay started the portfolio fair value hedge of interest rate risk in February 2024. There was no hedge accounting designated during fiscal year 2023.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

7. Financial assets measured at amortized cost

7.1. Trade receivables

	March 31, 2024	December 31, 2023
Financial transactions processed by acquirers(1)(4)	90,553	138,548
Financial transactions processed by card issuers(2)(4)	2,639,993	2,966,040
Other trade receivables(3)	272,601	325,014
Total(5)	3,003,147	3,429,602

____________

(1)      Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)      Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)      As of March, 31 2024, this amount mainly refers to amounts receivable for financial transactions processed by Banco Original. As of December 31, 2023, this amount mainly refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product. Refer to Note 16 for further details.

(4)      Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$7 and R$3,437, respectively, as of March 31, 2024 (R$4 and R$4,453, respectively, as of December 31, 2023).

(5)      As of March 31, 2024 R$2,283,731 (R$2,305,504, on December 31, 2023) of these receivables are held by the FIDC.

There are no past due receivables on March 31, 2024 and December 31, 2023. Contractual maturities of trade receivables is disclosed in Note 19.

7.1.1 Breakdown by maturity

	Receivables not overdue in:	Receivables overdue in:	Total
Up to 30 days	1,938,771	24,091	1,962,862
From 31 to 60 days	327,623	570	328,193
From 61 to 90 days	217,242	4,919	222,161
From 91 to 180 days	339,015	5,113	344,128
From 181 to 365 days	145,769	—	145,769
Over 365 days	34	—	34
Total	2,968,454	34,693	3,003,147

7.2. Consumer Loans

	March 31, 2024	December 31, 2023
Gross amount – Consumer Loans	3,703,479	574,745
Credit Loss Allowance – On Balance	(92,064)	(14,286)
Credit Loss Allowance – Off Balance(1)	(20,810)	—
Total Credit Loss Allowance	(112,874)	(14,286)
Consumer Loans	3,590,605	560,459

____________

(1)      Provision of expected credit loss of pre-approved credit card limits available customers. Limit disclosed in Note 19.1

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

7. Financial assets measured at amortized cost (cont.)

7.2.1 Credit Loss Allowance breakdown

As of March 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Credit card(1)	1,828,502	49.37%	(32,764)	29.03%	1.76%
Personal loans(2)	1,413,949	38.18%	(18,207)	16.13%	1.30%
Total consumer loans stage 1	3,242,451	87.55%	(50,971)	45.16%

Credit card(1)	355,044	9.59%	(38,039)	33.70%	10.71%
Personal loans(2)	93,137	2.51%	(15,780)	(15,780)	16.94%
Total consumer loans stage 2	448,181	12.10%	(53,819)	47.68%

Credit card(1)	3,937	0.11%	(3,520)	3.12%	89.41%
Personal loans(2)	8,910	0.24%	(4,564)	4.04%	51.22%
Total consumer loans stage 3	12,847	0.35%	(8,084)	7.16%
Total consumer loans	3,703,479	100.00%	(112,874)	100.00%

As of December 31, 2023

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Personal loans(2)	561,587	97.71%	(11,949)	83.64%	2.13%
Total consumer loans stage 1	561,587	97.71%	(11,949)	83.64%

Personal loans(2)	12,631	2.20%	(2,074)	14.52%	16.42%
Total consumer loans stage 2	12,631	2.20%	(2,074)	14.52%

Personal loans(2)	527	0.09%	(263)	1.84%	49.91%
Total consumer loans stage 3	527	0.09%	(263)	1.84%
Total consumer loans	574,745	100.00%	(14,286)	100.00%

____________

(1)      On January 26, 2024, PicS acquired certain outstanding credit card assets from Banco Original. The transaction included only balances from customers with not over 20 days past due credit position and has been accounted for as asset acquisition. As a result of the transaction, the credit card operations of retail customers will be managed by Pics. (Refer to Note 11 for further details). The analyzes are based on the loss of expected credit (“Expected Loss”) in accordance with the principles of IFRS 9 at fair value.

(2)      Personal loans are composed as follows:

Personal loan is borrowing a fixed amount of money to pay for a variety of expenses and then repaying those funds in regular payments or installments over time.

Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or for their government pension or other benefit payments. Credit enhanced financial assets as they are linked to client payroll directly, meaning that the client paycheck is automatically discounted of the loan installments.

FGTS loans are collateralized by the deposits held in Government account.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

7. Financial assets measured at amortized cost (cont.)

7.2.2 Breakdown by maturity

Consumer loans not overdue, payable in:

	March 31, 2024%		December 31, 2023%
<= 30 days	1,232,695	33.28%	36,658	6.38%
30 < 60 days	398,420	10.76%	42,698	7.43%
60 < 90 days	291,624	7.87%	40,163	6.99%
> 90 days	1,637,978	44.23%	452,036	78.65%
Total consumer loans not overdue	3,560,717	96.15%	571,555	99.44%

Consumer loans overdue by:

	March 31, 2024%		December 31, 2023%
<= 30 days	68,383	1.85%	2,632	0.46%
30 < 60 days	40,416	1.09%	555	0.10%
60 < 90 days	32,211	0.87%	3	0.00%
> 90 days	1,752	0.05%	—	0.00%
Total consumer loans overdue	142,762	3.85%	3,190	0.56%
Total	3,703,479	100.00%	574,745	100.00%

Consumer loans overdue consist mainly of late balances, and consumer loans not overdue consist mainly of current consumer loans and future bill installments (“parcelado”).

7.3. Expected credit losses — by credit quality vs. stages

As of March 31, 2024, the ECL allowance totaled R$112,874 (R$14,286 as of December 31, 2023). The Group monitors the expected credit losses allowance coverage ratio (table below) over the gross receivables amount in order to monitor credit risk.

The table below shows the PD (probability of default) credit distribution as of March 31, 2024. The PD credit classification is grouped in three categories based on its probability of default at the reporting date.

As of March 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	4,278,348	63.80%	3,750	3.32%	0.09%
Stage 1(1)	4,297,348	63.80%	3,750	3.32%	0.09%

5% <= PD <= 20%	1,527,726	22.78%	29,531	26.16%	1.93%
Stage 1	1,527,480	22.78%	29,496	26.13%	1.93%
Stage 2	246	0.00%	35	0.03%	14.23%

PD > 20%	899,777	13.38%	79,593	70.51%	8.85%
Stage 1	438,995	6.55%	17,725	15.70%	4.04%
Stage 2	447,935	6.68%	53,784	47.65%	12.01%
Stage 3	12,847	0.19%	8,084	7.16%	62.93%
Total	6,705,851	100.00%	112,874	100.00%	1.68%

____________

(1)      Includes Trade Receivables and their corresponding Credit Loss Allowance, recorded as R$3,003,154 and R$(7) respectively as of March 31, 2024.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

7. Financial assets measured at amortized cost (cont.)

As of December 31, 2023

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	3,477,000	94.50%	342	2.39%	0.01%
Stage 1(1)	3,476,887	94.50%	286	2.00%	0.01%
Stage 2	2	0.00%	—	0.00%	0.00%
Stage 3	112	0.00%	56	0.39%	50.17%

5% <= PD <= 20%	80,036	2.18%	3,526	24.68%	4.41%
Stage 1	80,035	2.18%	3,526	24.68%	4.41%
Stage 2	1	0.00%	—	0.00%	0.00%
Stage 3	—	0.00%	—	0.00%	0.00%

PD > 20%	122,293	3.32%	10,418	72.92%	8.52%
Stage 1	109,250	2.97%	8,137	56.96%	7.45%
Stage 2	12,628	0.34%	2,074	14.52%	16.42%
Stage 3	415	0.01%	207	1.45%	49.91%
Total	3,679,329	100.00%	14,286	100.00%	0.39%

____________

(1)      Includes Trade Receivables and their corresponding Credit Loss Allowance, recorded as R$3,429,606 and R$(4) respectively as of March 31, 2023.

7.3.1. Changes in credit loss allowance

	Stage 1	Stage 2	Stage 3	Total
Credit loss allowance as of January 1, 2024	11,949	2,074	263	14,286

Transfer from stage 1 to stage 2	(2,118)	2,118	—	—
Transfer from stage 1 to stage 3	(509)	—	509	—
Transfer from stage 2 to stage 3	—	(798)	798	—
Transfer from stage 2 to stage 1	251	(251)	—	—
Transfer from stage 3 to stage 1	82		(82)	—
Transfer from stage 3 to stage 2	—	63	(63)	—
New financial assets	46,423	47,475	4,140	98,038
Changes in model/risk parameters	(232)	3,692	2,609	6,069
Financial assets derecognized and write-offs	(4,875)	(554)	(90)	(5,519)
Total	39,022	51,745	7,821	98,588
Credit loss allowance as of March 31, 2024	50,971	53,819	8,084	112,874

Significant changes in the gross carrying amount of consumers loans that contributed to changes in the loss allowance were driven by the acquisition of the credit card portfolio from Banco Original on January 24, 2024 as per Note 11, and the subsequent maturing of that portfolio and our other consumer loans which saw transfers from stage 1 to 2 and stage 2 to 3.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

7. Financial assets measured at amortized cost (cont.)

7.4. Other receivables

	March 31, 2024	December 31, 2023
Receivables – related parties(1)	534,159	120,241
Advance to suppliers	2,998	5,717
Sundry receivables	431	—
Total	537,588	125,958

____________

(1)      As of March 31, 2024 these amounts mainly refer to receivables from J&F Participações for marketing expenses and Banco Original. As of December 31, 2023, these amounts mainly refer to receivables from J&F Participações for marketing expenses. Refer to Note 16 for further details.

7.4.1 Breakdown by maturity

	Receivables not overdue in:	Receivables overdue in:	Total
Up to 30 days	531,255	4,650	535,905
From 31 to 60 days	—	—	—
From 61 to 90 days	—	26	26
From 91 to 180 days	—	500	500
From 181 to 365 days	—	1,157	1,157
Over 365 days	—	—	—
Total	531,255	6,333	537,588

8. Tax assets

	March 31, 2024	December 31, 2023
Income tax to offset(1)	615,304	515,153
Deferred tax assets(2)	149,530	93,345
Total	764,834	608,498

____________

(1)      Primarily relates to withholding income taxes on income from financial investments which can be used to settle other federal tax amounts due.

(2)      Mainly relates to subsidiaries PicPay Bank and Guiabolso on March 31, 2024 and related only to Guiabolso on December 31, 2023.

8.1 Deferred tax assets

	December 31, 2023	Realization	Additions	March 31, 2024
Temporary differences related to other liabilities(1)	11,848	—	58,227	70,075
Tax loss and social contribution negative basis	81,497	(2,042)	—	79,455
Total	93,345	(2,042)	58,227	149,530

____________

(1)      The additions during the 2024 fiscal year mainly refer to deferred tax assets on the credit loss allowance in PicPay Bank.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

9. Intangible assets

	March 31, 2024
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	907,825	(202,587)	—	705,238
Software licenses	71,834	(48,281)	(128)	23,425
Computer Software or Programs – Purchased	43,245	(21,520)	(624)	21,101
Software acquired through business combination(2)	66,924	(28,054)	—	38,870
Goodwill(2)	50,520	—	—	50,520
Total	1,140,448	(300,442)	(852)	839,154
	December 31, 2023
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	783,203	(163,160)	—	620,043
Software licenses	70,175	(37,441)	(128)	32,606
Computer Software or Programs – Purchased	43,203	(19,217)	(624)	23,362
Software acquired through business combination(2)	66,924	(24,708)	—	42,216
Goodwill(2)	50,520	—	—	50,520
Total	1,014,125	(244,526)	(852)	768,747

The table below demonstrates the changes during the periods presented:

Three-month period ended March 31, 2024

	December 31, 2023	Additions	Amortization for the period	March 31, 2024
Internally/Externally developed software(1)	620,043	122,797	(37,602)	705,238
Software licenses	32,606	1,659	(10,840)	23,425
Computer Software or Programs – Purchased	23,362	42	(2,303)	21,101
Software acquired through business combination(2)	42,216	—	(3,346)	38,870
Goodwill(3)	50,520	—	—	50,520
Total	768,747	124,498	(54,091)	839,154

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

9. Intangible assets (cont.)

Three-month period ended March 31, 2023

	December 31, 2022	Additions	Reclassification	Write-offs	Additions through acquisitions(2)	Amortization for the period	March 31, 2023
Internally/Externally developed software(1)	275,840	89,046	127	(332)	1,267	(13,535)	352,413
Software licenses	10,798	—	(127)	(8,679)	15,622	(245)	17,369
Computer Software or Programs – Purchased	29,218	—	—	—	—	(1,790)	27,428
Software acquired through business combination(2)	48,826	5,891	—	—	—	(3,051)	51,666
Goodwill(3)	45,245	5,275	—	—	—	—	50,520
Total	409,927	100,212	—	(9,011)	16,889	(18,621)	499,396

____________

(1)      Development of continuing improvements in the digital solutions such as mobile banking application, marketplace, business solution and investment platform. The useful life of the internally and externally developed software is defined as being between 5 to 10 years and the amortization is recognized as cost of sales and services.

(2)      Additions through business combination and common control transactions.

(3)      On December 29, 2023, the Company performed the impairment test for the Guiabolso CGU that includes goodwill and the estimated recoverable amount exceeded its carrying amount. The recoverable amount is measured based on a value in use calculation through discounted free cash flow projections by management, covering a ten-year period. The ten-year period was determined based on the expected time required for the CGU to present a stable operating activity, (i.e., without operating variations deemed relevant). The main assumptions used in determining the recoverable amounts are an average discount rate of 40% per annum and growth rate of 3% per annum, based on long-term inflation extracted from BACEN.

The Group has no contractual commitments for the acquisition or development of intangibles.

10. Third-party funds

	March 31, 2024	December 31, 2023
User balance – Payment accounts(1)	644,175	669,839
User balance – CDB(2)	12,720,394	12,368,426
Balance of commercial establishments – corporates(3)	169,601	208,943
Bank slips to be processed(4)	17,521	65,082
Total	13,551,691	13,312,290

____________

(1)      Refers to the balance of the payment account held by users backed by financial investments (as disclosed in note 19.1 a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(2)      PicPay Bank offers CDB to its users. These are indexed to the CDI and can be either redeemed at any time by the user or with a fixed term. There is no regulatory requirement to maintain the amounts deposited in this product in specifically identified assets.

(3)      Refers to balances payable to commercial establishments related to the processing of sales via the PicPay arrangement.

(4)      Bank slips paid with the PicPay application outside the bank clearing period.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

11. Trade payables

	March 31, 2024	December 31, 2023
Service providers and consumables	284,937	212,764
Related parties(3)	6,782	270,065
Operational suppliers	55,876	130,218
Credit card transactions(1)	1,675,467	—
Contingent consideration(2)	1,869	1,869
Other suppliers	2,823	33,682
Total	2,027,754	648,598

____________

(1)      This balance payable is due to the acquirers of credit card transactions arising from customer usage of credit card.

(2)      Relates to the earn-out of BX Blue acquisition. Refer to Note 2.2 for further details.

(3)      Refer to Note 16 for further information.

12. Labor obligations

	March 31, 2024	December 31, 2023
Personnel expenses payable	229,605	316,094
Social security charges payable	133,006	121,571
Total	362,611	437,665

13. Tax

13.1. Taxes payable

	March 31, 2024	December 31, 2023
Withholding tax on interest paid to users	9,470	5,223
Tax and charges on payroll	68,625	29,696
Social contribution on revenues	22,997	21,008
Income tax and social contribution	101,776	51,543
Other taxes	3,835	3,671
Total	206,703	111,141

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

13. Tax (cont.)

13.2. Income Tax

	Three-month period ended March 31, 2024			Three-month period ended March 31, 2023
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Accounting profit/(loss) before tax and after equity	78,667	78,667	78,667	(19,796)	(19,796)	(19,796)
Income tax and social contribution(1)	(19,641)	(21,047)	(40,688)	4,961	1,974	6,935
Permanent differences	(2,682)	(987)	(3,670)	(8,425)	(3,041)	(11,467)
Incentive deductions	289	—	289	19	—	19
Tax loss/Base negative	1,553	559	2,112	1,027	564	1,591
Others	(6,165)	2,350	(3,815)	26	(1,596)	(1,570)
Total income tax and social contribution expenses(2)	(26,647)	(19,126)	(45,772)	(2,392)	(2,100)	(4,492)
Effective rate (%)	34%	24%	58%	(12)%	(11)%	(23)%

____________

(1)      The Group’s operations are primarily conducted in entities subject to income taxes in Brazil. All material entities in Brazil are subject to Corporate Income Tax at 25%. Social Contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The rates used here reflect the weighted average statutory rates applicable to the Group.

(2)      The total amounts refer to the sum of Current and Deferred income tax and social contribution. For the three-month period ended March 31, 2024, these amounts represented an expense of R$101,738 (an expense of R$4,492 for the three-month period ended March 31, 2023) and a benefit of R$55,966 (R$0 for the three-month period ended March 31, 2023), as stated on consolidated statements of profit or loss.

13.3. Unrecognized deferred tax assets

Deferred tax assets and liabilities, shown in the table below, were calculated on tax loss/base negative social contribution on net income and temporary differences at the rate of 34% for Picpay, FIDC, Guiabolso and its subsidiary and Crednovo, 40% for PicPay Invest and 45% for PicPay Bank.

For the three-month period ended March 31, 2024, the Group had tax losses of R$184,894(1) (R$0 for the three-month period ended March 31, 2023) and accumulated tax losses of R$2,501,618 (R$2,325,752 on December 31, 2023). No deferred tax assets were recognized. Under Brazilian tax legislation carry-forward tax losses do not expire but their use is limited to 30% of the taxable profit in each year:

	December 31, 2022	Additions	March 31, 2023	December 31, 2023	Additions	March 31, 2024
Unrecognized deferred tax assets
Corporate Income Tax	544,739	—	544,739	519,269	47,730	566,999
Social Security Contribution	196,106	—	196,106	192,386	17,846	210,232
Total	740,845	—	740,845	711,654	65,576	777,231

____________

(1)      From this amount, approximately R$163,000 refer to PicPay, which in 2023 generated a profit for the first time. Therefore, Company understands there is not sufficient base and history for sustaining a credit recognition.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

14. Provision for legal and administrative claims

	Civil Claims		Labor Claims		Total Claims
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Opening balance	6,652	3,877	4,411	3,035	11,063	6,912
Constitution	2,575	10,494	676	1,784	3,251	12,278
Constitution through acquisitions	—	—	—	135	—	135
Reversal	(333)	(1,615)	(92)	(543)	(425)	(2,158)
Reversal due to payment	(3,081)	(6,104)	—	—	(3,081)	(6,104)
Closing balance	5,813	6,652	4,995	4,411	10,808	11,063

a) Civil claims

As of March 31, 2024, the Group recognized provisions of R$5,813 (R$6,652 in the year ended December 31, 2023) for civil claims, the majority of which are brought by PicPay users claiming compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$78,675 (R$71,822 in the year ended December 31, 2023). The Group estimates that the expected disbursement schedule is, in average, 18 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement will occur according to the development of the claim.

b) Labor claims

As of March 31, 2024, the Group recognized a labor provision of R$4,995 (R$4,411 in the year ended December 31, 2023), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$22,701 (R$18,360 in the year ended December 31, 2023). The Group estimates that the expected disbursement schedule is, in average, 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c) Tax claims

As of March 31, 2024, and December 31, 2023, the Group did not have tax claims classified as a probable risk of loss. The amount considered as a possible risk of loss, where no provision is required, is of R$12,931 (R$12,432 in the year ended December 31, 2023).

15. Equity

a) Share capital

As of March 31, 2024 the total share capital incorporated under Dutch law is EUR 1 divided into 100 shares, each with par value of EUR 0.01, all nominative and entitled 1 vote per share and with priority in the distribution of dividends.

Before restructuring, PicS’ share capital subscribed was R$1,687 and paid-in share capital was R$1,749,566 which was represented by 34,154,137 shares of which 131,400 were class A common shares and 34,022,737 were class B common shares entitled 10 votes per share and with priority in the distribution of dividends, all nominative.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

15. Equity (cont.)

As effected on March 14, 2024, the Shareholder contributed the beneficial entitlement of its total shares of PicS by way of a share premium contribution in the total amount of R$1,301,007 without the issuance of any new shares in the capital of the Company.

b) Composition of share capital

As of March 31, 2024 — PicPay Netherlands

	Number of Shares	Shares %
Shareholder
J&F International B.V.	82	82.0000%
Stichting JAB	4	4.0000%
Stichting ACC Family	3	3.0000%
Stichting AGR	1	1.0000%
Stichting ECS	1	1.0000%
Banco Original S.A.	9	9.0000%
Total	100	100.00%

As of December 31, 2023 — PicS

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.(1)	—	0.0000%	34,022,737	100.0000%	34,022,737	99.6153%
JAB Capital SP Fund	31,500	23.9726%	—	0.0000%	31,500	0.0922%
Belami Capital SP Fund	74,925	57.0206%	—	0.0000%	74,925	0.2194%
AGR Capital SP Fund	24,975	19.0068%	—	0.0000%	24,975	0.0731%
Total	131,400	100.0000%	34,022,737	100.0000%	34,154,137	100.0000%

____________

(1)      On December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS).

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

15. Equity (cont.)

c) Capital Reserve

The effects of measuring the fair value of transactions carried out between the Company and shareholders were recognized in the capital reserve, as shown in the table below:

Capital Reserve Total
Opening balance December 31, 2022	525,289
Post-combination expenses(1)	1,687
Closing balance March 31, 2023	526,976

Post-combination expenses(1)	2,051
Closing balance December 31, 2023	529,027

Restructuring of March 14, 2024	(529,027)
Closing balance March 31, 2024	—

____________

(1)      Effects related to the payments made by the controlling shareholder for post-combination services received after the Guiabolso business combination.

The contract included a payment for post-combination services as follows:

(i)     for shareholders who are executives — payment in cash, at the discretion of the Group, in a total amount of R$52,000, which R$13,500 should be paid in 12 months after acquisition date, and R$38,500 should be paid in a period of 24 months after acquisition date; and

(ii)    in the amount of R$15,000 paid in cash for employees of Guiabolso with a vesting period of 12 months after acquisition date.

In July 2022, part of the total obligation of R$52,000 was agreed to be paid by the controlling shareholder of the Group in the amount of R$27,000. This amount was then designated as equity, therefore, as of March 31, 2024 no amount was accounted for in the Capital Reserve (R$3,738 as of December 31, 2023 and R$1,687 as of March 31, 2023). The R$25,000 left that continued to be recognized as a liability under Labor Obligations was fully paid in cash in 2023, therefore as of March 31, 2024 and December 31, 2023 the Group was free of any outstanding liabilities concerning these obligations.

d) Earnings per share

	Three-month period ended March 31
	2024	2023
Profit attributable to the Company’s shareholders	4,808	341
Weighted average quantity of shares	100	100
Earnings per share – basic and diluted (R$)	48,080	3,410

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

Earnings per share for all periods presented has been calculated to reflect the capital structure of the Group following the Restructuring. As such, for periods prior to the Restructuring, the assumed quantity of shares issued is based on the quantity of shares issued by PicPay Netherlands on the date of the restructuring, adjusted proportionately to reflect capital increases.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

16. Transactions with related parties

Transactions involving related parties are carried out based on conditions negotiated between the Group and the related parties. Outstanding balances at period end are not guaranteed. On March 31, 2024 and December 31, 2023, the Group did not record any impairment loss on trade receivables related to the amounts owned by related parties as it understands that there is no significant credit risk on outstanding balances.

On January 26, 2024, PicS acquired certain outstanding credit card assets from Banco Original in exchange for R$1,815 thousand in cash, fully paid on March 31, 2024. The transaction only included balances of customers with credit overdue for less than 20 days and was accounted for as asset acquisition (more details see note 11).

For the three-month period ended March 31, 2024, the amount paid as compensation includes short-term benefits to key management personnel was R$5,124 (R$4,297 for the three-month period ended March 31, 2023). The amounts were recognized as an expense during the reporting period.

	J&F Participações	Banco Original		Key Personnel/ Others(a)	Total
As of March 31, 2024
Assets
Cash and cash equivalents	—	3,492,790		—	3,492,790
Trade receivables	—	62,619		44,039	106,658
Financial investments	—	913,905		—	913,905
Other receivables	67,507	453,955		12,697	534,159
Total	67,507	4,923,269		56,736	5,047,512

Liabilities
Trade payables	—	44		6,738	6,782
Third-party funds	—	—		117,258	117,258
Total	—	44		123,996	124,040

For the three-month period ended March 31, 2024
Revenues and expenses
Commission — banking correspondent and marketplace	—	110,803	(1)	—	110,803
Revenue from financial investments	—	56,176	(2)	—	56,176
Cost of sales and services	—	(20,771	)(3)	—	(20,771)
Financial expenses	—	(28	)(4)	—	(28)
Financial income	—	107,114	(5)	—	107,144
Administrative expenses	—	19,199	(6)	(5,124)	14,075
Total	—	272,523		(5,124)	267,399

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

16. Transactions with related parties (cont.)

	J&F Participações	Banco Original		Key Personnel/ Others(a)	Total
As of December 31, 2023
Assets
Cash and cash equivalents	—	4,212,893		—	4,212,893
Trade receivables	23	294,965		15,882	310,870
Other receivables	67,507	—		1,088	68,595
Total	67,530	4,507,858		16,970	4,592,358

Liabilities
Trade payables	—	270,427		9	270,436
Third-party funds	—	50		127,633	127,683
Total	—	270,477		127,642	398,119

For the three-month period ended March 31, 2023
Revenues and expenses
Commission – banking correspondent and marketplace	—	36,375	(1)	—	36,375
Revenue from financial investments	—	49,223	(2)	—	49,223
Cost of sales and services	—	(8,749	)(3)	—	(8,749)
Financial expenses	—	(11,064	)(4)	—	(11,064)
Administrative expenses	—	(1,074)		(4,024)	(5,098)
Total	—	64,711		(4,024)	60,687

____________

(a)      Includes C-suite, Board of Directors and close family members of key personnel, among others.

(1)      Revenues related to the agreements with Banco Original.

The agreement for the use of the API PAG has an indefinite term and either party may terminate the agreement upon notice. For the three-month period ended March 31, 2024, the Group recognized a revenue of R$0 (R$3,397 for the three-month period ended March 31, 2023).

The Credit Card Partnership Agreement has a term of 10 years and will be automatically renewed for another five years, unless either party objects upon notice. For the three-month period ended March 31, 2024, the Group recognized a revenue of R$14,674 (R$27,698 for the three-month period ended March 31, 2023).

Also, PicPay Netherlands incurred in revenues regarding the following services: banking correspondent, in the amount of R$69,092 (R$5,280 for the three-month period ended March 31, 2023), bank as service in the amount of R$14,535 (R$0 for the three-month period ended March 31, 2023) and fees from bank collection services in the amount of R$12,502 (R$0 for the three-month period ended March 31, 2023).

(2)      For the three-month period ended March 31, 2024 PicPay had financial investments placed with Banco Original, which generated financial income of R$56,176 (R$49,223 for the three-month period ended March 31, 2023). Refer to Note 5 for further details.

(3)      Mainly refers to the QR Code Service Agreement which was settled for an indefinite period and either party may terminate the agreement upon notice. The Group recognized an expense of R$20,771 for the three-month period ended March 31, 2024 (R$8,749 for the three-month period ended March 31, 2023).

(4)      Mainly refers to receivables transferred to Banco Original. For the three-month period ended March 31, 2024, the Group recognized an expense of R$28 (R$11,064 for the three-month period ended March 31, 2023).

(5)      Refers to the unwinding of the discount on the future cash flows acquired in the purchase of the credit card portfolio from PicPay Bank. For the three-month period ended March 31, 2024, the Group recognized an income of R$107,144 (R$0 for the three-month period ended March 31, 2023).

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

16. Transactions with related parties (cont.)

(6)      For the three-month period ended March 31, 2024, PicPay had reimbursements from Banco Original for administrative expenses, mainly relating to personal expenses in the amount of R$6,707 (R$0 for the three-month period ended March 31, 2023) and cloud services expenses in the amount of R$6,611 (R$0 for the three-month period ended March 31, 2023). These reimbursements relate to cost sharing strategy between the entities under common control.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables: primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

Other trade receivables: amounts receivables with J&F Participações refer to amounts under a reimbursement agreement, related to marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021. The amounts receivables from Banco Original refer to an agreement relating to the acquisition of credit card operation, under which PicPay makes the payments to acquirers related to the cardholders not acquired by PicPay on behalf of Banco Original for credit card installments, and this amount shall be reimbursed by Banco Original.

Trade payables: the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost and the transfer of the amount transacted in P2M.

Third-party funds: refers to the balance in the pre-paid accounts of related parties.

17. Net revenue from transactions related to wallet and banking, cards, loans and other services

In the following tables, the net revenue from payment transaction activities and other services and financial income are disaggregated by major businesses lines.

a) Net revenue from payment transaction activities and other services by business line

	Three-month period ended March 31
	2024	2023
Wallet and Banking	151,292	130,458
Financial services	108,428	44,678
Small and Medium-Sized Businesses	21,086	19,615
Audiences	19,904	21,926
Total(1)	300,709	216,678

____________

(1)      Beginning in the first quarter of 2024, management changed the nomenclature of the business lines as follows:

•        Financial Services (presented as “Credit” plus insurance and investments from “Others” in the year ended December 31, 2023 and 2022);

•        Small and Medium-Sized Businesses (presented as “Payment solutions for business” plus corporate benefits from “Others” in the year ended December 31, 2023 and 2022);

•        Audiences (presented as “Others” excluding insurance, investments and corporate benefits in the year ended December 31, 2023 and 2022).

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

17. Net revenue from transactions related to wallet and banking, cards, loans and other services (cont.)

b) Financial income

b.1) Classification and subsequent measurement

	Three-month period ended March 31
	2024	2023
Financial assets measured at fair value through other comprehensive income	164,566	210,344
Financial investments at fair value through profit or loss	11,530	26,170
Financial assets measured at amortized cost	659,720	324,858
Total	835,816	561,372

b.2) Financial income by business line

	Three-month period ended March 31
	2024	2023
Wallet and Banking	545,556	545,338
Financial service	283,536	3,849
Small and Medium-Sized Businesses	5,479	10,465
Audiences	1,246	1,720
Total(1)	835,816	561,372

____________

(1)      These amounts do not include the cost of funding in the amount of R$298,568 (R$265,675 for the three-month period ended March 31, 2023), presented in note 18.

18. Expenses by nature

	Cost of sales and services	Selling expenses	Administrative expenses	Credit loss allowance expenses	Financial expenses	Other expenses	Three-month period ended March 31, 2024
Marketing expenses(1)	—	(85,320)	(2,264)	—	—	—	(87,584)
Expense with FGC(7)	—	—	—	—	(3,640)	—	(3,640)
Transactions expenses(2)	(91,814)	(10,585)	(39)	(98,594)	—	(10,326)	(211,358)
Personnel expenses	(92,491)	(10,671)	(189,446)	—	—	—	(292,608)
Financial expenses with time deposits (CDBs)(7)	—	—	—	—	(294,928)	—	(294,928)
Other financial expenses(3)	—	—	—	—	(23,937)	—	(23,937)
Technology expenses(4)	(75,078)	—	(19,448)	—	—	—	(94,526)
Administrative expenses(5)	—	(79)	(16,113)	—	—	(136)	(16,328)
Depreciation and amortization(6)	(46,446)	(567)	(14,280)	—	—	—	(61,293)
Tax expenses	—	—	(148)	—	—	—	(148)
Total	(305,829)	(107,222)	(241,738)	(98,594)	(322,505)	(10,462)	(1,086,350)

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

18. Expenses by nature (cont.)

	Cost of sales and services	Selling expenses	Administrative expenses	Credit loss allowance expenses	Financial expenses	Other expenses	Three-month period ended March 31, 2023
Marketing expenses(1)	—	(60,627)	(1,117)	—	—	—	(61,744)
Expense with FGC(7)	—	—	(1,790)	—	—	—	(1,790)
Transactions expenses(2)	(56,343)	(10,880)	(953)	—	—	(17,207)	(85,383)
Personnel expenses	(6,968)	(12,331)	(203,438)	—	—	—	(222,737)
Financial expenses with time deposits (CDBs)(7)	—	—	—	—	(263,885)	—	(263,885)
Other financial expenses(3)	—	—	—	—	(13,761)	—	(13,761)
Technology expenses(4)	(62,807)	—	(18,136)	—	—	—	(80,943)
Administrative expenses(5)	—	(137)	(22,276)	—	—	(102)	(22,515)
Depreciation and amortization(6)	(16,434)	(267)	(6,372)	—	—	(700)	(23,773)
Tax expenses	—	—	(112)	—	—	(80)	(192)
Total	(142,552)	(84,242)	(254,194)	—	(277,646)	(18,089)	(776,723)

____________

(1)      The composition of the amount spent was mainly: on promotional campaigns (user incentives to promote increased user engagement and new user acquisition) R$5,766 (R$19,338 for the three-month period ended March 31, 2023); on advertising R$37,516 (R$17,650 for the three-month period ended March 31, 2023); and on media performance R$41,493 (R$21,075 for the three-month period ended March 31, 2023), and tax credits of R$0 (R$(2.100) for the three-month period ended March 31, 2023);

(2)      Relates mainly to credit loss allowance of R$98,594 (R$0 for the three-month period ended March 31, 2023) credit card issuance in the amount of R$15,940 (R$14,961 for the three-month period ended March 31, 2023), fraud expenses of R$8,711 (R$6,958 for the three-month period ended March 31, 2023), expenses related to verification and prevention of fraud in registration and transactions with users of R$47,643 (R$54,284 for the three-month period ended March 31, 2023), write off related to operational failures that occur during payment processing of R$218 (R$873 for the three-month period ended March 31, 2023), processing fees charged by the liquidating banks of R$50,570 (R$11,216 for the three-month period ended March 31, 2023), and tax credits of R$0 (R$(5,145) for the three-month period ended March 31, 2023);

(3)      Relates mainly to government bonds repurchase agreement of R$16,864 (R$0 for the three-month period ended March 31, 2023), interest on advance of receivables of R$0 (R$11,024 for the three-month period ended March 31, 2023), remuneration of the balance of the users portfolio of R$0 (R$1 for the three-month period ended March 31, 2023) and interest on lease agreements of R$1,257 (R$999 for the three-month period ended March 31, 2023). Interest accrued to loans R$535 (R$0 for the three-month period ended March 31, 2023) also comprise part of the balance. In addition, includes taxes on financial transactions of R$55 (R$45 for the three-month period ended March 31, 2023), default interest (interest paid on late payments to our suppliers) of R$122 (R$168 for the three-month period ended March 31, 2023), bank fees (including transfer fees we pay in connection with payments to our suppliers) of R$2,074 (R$1,055 for the three-month period ended March 31, 2023) and other expenses of R$563 (R$61 for the three-month period ended March 31, 2023);

(4)      Technology expenses are related to server infrastructure in the amount of R$57,898 (R$48,465 for the three-month period ended March 31, 2023), data analysis and control in the amount of R$7,569 (R$8,355 for the three-month period ended March 31, 2023), maintenance/monthly payments of systems in the amount of R$11,332 (R$8,982 for the three-month period ended March 31, 2023) and software license in the amount of R$17,086 (R$13,741 for the three-month period ended March 31, 2023), and tax credits of R$0 (R$(4,114) for the three-month period ended March 31, 2023);

(5)      These expenses primarily relate to consulting, advice and building expenses.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

18. Expenses by nature (cont.)

(6)      The depreciation and amortization expenses are segregated between cost of sales and services and selling expenses and administrative expenses as shown below:

	Three-month period ended March 31
	2024	2023
Depreciation
Cost of sales and services	(2,804)	(2,314)
Selling expenses	(227)	(225)
Administrative expenses	(4,171)	(3,234)
Total	(7,202)	(5,773)

Amortization
Cost of sales and services	(43,642)	(14,120)
Selling expenses	(340)	(42)
Administrative expenses	(10,109)	(3,838)
Total	(54,091)	(18,000)

Depreciation and amortization	(61,293)	(23,773)

____________

(7)      Management monitors these expenses as the “Cost of funding” as they are directly associated with the funding of investments, loans and operations.

19. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

PicPay Netherlands approach to risk management requires that its risk taking to be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate in order to achieve its strategic objectives and business plan. PicPay Netherlands risks are generally categorized and summarized as follows:

•        Credit risk:    is the risk of loss resulting from the decline in credit quality (or downgrade risk) or failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. The PicPay Netherlands manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical concentrations, and by monitoring exposures in relation to such limits.

•        Market risk:    is the risk of loss arising from changes in the value of the Group assets and liabilities and adverse impact on net interest income and on banking portfolio resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

•        Liquidity risk:    is the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

This process is continuous, continuously reviewed and serves as the basis for the Group’s strategies, the primary risks related to financial instruments are:

19.1 Credit risk

Credit risk is the possibility that a counterparty will not comply with its obligations, whether under an agreement or a financial instrument, leading to a drop in expected cash receipts or financial loss.

The Group’s credit risk arises from its cash, cash equivalents, financial investments, acquirer and card issuer receivables, other receivables and loans to its users.

•        Cash and cash equivalents

The Risks and Treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

•        Financial investments

These primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

•        Acquirer and card issuer receivables

The Group recognizes amounts to receive from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, The Group uses national acquirers seeking to avoid concentration in any single acquirer and increase financial efficiency, the Group transfers all receivables to Banco Original (without recourse), and PicPay processes all credit card transactions with the acquirers Stone, Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by the BACEN, which are supervised and monitored by BACEN, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which Group can be held responsible for making the payment of receivables to commercial establishments without the receipt of the amounts by the acquirer. Until now, The Group has not suffered losses on receivables from acquirers.

The Group management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payments arrangement (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquires and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risks mitigation such as:

•        Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement in the event that the legal obligors do not make payment.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

•        Processes for mitigating operational failures, such as fraud prevention, limitations anticipating the agenda, among others.

As of March 31, 2024, the Group had an amount receivable totaling R$163,458 (R$138,548 on December 31, 2023) from the acquirers and R$2,893,190 (R$2,966,040 on December 31, 2023) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$7 (R$4 on December 31, 2023).

•        Consumer Loans

Consumer loans includes: (i) loans that are portfolio of personal loans, FGTS loans and government employees payroll loans, beginning in October 2023; and (ii) credit cards that are transactions in one-payment, installment with interest and installments without interest, beginning in January 2024. Consumers must meet certain credit performance criteria.

Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments. Credit enhanced financial assets as they are linked to client payroll directly, meaning that the client paycheck is automatically discounted of the loan installments.

FGTS loans are collateralized by the deposits held in Government account.

As of March 31, 2024, the Group made a provision for expected credit losses in the amount of R$112,874 (R$14,286 on December 31, 2023).

•        Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. At March 31, 2024, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial asset.

The Group’s maximum credit exposure from financial assets are presented in the table below:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	5,105,338	7,379,049

Financial assets measured at fair value through other comprehensive income	2,077,487	2,574,863
Securities	2,077,487	2,574,863

Financial assets at fair value through profit or loss	1,334,997	176,717
Securities	1,334,997	176,717

Financial assets measured at amortized cost	7,131,340	4,116,019
Financial investments	—	—
Trade receivables	3,003,147	3,429,602
Consumer loans	3,590,605	560,459
Other receivables	537,588	125,958

Pre-approved credit card limits (off-balance)	3,731,784	—
Total	19,380,946	14,246,648

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

19.2. Market Risk

The Company may face potential financial losses due to market fluctuations that affect the value of its financial positions. These changes can arise from a variety of factors but are mainly driven by fluctuations in interest rates and exchange rates.

As of March 31, 2024 the Group had derivative financial instruments for economic hedge purpose. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

The risks are identified, quantified, mitigated, regulated, and reported as per the Company exposure to market risk guidelines defined by the governance process. Moreover, these limits are immediately and independently monitored from the commercial areas.

To monitor and control such market risks, the Company employs various methods, including stress scenarios, sensitivity — delta variation (DV), exposure mismatches (GAP), and interest rate risks (IRRBB).

a) Interest rate risk

The interest rate risk is the risk of potential change in interest rates to negatively affect the value of a Company’s assets, liabilities, or future cash flows.

DV01 or Interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of fixed interest rate portfolio for every 1 basis point (1 basis point is equal to 0.01%) change in the benchmark interest rate.

The analysis below demonstrates the sensitivity of the group’s financial instruments fair value increasing 1 basis point (DV01) in the Brazilian benchmark interest rate.

	DV01 – March 31, 2024
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(352)	(4)	16	(341)
	DV01 – December 31, 2023
	Asset	Liability	Derivative	Amount
Fixed interest rate financial instruments	(120)	(6)	22	(104)

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

To complement the table above, the Company measured the sensitivity to changes in the relevant risk variable that were reasonably possible at that date. The reasonably possible risk variation considered was an increase in 10% and a decrease in 10% in the benchmark interest rate. For fixed rate instruments the table below presents the sensitivity of the fair value of to the reasonably possible change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income/expense (assumes no other changes to balance or rates during this period).

		Total portfolio amount	Basic interest rate shock
	Rate risk		10%	-10%
As of March 31, 2024
Type
Financial assets
Government Bonds – LFT	SELIC	3,403,421	36,587	(36,587)
Short term investments	Fixed Rate	1,774,341	19,074	(19,074)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	1,402,114	15,073	(15,073)
Loans	Fixed Rate	3,590,605	38,599	(38,599)

Financial liabilities
Payment accounts	CDI	(2,027,754)	(21,798)	21,798
CDB’s	CDI	(13,551,691)	(145,681)	145,681
Futures Contract – CDI Rate(1)	CDI	(1,176,934)	(12,652)	12,652

As of December 31, 2023
Type
Financial assets
Government Bonds – LFT	SELIC	2,124,660	24,965	(24,965)
Reverse repurchase agreements – Financial Treasury Bills (LFT)	Fixed Rate	2,416,701	31,490	(31,490)
Government Bonds – LTN	Fixed Rate	618,664	7,251	(7,251)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	3,810,450	24,501	(24,501)
Loans	Fixed Rate	554,162	8,452	(8,452)

Financial liabilities
Payment accounts	CDI	(943,864)	(12,299)	12,299
CDB’s	CDI	(12,368,426)	(161,161)	161,161
Futures Contract – CDI Rate(1)	CDI	(1,292,928)	(15,192)	15,192

____________

(1)      Futures Contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

b) Exchange rate risk

The foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Company has both, checking account in USD to international transactions that the company carries out, and contracts with suppliers in foreign currency for services and software licenses. The existence of these exposures mitigate some of the volatility in the foreign exchange market given the fact that the move in opposite directions. In this way, transactions and financial commitments in currencies other than the local currency are managed more effectively.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

Furthermore, the sensitivity to fluctuations in the dollar exchange rate, keeping other variables constant, is presented in the table below:

	Rate risk	Total exposure on March 31, 2024	+10%	-10%
Type
Trade payables	Dollar	18	2	(2)
	Rate risk	Total exposure on December 31, 2023	+10%	-10%
Type
Trade payables	Dollar	46	4	(4)

c) Hedge Accounting

The Company holds portfolios of customers’ lending at fixed interest rates, which creates market risk due to changes of the Brazilian benchmark interest rate. Thus, to protect the fixed rate risk from CDI variation, the Company entered into future DI contracts to offset the market risk. Starting on February 2024 PicS designated the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

In accordance with its hedging strategy, the Company adopts the “portfolio layer” method.

This method allows it to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed on the basis of DV01.

The Company calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined in the hedge documentation.

The effectiveness test for the hedge is performed in a prospective and retrospective way. In the prospective test, the Company compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedge item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the unaudited Condensed Consolidated Interim Financial Statements of profit or loss in “Interest income and gains(losses) on financial instruments — financial assets at fair value”. In addition, the cumulative in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

	2024
	Total amount of hedged item	Fair value adjustment to the hedge object		Hedging instrument	Hedge effectiveness
		Asset	Liability	Variation in fair value
Interest Rate Risk
Interest Rate Contracts – Future – FGTS Loan	93,016	56	—	(56)	100%
Total	93,016	56	—	(56)	100%

19.3. Liquidity risk

Liquidity Risk is the possibility that the Group does not have sufficient liquid resources to honor its financial commitments, due to a mismatch in terms of volume between the receipts and payments provided for in its cash flow.

PicPay’s liquidity management processes include:

•        Cash liquidity monitoring:    daily update of the administrative and operational cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

•        Minimum cash limits:    establishing minimum cash limits, which allow preemptive actions to be taken to ensure sufficient resources to meet financial commitments.

The Company’s projected cash flow is generated and monitored daily by the treasury to ensure that the Company has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Company has the necessary resources to settle its obligations. The table detailing the contractual maturity of lease liabilities is presented in Note 16.

As a cash management procedure, the treasury invests surplus funds in highly liquid and low risk assets. PicPay does not have assets pledged as guarantees for loans, financial operations or contractual obligations.

Liquidity risk refers to the Company’s ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to mitigate these risks, management has adopted a diversified approach to financing, in addition to its main base of deposits. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of extreme events on the company’s finances, and a contingency plan is in place to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of the liquidity management strategy.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

As part of cash flow management, the treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. It is important to note that Company does not use its assets as collateral for loans, financial transactions, or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that the company has adequate resources to meet its obligations. Contractual terms of lease liabilities are available in Note 16.

The Company measures the expected turnover of third-party funds CDB to be replaced in a monthly basis for a 12-months period. It is determined by the historical weighted average outflow volume of the portfolio over a monthly basis. Liquidity analysis considers only the expected maturity of the daily Third-party funds CDB’s not considering the replacement of the outflows with new inflows from wallets and banking deposits.

The table below shows the expected maturity:

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of March 31, 2024
Third-party funds – payment accounts	831,297	—	—	—	—	—	831,297
Third-party funds – CDB’s(1)	6,527,355	1,693,520	979,504	1,426,905	1,101,165	991,945	12,720,394
Trade payables	2,027,754	—	—	—	—	—	2,027,754
Total	9,386,406	1,693,520	979,504	1,426,905	1,101,165	991,945	15,579,445

As of December 31, 2023
Third-party funds – payment accounts	807,700	—	—	—	—	—	807,700
Third-party funds – CDB’s(1)	6,281,938	1,625,820	1,009,322	1,145,551	1,532,724	909,235	12,504,590
Trade payables	643,252	5,133	11	—	202	—	648,598
Total	7,732,890	1,630,953	1,009,333	1,145,551	1,532,926	909,235	13,960,888

____________

(1)      The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out conservatively. The methodology adopted provides for an Average Redemption Curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of Company liquid liabilities.

19.4. Fraud Risk

The Group is exposed to several operational risks, the most relevant being the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud with the development of anti-fraud processes and strategies and real-time monitoring of transactions using payment account balance or credit card for bank slips, withdrawals or transfers between users, identifying, approving or declining transactions.

19.5. Capital Management

The Group is subject to minimum regulatory capital requirements under BACEN regulations. The most significant requirements relate to PicPay and to the prudential conglomerate (led by PicPay Bank). Pursuant to such regulations, PicPay’s minimum adjusted equity capital must be equivalent to the greater of:

•        2% of the monthly average of payment transactions for the last 12 months; or

•        2% of the balance in the portfolio at the end of the month.

Adjusted equity capital is calculated as the share capital, plus the value of future capital increase and excluding the costs and expenses and the accumulated loss for the year.

19.6 Financial instruments

As of March 31, 2024 the carrying amount of the Group’s financial instruments not measured at fair value in the statement of financial position is a reasonable approximation of their fair value, as they are mainly represented by short-term items and are indexed to market rates.

The financial assets held by the Group relate to:

•        Receivables generated by its activities as a payment arrangement institution;

•        Investments made with available liquidity;

•        Lending operations;

•        Regulatory investments to cover the amounts of third-party funds (i.e. the amount of electronic currency issued) as required by the Brazilian Central Bank (Circular 3,681); and

•        Derivative instruments to hedge floating interest rate risk of the senior FIDC quotas and fixed rate of government securities.

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

19.6.1. Financial instruments by category

Financial assets

	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
As of March 31, 2024
Cash and cash equivalents	5,105,338	—	—	5,105,338
Amounts receivable from acquirers	90,553	—	—	90,553
Amounts receivable from card issuers	2,639,993	—	—	2,639,993
Government Bonds – LFT	—	1,325,934	2,077,487	3,403,421
Other investment	—	9,063		9,063
Trade receivables	272,601	—	—	272,601
Consumer loans	3,590,605	—	—	3,590,605
Other receivables	537,588	—	—	537,588
Total	7,131,340	1,334,997	2,077,487	10,543,824

As of December 31, 2023
Cash and cash equivalents	7,379,049	—	—	7,379,049
Amounts receivable from acquirers	138,548	—	—	138,548
Amounts receivable from card issuers	2,966,040	—	—	2,966,040
Government Bonds – LFT	—	168,461	1,956,199	2,124,660
Government Bonds – LTN	—	—	618,664	618,664
Other investment	—	8,256	—	8,256
Trade receivables	325,014	—	—	325,014
Consumer loans	560,459	—	—	560,459
Other receivables	125,958	—	—	125,958
Total	4,116,019	176,717	2,574,863	6,867,599

____________

(1)      FVTPL: fair value through profit or loss;

(2)      FVOCI: fair value through other comprehensive income.

Financial liabilities

	Amortized Cost	Total
As of March 31, 2024
Third-party funds – payment account	831,297	831,297
Third-party funds – CDB’s	12,720,394	12,720,394
Trade payables	2,027,754	2,027,754
Total	15,579,445	15,579,445

As of December 31, 2023
Third-party funds – payment account	807,700	807,700
Third-party funds – CDB’s	12,504,590	12,504,590
Trade payables	648,598	648,598
Total	13,960,888	13,960,888

____________

(1)      FVTPL: fair value through profit or loss;

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

19. Risk management (cont.)

19.6.2. Measurement of Fair Value

The following table shows the comparison between the carrying amount and the fair value of Group’s financial instruments:

	March 31, 2024			December 31, 2023
	Carrying amount	Fair value	Hierarchy Level	Carrying amount	Fair value	Hierarchy Level
Government Bonds – LFT(1)	3,403,421	3,403,421	Level l	2,124,660	2,124,660	Level l
Government bonds – LTN(1)	—	—	Level l	618,664	618,664	Level l
Other investment(2)	9,063	9,063	Level l	8,256	8,256	Level I
Total	3,412,484	3,412,484		2,751,580	2,751,580

____________

(1)      Due to their high liquidity and the short-term nature, the carrying amount of financial investments is a reasonable approximation of their fair value.

(2)      Other investment is a fixed income investment, with daily liquidity where the carrying amount is considered to be a reasonable approximation of the fair value.

The carrying amounts of related parties, prepaid expenses, advances to suppliers and trade payables are measured at amortized cost and are recorded at their original value. Settlement periods do not exceed 60 days and therefore the carrying amounts are considered reasonable approximating of the fair values. Due to the high liquidity and the short-term nature of reverse repurchase agreements, the carrying amounts are considered to be a reasonable approximation of the fair values.

As of March 31, 2024 and December 31, 2023, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

19.6.3. Offsetting of financial instruments

The balances of financial assets and liabilities can be offset (net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of March 31, 2024 and December 31, 2023 the Group does not have financial instruments that meet the conditions for offsetting.

20. Reconciliation of changes in equity and liabilities with cash flows from financing activities

Liability Lease
Balances as of December 31, 2023	58,652

Variations with effect on cash	(3,269)
Payment of leases	(3,269)

Variations without effect on cash	1,991
Net of lease payment, interest and remeasurements	1,991
Restructuring of March 14, 2024	—
Balances as of March 31, 2024	57,374

PicPay Holdings Netherlands B.V. Notes to the unaudited condensed consolidated interim financial statements as of March 31, 2024 (All amounts in thousands of reais unless otherwise stated)

20. Reconciliation of changes in equity and liabilities with cash flows from financing activities (cont.)

	Liability	Equity
	Lease	Share Capital and additional paid in share capital	Capital Reserve(15d)
Balances as of December 31, 2022	52,953	1,751,253	525,289

Variations with effect on cash	(3,121)	—	—
Payment of leases	(3,121)	—	—

Variations without effect on cash	13,154	—	1,687
Transactions with related parties(1)	—	—	1,687
Net of lease payment, interest and remeasurements	13,154	—	—
Balances as of March 31, 2023	62,986	1,751,253	526,976

____________

(1)      Refers to post-combination expenses. Refer to Note 15.d for further details

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
PicS Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of PicS Ltd. and subsidiaries (the Company) as of December 31, 2023, and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes Ltda.

KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2019.

São Paulo, Brazil

March 14, 2024

PicS Ltd. Consolidated statements of financial position At December 31, 2023 and 2022 (Thousands of Brazilian Reais)
	Note	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	7	7,379,049	6,361,401
Financial assets		6,867,599	5,057,174
Financial assets measured at fair value through other
comprehensive income	8	2,574,863	829,750
Financial investments		2,574,863	829,750
Financial investments at fair value through profit or loss	8	176,717	740,019
Financial investments		176,717	740,019
Financial assets measured at amortized cost		4,116,019	3,487,405
Trade receivables	9	3,429,602	3,417,673
Consumer Loans	26.1	560,459	—
Other receivables	10	125,958	69,732
Prepaid expenses	11	72,189	45,871
Other assets		7,573	3,684
Tax assets	25.1	608,498	204,852
Current income tax assets		515,169	198,010
Deferred tax assets		93,329	6,842
Legal deposits		457	320
Property, plant and equipment	12	30,117	34,834
Right of use assets – leases	12	48,653	44,837
Intangible assets	13	768,747	409,927
TOTAL ASSETS		15,782,882	12,162,900

LIABILITIES
Financial liabilities measured at amortized cost		13,960,888	10,558,571
Third-party funds	14	13,312,290	10,172,578
Trade payables	16	648,598	385,993
Labor obligations	18	437,665	339,267
Taxes payable	25.2	111,141	42,969
Lease liability	19	58,652	52,953
Provision for legal and administrative claims	20	11,063	6,912
Total Liabilities		14,579,409	11,000,672

Equity		1,203,473	1,162,228
Share capital	21	1,687	1,687
Additional paid-in capital	21	1,749,566	1,749,566
Capital reserve	21c	529,027	525,289
Fair value reserve	21	(113)	(265)
Other reserve	21a	194,910	194,910
(-) Accumulated losses		(1,167,125)	(1,201,648)
Non-Controlling interests		(104,479)	(107,311)
TOTAL EQUITY AND LIABILITIES		15,782,882	12,162,900

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of profit or loss For the years ended December 31, 2023 and 2022 (Thousands of Brazilian Reais, except loss per share)
		Year ended December 31
	Note	2023	2022
Net revenue from transaction activities and other services	23a	1,059,936	833,318
Financial income	23b	2,398,710	2,101,981
Total revenue and financial income		3,458,646	2,935,299

Cost of sales and services	24	(969,657)	(756,346)
Selling expenses	24	(453,749)	(853,750)
Administrative expenses	24	(823,166)	(707,848)
Credit loss allowance expenses	24	(14,290)	(1)
Financial expenses	24	(1,202,864)	(1,259,646)
Other expenses	24	(16,721)	(145,132)
Other income		23,468	88,539
Profit/(loss) before income taxes		1,667	(698,885)
Current income tax and social contribution		(50,815)	4,925
Deferred income tax and social contribution		86,503	1,063
Profit/(loss) for the period		37,355	(692,897)
Profit/(loss) attributable to the Company’s shareholders		34,523	(45,692)
Profit/(loss) attributable to non-controlling interests		2,832	(647,205)
Earnings/(loss) per share – basic and diluted (R$)	21d	1.011	(2.588)

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of comprehensive income For the years ended December 31, 2023 and 2022 (Thousands of Brazilian Reais)
	Year ended December 31
	2023	2022
Profit/(loss) for the period	37,355	(692,897)
Other comprehensive income (OCI)
– Items that can be subsequently reclassified to profit or loss
Net change in fair value of financial assets at fair value through other comprehensive income	254	1,326
Reclassification of fair value adjustments to profit or loss	(102)	(242)
Total comprehensive income/(loss)	37,507	(691,813)
Comprehensive income/(loss) attributable to the Company’s shareholders	34,655	(44,628)
Comprehensive income/(loss) attributable to non-controlling interests	2,852	(647,185)

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of changes in equity For the years ended December 31, 2023 and 2022 (Thousands of Brazilian Reais)
	Note	Share capital	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Accumulated losses	Non Controlling interest	Total
Balances as of December 31, 2021		272	894,883	502,027	(1,349)	—	(1,155,956)	135,483	375,360
Other comprehensive income for the period		—	—	—	1,084	—	—	—	1,084
Capital increases	21a	107	59,001	—	—	—	—	—	59,108
Contribution from NCI without a change in control	21a	—	—	—	—	—	—	1,396,311	1,396,311
Transactions with NCI without a change in control	21a	—	—	—	—	194,910	—	(194,910)	—
Reduction in NCI without a change in control	21a	1,308	795,682	—	—	—	—	(796,990)	—
Capital reserve	21c	—	—	23,262	—	—	—	—	23,262
Loss for the period		—	—	—	—	—	(45,692)	(647,205)	(692,897)
Balances as of December 31, 2022		1,687	1,749,566	525,289	(265)	194,910	(1,201,648)	(107,311)	1,162,228
Other comprehensive income for the period		—	—	—	152	—	—	—	152
Capital reserve	21c	—	—	3,738	—	—	—	—	3,738
Profit for the period		—	—	—	—	—	34,523	2,832	37,355
Balances as of December 31, 2023		1,687	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Consolidated statements of cash flows For the years ended December 31, 2023 and 2022 (Thousands of Brazilian Reais)
	Note	2023	2022
Profit/(loss) for the period		37,355	(692,897)
Adjustments for
Labor provisions		20,128	54,804
Depreciation/amortization	12/13	169,449	74,381
Provision for legal and administrative claims	20	10,255	7,660
Chargeback (release)/provision		—	(350)
Credit loss allowance	26.1	14,290	1
Write-off on trade receivables		—	4,091
Write-off on intangible assets	13	5,201	—
Loss or (gain) on disposal of property, plant and equipment	12/13	1,004	3,821
Interest accrued on loans	27	—	15,454
Interest accrued on consumer loans		(27,297)	—
Interest accrued on FIDC senior quotas		—	172,409
Interest accrued on financial investments		(240,580)	(334,115)

Variations in operating assets and liabilities
– financial investments		(941,079)	5,259,018
– trade receivables and other receivables		(62,352)	(776,275)
– consumer loans		(533,162)	—
– prepaid expenses		(26,318)	(19,175)
– other assets		(386,227)	(158,792)
– third-party funds		4,263,635	4,190,063
– labor obligations and taxes payable		150,180	119,184
– change in trade payables and other obligations		266,373	63,692
– legal and administrative claims	20	(6,104)	(2,209)
Interest paid		(1,147,784)	(640,969)
Net cash from (used in) operating activities		1,566,968	7,339,796

Cash flows from investing activities
Acquisition of subsidiaries net of cash acquired	28	(7,946)	—
Acquisition of common control subsidiaries net of cash acquired	2	(27,031)	154,530
Acquisition of investments		—	11
Acquisition of property, plant and equipment		(4,664)	(5,328)
Acquisition of intangible assets	13	(497,434)	(212,442)
Net cash used in investing activities		(537,075)	(63,229)

Cash flows from financing activities
Share capital increase	21a	—	59,108
Issuance of non-controlling interests	21a	—	1,248,200
Proceeds from FIDC senior quotas		—	190,672
Purchase of FIDC senior quotas	27	—	(2,326,682)
Proceeds from loans		—	50,000
Payment of loans		—	(275,000)
Payment of leases		(12,245)	(10,755)
Net cash (used in) from financing activities		(12,245)	(1,064,457)

Net increase in cash and cash equivalents		1,017,648	6,212,110

Cash and cash equivalents at the beginning of the period		6,361,401	149,291
Cash and cash equivalents at the end of the period		7,379,049	6,361,401
Net generated in cash and cash equivalents		1,017,648	6,212,110

The notes are an integral part of the consolidated financial statements.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

1. Operating context

PicS Ltd. (“PicS” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”) was incorporated on January 18, 2021, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. On April 19, 2021, the direct shareholders of PicPay Instituição de Pagamento S.A. (“PicPay”) at the time, including J&F Participações S.A. (“J&F Participações”), a corporation (sociedade anônima) incorporated under the laws of Brazil, contributed substantially all of their shares in PicPay to PicS.

On December 30, 2023, J&F International B.V. (“J&F International”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, at that time the beneficial holder of 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to Picpay Holdings Netherlands B.V. (“PicPay Netherlands”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, by way of a share premium contribution on the shares in the capital of PicPay Netherlands.

The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS). As of the date hereof, the controlling shareholder of PicPay Netherlands is J&F International, which holds 82% of the total issued and outstanding capital stock of PicPay Netherlands. J&F International is a wholly-owned subsidiary of J&F Participações.

Our principal executive offices are located in the city of São Paulo, State of São Paulo, Brazil, which provides payments and financial services to consumers and sellers. We perform activities related to digital payments, banking, lending, merchant acquiring and investments, including, among others:

PicPay is authorized by the Brazilian Central Bank to operate as a payment institution in the capacities of:

(1)    issuer of electronic currency;

(2)    issuer of postpaid payment instruments, such as credit cards and our Buy-Now-Pay-Later solutions;

(3)    acquirer;

PicPay Bank — Banco Múltiplo S.A. (formely Banco Original do Agronegócio S.A., the company´s change of name was approved by BACEN on May 26, 2022) (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities, as well as to carry out transactions in the foreign exchange market;

PicPay Invest distribuidora de títulos e valores mobiliários Ltda. (formely Liga Invest distribuidora de títulos e valores mobiliários Ltda) (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

2. Presentation and preparation of the Consolidated Financial Statements

2.1 Basis of preparation of the consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were approved by the Board of Directors at the meeting held on March 14, 2024.

The Group’s strategy is to continue growing with profitability and scale our products and services to our consumers and businesses, increasing our portfolio of financial and non-financial services. Furthermore, we will continue to pursue a closer relationship with our consumer base, willing to become their primary financial services platform over time.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the Consolidated Financial Statements (cont.)

Until it reaches maturity of its user base, and has a complete portfolio of products, the Group will continue to require contributions from its shareholders. The contribution needs are projected through periodic monitoring of the Group’s cash flow and must be approved by the Board of Directors and by BACEN. Current shareholders have committed to support all actions required for continuing as a going concern, with the firm commitment to invest additional funds, if necessary.

The consolidated financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2 Basis of consolidation

These consolidated financial statements include PicS and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether or not it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

The Group consolidates FIDC PicPay I (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I, a Receivables Investment Fund), as it has control over it. The bylaws of the FIDC grant the Group significant decision-making authority over it, such as the right to determine which credits rights are eligible to be acquired by the FIDC. The Group obtained control over FIDC PicPay I on February 23, 2021, in a transaction between entities under common control which was accounted for at cost. Additionally, in July and August 2022, PicPay Bank purchased from Banco Original the totality of senior quotas issued by the FIDC. Therefore, the group is the sole holder of 100% of all quotas (senior and subordinated) and consolidates 100% of the share capital of FIDC PicPay I.

The Company consolidates 100% of the share capital of PicPay Bank in these consolidated financial statements from the date control was obtained (February 25, 2022). On this date, J&F Participações contributed 102,192,983 shares, free and clear of any encumbrances representing 100% of the share capital of PicPay Bank, in exchange for the issuance by PicS Holding (formerly PicPay Holding Ltda.) (“PicS Holding”) of 146,900,768 common shares with a total par value of R$146,901. The Group accounting policy is to account for common control transactions at book value. As a result, on February 25,2022 the Group consolidated the following assets and liabilities: cash and cash equivalents R$153,380, tax assets R$1,396, taxes payable R$4,682 and provision for legal and administrative claims R$2,515.

The Company consolidates 100% of the share capital of Crednovo in these consolidated financial statements from the date control was obtained (September 14, 2022). On this date, J&F Participações contributed 26,000,000 shares free and clear of any encumbrances representing 100% of the share capital of Crednovo in exchange for the issuance by PicS Holding of 1,209,523 common shares with a total par value of R$1,210. Crednovo was an entity under common control. The Group accounting policy is to account for common control transactions at book value. As a result, on September 14, 2022, the Group consolidated the following assets and liabilities: cash and cash equivalents R$1,150, financial investments R$1,632, intangible assets R$1,130, labor obligations R$1,584, taxes payables R$329 and loans R$1,500.

The Group consolidates 100% of the share capital of PicPay Invest from the date control was obtained (January 24, 2023). On this date, PicPay acquired 100% of the share capital of PicPay Invest Liga Invest for R$27,395, which was settled in cash. Prior to this Liga Invest was an entity under common control. The Group accounting policy is to account for common control transactions at book value. As a result, on January 24, 2023, the Group consolidated the following assets and liabilities: cash and cash equivalents of R$364, other assets with a carrying amount of R$42,403 and liabilities with a carrying amount of R$8,040.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the Consolidated Financial Statements (cont.)

The Group consolidates 100% of the share capital of BX Negócios Inteligentes Ltda. (“BX Blue”) from the date control was obtained (February 02, 2023). On this date, the subsidiary Guiabolso acquired 100% of the share capital of BX Blue for R$9,500, which was settled in cash. Refer to Note 28 for further details.

On June 01, 2023 PicPay acquired 100% of the share capital of PicPay Digital Ltda (“PicPay Digital”) (formely BRC Coin Ltda.) for R$10, which was settled in cash. PicPay Digital was an entity under common control. The Group accounting policy is to account for common control transactions at book value. PicPay Digital is a dormant entity.

The consolidated financial statement includes the following subsidiaries:

Entity	Country	Principal activities	December 31, 2023	December 31, 2022	Direct or Indirect Control
PicS Holding Ltda.	Brazil	Holding	92.42%	92.42%	Direct
PicPay Instituição de Pagamento S.A.	Brazil	Payment Services(2)	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I(1)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda.	Brazil	Bank correspondent	100.00%	100.00%	Indirect
PicPay Bank – Banco Múltiplo S.A.	Brazil	Bank services(2)	100.00%	0.0%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	0.0%	Indirect
PicPay Invest distribuidora de títulos e valores mobiliários Ltda.	Brazil	Brokerage firm and securities dealer company	100.00%	0.0%	Indirect
BX Negócios Inteligentes Ltda.	Brazil	Bank correspondent	100.00%	0.0%	Indirect
PicPay Digital Ltda.	Brazil	Financial services	100.00%	0.0%	Indirect

____________

(1)      The     % interest represents the percentage of the subordinated quotas issued by the FIDC and held by the Group.

(2)      Bank activities are focused on CDB, lending and funding. Payment institutions activities are focused on payment services, virtual wallet and other financial activities.

Accounting policies have been applied uniformly to all consolidated entities.

3. Material accounting policies

3.1 Functional and presentation currency

The functional currency of a company is the local currency within the primary economic environment in which it operates. These consolidated financial statements are presented in Brazilian reais (R$), which is the Group presentation and functional currency. There are no significant transactions carried out in foreign currency. All financial information is presented in thousands of reais, except when otherwise indicated.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value. Cash equivalents are held in order to meet short-term cash commitments, and not for investment or for other purposes.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers and card issuers

Composed of the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by users on the Group’s payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled on or prior to 32 days following the transaction. The credit card payments through monthly installments for up to 12 months and due from the acquirer generates receivables which are measured at amortized cost and are net of provisions for credit and fraud risk (chargeback). These receivables are transferred to the FIDC PicPay I via pass-through arrangements without any impact on these consolidated financial statements due to the FIDC consolidation on PicS financial statements. Before the PicPay Bank being established, the Group assigned receivables to Banco Original, however these assignments had stopped on March 2022. Prior to March 2022, the assigned receivables to Banco Original were without recourse which led to their derecognition.

Amounts receivable from provision of services

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

Expected credit losses

Loss allowance for expected credit losses (“ECLs”) is calculated for all financial assets not held at fair value through profit or loss and is presented in the consolidated statements of financial position as a deduction from the gross carrying amount and the counterparty is recognized as an expense.

The Group understands that there is no significant credit risk on outstanding balances for its “Financial Investments measured at amortized cost” and “Other receivables”, as they are mainly to Government bonds and transactions with related parties. The table presented in Note 26.1 discloses the carrying amount of financial assets which represents the maximum credit exposure. ECLs on “Financial investments at fair value through profit or loss” are already accounted for when determining those fair values. For “Financial assets measured at fair value through other comprehensive income” the loss allowance shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position.

ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables.

The Group classifies the financial assets in stages and calculates provisions accordingly. These stages are:

•        Stage 1: no significant increase in credit risk since recognition;

•        Stage 2: significant increase in credit risk subsequent to recognition;

•        Stage 3: credit impaired.

Based on these concepts, the Group’s approach is to calculate ECL utilizing the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”) methodology.

Definition of stages

Stage 1 definition — no significant increase in credit risk since recognition

(i)     The financial asset is up to 30 days in arrears(1);

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Stage 2 definition — significant increase in credit risk subsequent to recognition

(i)     The financial asset is in arrears from 31 to 90 days;

(ii)    Increase in credit risk due to other financial assets on Stage 2(1)/(2);

Stage 3 definition — credit impaired

(i)     The financial asset is in arrears over 90 days;

(ii)    Increase in credit risk due to other financial assets on Stage 3(1)/(2);

____________

(1)      The first transaction being restructured and reset to stage 1, if the stage 2 or stage 3 transaction is restructured, they will be reset to stage 2 as per IFRS 9 guidance.

(2)      For all operations with the same client, the operation Stage will use the worst Stage among the financial asset of that client, meaning that any Stage 1 transaction will be calculated as Stage 2 if for the same client there are existing operations that fall within Stage 2.

Measuring ECL

The Group manages and calculates ECL according to the characteristics of the financial assets. For Consumer loans, ECL is calculated using the following parameters:

PD:    is the likelihood that a receivable will reach default in a given timeframe. For stage 1 financial assets, PDs are calculated based on the concept “PD90@12”, which is defined as considering 90 days of delay observed in a 12-month period, using the “ever” concept; that is to derive the PDs in the historic data, and if a customer defaulted in any of the 12 months, even if this was subsequently regularized, it is considered to be a default and the PDs are calculated from this historic data applying mathematical models. For stage 2 costumers, PDs are calculated based on the “PD Life-time” concept, which considers the likelihood of default for the contract term left, calculated through a model of conditional probability. Also, a “PD Forward-Looking” model is applied on both PD90@12 and PD Life-time parameters and allows adjustments to the PDs derived from historic data according to expectations in relation to macroeconomic variables. For stage 3, PD is considered to be 100% since the customer has already defaulted.

LGD:    is the expected percentage of the expected loss of a contract given the default. The rate guides the recognition of expected credit losses based on the asset nature and the default time window.

EAD:    is the total amount to which the Group is exposed at the time of default. It is constructed by the outstanding balance already taken and, for the revolving portfolio, also a factor on the Available Limit (already contracted). The Available Limit is weighted by the Credit Conversion Factor (“CCF”), which is a percentage of the available contracted limit, based on historical data, not used at the date and which later became a credit value, based on the observation of each customer’s behavior according to the rate of use of credit card limits and total credits contracted versus the total limit of available credits.

The Group writes-off the gross carrying amount of financial assets when it has no reasonable expectation of recovering it in its entirety or a portion thereof. Therefore, a write-off is made when all internal procedures of collecting the debt have been exhausted and the outstanding amounts are subject to enforcement activity. There were no write-offs for the year-end 2023.

For Trade Receivables (acquirer receivables and card issuers), the Group applies a simplified approach in calculating ECLs. The Group only uses acquirers authorized to operate by the BACEN, which are supervised and monitored by BACEN, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). In addition, Credit Card issuers are supervised by BACEN and the payment

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

arrangements have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, thus mitigating the risk of the acquirers and the systemic risk. Group management does not expect any significant losses from non-performance by these counterparties.

Recognized loss allowance for ECLs is presented in Note 26.

3.4 Financial assets and liabilities

Financial assets

Financial assets are classified into the following categories: (i) at fair value through other comprehensive income (FVOCI); (ii) amortized cost; and (iii) measured at fair value through profit or loss (FVTPL). The classification is made based both on the Group’s business model, for the management of the financial asset, and on the characteristics of the contractual cash flows of the financial asset.

Financial assets at fair value through other comprehensive income

A financial asset is measured at fair value through other comprehensive income if it meets the “principal and interest only” criteria, that is, cash flows that exclusively constitute principal and interest payments, and that is maintained in a business model whose objective is achieved both by obtaining contractual cash flows and by selling the financial asset.

Upon initial recognition, the Group may make an irrevocable choice to present, in other comprehensive income, subsequent changes in the fair value of investment in an equity instrument.

Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss as financial income and expenses, fair value gains and losses are recognized in Other Comprehensive Income. Upon derecognition, accumulated gains and losses in Other Comprehensive Income are reclassified to profit or loss.

Amortized cost

They are instruments maintained within the business model whose objective is to maintain financial assets in order to receive contractual cash flows and in contractual terms give rise to cash flows that constitute, solely payments of principal and interest on the principal amount outstanding (“SPPI” criterion). The amortized cost is reduced by impairment losses, interest revenue, exchange gains and losses and impairment are recognized in profit or loss.

Financial assets at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss when the assets do not meet the classification criteria of the other categories. Additionally, the Group may, upon initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss if, in doing so, it can eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets recognized in this category are exclusively maintained to manage cash flow and are not expected to be held in order to received contractual cash flow from this financial instrument.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Derecognition

A financial asset is derecognized when:

•        The contractual rights to receive cash flows from the asset have expired; or

•        The Group transferred its contractual rights to receive cash flows from the asset or assumed a contractual obligation to pay the received cash flows, without material delays, to a third party; and either the Group has transferred substantially all the risks and benefits of the asset or the Group has not transfer nor retained substantially all the risks and benefits of the asset but transferred control of the asset.

When the Group transfers its contractual rights to receive cash flows from an asset, it assesses whether, and to what extent, it has retained the risks and benefits of ownership. When the Group has neither transferred nor retained substantially all the risks and benefits of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continued involvement.

In such cases, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured based on the rights and obligations that the Company maintained.

Expected credit loss

The Group’s credit risk arises from exposures to other financial institutions or acquirers, including cash operations at banks, cash equivalents, financial investments and financial assets. As a prepaid payment institution, PicPay does not make loans directly to its users. To calculate the expected credit loss, we use the following parameters: PD (Probability of Default) — probability of default of the counterparty. LGD (Loss Given Default) — amount lost due to default and EAD (Exposure at Default) — amount exposed at the time of default. Refer to Note 26 for further details.

Financial liabilities

Financial liabilities are measured at amortized cost.

Amortized cost

Financial liabilities at amortized cost are initially measured at fair value, net of transaction costs, and subsequently measured at amortized cost using the effective interest method, with interest expenses recognized using the effective interest rate.

A financial liability is derecognized when it is settled, canceled or expired. When an existing financial liability is replaced by another from the same creditor on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

3.5 Other assets

Measured at cost of acquisition or investment plus, when applicable, indexation calculated on a pro rata die basis up to the reporting date.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The useful lives of fixed assets are estimated as follows:

•        Machinery and equipment — 10 years

•        Right of use — leases — 5 to 10 years

•        Computers and equipment — 5 years

•        Furniture and fixtures — 10 years

•        Improvements — 5 to 12 years

•        Facilities — 10 years

Items of property, plant and equipment are written off after disposal or when there are no future economic benefits arising from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

3.7 Intangible Assets

Intangible assets refer to software licenses and software developed internally or externally, have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization period for all intangible assets is 5 to 10 years, being amortized between 10% and 20% per year.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Group has sufficient intent and resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Impairment of non-financial assets

The Group assesses, at each reporting date, whether there are any indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecast calculations. A long-term growth rate is calculated and applied to project future cash flows. The Group performed its annual impairment test for CGUs that contain Goodwill. Refer to Note 13 for more details.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

3.9 Business Combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets transferred and liabilities assumed, measured at fair value.

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability are recognized in profit or loss.

Goodwill is measured as the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If the consideration transferred is smaller than the fair value of identifiable assets acquired and liabilities assumed, the difference is recognized as a gain on bargain purchase in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill acquired in a business combination is tested for impairment annually or when there are any indication that goodwill may be impaired.

Business Combination under common control

A business combination involving entities under common control is one in which all entities of the combination are controlled by the same ultimate partners, both before and after the combination, and that control is not transitory. In this situation, the pre-combination carrying amounts of the assets and liabilities are merged into the Group at their carrying amounts, without any fair value measurement adjustments. The Group does not recognize goodwill arising from these common control transactions.

Post-combination service payment

The amount remaining from the agreement with J&F International for post-combination services payments to shareholders of acquired entities, which remain as employees of the Group, are recognized as personnel expenses on a straight-line method and considers vested period established in contract.

3.10 Leases

For lease agreements with a term of more than one year, the Group recognizes: (i) a lease liability that corresponds to the sum of the consideration of the agreement at present value and (ii) a right-of-use asset. The values of the lease liability and the right-of-use asset are remeasured when changes and/or adjustments in the agreements occur, and the right-of-use asset is evaluated, at least annually (and/or when there is evidence) for impairment.

Lease agreements are recognized as follows:

Right of use assets

The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred if applicable, and lease payments made at or before the commencement date less any lease incentives received.

Lease liabilities

Initially measured at the present value of lease payments that were not paid on the start date, discounted using the Group’s incremental financing rate.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

Lease term

The Group recognizes the lease agreements in accordance with the respective contractual terms, including optional renewals when this renewal is reasonably certain.

Incremental loans interest

To calculate the present value of the payments, the Group determines the interest rate that would be paid to finance the acquisition of the leased assets, based on the rates practiced in the most recent fundraising at the time of recognition of the lease.

Interest expense

Interest expenses are recognized as a financial expense and allocated to each period during the term of the agreement.

Depreciation of right-of-use assets

The useful life of the right-of-use assets is defined as the total term of the agreement, considering, if applicable, any reasonably certain renewals, with its depreciation being recognized in a straight line over the period of its useful life.

3.11 Third party funds

They refer to the balance of the users’ pre-paid accounts and CDB that can be redeemed at any time by the user. These amounts are measured at their redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.12 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable.

The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each year, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.13 Provisions for legal and administrative claims

The recognition, measurement and disclosure of provisions are as follows:

•        Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

•        Contingent liabilities — They are only disclosed in the financial statements because they are possible obligations, since there are still uncertainties as to whether the Group has an obligation that could lead to an outflow of resources that incorporate economic benefits;

•        Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

•        Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

3.14 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15%, plus an additional 10% rate on taxable income exceeding R$240/year for Corporate Income Tax, and 9% to 20% on taxable income for Social Security Contribution. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

On April 28, 2022 a new law was approved (MP nº 1115) that increased Social Security Contribution by 1% from August 1, 2022 to December 31, 2022, which was applicable to PicPay Bank. During this period the total rate of CSLL was 21%.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contributions and are recognized in the statement of profit or loss, unless they are related to a business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period.

Cayman Islands local laws do not impose corporate income tax or tax capital gains and therefore there is no income tax impact from this jurisdiction on the Group.

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which it can be realized, based on technical studies prepared by the Group.

3.15 Revenue recognition

The Group provides a number of financial and payment products and services to its customers, which include individuals and businesses. In some of the transactions with its customers the Group acts as the principal responsible for providing the service and in other transactions the Group acts as an agent for a third party.

Revenue is recognized net of sales taxes including Taxes on Services (Imposto Sobre Serviço — ISS), Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social — PIS) and Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social — COFINS).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The principal revenue generating products and services are:

1)      Revenue from payment transaction activities and other services:

•        Wallet and Banking:    Revenues generated from transactions services provided when a customer uses a credit card registered in the app to transfer money or make payments into their digital wallet for use in a variety of transactions such as a Person-to-Person (“P2P”) payment (instant payment between two PicPay accounts) or Pix (instant payments to any other wallet or bank account). In addition, our Digital Wallet also offers Bill Payments solutions, allowing customers to pay bills via bank issued payment slips using their registered credit card or account balances in app. When the bill is paid through the account balance, PicPay receives a commission from the bill issuer. When the bill payments is paid using a credit card registered in app, PicPay receives a transaction fee on a regular credit card transaction, as well as the commission from the bill issuer, which is recognized when the bill is paid.

Also, the Group receives other fees mainly related to premium account, cash withdrawal and international remittance and exchange.

•        Credit:    PicPay´s app give consumers access to obtain loans from third party financial institutions. As a bank correspondent, PicPay receives commissions for the distribution of loans in its app. In the event of a default on the loan distributed from a third-party partner, PicPay is not required to return the commission hence performance obligation is related to the facilitation of the connection between customer and third party. Regarding debit cards and credit cards issued to PicPay consumers to make transactions in app or in person shopping, PicPay recognizes the interchange fee from card transactions once the performance obligation (to approve the transaction and process the payment) is considered fulfilled, which is almost immediately following the customer’s use of the card. The interchange fee is calculated as a percentage of the transaction amount and is retained from the payments made by PicPay to the acquirer to settle the transaction.

•        Payment Solutions for Businesses:    PicPay charges a MDR (merchant discount rate) for registered merchants accepting PicPay as payment network (“P2M”), through Qrcode, Pix, e-wallet or online (ecommerce) checkout. PicPay’s performance obligation is to facilitate the transactions by capturing, processing and settling the transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size and segmentation which it deducts from the amounts paid to the merchant.

•        Others:    Mainly refers to other commissions related to:

(1)    PicPay Shop:    Marketplace of non-financial services in app where third-party sellers can sell products and services to PicPay through an affiliated model. Customers can purchase cell phone top-ups, transport credits, credits on digital platforms, games, clothes, accessories and other digital goods. PicPay captures a take rate (%) of the total purchase volume (GMV) from the third-party sellers which varies according to the agreement with the seller. PicPay acts as an agent in such contacts, offering the good or services of the third-party sellers. PicPay’s performance obligation is fulfilled when the customer uses PicPay’s app for these transactions and the take-rate is recognized as revenue on that date;

(2)    Investments:    brokerage fee the Group receives from the distribution of investment products within our PicPay Invest platform;

(3)    Insurance:    Commissions related to the distribution of insurance products from our partners in our financial marketplace;

(4)    Corporate Benefits:    interchange fees that the Group receives from transactions conducted by our consumers with their corporate benefit cards.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

2)      Financial Income

•        Wallet and Banking:    Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in the digital wallet. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income the Group earns on funds invested in Government bonds and other short-term investments).

•        Credit:    revenues generated from interest income that the Group earns on consumer loans originated on balance. Also, credit card requested in PicPay’s app and provided under PicPay’s banking correspondent agreement with Banco Original (the issuing bank) grants PicPay a percentage of the interest income received by Banco Original.

•        Payment Solutions for Businesses:    Revenues generated from fees charged by the Group over prepayment of receivables from credit card transactions accepted by registered merchants.

•        Others:    Revenues from other financial investments.

Incentives

The Group provides incentives with a variety of characteristics, including cashback, to users to promote its platform. The following criteria are assess to determine if the incentives are considered to be a component of revenue or are separately presented as marketing expenses: (i) whether the payments are to the customer in exchange for a distinct good or service; (ii) the existence of a performance obligation of the Group to the end user; (iii) whether there is an expectation of specific future contracts as a result of the incentive and (iv) whether the incentives are in substance a payment on behalf of the merchants or other parties involved in the arrangement. If an incentive exceeds the amount of revenue generated by the transaction to which it relates, the excess is recognized as a marketing expense.

3.16 Transactions with related parties

Transactions with related parties measured at fair value are accounted as follows:

3.16.1 Relationship with Banco Original S.A.

Banco Original grants PicPay access to and copies of Banco Original’s application programming interface (“API PAG”). Under the agreement, Banco Original pays PicPay for the use of the API PAG for settlement of bank slips. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

PicPay provides Banking Correspondent and Marketplace Services to Banco Original relating to receipts, payments and other activities of third parties and receiving and forwarding proposals for Banco Original credit cards. Under the agreement, Banco Original pays to PicPay a fee per active credit card and a percentage of the total amount of credit contracted and a percentage related to the installments. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

Under the Credit Card Partnership Agreement, PicPay and Banco Original agreed to develop, promote and offer a co-branded PicPay credit card to our customers under a revenue-sharing scheme. Under the agreement, Banco Original pays a percentage of credit and debt card’s interchange fee to PicPay. The revenues are recognized in the statement of profit and loss as “commission — banking correspondent and marketplace”.

Banco Original provides the services that allows PicPay to offer to its users the ability to withdraw amounts in their accounts by using an QR Code at ATMs (“QR Code Service Agreement”). Under this agreement, PicPay pays a fee to Banco Original, according to the amount of withdrawals made per month.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

3.17 Long-term incentive plan (Share-based payment)

PicPay employees from junior to executive titles are in a Long-Term Incentive Plan (“LTIP”) which was established by PicS Ltd starting on July 1, 2021 and adopted by the Company and its subsidiaries (“PicPay”). The LTIP was designed to contribute to the Company’s success to retain talent and incentivize employees to align to PicS’s interests. LTIP beneficiaries are selected by the CEO of PicPay and submitted to the Board of Directors.

This incentive is conditional on the fulfillment of the vesting period. It is necessary that each participant is actively employed by PicPay, that is, in full exercise of his/her activities in the company on the date on which each vesting period. LTIP beneficiaries were granted rights to receive PicPay’s shares if all the conditions of the plan were met. The regulation requires 2 conditions to be met: (i) each participant will have to work at PicPay over a period of a determined time; and (ii) there is a need for an IPO (Public offering of shares) to occur or Private placement of the company’s shares to third parties.

The determined vesting period of 5 years is divided into five annual tranches. Each vesting period represents 20% of the incentive, the first being after a full year from July 1, 2021. PicPay had the ability to elect beneficiaries after July 19, 2021, applying the same vesting period. For beneficiaries hired after July 1, 2021, the vesting period began on fixed dates, depending on the quarter of hire. After completing the vesting period, the participant will receive the incentive only after a Liquidity Event, such as an IPO, within 30 days. If the Liquidity Event occurs after the vesting period has been completed, the beneficiary is fully entitled to the shares.

According to IFRS 2, PicPay must estimate the fair value of the equity instruments granted when the employee enters the LTIP agreement. Additionally, PicPay must also estimate the number of shares expected to vest and account for an expense throughout the vesting period of 5 years accounting for each installment over the specified vesting period as a separate share-based payment. Also, IFRS 2 requires both: (a) service period condition and (b) the non-market performance condition to be satisfied or likely to be satisfied before the recognition of the LTIP. Therefore, no shares were expected to vest and PicPay did not recognize any expense. Quarterly, PicPay will reassess its estimates and account for the expense on a cumulative basis. Such differences in cumulative costs recognized in different periods must be recognized in the period that the change in estimate occur. The evaluation of the likelihood of carrying out the IPO is periodically performed by the Company. The assessment takes into account several factors and scenarios, such as the global economy, investor appetite, global interest rate and others that are essential for a market launch. This assessment is based on criteria developed and monitored by the Company and if the IPO eventually becomes likely, PicS will consider the effects in accordance with IFRS 2.

Any significant legal change in the regulation of joint-stock companies, public companies, labor relations and/or the tax effects of a share delivery plan may lead to a complete review of the program. The right to receive the incentive provided for in this regulation and individual terms will terminate automatically and without any right to compensation, ceasing all legal effects, if PicPay is dissolved, liquidated, or declared bankrupt.

After completion of an IPO or a private placement of the Company’s shares to third parties, if a beneficiary is dismissed by us, resigns, retires or dies, the portion of his or her rights under the LTIP that has vested at that date will be delivered, but the non-vested portion will be cancelled. If a beneficiary is terminated for cause, all of his or her rights under the LTIP will be cancelled.

3.18 Cryptocurrency

In July 2022, the Group launched a platform that enables customers to trade crypto assets in partnership with a specialized company. Although, legally, the custody activity is carried out by the agent, the Group concluded that the transaction related to crypto assets exposes the Group to certain legal, regulatory and technological risks. As of December 31, 2023, users held crypto assets on the platform with a fair value of R$0 (R$12,740 as of December 31, 2022).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

3. Material accounting policies (cont.)

The Securities and Exchange Commission (“SEC”) issued in March 2022 staff accounting bulletin nº 121 “SAB 121”, this guidance deals with entities that have obligations to safeguard cryptographic assets held for their customers in addition to maintaining cryptographic key information necessary to access the cryptographic asset. SAB 121 requires an entity that performs these activities to record a liability and a corresponding asset for the fair value of cryptographic assets held by its customers. Therefore, the Group recognized an asset and a liability of R$0 as of December 31, 2023 (R$12,740 as of December 31, 2022) in trade receivables and trade payables, respectively. The fair value of the cryptographic assets held by the Group’s customers is measured using observable prices obtained from crypto exchanges (level 1 fair value measurement).

3.19 Derivative instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or assets referenced in the contract or agreement, which require little or no initial net investment and are settled at a future date.

The Group uses derivatives only for economic hedging purposes and not as speculative investments. Group’s derivatives are classified as at fair value through profit or loss.

4. Operating segments

Operating segments are determined based on information reviewed by the Board of Directors, which is responsible for allocating resources and assessing business performance.

The Board of Directors analyzed results and made strategic decisions based on an unsegmented measure of profit or loss, therefore, the Group operates as a single reportable segment, which is payment transaction services.

There are no assets or revenues outside of Brazil.

5. Adoption of new and revised IFRSs

5.1 New standards and amendments effective for annual periods beginning on January 1, 2023

The following amended standards and interpretations were adopted as of January 1, 2023:

•        Amendments to IAS 1 and IFRS Practice Statement 2 — Disclosure of Accounting Policies

•        Amendments to IAS 8 — Definition of Accounting Estimates

•        Amendments to IAS 12 — Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•        International Tax Reform — Pillar Two Model Rules — Amendments to IAS 12

The above-mentioned standards do not have any impact on theses financial statements.

6. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

6. Critical accounting judgments and key estimates and assumptions (cont.)

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

The following are the principal judgments and estimates made by Management during the process of applying the Group accounting policies which significantly affect the amounts recognized in the financial statements.

6.1. Fair value of transactions with related parties

As stated in Note 3.16.1, the Group holds transactions with Banco Original, which is a related party. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

6.2. Consolidation of FIDC

When assessing whether or not the Group controls FIDC, management placed more emphasis on factors other than voting or similar rights as FIDC voting rights relate mainly to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

6.3. Goodwill impairment analysis

For the purposes of impairment testing, the investments activities were the cash-generating units (“CGU’s”) in which goodwill was allocated. Impairment tests were performed and the recoverable amounts for the CGUs have been calculated as described in Note 13. The values assigned to the key assumptions represent management’s assessment in the relevant sector and have been based on data from both external and internal sources. Therefore, the discount rate, cashflow projections, long-term growth rate and other key assumptions may change as economic and market conditions change. The carrying amount and main assumptions used in determining the recoverable amounts are described in Note 13.

7. Cash and cash equivalents

	December 31, 2023	December 31, 2022
Bank balances	605,522	134,103
Voluntary deposits at Central Bank(1)	952,710	147
Short-term investments(2)	2,963,412	—
Reverse Repurchase agreements(3)	2,857,405	6,227,151
Cash and cash equivalents	7,379,049	6,361,401

____________

(1)      Voluntary deposits at central banks are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.

(2)      Short-term investments are in Brazilian Reais and the average rate of remuneration as of December 31, 2023 is 100% of the CDI rate (meaning Brazilian interbank deposit rate). These amounts mature in 1 month, becoming redeemable.

(3)      Investments with historically high liquidity and consist mainly of investments in Brazilian Treasury Bonds ("LFTs") with an average return of 100% of the basic interest rate (Special System for Settlement and Custody — SELIC, which is a reference rate for the cost of credit in Brazil, settled by the Central Bank). Those balances mature in 1 business day and are intended to finance operations.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

8. Financial Investments and Derivative Instruments

a) Financial Investments

As of December 31, 2023

	From 31 to 60 days	From 61 to 90 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Securities measured at fair value through other comprehensive income	—	421,169	732,958	1,420,759	2,574,886	(23)	2,574,863
Government Bonds – LFT(1)	—	420,584	721,243	814,316	1,956,142	57	1,956,199
Government Bonds – LTN(2)	—	585	11,715	606,444	618,744	(80)	618,664
Financial investments at fair value through profit or loss	—	—	26,054	150,660	176,715	2	176,717
Government Bonds – LFT(1)	—	—	26,054	142,404	168,459	2	168,461
Other investments	—	—	—	8,256	8,256	—	8,256
Total	—	421,169	759,012	1,571,420	2,751,601	(21)	2,751,580

As of December 31, 2022

	From 31 to 60 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value
Securities measured at fair value through other comprehensive income	189,347	633,903	6,765	830,015	(265)	829,750
Government Bonds – LFT(1)	189,347	633,903	6,765	830,015	(265)	829,750
Financial investments at fair value through profit or loss	529,056	192,007	19,045	740,108	(89)	740,019
Government Bonds – LFT(1)	529,056	192,007	—	721,063	(89)	720,974
Other investments	—	—	19,045	19,045	—	19,045
Total	718,403	825,910	25,810	1,570,123	(354)	1,569,769

____________

(1)      Treasury Selic (LFT): Variable interest rate bonds whose return follows the variation of the SELIC. Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.

(2)      Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

b) Derivative instruments

Nominal values by risk factor and maturity as of December 31, 2023

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Future contracts – Sale commitments(1)(2)
CDI rate	1,292,928	433,921	259,859	180,242	320,444	98,462
Total	1,292,928	433,921	259,859	180,242	320,444	98,462

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

8. Financial Investments and Derivative Instruments (cont.)

Nominal values by risk factor and maturity as of December 31, 2022

	Nominal value	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days
Future contracts – Sale commitments(1)(2)
CDI rate	2,640,820	752,235	957,022	—	616,728	314,835
Total	2,640,820	752,235	957,022	—	616,728	314,835

____________

(1)      Sale commitments refer to future contracts that pay fixed and receive floating.

(2)      As of December 31, 2023 and 2022 the fair value of these derivative contracts is not significant because they are settled daily with the exchange on which they were contracted.

9. Trade receivables

	December 31, 2023	December 31, 2022
Financial transactions processed by acquirers(1)(4)	138,548	2,921,615
Financial transactions processed by card issuers(2)(4)	2,966,040	390,872
Services provided to related parties(3)	275,642	79,695
Cryptocurrency assets(5)	—	12,740
Other trade receivables(6)	49,372	12,751
Total(7)	3,429,602	3,417,673

____________

(1)      Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.

(2)      Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.

(3)      It primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product. Refer to Note 22 for further details.

(4)      Amount net of provisions for credit and fraud risk (chargeback) in the amount of R$4 and R$4,453, respectively, as of December 31, 2023 (R$1 and R$7,044, respectively, in the year end of December 31, 2022), (Note 26).

(5)      We wound down our cryptocurrency activities, therefore on October 26 2023, the Group issued a statement to its customers about the discontinuation of cryptocurrency operations. From that date, customers were no longer allowed to deposit new cryptocurrency assets in their wallets, so those with existing cryptocurrency were required to transfer their assets out of our wallet or liquidate their balances by December 11, 2023.

(6)      It mainly refers to transactions involving related parties. Refer to Note 26.1 for further details.

(7)      As of December 31, 2023 R$2,305,504 (R$2,449,427, on December 31, 2022) of these receivables are held by the FIDC.

There are no past due receivables on December 31, 2023 and 2022. Contractual maturities of trade receivables is disclosed in Note 26.

10. Other receivables

	December 31, 2023	December 31, 2022
Receivables – related parties(1)	120,241	69,354
Advance to suppliers	5,717	377
Sundry receivables	—	1
Total	125,958	69,732

____________

(1)      Mainly refers to amount receivable from J&F Participações for marketing expenses. Refer to Note 22 for further details.

The maturity analysis of other receivables is disclosed in Note 26.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

11. Prepaid expenses

The amount recognized on December 31, 2023 as prepaid expenses was R$72,189 (R$45,871 on December 31, 2022). The increase was primarily driven by payments made in advance of the receipt of the corresponding goods or services related to issuance of cards, which includes printing, packing, and shipping costs. These expenses are recognized when the corresponding goods or services are received.

12. Right of use assets and Property, plant and equipment

The Group has no contractual commitments for property, plant and equipment and right of use assets.

	December 31, 2023			December 31, 2022
	Cost Value	Accumulated Depreciation	Total	Cost Value	Accumulated Depreciation	Total
Right of use – leases(1)	73,517	(24,863)	48,654	64,399	(19,562)	44,837
Computers and equipment	38,854	(25,440)	13,414	36,108	(17,297)	18,811
Improvements on leasehold properties	20,524	(8,449)	12,075	17,135	(6,212)	10,923
Furniture and fittings	4,187	(1,410)	2,777	3,790	(1,011)	2,779
Machinery and equipment	2,744	(959)	1,785	3,948	(1,687)	2,261
Facilities	105	(40)	65	89	(29)	60
Total	139,931	(61,161)	78,770	125,469	(45,798)	79,671

The table below demonstrates the changes during the periods presented:

As of December 31, 2023

	December 31, 2022	Additions	Additions through aquisitions(2)	Reclassitication	Write-offs	Depreciation for the period	December 31, 2023
Right of use – leases(1)	44,837	13,544	—	—	(878)	(8,849)	48,654
Computers and equipment	18,811	1,024	856	201	(86)	(7,392)	13,414
Improvements on leasehold properties	10,923	3,278	103	—	(5)	(2,224)	12,075
Furniture and fittings	2,779	362	68	—	(35)	(397)	2,777
Machinery and equipment	2,261	—	—	(201)	—	(274)	1,785
Facilities	60	—	15	—	—	(10)	65
Total	79,671	18,208	1,042	—	(1,004)	(19,146)	78,770

As of December 31, 2022

	December 31, 2021	Additions	Remeasurement contract	Additions through aquisitions(2)	Write-offs	Depreciation for the period	December 31, 2022
Right of use – leases(1)	51,709	3,979	(3,810)	—	—	(7,041)	44,837
Computers and equipment	24,914	892	—	83	—	(7,078)	18,811
Improvements on leasehold properties	12,963	—	—	—	—	(2,040)	10,923
Furniture and fittings	3,101	62	—	8	(9)	(382)	2,779
Machinery and equipment	2,334	396	—	—	(2)	(466)	2,261
Facilities	69	—	—	—	—	(9)	60
Total	95,090	5,328	(3,810)	91	(11)	(17,016)	79,671

____________

(1)      The Group’s lease agreements are detailed in Note 19.

(2)      Additions through business combination and common control transactions

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

13. Intangible assets

	December 31, 2023
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	783,203	(163,160)	—	620,043
Software licenses	70,175	(37,441)	(128)	32,606
Computer Software or Programs – Purchased	43,203	(19,217)	(624)	23,362
Software acquired through business combination(2)	66,924	(24,708)	—	42,216
Goodwill(2)	50,520	—	—	50,520
Total	1,014,125	(244,526)	(852)	768,747
	December 31, 2022
	Cost Value	Accumulated Amortization	Accumulated Impairment	Total
Trademarks and patents	100	—	(100)	—
Internally developed software(1)	336,341	(60,501)	—	275,840
Software licenses	25,562	(14,636)	(128)	10,798
Computer Software or Programs – Purchased	41,133	(11,291)	(624)	29,218
Software acquired through business combination(2)	61,033	(12,207)	—	48,826
Goodwill(2)	45,245	—	—	45,245
Total	509,414	(98,635)	(852)	409,927

The table below demonstrates the changes during the periods presented:

As of December 31, 2023

	December 31, 2022	Additions	Reclassification	Write-offs	Additions through aquisitions(3)	Amortization for the period	December 31, 2023
Internally/Externally developed software(1)	275,840	413,021	38,438	(4,774)	1,267	(103,749)	620,043
Software licenses	10,798	71,177	(38,438)	(427)	15,623	(26,127)	32,606
Computer Software or Programs – Purchased	29,218	2,070	—	—	—	(7,926)	23,362
Software acquired through business combination(3)	48,826	5,891	—	—	—	(12,501)	42,216
Goodwill(2)(4)	45,245	—	—	—	5,275	—	50,520
Total	409,927	492,159	—	(5,201)	22,165	(150,303)	768,747

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (cont.)

As of December 31, 2022

	December 31, 2021	Additions	Reclassification	Additions through aquisitions(3)	Amortization for the period	December 31, 2022
Internally/Externally developed software(1)	119,447	184,807	7,190	1,130	(36,734)	275,840
Software licenses	14,021	5,119	(7,190)	—	(1,152)	10,798
Computer Software or Programs – Purchased	13,974	22,516	—		(7,272)	29,218
Software acquired through business combination(3)	61,033	—	—	—	(12,207)	48,826
Goodwill(2)	45,245	—	—	—	—	45,245
Total	253,720	212,442	—	1,130	(57,365)	409,927

____________

(1)      Development of continuing improvements in the digital solutions such as mobile banking application, marketplace and B2B. The useful life of the internally and externally developed software is defined as being between 5 to 10 years and the amortization is recognized as “cost of sales and services”.

(2)      Goodwill recognition is detailed in Note 28.

(3)      Additions through business combination and common control transactions.

(4)      On December 29, 2023, the Company performed the impairment test for the Guiabolso CGU that includes goodwill and the estimated recoverable amount exceeded its carrying amount. The recoverable amount is measured based on a value in use calculation through discounted free cash flow projections by management, covering a ten-year period. The ten-year period was determined based on the expected time required for the CGU to present a stable operating activity, (i.e., without operating variations deemed relevant). The main assumptions used in determining the recoverable amounts are an average discount rate of 40% per annum and growth rate of 3% per annum, based on long-term inflation extracted from BACEN. Refer to Note 3.8 for further details.

The Group has no contractual commitments for the acquisition or development of intangibles.

14. Third-party funds

	December 31, 2023	December 31, 2022
User balance – Payment accounts(1)/(5)	669,839	753,129
User balance – CDB(2)/(5)	12,368,426	9,187,225
Balance of commercial establishments – corporates(3)	208,943	165,266
Bank slips to be processed(4)	65,082	66,958
Total	13,312,290	10,172,578

____________

(1)     Refers to the balance of the payment account held by users backed by financial investments (as disclosed in note 26.1a) and amounts referring to withdrawals pending processing at the recipient’s bank.

(2)     Beginning July, 2022, Picpay Bank started to offer CDB to its users. These are indexed to the CDI and can be redeemed at any time by the user. There is no regulatory requirement to maintain the amounts deposited in this product in specifically identified assets.

(3)     Refers to balances payable to commercial establishments related to the processing of sales via the PicPay arrangement.

(4)     Bank slips paid with the PicPay application outside the bank clearing period.

(5)     These amounts contain the checking accounts and their respective balances and investments positions transferred from Banco Original to PicPay. During the transfer, Banco Original allowed any individual customers to close their accounts or, for those who already had an account with both Banco Original and PicPay, Banco Original automatically closed the current account and their balances were transferred compulsory. For those who did not take any action, a new account was open in PicPay and the balances were transferred automatically from Banco Original. The migration took place after the third quarter of 2023 and was accounted at a fair value of approximately R$411,000 as cash and cash equivalents, counterparty third-party funds. The transaction involved no consideration from the Group to Banco Original, as well guarantees or security. There is no outstanding balances with Banco Original relating to this transaction.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

15. Loans

Amounts borrowed through the issuance of CCBs (Bank Credit Notes) which do not have any covenants. No expenses were registered in the year ended December 31, 2023 (R$14,680, in the year ended December 31, 2022).

16. Trade payables

	December 31, 2023	December 31, 2022
Service providers and consumables	212,764	140,636
Related parties (Note 22)	270,065	164,664
Operational suppliers	130,218	64,577
Crypto currency liabilities(1)	—	12,740
Contingent consideration(2)	1,869	—
Other suppliers	33,682	3,376
Total	648,598	385,993

____________

(1)     We wound down our cryptocurrency activities, therefore on October 26 2023, the Group issued a statement to its customer about the discontinuation of cryptocurrency operations. From that date, customers were no longer allowed to deposit new cryptocurrency assets in their wallets, so those with existing cryptocurrency were required to transfer their assets out of their wallet or liquidate their balances by December 11, 2023.

(2)     Relates to the earn-out of BX Blue acquisition. Refer to Note 28 for further details.

17. Obligations to FIDC quota holders

The obligations to FIDC quota holders relate to amounts due on senior quotas issued with the securitization of credit card receivables using the FIDC. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

The senior quotas accrue a remuneration of CDI + 0.80% per annum, and are fully redeemable at the maturity date in February 2024. In the year ended December 31, 2023 no interest was accrued for the period (R$172,409 in the year ended December 31, 2022) recorded as “financial expenses”.

In July and August, 2022, PicPay Bank purchased from Banco Original the totality of senior quotas issued by the FIDC. Following this purchase, there are no senior quotas held by entities outside of the Group.

As of December 31, 2023, PicPay Bank holds all of the FIDC´s issued senior quotas. The subordinated quotas are also held by the Group such that the FIDC no longer has any liabilities to third parties outside of the Group.

17.1 Summarized financial information of FIDC PicPay I

	December 31, 2023	December 31, 2022
Current Assets	2,825,592	3,049,852
Total Assets	2,825,592	3,049,852
Current Liabilities	92	254
Non-current Liabilities	2,407,068	1,842,142
Total Liabilities	2,407,160	1,842,396
Equity	(569,142)	284,561
Accumulated profit for the period	987,666	922,895
Total Equity and Liabilities	2,825,684	3,049,852

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

17. Obligations to FIDC quota holders (cont.)

	December 31, 2023	December 31, 2022
Interest income from receivables	1,237,073	1,196,000
Other Income	123,749	501,418
Total Revenues	1,360,822	1,697,418
Other expenses	(88,321)	(486,653)
Interest accrued attributable to the redeemable senior quotas(2)	(284,835)	(287,870)
Net cash used in operating activities	1,610,628	715,761
Net cash generated from financing activities	(1,588,000)	(710,328)
Net decrease in cash and cash equivalents	22,628	5,433

There are statutory restrictions over the transfer of FIDC’s net assets to PicPay as the FIDC’s statute requires that the FIDC maintains a minimum mandatory proportion of 10% of subordinated quotas in relation to the total of outstanding quotas in order to protect the payments due to the senior quotaholders.

18. Labor obligations

	December 31, 2023	December 31, 2022
Personnel expenses payable	316,094	261,171
Social security charges payable	121,571	78,096
Total	437,665	339,267

19. Leases

The table below shows the lease balances payable by maturity.

	December 31, 2023	December 31, 2022
Year of maturity
2023	—	7,247
2024	8,314	6,423
2025	9,057	6,997
2026	9,867	7,623
2027	10,750	8,304
2028	11,711	—
Over 5 years	8,953	16,359
Lease liabilities	58,652	52,953

In addition, the amount of R$5,185 in the year ended December 31, 2023 (R$4,628 in the year ended December 31, 2022) was recorded as financial expenses related to interest on the lease and R$8,849 in the year ended December 31, 2023 (R$7,041 in the year ended December 31, 2022) was registered in administrative expenses related to depreciation of the right of use asset (Note 12). In year ended December 31, 2023 total cash payments of R$12,245 (R$10,755 in the year ended December 31, 2022) were made under the lease contracts.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

20. Provision for legal and administrative claims

	Civil Claims		Labor Claims		Total Claims
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Opening balance	3,877	1,418	3,035	43	6,912	1,461
Constitution	10,494	6,897	1,784	966	12,278	7,863
Constitution through acquisitions	—	—	135	2,590	135	2,590
Reversal	(1,615)	(2,229)	(543)	(564)	(2,158)	(2,793)
Reversal due to payment	(6,104)	(2,209)	—	—	(6,104)	(2,209)
Closing balance	6,652	3,877	4,411	3,035	11,063	6,912

a) Civil claims

As of December 31, 2023, the Group recognized provisions of R$6,652 (R$3,877, in the year ended December 31, 2022) for civil claims, the majority of which are brought by PicPay users claiming compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$71,822 (R$40,458, in the year ended December 31, 2022). The Group estimates that the expected disbursement schedule is 18 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

b) Labor claims

As of December 31, 2023, the Group recognized a labor provision of R$4,411 (R$3,035, in the year ended December 31, 2022), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$18,360 (R$3,783, in the year ended December, 2022). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

c) Tax claims

As of December 31, 2023 and 2022, the Group did not have tax claims classified as a probable risk of loss. The amount considered as a possible risk of loss, where no provision is required, is of R$12,432 (R$11,650, in the year ended December 31, 2022).

21. Equity

Share capital and additional paid in share capital

As of December 31, 2022 the total authorized share capital is US$ 905 thousand (US$ 200 thousand in December 31, 2021) divided into 90,500,000 (40,000,000,000 as of December 31, 2021) shares of a nominal or par value of US$ 0.01 each comprised of (i) 750,000 Class A Common Shares; (ii) 86,000,000 Class B Common Shares and (iii) 3,750,000 remaining shares which are undesignated and may be issued by our Board of Directors as common shares of any class or as preferred shares.

As of December 31, 2023 the share capital subscribed is R$1,687 (R$1,687 as of December 31, 2022) and paid-in share capital is R$1,749,566 (R$1,749,566 as of December 31, 2022) which is represented by 34,154,137 (34,154,137 as of December 31, 2022) shares of which 131,400 (131,40 as of December 31, 2022) are class A common shares and 34,154,137 (34,154,137 as of December 31, 2022) are class B common shares entitled 10 votes per share and with priority in the distribution of dividends, all nominative.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

Additional paid-in capital relates to amounts contributed by shareholders over the par value at the issuance of shares.

a) Changes in share capital and additional paid-in share capital

	Number of shares		Total number of shares	Total amount
	Common Shares	Preferred Shares
Total as of December 31, 2021	262,800,000	12,073,207,736	12,336,007,736	895,155
Shares subscribed on May 17, 2022	—	23,883,522,726	23,883,522,726	395,082
Shares subscribed on June 30, 2022	—	4,101,097,815	4,101,097,815	59,108
Reverse share split on October 10, 2022	(262,668,600)	(40,037,799,363)	(40,300,467,963)	—
Shares subscribed on October 27, 2022	—	13,993,823	13,993,823	401,908
Total as of December 31, 2022	131,400	34,022,737	34,154,137	1,751,253
Total as of December 31, 2023	131,400	34,022,737	34,154,137	1,751,253

Capital increase

On June 30, 2022 J&F International invested R$59,108 through the issue and subscription of 4,101,097,815 Class B Common Shares in PicS. PicS immediately invested the same amount in PicS Holding through the issue and subscription of 59,108,000 shares.

Changes in non-controlling interest without a change in control

During 2022, J&F Participações contributed R$1,396,311 to the Group (R$1,248,200 in cash, R$146,901 in shares of PicPay Bank and R$1,210 in shares Crednovo). The total amount of R$194,910 arising from the difference between the invested amount and the carrying amount was recognized in the transactions with non-controlling interests reserve within equity. Part of these shares (23,897,516,549 shares) were subsequently exchanged for PicS shares, reducing the non-controlling interest by an amount of R$796,990. Refer to the table below for further details.

	PicS	J&F Participações	Total
Changes in composition share capital – PicS Holding
January 31, 2022	63.9058%	36.0942%	100.0000%
February 25, 2022	50.4772%	49.5228%	100.0000%
March 30 2022	50.4772%	49.5228%	100.0000%
April 27, 2022	34.0590%	65.9410%	100.0000%
May 17, 2022	99.9999%	0.0001%	100.0000%
May 31, 2022	99.9999%	0.0001%	100.0000%
June 24, 2022	78.7848%	21.2152%	100.0000%
June 30, 2022	67.2232%	32.7768%	100.0000%
August 31 2022	59.0659%	40.9341%	100.0000%
September 14, 2022	59.0274%	40.9726%	100.0000%
September 29, 2022	58.9575%	41.0425%	100.0000%
October 27, 2022	99.9999%	0.0001%	100.0000%
December 29, 2022	92.4189%	7.5811%	100.0000%
December 31, 2023 and 2022	92.4189%	7.5811%	100.0000%

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

b) Composition of share capital

As of December 31, 2023

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.(1)	—	0.0000%	34,022,737	100.0000%	34,022,737	99.6153%
JAB Capital SP Fund	31,500	23.9726%	—	0.0000%	31,500	0.0922%
Belami Capital SP Fund	74,925	57.0206%	—	0.0000%	74,925	0.2194%
AGR Capital SP Fund	24,975	19.0068%	—	0.0000%	24,975	0.0731%
Total	131,400	100.0000%	34,022,737	100.0000%	34,154,137	100.0000%

____________

(1)      On December 30, 2023, J&F International, at that time the beneficial holder of 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicPay Netherlands, by way of a share premium contribution on the shares in the capital of PicPay Netherlands. The legal transfer of the Class B common shares of PicS to PicPay Netherlands was effected on March 14, 2024. As of the date hereof, PicPay Netherlands directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS).

As of December 31, 2022

	Number of Class A common Shares	Class A %	Number of Class B common shares	Class B %	Total number of shares	Total shares %
Shareholder
J&F International B.V.	—	0.0000%	34,022,737	100.0000%	34,022,737	99.6153%
JAB Capital SP Fund	31,500	23.9726%	—	0.0000%	31,500	0.0922%
Belami Capital SP Fund	74,925	57.0206%	—	0.0000%	74,925	0.2194%
AGR Capital SP Fund	24,975	19.0068%	—	0.0000%	24,975	0.0731%
Total	131,400	100.0000%	34,022,737	100.0000%	34,154,137	100.0000%

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

21. Equity (cont.)

c) Capital Reserve

The effects of measuring the fair value of transactions carried out between the Company and shareholders were recognized in the capital reserve, as shown in the table below:

	December 31, 2023	December 31, 2022
Opening balance	525,289	502,027
Post-combination expenses(1)	3,738	23,262
Closing balance	529,027	525,289

____________

(1)      Effects related to the payments made by the controlling shareholder for post-combination services received after the Guiabolso business combination, according to Note 28.

d) Earnings (loss) per share

	Year ended December 31
	2023	2022(1)
Profit/(loss) attributable to the Company’s shareholders	34,523	(45,692)
Weighted average quantity of shares	34,154,137	17,657,635
Earnings/(loss) per share – basic and diluted (R$)	1.011	(2.588)

____________

(1)      The loss per share for the year ended December 31, 2022 has been adjusted to correct an immaterial mathematical error to the loss used in the numerator for the earnings per share calculation. The calculation was adjusted to use profit (loss) attributable to Company's shareholders in the numerator for the year ended December 31, 2022.

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

Earnings (loss) per share for all periods presented has been calculated to reflect the capital structure of the Group following the Restructuring. As such, for periods prior to the Restructuring, the assumed quantity of shares issued is based on the quantity of shares issued by PicS on the date of the restructuring, adjusted proportionately to reflect capital increases made in PicPay during those periods.

On October 10, 2022 the Company effected a reverse stock split in the proportion of 2,000 to 1. The quantity of shares used in the earnings per share calculation was adjusted retrospectively.

22. Transactions with related parties

Transactions involving related parties are carried out based on conditions negotiated between the Group and the related parties. Outstanding balances at period end are not guaranteed. On December 31, 2023 and 2022, the Group did not record any impairment loss on trade receivables related to the amounts owned by related parties as it understands that there is no significant credit risk on outstanding balances.

In July 2023, the personal checking accounts and associated assets were transferred from Banco Original’s to PicPay platform. Refer to Note 14 for further details.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

22. Transactions with related parties (cont.)

For the year ended December 31, 2023, the amount paid as compensation includes short-term benefits to key management personnel was R$18,457 (R$16,645 in the year ended December 31, 2022). The amounts were recognized as an expense during the reporting period.

	J&F Participações	Banco Original	Key Personnel/ Others(a)	Total
As of December 31, 2023
Assets
Cash and cash equivalents	—	4,212,893	—	4,212,893
Trade receivables	23	294,965	15,882	310,870
Other receivables	67,507	—	1,088	68,595
Total	67,530	4,507,858	16,970	4,592,358

Liabilities
Trade payables	—	270,427	9	270,436
Third-party funds	—	50	127,633	127,683
Total	—	270,477	127,642	398,119

In the year ended December 31, 2023
Revenues and expenses
Revenue from payment transaction activities and other services	—		—	—
Commission – banking correspondent and marketplace	—	220,447	—	220,447
Revenue from financial investments	—	303,249	—	303,249
Cost of sales and services	—	(17,279)	—	(17,279)
Financial expenses	—	(20,169)	—	(20,169)
Administrative expenses	—	76,510	(18,457)	58,053
Total	—	562,758	(18,457)	544,301

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

22. Transactions with related parties (cont.)

	J&F Participações	Banco Original	Crednovo S.A.	Key Personnel/ Others(a)	Total
As of December 31, 2022
Assets
Cash and cash equivalents	—	800,424	—	—	800,424
Trade receivables	—	79,695	—	—	79,695
Other receivables	67,480	1,870	—	—	69,350
Total	67,480	881,989	—	—	949,469
Liabilities
Trade payables	—	164,787	—	—	164,787
Third-party funds	—	—	—	1,674	1,674
Total	—	164,787	—	1,674	166,461

In the year ended December 31, 2022
Revenues and expenses
Revenue from payment transaction activities and other services	—	114,119	—	—	114,119
Commission – banking correspondent and marketplace	—	83,443	842	—	84,285
Revenue from financial investments	—	—	—	—	—
Cost of sales and services	—	—	—	—	—
Financial expenses	—	(218,816)	—	—	(218,816)
Administrative expenses	—	—	—	(16,645)	(16,645)
Total	—	(21,255)	842	(16,645)	(37,058)

____________

(a)      Includes C-suite, Board of Directors and close family members of key personnel, among others.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments:    The amount refers to the current account balance and financial investments at Banco Original.

Trade receivables:    primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay Card product.

Other trade receivables:    refers to amounts receivable under a reimbursement agreement between PicPay and J&F Participações, related to marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021.

Trade payables:    the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost and the transfer of the amount transacted in P2M.

Third-party funds:    refers to the balance in the pre-paid accounts of related parties.

Obligations to FIDC quota holders: refer to the amount payable on the senior quotas.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

22. Transactions with related parties (cont.)

Revenues and expenses with related parties

(1)    Revenues related to the agreements with Banco Original.

The agreement for the use of the API PAG has an indefinite term and either party may terminate the agreement upon notice. In the year ended December 31, 2023, the Group recognized a revenue of R$13,616 (R$15,160 in the year ended December 31, 2022). Refer to Note 3.16.1 for further details.

The Banking Correspondent Services agreement has an indefinite term, and either party may terminate the agreement upon notice. For the year ended December 31, 2023, the Group recognized a revenue of R$0 (R$62,979 in the year ended December 31, 2022). Refer to Note 3.16.1 for further details.

The Credit Card Partnership Agreement has a term of 10 years and will be automatically renewed for another five years, unless either party objects upon notice. For the year ended December 31, 2023, the Group recognized a revenue of R$154,880 (R$119,422 in the year ended December 31, 2022). Refer to Note 3.16.1 for further details.

(2)    In the year ended December 31, 2023 PicPay had financial investments placed with Banco Original, which generated financial income of R$303,249 (R$78,929 in the year ended December 31, 2022). Refer to Note 8 for further details.

(3)    Mainly refers to the QR Code Service Agreement which was settled for an indefinite period and either party may terminate the agreement upon notice. The Group recognized an expense of R$17,279 in the year ended December 31, 2023 (R$37,358 in the year ended December 31, 2022). Refer to Note 3.16.1.

(4)    Mainly refers to FIDC senior quota holders. Refer to Note 17 for further details. For the year ended December 31, 2023, the Group recognized an expense of R$0 (R$172,409 in the year ended December 31, 2022)

(5)    Fee received from Crednovo related to P2P lending services until September 2022 when Crednovo began to be consolidated by the Group.

23. Net revenue from transactions related to wallet and banking, cards, loans and other services

In the following tables, the net revenue from payment transaction activities and other services and financial income are disaggregated by major businesses.

a) Net revenue from payment transaction activities and other services

	Year ended December 31
	2023	2022
Wallet and Banking	560,510	518,958
Credit	259,051	254,933
Payment Solutions for Businesses	133,351	53,296
Others	107,024	6,131
Total	1,059,936	833,318

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

23. Net revenue from transactions related to wallet and banking, cards, loans and other services (cont.)

b) Financial income

	Year ended December 31
	2023	2022
Wallet and Banking	2,263,615	2,009,879
Credit	27,983	1,515
Payment Solutions for Businesses	35,781	68,671
Others	71,331	21,916
Total	2,398,710	2,101,981

24. Expenses by nature

	Cost of sales and services	Selling expenses	Administrative expenses	Credit loss allowance expenses	Financial expenses	Other expenses	Year ended December 31, 2023
Marketing expenses(1)	—	(306,763)	(5,791)	—	(6)	—	(312,560)
Transactions expenses(2)	(314,383)	(108,849)	(12,844)	(14,290)	—	(2,463)	(452,829)
Personnel expenses	(284,902)	(36,539)	(632,375)	—	—	—	(953,816)
Financial expenses(3)	—	—	—	—	(1,202,858)	(9,620)	(1,212,478)
Technology expenses(4)	(244,442)	—	(67,656)	—	—	—	(312,098)
Administrative expenses(5)	—	(320)	(60,072)	—	—	(4,638)	(65,030)
Depreciation and amortization(6)	(125,930)	(1,278)	(42,615)	—	—	—	(169,823)
Tax expenses	—	—	(1,813)	—	—	—	(1,813)
Total	(969,657)	(453,749)	(823,166)	(14,290)	(1,202,864)	(16,721)	(3,480,447)
	Cost of sales and services	Selling expenses	Administrative expenses	Credit loss allowance expenses	Financial expenses	Other expenses	Year ended December 31, 2022
Marketing expenses(1)	—	(550,469)	(4,603)	—	—	—	(555,072)
Transactions expenses(2)	(247,936)	(137,732)	1,625	(1)	—	(136,830)	(520,874)
Personnel expenses	(246,780)	(161,060)	(525,007)	—	—	—	(932,847)
Financial expenses(3)	—	—	—	—	(1,259,646)	(150)	(1,259,796)
Technology expenses(4)	(214,722)	—	(84,718)	—	—	—	(299,440)
Administrative expenses(5)	—	(1,333)	(70,379)	—	—	(8,103)	(79,815)
Depreciation and amortization(6)	(46,908)	(3,156)	(24,243)	—	—	(17)	(74,324)
Tax expenses	—	—	(523)	—	—	(32)	(555)
Total	(756,346)	(853,750)	(707,848)	(1)	(1,259,646)	(145,132)	(3,722,723)

____________

(1)      The composition of the amount spent was mainly: on promotional campaigns (user incentives to promote increased user engagement and new user acquisition) R$59,739 in the year ended December 31, 2023 (R$300,951 in the year ended December 31, 2022); on advertising R$126,605 in the year ended December 31, 2023 (R$124,646 in the year ended December 31, 2022); and on media and production R$114,403 in the year ended December 31, 2023 (R$106,181 in the year ended December 31, 2022), and tax credits of zero (R$(22,141) in the year ended December 31, 2022);

(2)      Relates mainly to credit card issuance in the amount of R$38,937 in the year ended December 31, 2023 (R$61,625 in the year ended December 31, 2022), fraud expenses of R$40,550 in the year ended December 31, 2023 (R$82,807 in the year ended December 31, 2022), expenses related to verification and prevention of fraud in registration and transactions with users of R$219,116 in the year ended December 31, 2023 (R$252,010 in the year ended December 31, 2022), write off

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

24. Expenses by nature (cont.)

related to operational failures that occur during payment processing of R$(18,552) in the year ended December 31, 2023 (R$26,240 in the year ended December 31, 2022), processing fees charged by the liquidating banks of R$119,771 in the year ended December 31, 2023 (R$69,960 in the year ended December 31, 2022), tax credits of zero (R$(23,675) in the year ended December 31, 2022), and loss allowance for expected credit losses of R$14,290 in the year ended December 31, 2023 (R$1 in the year ended December 31, 2022);

(3)      Relates mainly to the expenses with interest to CDB’s of R$1,123,879 (R$439,074 in the year ended December 31, 2022) interest on advance of receivables of R$20,093 in the year ended December 31, 2023 (R$92,858 in the year ended December 31, 2022), remuneration of the balance of the users portfolio of R$44 in the year ended December 31, 2023 (R$527,694 in the year ended December 31, 2022), interest to fund FIDC senior quota holders of zero in the year ended December 31, 2023 (R$172,409 in the year ended December 31, 2022) and interest on lease agreements of R$5,185 in the year ended December 31, 2023 (R$4,628 in the year ended December 31, 2022). Interest accrued to loans of zero in the year ended December 31, 2023 (R$14,680 in the year ended December 31, 2022) and fair value changes of derivative instruments R$912 in the year ended December 31, 2023 (R$(480) in the year ended December 31, 2022) also comprise part of the balance. In addition, includes taxes on financial transactions, default interest (interest paid on late payments to our suppliers), and bank fees (including transfer fees we pay in connection with payments to our suppliers);

(4)      Technology expenses are related to outsourced server infrastructure in the amount of R$190,711 in the year ended December 31, 2023 (R$181,021 in the year ended December 31, 2022), data analysis and control in the amount of R$24,046 in the year ended December 31, 2023 (R$37,559 in the year ended December 31, 2022), maintenance/monthly payments of systems in the amount of R$40,205 in the year ended December 31, 2023 (R$45,428 in the year ended December 31, 2022) and software license in the amount of R$55,171 in the year ended December 31, 2023 (R$31,118 in the year ended December 31, 2022), and tax credits of R$(159) (R$(15,996) in the year ended December 31, 2022);

(5)      These expenses primarily relate to consulting, advice and building expenses.

(6)      The depreciation and amortization expenses are segregated between cost of sales and services and selling expenses and administrative expenses as shown below:

	Year ended December 31
	2023	2022
Depreciation
Cost of sales and services	(10,184)	(6,766)
Selling expenses	(772)	(2,119)
Administrative expenses	(15,934)	(8,125)
	(26,890)	(17,010)
Amortization
Cost of sales and services	(115,746)	(40,142)
Selling expenses	(506)	(1,037)
Administrative expenses	(26,681)	(16,135)
	(142,933)	(57,314)
Depreciation and amortization	(169,823)	(74,324)
PIS and COFINS credits(1)	—	(37)
Depreciation and amortization	(169,823)	(74,361)

____________

(1)      PicPay has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization expenses when incurred.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

25. Taxes

25.1 Tax assets

	December 31, 2023	December 31, 2022
Income tax to offset(1)	515,153	198,010
Deferred tax assets(2)	93,345	6,842
Total	608,498	204,852

____________

(1)      Primarily relates to withholding income taxes on income from financial investments which can be used to settle other federal tax amounts due.

(2)      Mainly relates to subsidiaries Guiabolso and PicPay Bank in 2023 and 2022, respectively.

25.1.1 Deferred tax assets

	December 31, 2022	Realization	Additions	December 31, 2023
Temporary differences related to other liabilities(1)	2,275	—	9,573	11,848
Tax loss and social contribution negative basis(2)	4,567	—	76,930	81,497
Total	6,842	—	86,503	93,345

____________

(1)      The balance refers to the provision for contingencies on the date of acquisition of the subsidiary and other administrative and operational expenses.

(2)      The subsidiary Guiabolso has incurred in loss over the last financial year ended on December 31, 2022. For the year ended on December 31, 2023, the subsidiary Guiabolso incurred in profit and due to the expected new services (Ads) and the increase in auto-secured (a personal loan that uses the consumer’s car as a collateral), FGTS (Severance Indemnity Fund for Employees in Brazil) and Payroll loans, the group has concluded that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary. The subsidiary is expected to generate taxable income from 2024 onwards. The losses can be carried forward indefinitely and have no expiry date.

25.2 Taxes payable

	December 31, 2023	December 31, 2022
Withholding tax on interest paid to users	5,223	4,047
Tax and charges on payroll	29,696	22,481
Social contribution on revenues	21,008	13,686
Income tax and social contribution	51,543	—
Other taxes	3,671	2,755
Total	111,141	42,969

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

25. Taxes (cont.)

25.3 Income Tax

	Year ended December 31, 2023			Year ended December 31, 2022
	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total
Accounting profit before tax and after equity	104,017	104,017	104,017	(1,484,390)	(1,484,390)	(1,484,390)
Income tax and social contribution	(21,551)	(12,765)	(34,316)	371,097	137,525	508,622
Temporary differences	(9,114)	(2,113)	(11,227)	(35,142)	(12,661)	(47,803)
Permanent differences	22,811	8,224	31,035	(18,871)	(6,789)	(25,660)
Incentive deductions	331	—	331	—	—	—
Tax loss/Base negative	10,123	4,870	14,993	—	—	—
Equity Income	(12,918)	(3,074)	(15,992)	(170,772)	(61,478)	(232,250)
Taxes before compensation	(10,318)	(4,858)	(15,176)	146,312	56,597	202,909
Temporary adjustment	2,376	1,901	4,277	—	—	—
Creation/Reversal of tax credit	(27,681)	(15,763)	(43,444)	(143,199)	(54,107)	(197,306)
Effect of increased Social Contribution rate	—	—	—	—	—	—
Adjustments related to current years	5,070	1,825	6,895	—	—	—
Recognition of previously unrecognized tax losses	61,486	21,753	83,239	(13)	(11)	(24)
Others	(103)	—	(103)	—	409	409
Total income tax and social contribution benefit(1)	30,830	4,858	35,688	3,100	2,888	5,988
Effective rate (%)	(30)%	(5)%	(34)%	0%	0%	0%

____________

(1)      The total amounts refers to the sum of Current and Deferred income tax and social contribution. As of December 31, 2023, these amounts represented a credit of R$50,815 (a debit of R$4,925 as of December 31, 2022) and a debit of R$86,503 (a debit R$1,063 as of December 31, 2022), as stated on consolidated statements of profit or loss.

25.4 Unrecognized deferred tax assets

Deferred tax assets and liabilities, shown in the table below, were calculated on tax loss/base negative social contribution on net income and temporary differences at the rate of 34% for Picpay, PicPay Holding, FIDC, Guiabolso and its subsidiary and Crednovo, 40% for Picpay Invest and 45% for PicPay Bank. According described at Note 3.15.

For the year ended December 31, 2023, the Group had tax losses of R$146,795 and accumulated tax losses of R$2,325,752 (R$2,178,597 on December 31, 2022). No deferred tax assets were recognized. Under Brazilian tax legislation carry-forward tax losses do not expire but their use is limited to 30% of the taxable profit in each year:

	December 31, 2022	Additions	December 31, 2023
Unrecognized deferred tax assets
Corporate Income Tax	544,739	36,699	581,438
Social Security Contribution	196,106	18,055	214,160
Total	740,845	54,754	795,598

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management

26.1 Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

This process is continuous, continuously reviewed and serves as the basis for the Group’s strategies, the primary risks related to financial instruments are:

Credit risk

Credit risk is the possibility that a counterparty will not comply with its obligations, whether under an agreement or a financial instrument, leading to a drop in expected cash receipts or financial loss.

The Group’s credit risk arises from its cash, cash equivalents, financial investments, acquirer and card issuer receivables, other receivables and loans to its users.

•        Cash and cash equivalents

Credit risk related to bank account balances and investments in financial institutions are managed by Risks and Treasury areas, with priority being given to institutions with “AAA” assessment by rating agencies (Moody’s, S&P or Fitch). Based on Group risk assessment, the expected credit loss is not material since the accounts receivable are mainly comprised of high liquidity investments and operational accounts, approved by large financial institutions that have a low overall risk level based on ratings received from major credit rating agencies. Additionally, these financial institutions are the legal obligors to the accounts receivable.

•        Financial investments

These primarily relate to bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

•        Acquirer and card issuer receivables

The Group recognizes amounts to receive from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result the Group is exposed to the risk of default by the acquirers and card issuers.

In its role as a sub-acquirer, The Group uses national acquirers seeking to avoid concentration in any single acquirer and increase financial efficiency, the Group transfers all receivables to Banco Original (without recourse), and PicPay processes all credit card transactions with the acquirers Stone, Cielo and Getnet and card issuers.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

The Group uses only acquirers authorized to operate by the BACEN, which are supervised and monitored by BACEN, including the minimum equity level for the operation, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which Group can be held responsible for making the payment of receivables to commercial establishments without the receipt of the amounts by the acquirer. Until now, The Group has not suffered losses on receivables from acquirers.

The Group management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payments arrangement (Visa, Mastercard, Elo and others) have their own risks and guarantee models to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquires and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risks mitigation such as:

•        Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement in the event that the legal obligors do not make payment.

•        Processes for mitigating operational failures, such as fraud prevention, limitations anticipating the agenda, among others.

As of December 31, 2023, the Group had an amount receivable totaling R$138,548 (R$2,921,615 on December 31, 2022) from the acquirers and R$2,966,040 (R$390,872 on December 31, 2022) from card issuers, based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$4 (R$1 on December 31, 2022).

•        Consumer Loans

Consumer loans are retail loans which include within the portfolio personal loans, FGTS loans and public payroll loans, beginning in October 2023 for certain consumers who meet credit performance criteria.

Payroll loans are loans for which the payments and interest are discounted either directly from the consumer’s salary from the payroll of a government body or from their government pension or other benefit payments. Credit enhanced financial assets as they are linked to client payroll directly, meaning that the client paycheck is automatically discounted of the loan installments.

FGTS loans are collateralized by the deposits held in Government account.

As of December 31, 2023, the Group made a provision for expected credit losses in the amount of R$14,286 (R$0 on December 31, 2022).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

•        Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. At December 31, 2023, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial asset.

The carrying amount of financial assets represents the maximum credit exposure. The Group’s outstanding financial assets are presented in the table below:

	Year ended December 31
	2023	2022
Cash and cash equivalents	7,379,049	6,361,401
Financial assets measured at fair value through other comprehensive income	2,574,863	829,750
Financial investments	2,574,863	829,750
Financial investments at fair value through profit or loss	176,717	740,019
Financial investments	176,717	740,019
Financial assets measured at amortized cost	4,116,019	3,487,405
Trade receivables	3,429,602	3,417,673
Consumer loans	560,459	—
Other receivables	125,958	69,732
Total	14,246,648	11,418,575

Expected credit losses — by stages

As of December 31, 2023, the ECL allowance totaled R$14,290 (R$1 as of December 31, 2022). The allowance is provided by a model estimation sensitive to the methods, assumptions and parameters underlying its calculation. The Group monitors the expected credit losses allowance coverage ratio (table below) over the gross receivables amount in order to manage credit risk increases.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

Expected credit losses are classified through stages, as described in Note 3.3.

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
Personal loans	189,285	5.14%	(11,663)	81.62%	6.16%
Payroll loans	62,823	1.71%	(286)	2.00%	0.46%
FGTS loans	309,479	8.41%	—	0.00%	0.00%
Sub-total Consumer Loans	561,587	15.26%	(11,949)	83.62%
Financial transactions processed by acquirers and by card issuers	3,104,592	84.38%	(4)	0.03%	0.00%
Sub-total Financial transactions acquirers and by card issuers	3,104,592	84.38%	(4)	0.03%
Sub-total Stage 1	3,666,179	99.64%	(11,953)	83.65%

Personal loans	12,628	0.34%	(2,074)	14.51%	16.42%
Payroll loans	2	0.00%	—	0.00%	0.00%
FGTS loans	1	0.00%	—	0.00%	0.00%
Sub-total Consumer Loans	12,631	0.34%	(2,074)	14.51%
Sub-total Stage 2	12,631	0.34%	(2,074)	14.51%

Personal loans	167	0.00%	(83)	0.58%	49.70%
Payroll loans	112	0.00%	(56)	0.39%	50.00%
FGTS loans	248	0.01%	(124)	0.87%	50.00%
Sub-total Consumer Loans	527	0.01%	(263)	1.84%
Sub-total Stage 3	527	0.01%	(263)	1.84%
Total Consumer Loans	574,745	15.62%	(14,286)	99.97%
Total Financial transactions acquirers and by card issuers	3,104,592	84.38%	(4)	0.03%
Total	3,679,337	100.00%	(14,290)	100.00%

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

Expected credit losses — by PD vs stages

The table below shows the PD credit distribution as of December 31, 2023. The PD credit classification is grouped in three categories based on its probability of default at the reporting date.

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)
PD < 5%	3,477,000	95%	346	2%	0%
Stage 1	3,476,887	94.50%	290	2.03%	0.01%
Stage 2	2	0.00%	0	0.00%	0.49%
Stage 3	112	0.00%	56	0.39%	50.00%

5% <= PD <= 20%	80,036	2%	3,527	25%	4%
Stage 1	80,035	2.18%	3,526	24.68%	4.41%
Stage 2	1	0.00%	0	0.00%	5.06%
Stage 3	0	0.00%	0	0.00%	50.00%

PD > 20%	122,293	3%	10,417	73%	9%
Stage 1	109,250	2.97%	8,136	56.93%	7.45%
Stage 2	12,628	0.34%	2,074	14.51%	16.42%
Stage 3	415	0.01%	207	1.45%	50.00%
Total	3,679,329	100.00%	14,290	100.00%	0.39%

As shown on the table above, there is a concentration of Stage 1 credits in all groups. Credit loss allowance increases as the PD increases.

Market Risk

Market risk is defined as the possibility that the market value of financial instruments or investments will increase or decrease as a result of volatility and unpredictable movements in market valuations.

As of December 31, 2023 the Group had derivative financial instruments for economic hedge purpose. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

a) Interest rate risk

PicPay has sovereign debt securities and reverse repos to comply with BACEN “BCB No. 80”, which requires that payment institutions at a minimum total value of their users’ balances in payment accounts: government bonds with a term of less than 540 days, reverse repos collateralized by government bonds, and/or balance in a specific account with BACEN. Investments in government bonds are classified at fair value through other comprehensive income. In this portfolio, the Company is primarily exposed to fluctuations in the SELIC (basic interest rate in Brazil).

The Group performed a sensitivity analysis regarding the interest rates to which its is exposed as a result of the financial assets held and financial liabilities issued on December 31, 2023 and 2022. As a premise, impacts of 10% upwards or downwards were adopted, both in the SELIC rate and in the CDI rate. As a result, financial income and liability from short-term investments and sovereign debt securities would be impacted as follows on the annual results assuming no alterations in any other variables. The table below shows the impact on profit or loss and other comprehensive income from these changes in interest rates. For financial instruments measured at amortized cost, the impact is for a 12 month period with cashflow impact, and assumes no alterations in any other variables. For financial instruments measured at fair value, the impact, is the change in fair value of such a change in interest rates.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

	Rate risk	Total portfolio amount	Basic interest rate shock
			+10%	-10%
As of December 31, 2023
Type
Financial assets
Government Bonds – LFT	SELIC	2,124,660	24,965	(24,965)
Government Bonds – LTN	Fixed Rate	618,664	7,251	(7,251)
Loans	Fixed Rate	554,162	8,452	(8,452)
Financial liabilities
Payment accounts(1)	CDI	(943,864)	(12,299)	12,299
CDB’s	CDI	(12,368,426)	(161,161)	161,161

As of December 31, 2022
Type
Financial assets
Government Bonds – LFT	SELIC	1,550,724	19,151	(19,151)
Reverse repurchase agreements – Financial Treasury Bills (LFT)	Fixed Rate	2,416,701	29,919	(29,919)
Reverse repurchase agreements – National Treasury Note (NTN-B)	Fixed Rate	3,810,450	32,805	(32,805)

Financial liabilities
Payment accounts(1)	CDI	(985,353)	(12,199)	12,199
CDB’s	CDI	(9,187,225)	(113,738)	113,738
Futures Contract – CDI Rate(2)	CDI	2,640,820	32,693	(32,693)

____________

(1)      As a business strategy for the purpose of attracting and maintaining its user base, PicPay use the “CDI rate” (meaning Brazilian interbank deposit rate) to daily remunerate the wallet balance of PicPay users. Although, there is no set deadline for termination, PicPay can end the remuneration of its´s users balances, at any time, since there is no legal requirement. Such lack of obligation serves as a risk mitigator in case of high interest rate movements, allowing PicPay to cease it at its own convenience.

(2)      Futures Contract — CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.

b) Foreign exchange risk

The Group has some contracts with suppliers in foreign currency. These commitments refer to services provided and software licenses, among others. The Group monitors these payments and exposures to foreign currency.

The table below shows the sensitivity to a shock in the US dollar quotation, with all other variables kept constant, as of December 31, 2023 and 2022.

	Rate risk	Total exposure on December, 31, 2023	+10%	-10%
Type
Trade payables	Dollar	46	4	(4)

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

	Rate risk	Total exposure on December, 31, 2022	+10%	-10%
Type
Trade payables	Dollar	2,638	264	(264)

Liquidity risk

Liquidity risk refers to the Company’s ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to mitigate these risks, management has adopted a diversified approach to financing, in addition to its main base of deposits. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Stress tests are conducted to assess the impact of extreme events on the company’s finances, and a contingency plan is in place to deal with liquidity shortages during crises. Any new initiative or product is preliminarily assessed by the market and liquidity risk department.

The treasury department is in charge of coordinating with other sectors to ensure the effective implementation of the liquidity management strategy.

As part of cash flow management, the treasury department invests in highly liquid, low-risk assets whenever there are resource surpluses. It is important to note that Company does not use its assets as collateral for loans, financial transactions, or contractual obligations.

Detailed information on financial liabilities is essential for cash flow projections and management, ensuring that the company has adequate resources to meet its obligations. Contractual terms of lease liabilities are available in Note 19.

The table below shows the contractual maturity:

Assets

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2023
Cash and cash equivalents	7,379,049	—	—	—	—	—	7,379,049
Financial investments	—	—	421,167	—	759,006	1,571,407	2,751,580
Trade receivables	2,284,660	350,010	236,987	387,021	170,907	17	3,429,602
Consumer Loans	25,924	42,416	39,898	92,868	119,858	239,495	560,459
Other receivables	51,218	—	—	1,496	20	73,224	125,958
Total	9,740,851	392,426	698,052	481,385	1,049,791	1,884,143	14,246,648

As of December 31, 2022
Cash and cash equivalents	6,361,401	—	—	—	—	—	6,361,401
Financial investments	27,918	718,403	—	—	823,448	—	1,569,769
Trade receivables	1,780,020	512,692	341,115	514,644	269,202	—	3,417,673
Other receivables	2,252	—	—	—	—	67,480	69,732
Total	8,171,591	1,231,095	341,115	514,644	1,092,650	67,480	11,418,575

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2023
Third-party funds – payment accounts	807,700	—	—	—	—	—	807,700
Third-party funds – Daily Liquidity CDB’s(1)	6,280,043	1,600,795	985,105	1,108,243	1,477,657	861,967	12,313,809
Third-party funds – CDB’s(1)	1,895	25,025	24,217	37,308	55,067	47,268	190,781
Trade payables	643,252	5,133	11	—	202	—	648,598
Total	7,732,890	1,630,953	1,009,333	1,145,551	1,532,926	909,235	13,960,888

As of December 31, 2022
Third-party funds – payment accounts	827,977	—	—	—	—	—	827,977
Third-party funds – CDB’s(1)	—	—	—	—	—	9,344,601	9,344,601
Trade payables	379,407	31	1,140	199	5,216	—	385,993
Total	1,207,384	31	1,140	199	5,216	9,344,601	10,558,571

____________

(1)      The issuance of a daily liquidity CDB allows the counterparty to redeem the invested amount at any time until its final maturity, without any type of grace period. Therefore, it is important to evaluate and monitor the redemption behavior of these positions, so that liquidity risk management is carried out conservatively. The methodology adopted provides for an Average Redemption Curve, calculated monthly and categorizing the issuances by batches. The analysis therefore reflects an average redemption behavior of Company liquid liabilities.

Third-party funds — payment accounts are classified as due in ‘up to 30 days’ as they can contractually be withdrawn immediately. However historic behavior of clients suggests that these amounts will not be withdrawn in this time period. Additionally in PicPay the related government bonds, purchased to comply with BACEN standard BCB No. 80 and recognized as Financial investments, may have a maximum maturity term of 540 days but have historically had a high liquidity in the Brazilian market.

The Group is exposed to several operational risks, the most relevant being the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud with the development of anti-fraud processes and strategies and real-time monitoring of transactions using payment account balance or credit card for bank slips, withdrawals or transfers between users, identifying, approving or declining transactions.

26.2 Capital Management

The Group has implemented processes and controls to ensure that the Group meet the minimum adjusted equity capital adjusted by the results (equity capital plus profit/losses into the period) thresholds required under BACEN regulations. Pursuant to such regulations, PicPay’s minimum adjusted equity capital must be equivalent to the greater of:

•        2% of the monthly average of payment transactions for the last 12 months; or

•        2% of the balance in the portfolio at the end of the month.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

Adjusted equity capital is calculated as the share capital, plus the value of future capital increase and excluding the costs and expenses and the accumulated loss for the year.

The Risk area calculates these values on a monthly basis.

PicPay’s capital requirement is determined within the scope of the prudential conglomerate. The ratio of Capital against Risk Weighted Assets was 11.72% in December 31, 2023 (12.84% in December 31, 2022), representing 4.97% (2.34% in December 31, 2022) above of the minimum regulatory 6.75% (10.50% minimum regulatory in December 31, 2022).

26.3 Financial instruments

As of December 31, 2023 the carrying amount of the Group’s financial instruments not measured at fair value in the statement of financial position is a reasonable approximation of their fair value, as they are mainly represented by short-term items and are indexed to market rates.

The financial assets held by the Group relate to:

•        Receivables generated by its activities as a payment arrangement institution;

•        Investments made with available liquidity; and

•        Regulatory investments to cover the amounts of third-party funds (i.e. the amount of electronic currency issued) as required by Circular 3,681;

•        Derivative instruments to hedge floating interest rate risk of the senior FIDC quotas and fixed rate of government securities.

26.3.1. Financial instruments by category

Financial assets

	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
As of December 31, 2023
Cash and cash equivalents	7,379,049	—	—	7,379,049
Amounts receivable from acquirers	138,548	—	—	138,548
Amounts receivable from card issuers	2,966,040	—	—	2,966,040
Government Bonds – LFT	—	168,461	1,956,199	2,124,660
Government Bonds – LTN	—	—	618,664	618,664
Other investment	—	8,256	—	8,256
Trade receivables	325,014	—	—	325,014
Consumer loans	560,459	—	—	560,459
Other receivables	125,958	—	—	125,958
Total	4,116,019	176,717	2,574,863	6,867,599

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

	Amortized Cost	FVTPL(1)	FVOCI(2)	Total
As of December 31, 2022
Cash and cash equivalents	6,361,401	—	—	6,361,401
Amounts receivable from acquirers	2,921,615	—	—	2,921,615
Amounts receivable from card issuers	390,872	—	—	390,872
Government Bonds – LFT	—	720,974	829,750	1,550,724
Reverse repurchase agreements – Government Bonds – NTN-B	—	19,045	—	19,045
Futures Contract – CDI Rate(3)	—	—	—	—
Trade receivables	105,186	—	—	105,186
Other receivables	69,732	—	—	69,732
Total	9,848,806	740,019	829,750	11,418,575

____________

(1)      FVTPL: fair value through profit or loss;

(2)      FVOCI: fair value through other comprehensive income.

(3)      As of December 31, 2023 and 2022 the fair value of these derivative contracts is not significant because they are daily settled with the exchange on which they were contracted.

Financial liabilities

	Amortized Cost	FVTPL(1)	Total
As of December 31, 2023
Third-party funds – payment account	807,700	—	807,700
Third-party funds – CDB’s	12,504,590	—	12,504,590
Trade payables	648,598	—	648,598
Total	13,960,888	—	13,960,888

As of December 31, 2022
Third-party funds – payment account	827,977	—	827,977
Third-party funds – CDB’s	9,344,601	—	9,344,601
Trade payables	385,993	—	385,993
Total	10,558,571	—	10,558,571

____________

(1)      FVTPL: fair value through profit or loss;

26.3.2. Measurement of Fair Value

Calculation of fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability.

Fair value is determined according to the following hierarchy:

Level 1:	prices quoted (not adjusted) in active market;
Level 2:	Inputs which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices); and
Level 3:

Assumptions which are not based on observable market data (unobservable inputs). Involve the use of quantitative methods that use market references and unobservable data in the market in producing its estimates.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

26. Risk management (cont.)

The following table shows the level in the hierarchy of fair value measurements of the Group’s financial assets measured at fair value.

Estimated fair value

	December 31, 2023			December 31, 2022
	Carrying amount	Fair value	Hierarchy Level	Carrying amount	Fair value	Hierarchy Level
Financial assets
Government Bonds – LFT(1)	2,124,660	2,124,660	Level I	1,550,724	1,550,724	Level I
Government bonds – LTN(1)	618,664	618,664	Level I			Level I
Other investment(2)	8,256	8,256	Level I	19,045	19,045	Level I
Futures Contract – CDI Rate(3)	—	—	Level I	—	—	Level I
Total	2,751,580	2,751,580		1,569,769	1,569,769

____________

(1)      Due to their high liquidity and the short-term nature, the carrying amount of financial investments is a reasonable approximation of their fair value.

(2)      Other investment is a fixed income investment, with daily liquidity where the carrying amount is considered to be a reasonable approximation of the fair value.

(3)      As of December 31, 2023 and 2022 the fair value of these derivative contracts is not significant because they are settled daily with the exchange on which they were contracted.

The carrying amounts of related parties, prepaid expenses, advances to suppliers and trade payables are measured at amortized cost. Settlement periods do not exceed 60 days and therefore the carrying amounts are considered reasonable approximation of the fair values. Due to the high liquidity and the short-term nature of reverse repurchase agreements, the carrying amounts are considered to be a reasonable approximation of the fair values.

For amounts related to consumer loans, the Group uses the credit risk assessment in the discounting rate curve calculation. Therefore, the carrying amount is a reasonable approximation of the fair value.

As of December 31, 2023 and 2022, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

26.3.3 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset (net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2023 and 2022 the Group does not have financial instruments that meet the conditions for offsetting.

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

27. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability	Equity
	Lease	Share Capital and additional paid in share capital	Capital Reserve (21c)
Balances as of December 31, 2022	52,953	1,751,253	525,289
Variations with effect on cash	(12,245)	—	—
Payment of leases	(12,245)	—	—

Variations without effect on cash	17,944	—	3,738
Transactions with related parties	—	—	3,738
Net of lease payment, interest and remeasurements	17,944	—	—

Balances as of December 31, 2023	58,652	1,751,253	529,027
	Liability			Equity
	Obligations to FIDC quota holders	Loans, including loans from related parties	Lease	Share Capital and additional paid in share capital	Capital Reserve (Note 21c)
Balances as of December 31, 2021	1,963,600	228,279	58,911	895,155	502,027
Variations with effect on cash	(2,136,010)	(243,733)	(10,755)	59,108	—
Capital contributions	—	—	—	59,108	—
Funding receipt	—	50,000	—	—	—
Funding paid	—	(275,000)	—	—	—
Interest paid on loans	—	(18,733)	—	—	—
Proceeds of FIDC senior quotas(1)	190,672	—	—	—	—
Repurchase of FIDC senior quotas(2)	(2,326,682)	—	(10,755)	—	—
Variations without effect on cash	172,410	15,454	4,797	796,990	23,262
Contribution from NCI(3)	—	—	—	796,990	—
Interest accrued on FIDC senior quotas	172,410	—	—	—	23,262
Interest accrued on loans	—	15,454	—	—	—
Net of lease payment, interest and remeasurements	—	—	4,797	—	—
Balances as of December 31, 2022	—	—	52,953	1,751,253	525,289

____________

(1)      Refers to senior quotas purchased by Banco Original subscribed after the acquisition date of the FIDC by PicPay.

(2)      Represents the carrying amount of FIDC senior quotas held by PicPay Bank. For further details refer to Note 17.

(3)     Represents NCI equity position that were reduced via equity adjustment. For further details refer to Note 21(a).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

28. Business combinations

Guiabolso

On July 20, 2021 PicPay acquired 100% of the share capital of Guiabolso, including its subsidiary Just, for a total consideration of R$110,000, which was settled in cash, and obtained control of both entities. Guiabolso offers its users personal financial management and access to products and services based on their profile, in a marketplace with credit cards, insurance, investments and other financial products.

The fair value of net assets acquired and liabilities assumed in this business combination was R$64,755, including a separately identified intangible software asset with a fair value of R$61,033 which was valued using the replacement cost method and has an estimated useful life of 5 years. Also, assets acquired comprise R$7,836 of cash and cash equivalents, R$2,719 of trade receivables and R$2,509 for other asset classes (prepaid expenses, recoverable taxes, other intangible assets and property, plant and equipment). Liabilities assumed comprise R$4,294 for labor obligations, R$3,242 for trade payables, R$1,773 for tax payables and R$33 for Provision for legal and administrative claims the purchase price allocation (PPA) was completed in January, 2022 resulting in recognized goodwill of R$45,245.

Also, the contract includes a payment for post-combination services as follows:

(i)     for shareholders who are executives — payment in cash, at the discretion of the Group, in total amount of R$52,000, which R$13,500 in a 12 months after acquisition date, and R$38,500 in a period of 24 months after acquisition date; and

(ii)    in the amount of R$15,000 paid in cash for employees of Guiabolso with a vesting period of 12 months after acquisition date.

For the year ended December 31, 2023 the Group recognized an expense related to these obligations of R$10,660 under “Administrative Expenses” (R$26,726 in the year ended December 31, 2022).

In July 2022, part of the total obligation of R$52,000 was agreed to be paid by the controlling shareholder of the Group in the amount of R$27,000. This amount was then designated as equity, therefore, as of December 31, 2023 the amount of R$3,738 (R$23,262 as of December 31, 2022) was accounted for in the Capital Reserve. The R$25,000 left that continued to be recognized as a liability under Labor Obligations was fully paid in cash in 2023, therefore as of December 31, 2023 the Group was free of any outstanding liabilities concerning these obligations (R$18,078 as of December 31, 2022).

BX Blue

On February 02, 2023 the subsidiary Guiabolso acquired 100% of the of the shares of BX Blue and obtained control by doing so. BX Blue operates as a marketplace that offers payroll loans to federal civil servants, retirees and INSS pensioners. With this acquisition, PicPay enters the payroll loan market and expands its offer of financial products for its clients. This acquisition aggregated products and services in the Group´s marketplace and is expected to yield synergies in the combining of operations.

On the acquisition date, the consideration transferred by the Group was paid in cash in the total amount of R$9,500. The purchase price allocation (PPA) resulted in a recognized goodwill of R$5,275. The fair value of net assets acquired and liabilities assumed in this business combination was R$6,093, including the following separately identified intangible assets: software with a fair value of R$5,194 and client portfolio with a fair value of R$697, both valued using the income approach and an estimated useful life of 5 years. Also, assets acquired comprise R$1,554 of cash and cash equivalents, R$1,931 of trade receivables and R$946 for other asset classes (recoverable taxes and others). Liabilities assumed comprise R$2,738 for labor obligations and R$1,490 for other liability classes (trade payables, taxes payables, loans and others).

PicS Ltd. Notes to the consolidated financial statements as of December 31, 2023 and 2022. (All amounts in thousands of reais unless otherwise stated)

28. Business combinations (cont.)

A contingent consideration subject to achievement of profit targets between 2023 and 2027, to be paid in March of the year following the achievement of the target and limited to a total consideration of R$70,000, is accounted for at a fair value of R$1,869 as of December 31, 2023. The fair value calculation was based on the income approach of the business plan for next 5 years, from 2023 until 2027, which was recorded in “Trade Payables”. The fair value calculation was based on Monte Carlo Simulation and the main assumptions used in determining the fair value were the stock volatility of similar companies for the last two years, an average risk-free rate of 12.9% per annum based on CDI and a discount rate of 15.02% per annum based on the risk-free rate and Weighted Average Cost of Capital (WACC).

From the date of acquisition, BX Blue has contributed R$14,865 of revenue and R$4,408 to the net profit before tax from the continuing operations of the Group.

29. Subsequent events

After the reporting period, on January 26, 2024, but before the issuance of these financial statements, PicS gained control the credit card operations from Banco Original through: (i) purchasing the portfolio of outstanding assets from customers with good credit quality; and (ii) transfer of activities from the date of purchase of the portfolio.

The purpose of the acquisition is to transfer the credit card business of retail customers from Banco Original to PicS to continue the business strategy started in July 2023 from the transfer of the open checking accounts of retail customers. The strategy remains to specialize each entity in a specific market, being PicS on retail customers and payments.

The total transaction price and its identifiable portfolio of assets from Banco Original were recognized at Cost at PicS, hence it is a transfer of business under common control. Therefore, no goodwill or bargain purchase gain arising from the acquisition existed. The total transaction price was R$1,815,000.

Please note that this post-reporting period event does not impact amounts reported as at December 31, 2023, but it may materially affect our financial position and performance in future reporting periods.

Class A common shares

Picpay Holdings Netherlands B.V.

–––––––––––––––––––––––––––––––––––

PROSPECTUS

–––––––––––––––––––––––––––––––––––

Global Coordinator

Citigroup

        , 2024

Through and including               , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.  Indemnification of Directors and Officers

Members of the Registrant’s board of directors, including former members, will have the benefit of the following indemnification provisions in the Registrant’s articles of association:

Current and former members of the Registrant’s board of directors shall be reimbursed for all expenses (including reasonably incurred and substantiated attorneys’ fees), financial effects of judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, provided he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests or out of his mandate, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Any indemnification shall be made only (unless ordered by a court) upon a determination that indemnification of a director or former director is proper under the circumstances because he or she had met the applicable standard of conduct set.

Expenses that a director or former director has incurred in defending a civil or criminal action, suit or proceeding may be paid by the Registrant in advance of the final disposition of such action, suit or proceeding, upon a resolution of the board of directors with respect to the specific case upon receipt of an undertaking by or on behalf of the director to repay such amount, unless it is ultimately determined that such director is entitled to be indemnified by us.

A director or former director of the Registrant shall not be entitled to any indemnification, if and to the extent:

•        Dutch law would not permit such indemnification;

•        a Dutch court, a judicial tribunal or, in case of an arbitration, an arbitrator has established by final judgment that is not open to challenge or appeal, that the acts or omissions of the director can be considered intentional, fraudulent, grossly negligent, willfully reckless, seriously culpable, or willful misconduct on the part of the director, unless this would in the given circumstances be unacceptable according to the standards of reasonableness and fairness;

•        the costs or the decrease in assets of the director are covered by an insurance and the insurer started payment of the costs or the decrease in assets; or

•        the Registrant brought up the procedure in question before a court.

Item 7.  Recent Sales of Unregistered Securities

The following is a summary of transactions during the preceding three years involving sales of the Registrant’s securities by the Registrant that were not registered under the Securities Act:

The Registrant was incorporated by J&F International, its sole shareholder at that time, on December 27, 2023, as a private limited liability company. Upon incorporation, the Registrant issued 100 shares, with a nominal value of €0.01 each, to J&F International.

Effective as of December 29, 2023, J&F International transferred the beneficial entitlement to: (i) 4% of the issued shares of the Registrant to Stichting JAB, a foundation incorporated under Dutch law; (ii) 3% of the issued shares of the Registrant to Stichting ACC Family, a foundation incorporated under Dutch law; (iii) 1% of the issued shares of the Registrant to Stichting AGR, a foundation incorporated under Dutch law; and (iv) 1% of the issued shares of the Registrant to Stichting ECS, a foundation incorporated under Dutch law. The legal transfer of these shares was effected on March 14, 2024.

Effective as of December 31, 2023, J&F International transferred the beneficial entitlement to 9% of the issued shares of the Registrant to Banco Original, S.A. (“Banco Original”), a Brazilian financial institution, and wholly-owned subsidiary of J&F Participações S.A. (“J&F Participações”), a corporation (sociedade anônima) incorporated under the laws of Brazil, in consideration for the partial repayment of an outstanding debt to Banco Original that J&F International had assumed from its sole shareholder, J&F Participações. The legal transfer of these shares was effected on March 14, 2024.

The preceding issuances were exempt from registration under the Securities Act in reliance on Section 4(a)(2), Rule 701 and/or Regulation S under the Securities Act. No underwriter or underwriting discount or commission was or will be involved in any of the transactions set forth in Item 7.

Item 8.  Exhibits

(a)     The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association of the Registrant currently in effect (unofficial English translation).
3.2*	Form of Articles of Association of the Registrant upon completion of this offering (unofficial English translation).
5.1*	Form of opinion of Loyens & Loeff N.V., Dutch counsel to the Registrant, as to the validity of the Class A common shares.
10.1*	Rights Assignment Agreement (Contrato de Cessão de Direitos) dated January 26, 2024, between PicPay Bank — Banco Múltiplo S.A. and Banco Original S.A. (English translation).
10.2*

Services Agreement (Contrato de Prestação de Serviços) dated January 18, 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.3*

Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated January 10 2024, between PicPay Bank — Banco Múltiplo S.A. (formerly known as Banco Original de Agronegócio S.A.) and Banco Original S.A. (English translation).

10.4*	Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) dated November 16, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.5*

Application Programming Interface Agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) dated May 5, 2022, as amended on December 21, 2022, between PicPay Instituição de Pagamento S.A., Banco Original S.A. and Original Hub Ltda. (English translation).

10.6*	Partnership Agreement dated May 8, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A.
10.7*	Cooperation Agreement (Termo de Cooperação) dated June 9, 2020, as amended and restated on May 2, 2021, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).
10.8*

Payment Arrangement Participation Agreement (Contrato de Participação em Arranjo de Pagamento) dated November 27, 2018, and amended on August 13, 2020, March 1, 2021, January 23, 2023 and July 5, 2023, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).

10.9*

Banking Correspondent Services Agreement (Contrato de Prestação de Serviços de Correspondente Bancário) dated September 11, 2018, as amended and restated on July 26, 2022 and previously amended on March 1, 2021 and October 1, 2020, between PicPay Instituição de Pagamento S.A. and Banco Original S.A. (English translation).

10.10*

Banking Correspondent Services Agreement (Contrato de Prestação de Serviços de Correspondente Bancário) dated July 26, 2022, between Guiabolso Finanças, Correspondente Bancário e Serviços Ltda. and Banco Original S.A. (English translation).

10.11*	Form of Indemnification Agreement.
21.1*	List of subsidiaries.
23.1*	Consent of KPMG Auditores Independentes.
23.2*	Consent of Loyens & Loeff N.V., Dutch counsel to the Registrant (included in Exhibit 5.1).
24.1*	Powers of attorney (included in signature page of the initial filing of this registration statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

(b)    Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9.  Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this            day of            ,            .

Picpay Holdings Netherlands B.V.
By:
Name:
Title:
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints            and            each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on            in the capacities indicated:

Name	Title
Chief Executive Officer
(principal executive officer)
Chief Financial Officer
(principal financial officer and principal accounting officer)
Director
Director
Director
Director

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Picpay Holdings Netherlands B.V. in the United States, has signed this registration statement on            .

Authorized U.S. Representative — Cogency Global Inc.
By:
Name:
Title: